

SEC Mail Processing
Section

APR 06 2010

Washington, DC
110

AMERICAN CAMPUS COMMUNITIES, INC.

ANNUAL MEETING OF STOCKHOLDERS

Thursday, May 6, 2010
10:00 a.m. Central Time

805 Las Cimas Parkway
Suite 400
Austin, TX 78746

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders

The Proxy Statement and the 2009 Annual Report to Stockholders are available at:
http://www.AmericanCampus.com/Investors/Proxy



American Campus Communities, Inc.
805 Las Cimas Parkway, Suite 400
Austin, TX 78746

proxy

This proxy is solicited by the Board of Directors for use at the Annual Meeting on May 6, 2010.

If no choice is specified, the proxy will be voted "FOR" Items 1, 2 and 3.

The undersigned hereby appoints William C. Bayless Jr., Greg A. Dowell and Jonathan A. Graf, or any of them, proxies of the undersigned, with full powers of substitution, to represent the undersigned and to vote all shares of Common Stock of American Campus Communities, Inc. held of record by the undersigned as of the close of business on March 15, 2010, on behalf of the undersigned at the Annual Meeting of Stockholders to be held on May 6, 2010 at 10:00 a.m., Central Time, at our corporate office located at 805 Las Cimas Parkway, Suite 400, Austin, Texas or at any adjournment or postponement thereof.

THE VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST AS DIRECTED. IF THIS PROXY IS PROPERLY EXECUTED BUT IF NO DIRECTION IS GIVEN, THE VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST "FOR" EACH OF THE NOMINEES FOR DIRECTOR, "FOR" APPROVAL OF THE AMERICAN CAMPUS COMMUNITIES, INC. 2010 INCENTIVE AWARD PLAN AND "FOR" THE RATIFICATION OF ERNST & YOUNG LLP AS OUR INDEPENDENT AUDITORS FOR 2010 AND IN THE DISCRETION OF THE PROXY HOLDER ON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

Address Change/Comments
(Mark the corresponding box on the reverse side)

See reverse for voting instructions.



Shareowner ServicesSM
P.O. Box 64945
St. Paul, MN 55164-0945

TO VOTE BY MAIL AS THE BOARD OF DIRECTORS RECOMMENDS ON ALL ITEMS BELOW, SIMPLY SIGN, DATE, AND RETURN THIS PROXY CARD.

Please detach here

The Board of Directors Recommends a Vote FOR Items 1, 2 and 3.

1. Election of Directors for a one-year term expiring at the 2011 Annual Meeting of Stockholders

01 William C. Bayless Jr.	05 Edward Lowenthal	☐ Vote FOR all nominees (except as marked)
02 R.D. Burck	06 Joseph M. Macchione	☐ Vote WITHHELD from all nominees
03 G. Steven Dawson	07 Winston W. Walker	
04 Cydney C. Donnell		

(Instructions: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

2. Approval of the American Campus Communities, Inc. 2010 Incentive Award Plan ☐ For ☐ Against ☐ Abstain

3. Ratification of Ernst & Young as our independent auditors for 2010 ☐ For ☐ Against ☐ Abstain

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR EACH PROPOSAL.

Address Change or Comments? Mark box, sign, and indicate changes below: ☐

Date ______________________

Signature(s) in Box

Please sign exactly as your name(s) appears on Proxy. If held in joint tenancy, all persons should sign. Trustees, adminis-trators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy.

SEC Mail Processing
Section

APR 06 2010

Washington, DC
110



805 Las Cimas Parkway, Suite 400
Austin, Texas 78746

March 23, 2010

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of American Campus Communities, Inc. to be held at 10:00 a.m. (Central Time) on Thursday, May 6, 2010, at our corporate office located at 805 Las Cimas Parkway, Suite 400, Austin, Texas. A notice of the meeting, a proxy and a proxy statement containing information about the matters to be acted upon are enclosed.

Following the formal business session, there will be an opportunity for questions of general interest to the stockholders.

It is important that your shares be represented and voted whether or not you plan to attend the Annual Meeting in person. If you choose not to attend and vote at the Annual Meeting in person, you may vote by completing and mailing the enclosed proxy card. Voting by written proxy will ensure your shares are represented at the Annual Meeting. Please review the instructions on the proxy card or the information forwarded by your bank, broker or other holder of record regarding each of these voting options.

On behalf of the Board of Directors,

Sincerely,

WILLIAM C. BAYLESS, JR.
President and
Chief Executive Officer

American Campus Communities, Inc.
805 Las Cimas Parkway, Suite 400
Austin, Texas 78746

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 6, 2010

To the Holders of Common Stock of
AMERICAN CAMPUS COMMUNITIES, INC.:

The 2010 Annual Meeting of Stockholders of American Campus Communities, Inc., a Maryland corporation, will be held at our corporate office located at 805 Las Cimas Parkway, Suite 400, Austin, Texas, on Thursday, May 6, 2010, at 10:00 a.m. (Central Time) to consider and take action upon the following:

(i) To elect seven directors to a one-year term of office expiring at the 2011 Annual Meeting of Stockholders or until their successors are duly elected and qualified;

(ii) To ratify Ernst & Young LLP as our independent auditors for 2010;

(iii) To approve the American Campus Communities, Inc. 2010 Incentive Award Plan; and

(iv) To consider and act upon any other matters that may properly be brought before the Annual Meeting and at any adjournments or postponements thereof.

The enclosed proxy card is solicited by our Board of Directors, which recommends that our stockholders vote FOR the election of the nominees named therein and FOR approval of the American Campus Communities, Inc. 2010 Incentive Award Plan. The Audit Committee, which has the sole authority to retain our independent auditors, recommends that you vote FOR the ratification of Ernst & Young as our independent auditors for 2010. Please refer to the attached Proxy Statement for further information with respect to the business to be transacted at the Annual Meeting.

The Board of Directors has fixed the close of business on March 15, 2010 as the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof. Only stockholders of record of our common stock at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof.

Whether or not you plan to attend the Annual Meeting in person, please mark, execute, date and return the enclosed proxy in the postage-prepaid envelope provided. Should you attend the Annual Meeting in person you may, if you wish, withdraw your proxy and vote your shares in person.

By Order of the Board of Directors,



JONATHAN A. GRAF
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Austin, Texas
March 23, 2010

Important Notice Regarding the Availability of Proxy Materials for the Annual Stockholder Meeting to Be Held on May 6, 2010.

This Proxy Statement, Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal year ended December 31, 2009 are available at www.AmericanCampus.com/Investors/Proxy

TABLE OF CONTENTS

Questions and Answers ... 1

Election of Directors ... 3

Board of Directors ... 3
- Board Composition ... 3
- Board Committees ... 6
- Consideration of Director Nominees ... 7

Governance of the Company ... 8
- Board Independence and Meetings ... 8
- Board Leadership Structure ... 8
- Board's Role in Risk Oversight ... 8
- Director Qualifications; Limits on Board Service ... 9
- Term Limits; Retirement Age ... 9
- Board and Committee Evaluations ... 9
- Number of Directors; Director Vacancies ... 10
- Stockholder Approval of Amendment of Our Charter and Bylaws and Transactions Outside the Ordinary Course of Business ... 10
- Guidelines on Governance and Codes of Ethics ... 10
- Communication with the Board of Directors ... 11
- Stock Ownership Guidelines ... 11
- Management Succession ... 11

Executive and Senior Officers ... 11
- Executive Officers ... 11
- Senior Officers ... 12

Security Ownership ... 15

Section 16(a) Beneficial Ownership Reporting Compliance ... 16

Executive Compensation ... 17
- Compensation Policies and Practices Relating to Risk Management ... 17
- Compensation Committee Report ... 17
- Compensation Discussion and Analysis ... 18
- Summary Compensation Table ... 28
- Grants of Plan Based Awards ... 30
- Employment Contracts ... 30
- Outstanding Equity Awards at Fiscal Year-End ... 31
- Awards Vested ... 31
- Potential Payments Upon Termination or Change in Control ... 32
- Equity Compensation Plan ... 34

Compensation of Directors ... 35

Certain Relationships and Related Transactions ... 36

Approval of the American Campus Communities, Inc. 2010 Incentive Award Plan ... 37
- Administration ... 37
- Eligible Persons ... 37
- Shares Subject to Grants ... 37
- Awards ... 37
- Terms and Conditions of Option Grants ... 37
- Terms and Conditions of RSAs ... 39
- Terms and Conditions of RSUs ... 39
- Terms and Conditions of PIUs ... 39
- Terms and Conditions of Other Awards ... 40
- Acceleration and Change in Control ... 40
- Other Key Provisions ... 40
- New Plan Benefits ... 40
- Tax Aspects Under the Plan ... 41
- Recent Stock Price ... 42
- Required Vote ... 42

Audit Committee Information ... 43
- Report of the Audit Committee ... 43
- Independent Auditor Fees ... 44
- Ratification of the Selection of Independent Auditors ... 45

Stockholder Proposals… ... 45

2009 Annual Report ... 45

Annex A—American Campus Communities, Inc. 2010 Incentive Award Plan

(This page intentionally left blank.)

American Campus Communities, Inc.
805 Las Cimas Parkway, Suite 400
Austin, Texas 78746

PROXY STATEMENT

The accompanying proxy card, to be mailed to stockholders together with the Notice of Annual Meeting of Stockholders and this Proxy Statement on or about March 23, 2010, is solicited by the Board of Directors of American Campus Communities, Inc. in connection with the Annual Meeting of Stockholders ("Annual Meeting") to be held on May 6, 2010.

QUESTIONS AND ANSWERS

Q: What am I voting on?

A: Election of seven directors to hold office for a one-year term, approval of the American Campus Communities, Inc. 2010 Incentive Award Plan and ratification of Ernst & Young LLP as our independent auditors for 2010.

Q: Who is entitled to vote?

A: Stockholders as of the close of business on March 15, 2010 are entitled to vote at the Annual Meeting. Each share of common stock is entitled to one vote.

Q: How do I vote?

A: Sign and date each proxy card you receive and return it in the prepaid envelope. If you do not mark any selections, the proxy holders named on your proxy card will vote your shares in favor of all of the director nominees, in favor of the approval of the American Campus Communities, Inc. 2010 Incentive Award Plan and in favor of the ratification of Ernst & Young LLP as our independent auditors for 2010. You may change your vote or revoke your proxy at any time before the Annual Meeting by submitting written notice to our Secretary, submitting another proxy that is properly signed and later dated or voting in person at the Annual Meeting. In each case, the later submitted votes will be recorded and the earlier votes revoked. If you hold your shares in street name, please follow the procedures required by your bank, broker or other nominee to revoke a proxy. You should contact that firm directly for more information on these procedures.

Under New York Stock Exchange rules, the proposal to ratify the appointment of independent registered public accountants is considered a "discretionary" item. This means that brokerage firms may vote in their discretion on this matter on behalf of clients who have not furnished voting instructions at least 10 days before the date of the meeting.

In their discretion, the proxy holders are authorized to vote on any other matters that may properly come before the Annual Meeting and at any postponement or adjournment thereof. The Board knows of no other items of business that will be presented for consideration at the Annual Meeting other than the proposals described in this Proxy Statement. In addition, no stockholder proposals or nominations were received on a timely basis, so no such matters may be brought to a vote at the Annual Meeting.

Q: Is my vote confidential?

A: Yes. Proxy cards, ballots and voting tabulations that identify individual stockholders are confidential. Only the inspectors of election and certain employees associated with processing proxy cards and counting the vote have access to your card. Additionally, all comments directed to management (whether written on the proxy card or elsewhere) will remain confidential, unless you ask that your name be disclosed.

Q: Who will count the vote?

A: All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes and withheld votes and abstentions. In order to be elected as a director, a nominee must receive a plurality of the votes cast at the Annual Meeting at which a quorum is present. In order for the American Campus Communities, Inc. 2010 Incentive Award Plan to be approved and for Ernst & Young LLP to be ratified as our independent auditors for 2010, the respective proposal must receive a majority of the votes cast at the Annual Meeting at which a quorum is present. For purposes of calculating votes cast on a proposal, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote on the proposal. "Broker non-votes" are proxies from brokers or other nominees indicating that such person has not received instructions from the beneficial owner or other person entitled to vote the shares that are the subject of the proxy on a particular matter with respect to which the broker or other nominee does not have discretionary voting power.

Q: What constitutes a quorum?

A: As of the record date for the Annual Meeting, 52,293,244 shares of common stock were issued and outstanding. A majority of the outstanding shares, present or represented by proxy, constitutes a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will be counted in determining the presence of a quorum.

Q: Who can attend the Annual Meeting?

A: All stockholders of record as of March 15, 2010 can attend.

Q: Who pays for this proxy solicitation?

A: We will bear the entire cost of solicitation of proxies, including preparation, assembly and mailing of this Proxy Statement, the proxy card and any additional information we furnish to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding shares of our common stock in their names that are beneficially owned by others to forward to these beneficial owners. We may reimburse persons representing beneficial owners for their costs of forwarding the solicitation material to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, facsimile, electronic mail or personal solicitation by our directors, officers or employees. We will not pay any additional compensation to directors, officers or employees for such services.

ELECTION OF DIRECTORS

There are currently eight directors on the Board, William C. Bayless, Jr., R.D. Burck, G. Steven Dawson, Cydney C. Donnell, Edward Lowenthal, Joseph M. Macchione, Brian B. Nickel and Winston W. Walker. The employment agreement with Mr. Bayless provides that he will be nominated as a director. See "Executive Compensation – Employment Contracts." Mr. Nickel resigned as an officer effective March 31, 2010 and will not stand for re-election to the Board. Effective as of the date of the Annual Meeting, the size of the Board will be reduced to seven directors. Directors elected at the Annual Meeting will hold office for a one-year term.

All nominees have consented to serve as directors. The Board has no reason to believe that any of the nominees will be unable to act as director. However, if a director is unable to stand for re-election, the Board may either reduce the size of the Board or the Nominating and Corporate Governance Committee may designate a substitute. If a substitute nominee is named, the proxies will vote for the election of the substitute.

Directors are elected by a plurality of the votes cast at the Annual Meeting, which means the seven nominees who receive the largest number of properly cast votes will be elected as directors. Each share of our common stock is entitled to one vote for each of the seven director nominees. Cumulative voting is not permitted. It is the intention of the proxy holders named on the enclosed proxy card to vote the proxies received by them for the election of the nominees named below unless authorization to do so is withheld.

BOARD OF DIRECTORS

Board Composition

The Nominating and Corporate Governance Committee seeks directors with established strong professional reputations and experience in areas relevant to the strategy and operations of our business. Each of the nominees for election as a director at the Annual Meeting holds or has held senior executive positions in large, complex organizations and has experience that meets this objective, as described below. In these positions, they have also gained experience in core management skills, such as strategic and financial planning, public company financial reporting, compliance, risk management and leadership development. Each of our directors also has experience serving on or advising boards of directors and board committees of other companies and has an understanding of corporate governance practices and trends.

The Nominating and Corporate Governance Committee also believes that each of the nominees has other key attributes that are important to an effective board: integrity, candor, analytical skills, the willingness to engage management and each other in a constructive and collaborative fashion, and the ability and commitment to devote significant time and energy to service on the Board and its committees. The Nominating and Corporate Governance Committee takes into account diversity considerations in determining the director nominees and planning for director succession and believes that, as a group, the nominees bring a diverse range of perspectives to the Board's deliberations. Each of the nominees, other than Mr. Bayless, is independent of us and our management.

In addition to the above, the Nominating and Corporate Governance Committee also considered the specific experience described in the biographical details that follow in determining to nominate the individuals set forth below for election as directors.

William C. Bayless, Jr. has been our President and Chief Executive Officer since October 2003 and has served on our Board of Directors since August 2004. Mr. Bayless is a co-founder of our company and participated in the founding of the student housing business of our predecessor entities. Mr. Bayless served as Executive Vice President and Chief Operating Officer of our predecessor entities from July 1995 to September 2003, where he directed all aspects of our predecessor entities' business segments including business development, development and construction management, acquisitions and management services. He served as our Vice President of Development from the inception of our predecessor entities in 1993 until July 1995. Mr. Bayless served as the Director of Operations for Century Development's student housing division from 1991 to 1993. From 1988 to 1991, Mr. Bayless served as the Director of Marketing responsible for business development and marketing for the student housing division of Cardinal Industries. Mr. Bayless began his career in student housing with Allen & O'Hara

where he held the positions of Resident Assistant, Resident Manager and Area Marketing Coordinator from 1984 to 1988. He received a B.S. in Business Administration from West Virginia University.

Areas of Relevant Experience: Ability to lead our organization; detailed knowledge and unique perspective and insights regarding the student housing industry and the strategic and operational opportunities and challenges, economic and industry trends, and competitive and financial positioning of us and our business.

Age: 45.

R.D. Burck has been our Independent Chairman of the Board since August 2004. Mr. Burck retired from the position of chancellor of The University of Texas System in 2002. Mr. Burck joined the University of Texas System in 1988 to serve as the vice chancellor of business affairs and then as executive vice chancellor for business affairs before being appointed by the Board of Regents as interim chancellor in June 2000 and chancellor six months later in December 2000. Mr. Burck worked worldwide for Getty Oil Co., headquartered in Los Angeles, from 1955 to 1984. In 1979, he was involved in the creation and served as director, as well as vice president, of ESPN, the first cable TV sports network. Mr. Burck is Chairman of MBST Holdings, LLC and Patton Medical Devices. He also serves on the Advisory Board of Frost Bank and is a member of the board of directors of Celo Data, Inc. In addition, Mr. Burck serves as a member of the board of trustees of The Headliners Club and is the Chairman of the Board of The Rise School of Austin. He is a lifetime member of The University of Texas Exes and serves on the Executive Committee of the University of Texas Chancellor's Council. He also has been a member of the board of the Texas Department of Information Resources, the board of the Texas Life, Accident, Health and Hospital Service Insurance Guaranty Association, the formal advisory committee of the Texas Higher Education Coordinating Board, and the advisory council of the U.T. Austin College of Natural Sciences. Mr. Burck is a former director of the National Conference of Christians and Jews, and a former member of the board of directors of the American Cancer Society. Mr. Burck graduated from The University of Texas at Austin with a B.B.A. He also attended the South Texas School of Law in Houston.

Areas of Relevant Experience: Operating environment and trends in university management; financial services.

Age: 77.

G. Steven Dawson has served on our Board of Directors since August 2004. He has primarily been a private investor since 2003 and from 1990 to 2003 he served as the Chief Financial Officer of Camden Property Trust (NYSE:CPT) and its predecessors. Camden is a large multifamily REIT based in Houston with apartment operations, construction and development activities throughout the United States. Mr. Dawson serves on the boards of Cohen & Co. (AMEX:COHN), a broker-dealer with fixed income and structured credit securities trading operations in the U.S., Europe and Asia; Desert Capital REIT, Inc., an unlisted, public mortgage REIT; CM REIT, Inc., an unlisted public mortgage REIT; and Medical Properties Trust (NYSE:MPW), a hospital/healthcare REIT. Mr. Dawson serves as Managing Director of CM Group, LLC, the outside advisor of CM REIT, Inc., Desert Capital REIT, Inc. and other real estate and mortgage investment funds. Mr. Dawson previously served as a director of U.S. Restaurant Properties, Inc. (2000-2005), Trustreet Properties, Inc. (2000-2007), AmREIT (2000-2008), Sunset Financial Resources, Inc. (2005-2007) and Alesco Financial Inc. (2007-2009). Mr. Dawson's other private interests are mostly related to real estate, finance and financial services. Mr. Dawson holds a degree in business from Texas A&M University, where he serves on the Real Estate Roundtable of the Mays Graduate School of Business.

Areas of Relevant Experience: Financial reporting; accounting and controls; REIT management, real estate operations and development.

Age: 52.

Cydney C. Donnell has served on our Board of Directors since August 2004. She has been the Director of Real Estate Programs and an Executive Professor at the Mays Business School of Texas A&M University since March 2006, where she teaches in the Finance Department. Ms. Donnell was an Executive Professor at the Mays School from August 2004 to March 2006 and was a Visiting Lecturer from January 2004 to August 2004. Ms. Donnell was formerly a principal and Managing Director of European Investors/E.I.I. Realty Securities, Inc. Ms. Donnell served

in various capacities at EII and was Chair of the Investment Committee from 2002 to 2003, the Head of the Real Estate Securities Group and Portfolio Manager from 1992 to 2002 and Vice-President and Analyst from 1986 to 1992. Ms. Donnell served on the Board of European Investors Holding Company from 1992 to 2005. Prior to joining EII, she was a real estate lending officer at RepublicBanc Corporation in Dallas from 1983 to 1986. Ms. Donnell currently serves on the Board of Directors of Madison Harbor Balanced Strategies Inc., a closed-end investment fund registered under the Investment Company Act of 1940 and a REIT, and Pebblebrook Hotel Trust (NYSE:PEB), a hotel REIT. In 2007, Ms Donnell was appointed to the Employees Retirement System of Texas Board of Trustees by Governor Rick Perry, where she serves on its audit committee. Ms. Donnell has served on the Board and Institutional Advisory Committee of the National Association of Real Estate Investment Trusts, or NAREIT. She has also served in various leadership capacities for The Association of Former Students of Texas A&M University and the Junior League of the City of New York. Ms. Donnell received a B.B.A. from Texas A&M University and an M.B.A. from Southern Methodist University.

Areas of Relevant Experience: Financial investment and services; REITs, corporate governance; university operations.

Age: 50.

Edward Lowenthal has served on our Board of Directors since August 2004. He has been President of Ackerman Management LLC since April 2002, a private investment management and advisory company with particular focus on real estate and other asset-based investments. Mr. Lowenthal was a founder and served as the President of Wellsford Real Properties, Inc. (NYSE:WRP) from 1997 until 2002, which owned and operated multifamily apartments throughout the United States. He continues to serve as a director of REIS, Inc. (NASDAQ:REIS), a successor, through mergers, to Wellsford Real Properties, Inc. REIS, Inc. is an internet-based provider of real estate information and analytics Mr. Lowenthal serves as a director of Omega Healthcare Investors, Inc. (NYSE:OHI), a healthcare REIT, and Desarrolladora Homex, S.A. de C.V. (NYSE:HXM), a Mexican-based home builder. Mr. Lowenthal serves as non-executive Chairman of Tiburon Lockers, Inc., a privately-held owner and operator of rental locker systems, and as a trustee of The Manhattan School of Music where he serves on its Executive, Finance and New Building committees. He previously served as a director of Ark Restaurants (2004-2007). He received a B.A. degree from Case Western Reserve University and a J.D. degree from Georgetown University Law Center, where he was an editor of the Georgetown University Law Journal.

Areas of Relevant Experience: Real estate investment and development; REIT management; law.

Age: 65.

Joseph M. Macchione has served on our Board of Directors since June 2008. He has been the Chief Operating Officer of GMH Associates, Inc., a private real estate investment company, since June 2008. From February 2001 to June 2008, Mr. Macchione served as the Executive Vice President, General Counsel and Secretary of GMH Communities Trust, where he oversaw all legal matters for its student housing and military housing divisions. Before joining GMH Communities Trust, Mr. Macchione practiced at the law firm of Morgan, Lewis & Bockius LLP from March 1998 to February 2001, and prior to that time at the law firm of Ballard, Spahr, Andrews & Ingersoll LLP, where his legal practice focused on commercial real estate, construction, environmental and telecommunications law matters. Mr. Macchione is an Executive Committee Member of the Real Property Section of the Philadelphia Bar Association, and is licensed to practice law in Pennsylvania and New Jersey. Mr. Macchione received a J.D. from Temple University School of Law, and an undergraduate degree from Temple University.

Areas of Relevant Experience: Real estate investment and development; student housing; law.

Age: 44.

Winston W. Walker has served on our Board of Directors since August 2004. He has been President and Chief Executive Officer of Walker & Associates since 1993, which provides strategic consultation primarily to clients in the healthcare and insurance industries. From 1987 until October 1993, Mr. Walker served as the Chief Executive

Officer of Provident Life and Accident Insurance Company of America. Mr. Walker is currently a member of the board of directors and the audit committee chair of CBL & Associates Properties, Inc. (NYSE: CBL), a shopping center REIT, and a member of the board of directors of MRI Medical, a private company. Mr. Walker received a B.A. in Russian from Tulane University and a Ph.D. in mathematics from the University of Georgia.

Areas of Relevant Experience: Insurance and risk management; financial reporting.

Age: 66.

THE BOARD RECOMMENDS THAT YOU VOTE FOR ALL OF THE NOMINEES LISTED ABOVE.

Board Committees

Audit Committee. The current members of the Audit Committee are Messrs. Dawson (Chairman), Burck and Walker. Each member of the Audit Committee satisfies the requirements for independence set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934 and the New York Stock Exchange's listing standards. The Board of Directors, after reviewing all of the applicable facts, circumstances and attributes, has determined that Mr. Dawson is an "audit committee financial expert," as such term is defined in Item 407(d)(5)(ii) of Regulation S-K.

The Audit Committee operates under a written charter, which was adopted on August 17, 2004 and was subsequently amended in August 2005 and March 2009. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. A copy of the amended and restated charter can be viewed on our website at www.AmericanCampus.com. The Report of the Audit Committee is set forth on page 43 of this Proxy Statement.

The Audit Committee's responsibilities include assisting the Board in overseeing the integrity of our financial statements, compliance with legal and regulatory requirements, the independent auditors' qualifications and independence and the performance of our independent auditors. In addition, the Audit Committee reviews, as it deems appropriate, the adequacy of our systems of disclosure controls and internal controls regarding financial reporting and accounting. In accordance with its charter, the Audit Committee has the sole authority to appoint and replace the independent auditors, who report directly to the Audit Committee, approve the engagement fee of the independent auditors and pre-approve the audit services and any permitted non-audit services that the independent auditors may provide to us. The Audit Committee met eight times in 2009.

Executive Committee. Subject to the supervision and oversight of the Board of Directors, the Executive Committee, which consists of Mr. Bayless (Chairman), Ms. Donnell and Mr. Macchione, has the authority to approve, subject to certain limitations, acquisitions, financings and dispositions and to authorize the execution, subject to certain limitations, of certain contracts and agreements, including those relating to the borrowing of money, and to exercise generally all other powers of the Board, except for those that require action by all directors or the non-employee directors under our articles of incorporation, bylaws or applicable law. The Executive Committee met two times in 2009.

Compensation Committee. The current members of the Compensation Committee are Messrs. Walker (Chairman), Dawson, Lowenthal and Macchione. Each member of the Compensation Committee satisfies the requirements for independence set forth in the New York Stock Exchange's listing standards. The Compensation Committee operates under a written charter, which is reviewed and assessed for adequacy on an annual basis. A copy of the charter is available on our website at www.AmericanCampus.com. The Compensation Committee's responsibilities include overseeing our compensation programs and practices and determining compensation for executive officers. The Compensation Committee met six times in 2009.

Nominating and Corporate Governance Committee. The current members of the Nominating and Corporate Governance Committee are Mr. Lowenthal (Chairman), Mr. Burck and Ms. Donnell. Each member of the Nominating and Corporate Governance Committee satisfies the requirements for independence set forth in the New York Stock Exchange's listing standards. The Nominating and Corporate Governance Committee operates under a written charter, which is reviewed and assessed for adequacy on an annual basis. A copy of the charter is available on our website at www.AmericanCampus.com. The responsibilities of the Nominating and Corporate Governance

Committee include assisting the Board in promoting our and our stockholders' best interests through the implementation of sound corporate governance principals and practices. The Nominating and Corporate Governance Committee is also responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, and recommending to the Board the director nominees for the next Annual Meeting, (ii) developing and recommending to the Board a set of corporate governance principles applicable to us, and (iii) overseeing the evaluation of the Board and management. The Nominating and Corporate Governance Committee met three times in 2009.

Consideration of Director Nominees

The Nominating and Corporate Governance Committee will consider appropriate nominees for director whose names are submitted in writing by a holder of our common stock. Nominations must be addressed to Chairman of the Nominating and Corporate Governance Committee, c/o American Campus Communities, Inc., 805 Las Cimas Parkway, Suite 400, Austin, Texas 78746, indicating the nominee's qualification and other relevant biographical information and providing confirmation of the nominee's consent to serve as director. In order to be considered for the next annual election of directors, any such written request must comply with the requirements set forth in our bylaws.

The Chairman of the Board or the Chief Executive Officer or Board of Directors may call a special meeting of the stockholders. We will call a special meeting of stockholders upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting, provided that such written request complies with the requirements set forth in our bylaws.

The committee considers nominees for the Board from any reasonable source, including current Board members, stockholders or other persons. While the Nominating and Corporate Governance Committee has the ability to retain a third party to assist in the nomination process, we have not paid a fee to any third party to identify or assist in identifying or evaluating potential nominees.

Each nominee for director at the 2010 Annual Meeting currently serves as a member of our Board.

GOVERNANCE OF THE COMPANY

Board Independence and Meetings

Board Governance Documents. The Board maintains charters for all committees. In addition, the Board has adopted a written set of corporate governance guidelines and a code of business conduct and ethics. To view our committee charters, corporate governance guidelines and code of business conduct and ethics, please visit www.AmericanCampus.com. The Board has adopted and adheres to corporate governance practices that the Board and senior management believe promote the highest standards of integrity, are sound and represent best practices. The Board of Directors periodically reviews these governance practices, the rules and listing standards of the New York Stock Exchange and SEC regulations, as well as best practices suggested by recognized governance authorities.

Independence; Lead Independent Director. Currently, the Board has eight directors, seven of whom will stand for re-election to the Board. The Board of Directors has determined, after considering all of the relevant facts and circumstances, that six directors (Messrs. Burck, Dawson, Lowenthal, Macchione and Walker and Ms. Donnell) are independent, as "independence" is defined by the New York Stock Exchange. This means that none of the independent directors has any direct or indirect material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. As a result, the Board has a majority of independent directors on the Board as required by the listing requirements of the New York Stock Exchange. Mr. R.D. Burck serves as our Lead Independent Director.

Executive Sessions. Non-employee directors have regularly scheduled executive sessions in which they meet without the presence of management or management directors. These executive sessions typically occur after each regularly scheduled meeting of the Board of Directors. Any independent director may request that an additional executive session be scheduled. The presiding director of these executive sessions is Mr. Burck.

Meetings. The Board of Directors met four times in 2009. All directors attended at least 75% of the total number of meetings of the Board and committees, collectively, on which they served during 2009. All directors are encouraged to attend our Annual Meeting. All of the members of the Board attended the 2009 Annual Meeting.

Board Leadership Structure.

Since our IPO in 2004, we have separated the roles of Chief Executive Officer and Chairman of the Board. Currently, Mr. Burck serves as the Chairman of the Board and Mr. Bayless serves as a director and Chief Executive Officer. The Board of Directors believes this is the most appropriate structure for us at this time because it makes the best use of Mr. Burck's skills and experience gained over a distinguished career, including as chancellor of The University of Texas System.

Board's Role In Risk Oversight

The Board as a whole has responsibility for risk oversight, with reviews of certain areas being conducted by the relevant committees that report on their deliberations to the Board. The oversight responsibility of the Board and its committees is enabled by management reporting processes that are designed to provide visibility to the Board about the identification, assessment and management of critical risks and management's risk mitigation strategies. These areas of focus include competitive, economic, operational, financial (accounting, credit, liquidity and tax), legal, regulatory, compliance, health, safety and environment, and reputational risks. The Board and its committees oversee risks associated with their respective principal areas of focus, as summarized below. Each committee meets in executive session with key management personnel and representatives of outside advisors (for example, the head of Internal Audit meets in executive session with the Audit Committee).

Board/Committee	Primary Areas of Risk Oversight
Full Board	Strategic, financial and execution risks and exposures associated with annual operating and long term strategic plans, major litigation and regulatory exposures and other current matters that may present material risk to our operations, plans, prospects or reputation; and acquisitions and divestitures (including through post-closing reviews).
Audit Committee	Risks and exposures associated with financial matters, particularly financial reporting, tax, accounting, disclosure, internal control over financial reporting, financial policies, investment guidelines and credit and liquidity matters.
Nominating and Corporate Governance Committee	Risks and exposures relating to programs and policies relating to corporate governance and succession planning.
Compensation Committee	Risks and exposures associated with leadership assessment and executive compensation programs and arrangements, including incentive plans.

Director Qualifications; Limits on Board Service

The Nominating and Corporate Governance Committee reviews with the Board on an annual basis the appropriate skills and characteristics required of Board members in the context of the then-current composition of the Board. This assessment includes, in addition to qualities of intellect, integrity and judgment, business experience and knowledge, reputation and character, issues of diversity, relevant industry and trade association knowledge and participation, accounting and financial expertise, public company experience, willingness and ability to devote the time and effort required to effectively serve on the Board and relevant legal and regulatory qualifications. The committee makes this determination in the context of an assessment of the perceived needs of the Board at that point in time. The committee evaluates all nominees for director based on these criteria, including nominees that may be recommended by stockholders.

The Board recognizes that its members benefit from service on the boards of other companies. We encourage that service but also believe it is critical that directors have the opportunity to dedicate sufficient time to their service on the Board. To that end, individuals who serve on more than six other public company boards will not normally be asked to join the Board unless the Board determines that such simultaneous service would not impair the ability of such individual to effectively serve on the Board.

Term Limits; Retirement Age

The Guidelines on Governance provide that, as a general matter, non-employee directors will not stand for election to a new term of service at any Annual Meeting following their 75th birthday. However, the Board may approve exceptions to this practice when it believes it is in our interest to do so. The Board has approved such exception with respect to Mr. Burck. The Board does not believe it should establish term limits for director service, instead preferring to rely upon the mandatory retirement age and the evaluation procedures described below as the primary methods of ensuring that each director continues to act in a manner consistent with the best interests of us, our stockholders and the Board. The Board believes that term limits have the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into our operations and, therefore, provide an increasing contribution to the Board as a whole.

Board and Committee Evaluations

Our Corporate Governance Guidelines require the Board and each committee of the Board to conduct an annual self-evaluation to determine whether the Board or respective committee is functioning effectively. The reviews focus on the performance of the entire Board or the respective committee. In connection with each annual performance evaluation, the Board or committee surveys and receives comments from each director or committee member regarding an assessment of the Board's or the committee's performance. The Board also reviews the Nominating and Corporate Governance Committee's recommendations concerning the performance and effectiveness of the

Board and each of its committees. The Nominating and Corporate Governance Committee will also review the individual performance of a director as circumstances warrant.

Number of Directors; Director Vacancies

Our bylaws provide that at any regular meeting or at any special meeting called for that purpose, a majority of the entire Board of Directors may increase or decrease the number of directors, provided that there cannot be less than three directors. The tenure of office of a director will not be affected by any decrease in the number of directors. Our bylaws also provide that if any or all the directors cease to be directors, any vacancy, other than vacancies that result from an increase in the number of directors or from the removal of a director, may in general be filled solely by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any vacancy that results from an increase in the number of directors constituting the entire Board of Directors may be filled by a majority of the entire Board of Directors. Any vacancy that results from the removal of a director may be filled either by a majority of the remaining directors or our stockholders. Any director elected to fill a vacancy will hold office until the next annual election of directors and until a successor is elected and qualified.

Stockholder Approval of Amendment of Our Charter and Bylaws and Transactions Outside the Ordinary Course of Business

Our charter, including its provisions on removal of directors, may be amended by the affirmative vote of the holders of at least a majority of all of the votes entitled to be cast on the matter. Our bylaws may be amended only by a majority of our directors.

Our charter provides that we may not merge with or into another entity, sell all or substantially all of our assets, engage in a share exchange or engage in similar transactions outside the ordinary course of our business unless the transaction or transactions are approved by the affirmative vote of the majority of all of the votes entitled to be cast on the matter, except if:

- the merger will merge one of our 90% or more owned subsidiaries into us without amending our charter other than in limited respects and without altering the contract rights of the stock of the subsidiary (in which case only the approval of our Board of Directors and the board of directors of the subsidiary is necessary);

- we are the successor corporation in a share exchange (in which case only the approval of our Board of Directors is necessary); or

- we are the survivor in the merger and the merger does not change the terms of any class or series of our outstanding stock, or otherwise amend our charter, and the number of shares of stock of each class or series outstanding immediately before the merger does not increase by more than 20% of the number of shares of each such class or series of stock that was outstanding immediately prior to effectiveness of the merger (in which case only the approval of our Board of Directors is necessary).

Guidelines on Governance and Codes of Ethics

During 2004, the Board adopted Guidelines on Governance to address significant corporate governance issues. These guidelines provide a framework for our corporate governance initiatives and cover a variety of topics, including the role of our Board, Board selection and composition, Board committees, Board operation and structure, Board orientation and evaluation, Board planning and oversight functions and stock ownership guidelines. The Nominating and Corporate Governance Committee is responsible for overseeing and reviewing the guidelines and reporting and recommending to the Board any changes to the guidelines.

Also during 2004, the Board of Directors adopted a Code of Business Conduct and Ethics, which is designed to help officers, managers and employees resolve ethical issues in an increasingly complex business environment. It covers topics such as reporting unethical or illegal behavior, compliance with law, share trading, conflicts of interest, fair dealing, protection of our assets, disclosure of proprietary information, internal controls, personal community

activities, business records, communication with external audiences and obtaining assistance to help resolve ethical issues. The Board also adopted a Code of Ethical Conduct for Senior Financial Officers, which is applicable to our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

You may obtain a copy of the committee charters, Guidelines on Governance, Code of Business Conduct and Ethics and Code of Ethical Conduct for Senior Financial Officers on our website at www.AmericanCampus.com.

Communication with the Board of Directors

Stockholders and interested parties who wish to communicate with any member of the Board of Directors may do so in writing to the following address:

Mr. R. D. Burck
Chairman of the Board
c/o American Campus Communities, Inc.
805 Las Cimas Parkway, Suite 400
Austin, Texas 78746

Mr. Burck will review all correspondence addressed to the Board, or any individual Board member, for any inappropriate correspondence and correspondence more suitably directed to management. Mr. Burck will summarize all correspondence not forwarded to the Board and make the correspondence available to the Board for its review at the Board's request. Mr. Burck will forward stockholder communications to the Board prior to the next regularly scheduled meeting of the Board following the receipt of the communication as appropriate.

Stock Ownership Guidelines

To further support our goal of achieving a strong link between stockholders and directors, directors are encouraged to purchase and hold shares of our common stock with a cost basis of at least $50,000 within three years of their election to the Board.

Management Succession

Pursuant to our Guidelines on Governance, the Board has undertaken appropriate succession planning for our chief executive officer and other executive officers, including policies and principles for selection and performance review for the chief executive officer, as well as policies regarding succession in case of emergency or the retirement of the chief executive officer. The Nominating and Corporate Governance Committee has reviewed our succession plans and reported on them to the Board.

EXECUTIVE AND SENIOR OFFICERS

Our executive and senior officers are elected by the Board to serve at the pleasure of the Board or until their successors are elected and qualified. The following executive and senior officers are not directors. For information regarding William C. Bayless, Jr., President and Chief Executive Officer, see "Board of Directors – Board Composition."

Executive Officers

Greg A. Dowell has served as Senior Executive Vice President and Chief Operating Officer since November 2007. Mr. Dowell served as Executive Vice President and Chief of Operations from May 2005 until November 2007 and served as Senior Vice President and Chief of Operations from August 2004 until May 2005. Mr. Dowell joined our predecessor entities in October 2001 as Senior Vice President — Management Services. Prior to this, Mr. Dowell was employed by Century Development from 1991 to 2001 where he began his tenure as accountant and ultimately served as Senior Vice President over the operations of their 29 property student housing portfolio. Mr. Dowell

received a B.S. in Accounting from the University of Louisiana, Lafayette and is a Certified Public Accountant. Age: 46.

Jonathan A. Graf has served as Executive Vice President, Chief Financial Officer and Treasurer since November 2007, and has also served as Secretary since March 2010. Mr. Graf served as Senior Vice President, Chief Accounting Officer and Treasurer from May 2005 until November 2007, and served as Vice President and Controller from October 2004 until May 2005. From September 1994 to September 2004, he served in various capacities at Southern Union Company, most recently as Vice President and Controller. From 1988 until 1994, he was an audit manager and information systems auditor at Ernst & Young LLP. Mr. Graf received a B.A. in Accounting from Texas A&M University and is a Certified Public Accountant. Age: 44.

James C. Hopke, Jr. has served as Executive Vice President-Project Management and Construction since November 2007. Mr. Hopke served as Executive Vice President and Chief Investment Officer from May 2005 to November 2007. From November 2002 to April 2005, Mr. Hopke served as Vice President, Asset Management and Advisory Services for Wachovia Securities' Real Estate Capital Markets group. From February 2000 to November 2002, he served as Senior Vice President, Acquisitions of our predecessor entities. Mr. Hopke was previously a Vice President of JPI Development and Insignia Financial Group, and is a former MAI Member of The Appraisal Institute. Mr. Hopke received a B.S. in Administrative Management from Clemson University. Age: 48.

Brian B. Nickel has served on our Board of Directors since August 2004. He served as our Senior Executive Vice President, Chief Investment Officer and Secretary from November 2007 to his resignation effective March 31, 2010. Mr. Nickel served as our Executive Vice President, Chief Financial Officer and Secretary from May 2005 to November 2007 and as our Executive Vice President, Chief Investment Officer and Secretary from October 2003 until May 2005. Mr. Nickel joined our predecessor entities in June 1996 as Director of Business Development and has progressively contributed to our growth, serving in various capacities including Director of Acquisitions, Vice President of Acquisitions, Vice President of On-campus Development, and Senior Vice President of Development. Prior to joining us, Mr. Nickel held positions in the investment banking firm of Kidder, Peabody Company and with the corporate finance group of LaSalle Partners. Mr. Nickel received a B.S. in Economics from Northwestern University. Age: 37.

James E. Wilhelm III has served as Executive Vice President, Public-Private Transactions since January 2009 and spearheads our American Campus Equity (ACE™) program. From July 2007 to January 2009, he was Senior Vice President, Public-Private Transactions. From June 2003 to July 2007, Mr. Wilhelm worked for RBC Capital Markets' public finance department where he served as the managing director of the higher education sector. Prior to that time, he was a managing director with Banc One Capital Markets (currently JPMorgan Capital Markets) and held positions at McDonald & Company Securities (currently KeyBanc Capital Markets) and The Ohio Company (currently Fifth Third Capital Markets). Mr. Wilhelm is a graduate of Miami University with a B.S. in Finance. Age: 46.

Senior Officers

Jennifer Beese has served as Senior Vice President of Leasing Administration since November 2007. Ms. Beese joined us in November 1999, previously holding the position of Vice President of Leasing Administration. From 1994 to 1999, she held various property management positions with JPI. Ms. Beese holds a B.A. in History from Texas A&M University. Age: 36.

Clint Braun has served as Senior Vice President of Construction Management since September 2006 and oversees related project development, budgeting, construction and reporting. From February 2002 until September 2006, he served as Vice President of Construction Management. Mr. Braun joined our predecessor entities in February 2000 as Director of Construction Management. Before joining us, he held various construction management positions with JPI, a private real estate developer, from 1996 until 2000. Mr. Braun received a B.S. in Construction Science from Texas A&M University and is a LEED Accredited Professional. Age: 37.

Steve Crawford has served as Senior Vice President of Management Services since August 2005. From 1999 to 2005, he served as Vice President of Management Services. Mr. Crawford joined our predecessor entities in October 1997 as a Regional Manager and has served us in increasing capacities. Mr. Crawford began his career in

student housing with Allen & O'Hara, Inc., where he held various student housing management positions from 1991 until 1997. Mr. Crawford graduated with a B.A. from the University of California, Santa Barbara in 1991 and with a Masters of Public Administration from California State University, San Diego in 1995. Age: 40.

Jorge de Cárdenas has served as Senior Vice President of Information Technology since August 2005 and joined our predecessor entities in January 2004 as Vice President of IT. Prior to joining us, Mr. de Cárdenas served as Director of Product Management for Emerging Technologies at Visa where he was responsible for defining product strategies and delivering application services to a global market. Mr. de Cárdenas began his career developing software for NASA at Lockheed Engineering and Science. From 1991 to 1994, Mr. de Cárdenas was a co-founder and principal consultant of Everest Technologies, Inc., an Oil & Gas IT consulting firm which was sold to SAIC, Inc. Between 1994 and 2000, he served in various capacities at technology startup companies including software architect, support manager, professional services manager, product management, and marketing. Mr. de Cárdenas received a B.S. in Computer Science with specializations in Mathematics and Management from Texas A&M University. Age: 46.

Daniel Perry has served as Senior Vice President-Capital Markets since November 2007. He joined us in February 2005 as Vice President of Investments. From 2002 to 2005, Mr. Perry held positions in the investment banking division of Citigroup Global Markets, where he assisted with the successful completion of our initial public offering in 2004. From 1996 to 2001, he worked in the corporate finance divisions of BNP Paribas and Banc of America (formerly known as NationsBank). Mr. Perry holds a B.A. in Finance and Accounting from Texas A&M University and a M.B.A. from NYU's Stern School of Business. Age: 36.

James R. Sholders has served as Senior Vice President of Management Services since August 2005. From June 2003 to 2005 he served as Vice President of Management Services. He joined us in 2001 as a Regional Manager. Mr. Sholders began his career in student housing in 1989 as a Resident Assistant with Allen and O'Hara, where he served in increasing capacities through 2001. Mr. Sholders received a B.S. in Secondary Education from West Virginia University and is a Certified Property Manager. Age: 40.

William W. Talbot has served as Senior Vice President-Investments since August 2005. Mr. Talbot joined us in August 2001 as Director of Acquisitions and has since served in increasing capacities, including Director of Asset Management and Vice President of Investments. Prior to joining us, Mr. Talbot was an Acquisitions Analyst for Lend Lease Real Estate Investments, Inc. from 1997 until 2001, where he was involved in acquisitions on behalf of pension fund clients. Mr. Talbot received a B.A. in Economics and Spanish from Vanderbilt University. Age: 35.

Kim K. Voss has served as Senior Vice President-Controller since November 2007. Ms. Voss joined us in June 2004, previously holding the positions of Vice President-Controller and Assistant Controller. Prior to joining us, she was an Assistant Controller with AMB Property Corporation in San Francisco, a publicly-traded REIT that owns and operates industrial properties in numerous global markets. She began her career in the Audit and Business Advisory group of Arthur Andersen LLP in San Francisco, where her client base consisted primarily of REITs and other real estate entities. A Certified Public Accountant, Ms. Voss holds B.B.A. and Master in Professional Accounting degrees from the University of Texas at Austin. Ms. Voss is a member of the Austin chapter of Commercial Real Estate Women (CREW) and the Junior League of Austin. Age: 35.

Jason R. Wills has served as Senior Vice President of Development since 2004. From 2003 to 2004, he served as Senior Vice President of Marketing and Development. Mr. Wills joined our predecessor entities in February 1997 as Manager–Marketing and Leasing and has served us in increasing capacities. Mr. Wills began his career in student housing with Century Development, where he held the positions of Resident Assistant and Marketing Coordinator in 1993. Mr. Wills attended the University of Texas, Arlington, where he studied Journalism and Marketing. Age: 38.

Brian N. Winger has served as Senior Vice President and General Counsel since February 2009. He previously served as Senior Vice President–Transactions from July 2006 to February 2009 and as Senior Vice President-Development from October 2003 until July 2006. Mr. Winger joined us in March 2000 as Director–On-Campus Development and has since served in increasing capacities. Prior to joining us, Mr. Winger was the Chief Operating Officer with Aspen Gold Development Company (a private real estate developer) from 1999 to 2000. From 1996 to 1999, he was an endowment development officer and ultimately served as General Counsel for Oklahoma Christian

University. From 1994 to 1996, Mr. Winger was a real estate analyst with Kabili & Company. Mr. Winger received a J.D. from Oklahoma City University in 1994 and a B.S. in history/pre-law from Oklahoma Christian University in 1990. Mr. Winger is a licensed attorney in Oklahoma. Age: 42.

Victor Young has served as Senior Vice President of Project Management and Construction since November 2007. Mr. Young joined us in January 2007 as Vice President of Construction Management. Prior to joining us, he held various construction management positions at privately owned real estate development companies including Trammell Crow Residential in 2006, The Hanover Company from 2001 to 2006 and JPI from 1996 to 2001. Mr. Young holds a B.S. in Construction Management from Northeast Louisiana University and is a LEED Accredited Professional. Age: 37.

SECURITY OWNERSHIP

The following table sets forth the number of all shares of our common stock beneficially owned by each director, by each of our named executive officers, by each person known to us to beneficially own 5% or more of our outstanding common stock, and by all directors and executive officers as a group on March 15, 2010, unless otherwise indicated in the footnotes. Each of the following persons and members of the group had sole voting power and sole dispositive power with respect to the shares shown unless otherwise indicated in the footnotes. Unless otherwise indicated, the address of each named person is c/o American Campus Communities, Inc., 805 Las Cimas Parkway, Suite 400, Austin, Texas 78746.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership Number of Shares Beneficially Owned	Percent of Class
Heitman Real Estate Securities LLC	4,836,850 (1)	9.2%
The Vanguard Group, Inc.	4,811,702 (2)	9.1%
Davis Selected Advisors, L.P.	4,609,149 (3)	8.7%
Deutsche Bank AG	4,280,296 (4)	8.1%
BlackRock Inc.	4,130,247 (5)	7.8%
DIAM Co., Ltd.	3,653,098 (6)	6.9%
Nomura Asset Management Co., Ltd.	3,531,793 (7)	6.7%
William C. Bayless Jr.	139,672 (8)	*
Brian B. Nickel	88,714 (9)	*
Greg A. Dowell	77,450 (10)	*
Jonathan A. Graf	48,574 (11)	*
Winston W. Walker	25,073	*
James C. Hopke, Jr.	23,249 (12)	*
Edward Lowenthal	22,500	*
R.D. Burck	14,597	*
Cydney C. Donnell	6,500	*
Joseph M. Macchione	4,057	*
G. Steven Dawson	5,035 (13)	*
All directors and executive officers as a group (12 persons)	478,232 (14)	*

* Less than one percent.

(1) This information is based upon information contained in filings made by the stockholder with the SEC reporting beneficial ownership as of December 31, 2009. The address of Heitman Real Estate Securities LLC is 191 North Wacker Drive, Suite 2500, Chicago, Illinois 60606. Heitman Real Estate Securities LLC beneficially owned an aggregate of 4,836,850 shares and possessed sole voting power over 3,487,366 shares and sole dispositive power over 4,836,850 shares.

(2) This information is based upon information contained in filings made by the stockholder with the SEC reporting beneficial ownership as of December 31, 2009. The address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. The Vanguard Group, Inc. beneficially owned an aggregate of 4,811,702 shares and possessed sole voting power over 78,202 shares and sole dispositive power over 4,733,500 shares and shared dispositive power over 78,202 shares.

(3) This information is based upon information contained in filings made by the stockholder with the SEC reporting beneficial ownership as of December 31, 2009. The address of Davis Selected Advisors, L.P. is 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756. Davis Selected Advisors, L.P. beneficially owned an aggregate of 4,609,149 shares and possessed sole voting power over 659,400 shares and sole dispositive power over 4,609,149 shares.

(4) This information is based upon information contained in filings made by the stockholder with the SEC reporting beneficial ownership as of December 31, 2009. The address of Deutsche Bank AG is Theodor-Heuss-Allee 70, 60468 Frankfurt am Main, Federal Republic of Germany. Deutsche Bank AG beneficially owned an aggregate of 4,280,296 shares and possessed sole voting power and sole dispositive power over

4,280,296 shares, Deutsche Investment Management Americas beneficially owned an aggregate of 100,754 shares and possessed sole voting power and sole dispositive power over 100,754 shares, Deutsche Bank Trust Company Americas beneficially owned an aggregate of 412 shares and possessed sole voting power and sole dispositive power over 412 shares, RREEF America, L.L.C. beneficially owned an aggregate of 4,058,880 shares and possessed sole voting power and sole dispositive power over 4,058,880 shares, DWS Investments S.A., Luxembourg beneficially owned an aggregate of 11,000 shares and possessed sole voting power and sole dispositive power over 11,000 shares and Deutsche Asset Management Australia Ltd beneficially owned an aggregate of 109,250 shares and possessed sole voting power and sole dispositive power over 109,250 shares.

(5) This information is based upon information contained in filings made by the stockholder with the SEC reporting beneficial ownership as of December 31, 2009. The address of BlackRock Inc. is 40 East 52nd Street, New York, NY 10022. BlackRock Inc. beneficially owned an aggregate of 4,130,247 shares and possessed sole voting power and sole dispositive power over 4,130,247 shares.

(6) This information is based upon information contained in filings made by the stockholder with the SEC reporting beneficial ownership as of December 31, 2009. The address of DIAM Co., Ltd. is 3-1 Marunouchi 3-chome, Chiyoda-ku, Tokyo, Japan 100-0005. DIAM Co., Ltd. beneficially owned an aggregate of 3,653,098 shares and possessed sole voting power and sole dispositive power over 3,653,098 shares.

(7) This information is based upon information contained in filings made by the stockholder with the SEC reporting beneficial ownership as of December 31, 2009. The address of Nomura Asset Management Co., Ltd. is 1-12-1, Nihonbashi, Chuo-ku, Tokyo, Japan 103-8260. Nomura Asset Management Co., Ltd. beneficially owned an aggregate of 3,531,793 shares and possessed sole voting power over 3,531,793 shares and sole dispositive power over 38,990 shares and shared dispositive power over 3,492,803 shares.

(8) Includes 73,817 restricted stock awards ("RSAs") and 52,500 common units of limited partnership interest in our operating partnership ("Common Units"). Such Common Units are immediately redeemable for cash or, at our election, an equal number of shares of our common stock.

(9) Includes 27,674 RSAs and 61,040 Common Units. Such Common Units are immediately redeemable for cash or, at our election, an equal number of shares of our common stock.

(10) Includes 40,970 RSAs and 25,890 Common Units. Such Common Units are immediately redeemable for cash or, at our election, an equal number of shares of our common stock.

(11) Includes 30,777 RSAs and 7,500 Common Units. Such Common Units are immediately redeemable for cash or, at our election, an equal number of shares of our common stock.

(12) Includes 19,685 RSAs.

(13) Includes 3,000 shares held by Dawson Interests Pension Plan, which is controlled by Mr. Dawson. Also includes 2,035 shares held by Corriente Partners, L.P., which is wholly-owned by Corriente Private Trust. Mr. Dawson is the sole trustee and beneficiary of Corriente Private Trust. Mr. Dawson through Corriente Private Trust has voting and investment control with respect to the shares held by Corriente Partners, L.P. Mr. Dawson, however, disclaims beneficial ownership of any shares held by Corriente Partners, L.P.

(14) Includes 211,692 RSAs and 146,930 Common Units that are immediately redeemable for cash or, at our election, an equal number of shares of our common stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely on a review of Forms 3, 4 and 5 and amendments thereto furnished to us during or with respect to 2009, we believe that all SEC filing requirements applicable to our directors, officers and beneficial owners of more than 10% of our common stock were complied with in 2009.

EXECUTIVE COMPENSATION

Compensation Policies and Practices Relating to Risk Management

The compensation committee conducts an analytical review focusing on several key areas of our program, including external market references, pay mix, selection of performance metrics, goal setting process, and checks and balances on the payment of compensation. This provides a process to consider if any of our current programs, practices or procedures should be altered to ensure we maintain an appropriate balance between prudent business risk and resulting compensation.

As a result of this process, the compensation committee concluded that while a significant portion of our compensation program is performance-based, the compensation committee does not believe our program encourages excessive or unnecessary risk-taking and our policies and procedures largely achieved the appropriate balance between annual goals and our long-term financial success and growth. While risk-taking is a necessary part of growing a business, the compensation committee focuses on aligning our compensation policies with our long-term interests and avoiding short-term rewards for management decisions which could pose long-term risks to us, as follows:

- ***Use of Long-Term Compensation***. A significant percentage of compensation is equity-based long-term compensation which vests over a period of years. This vesting period encourages officers to focus on sustaining our long-term performance. These grants are made annually, so officers always have unvested awards which could decrease significantly in value if our business is not managed for the long-term.
- ***Use of Clawbacks***. If we are required to restate our financial results due to material noncompliance with financial reporting requirements under the securities laws as a result of misconduct by our chief executive officer or chief financial officer, applicable law permits us to recover incentive compensation from that officer (including profits realized from the sale of our securities). In such a situation, the Board of Directors would exercise its business judgment to determine what action it believes is appropriate. Action may include recovery or cancellation of any bonus or incentive payments made to that officer on the basis of having met or exceeded performance targets during a period of fraudulent activity or a material misstatement of financial results if the Board determines that such recovery or cancellation is appropriate due to intentional misconduct by the officer that resulted in performance targets being achieved that would not have been achieved absent such misconduct.
- ***Performance Metrics***. We use a variety of performance metrics, including achievement of results related to NOI, FFO, FFOM, revenue growth and development awards, which we believe correlate to long-term creation of stockholder value and are most appropriate for ensuring our growth and prosperity.

In summary, by structuring our program so a considerable amount of wealth of our executives is tied to our long-term health, we believe we avoid the type of disproportionately large short-term incentives which could encourage executives to take risks not in our long-term interests, and we provide incentives to manage for long-term performance. We believe this combination of factors encourages our executives and other employees to manage American Campus in a prudent manner.

Compensation Committee Report

The Compensation Committee of American Campus Communities, Inc. has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE

Winston W. Walker, Chairman
G. Steven Dawson
Edward Lowenthal
Joseph M. Macchione

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the key principles and factors underlying our executive compensation policies for our named executive officers, who are:

- our President and Chief Executive Officer, William C. Bayless, Jr.;
- our Senior Executive Vice President, Chief Investment Officer, Brian B. Nickel;
- our Senior Executive Vice President and Chief Operating Officer, Greg A. Dowell;
- our Executive Vice President, Chief Financial Officer, Treasurer and Secretary, Jonathan A. Graf; and
- our Executive Vice President-Project Management and Construction, James C. Hopke, Jr.

Compensation Program Objectives and Policies

We design our compensation programs to achieve the following objectives in the context of our results-oriented business culture:

- support our business objectives by clearly communicating what is expected of executives with respect to goals and results and by rewarding achievement;
- attract, reward, motivate and retain talented executives; and
- tie executive compensation with performance measures that are directly related to our financial performance goals and creation of stockholder value.

The following principles guide us in developing executive compensation programs and setting total compensation levels for executives;

- compensation levels should be closely tied to our success and each executive's contribution to that success;
- compensation programs should offer an opportunity for greater compensation for superior performance, balanced by the risk of lower compensation when performance is less successful; and
- the mix and level of compensation for an executive should consider the importance of the executive to us, competition for that executive's talent and relative levels of compensation for other executives.

Elements of Compensation

We seek to achieve our compensation objectives through four compensation elements:

- a base salary;
- a variable, annual, performance-based bonus;
- periodic grants of long-term, equity-based compensation such as RSAs; and
- perquisites and other personal benefits.

These elements combine to promote the objectives described above. Base salary, termination payments, where applicable, and perquisites and other personal benefits provide a minimum level of compensation that helps attract and retain highly qualified executives. Performance-based bonuses reward achievement of annual goals important to our business and stockholder value-creation strategies. Equity-based compensation aligns each executive's compensation directly with the creation of longer-term stockholder value and promotes retention.

For senior executives, including the named executive officers, we believe that equity and performance-based compensation should be a higher percentage of total compensation than for less senior executives. Equity and

performance-based compensation relate most directly to achievement of strategic and financial goals and to building stockholder value, and the performance of senior executives has a strong and direct impact in achieving these goals.

In making decisions with respect to any element of a named executive officer's compensation, the Compensation Committee considers the total current compensation that may be awarded to the officer, including salary, annual bonus and long-term incentive compensation. The Compensation Committee's goal is to award compensation that is reasonable in relation to our compensation philosophy when all elements of potential compensation are considered.

Competitive Considerations

We operate and recruit talent across diverse markets and necessarily must make each compensation decision in the context of the particular situation, including the individual's specific roles, responsibilities, qualifications and experience. We take into account information about the competitive market for executive talent, but because individual roles and experience levels vary among companies and executives, we believe that strict benchmarking against selected groups of companies does not provide a meaningful basis for establishing compensation. Therefore, the Compensation Committee does not attempt to maintain a specific target percentile with respect to a specific list of benchmark companies in determining compensation for named executive officers. Rather, the Compensation Committee reviews information regarding competitive conditions from a variety of sources in making compensation decisions.

These sources include two peer groups of public real estate companies: an asset-based peer group comprised of 10 public REITs, with the majority of the companies focusing on multifamily properties with a wide range of market and total capitalizations; and a size-based peer group comprised of 17 public REITs that focus on a variety of property types and are similar in size to us.

The peer groups reviewed in 2009 were as follows:

Asset-Based Peer Group	**Size-Based Peer Group**
Associated Estates Realty Corporation	Colonial Properties Trust
BRE Properties, Inc.	DCT Industrial Trust Inc.
Camden Property Trust	EastGroup Properties, Inc.
Colonial Properties Trust	Entertainment Properties Trust
Education Realty Trust, Inc.	Equity One, Inc.
Essex Property Trust, Inc.	FelCor Lodging Trust Incorporated
Home Properties, Inc.	Healthcare Realty Trust, Inc.
Mid-America Apartment Communities, Inc.	Highwoods Properties, Inc.
Post Properties, Inc.	LaSalle Hotel Properties
UDR, Inc.	National Retail Properties, Inc.
	Parkway Properties, Inc.
	Post Properties, Inc.
	PS Business Parks, Inc.
	Saul Centers, Inc.
	Sovran Self Storage, Inc.
	Tanger Factory Outlet Centers, Inc.
	Washington Real Estate Investment Trust

Policy Regarding Recoupment of Compensation

If we are required to restate our financial results due to material noncompliance with financial reporting requirements under the securities laws as a result of misconduct by our chief executive officer or chief financial officer, applicable law permits us to recover incentive compensation from that officer (including profits realized from the sale of our securities). In such a situation, the Board of Directors would exercise its business judgment to determine what action it believes is appropriate. Action may include recovery or cancellation of any bonus or incentive payments made to that officer on the basis of having met or exceeded performance targets during a period

of fraudulent activity or a material misstatement of financial results if the Board determines that such recovery or cancellation is appropriate due to intentional misconduct by the officer that resulted in performance targets being achieved that would not have been achieved absent such misconduct.

Policy with Respect to the $1 Million Deduction Limit

Section 162(m) of the Internal Revenue Code limits the deductibility on our tax return of compensation over $1 million to any of our named executive officers. Although one named executive officer's compensation in 2009 exceeded $1 million, we believe, because we qualify as a REIT under the Internal Revenue Code and therefore are not subject to federal income taxes on our income to the extent distributed, the payment of compensation that does not satisfy the requirements of section 162(m) will not generally affect our net income. However, to the extent compensation does not qualify for deduction under section 162(m), a larger portion of stockholder distributions may be subject to federal income taxation as dividend income rather than return of capital. We do not believe section 162(m) will materially affect the taxability of stockholder distributions, although no assurance can be given in this regard due to the variety of factors that affect the tax position of each stockholder. For these reasons, the Compensation Committee's compensation policy and practices are not directly governed by section 162(m).

Resignation of Named Executive Officer

Brian B. Nickel has resigned as our Senior Executive Vice President and Chief Investment Officer effective March 31, 2010. We entered into a Separation Agreement with Mr. Nickel, dated as of November 5, 2009. The Separation Agreement provides, among other things, that (i) we will continue to pay Mr. Nickel his base salary and all other payments and benefits to which he is entitled under his current employment agreement through March 31, 2010 and may pay Mr. Nickel an annual bonus for 2009 in an amount determined by the Compensation Committee in its sole discretion based on Mr. Nickel's performance, (ii) Mr. Nickel will retain all of the RSAs, common units and other stock-based awards previously granted to him that have vested as of March 31, 2010 and will forfeit all portions of any RSAs or other stock-based awards unvested as of March 31, 2010, (iii) Mr. Nickel will receive the same compensation as the other non-employee directors (other than the Chairman of the Board) for his service as a member of the Board beginning March 31, 2010, and (iv) the Confidentiality and Noncompetition Agreement with Mr. Nickel will survive the termination of Mr. Nickel's employment.

Employment Agreements

We have entered into employment agreements with certain of our key employees, including the named executive officers. The employment agreements in effect during 2009 provide that, if we terminate a named executive officer's employment without cause or the executive terminates his employment for "good reason" (each as defined in the applicable employment agreement), the executive will be entitled to the following payments and benefits:

- a cash payment equal to 299% for Mr. Bayless, 200% for Messrs. Nickel and Dowell and 100% for Messrs. Graf and Hopke, in each case times the sum of his then-current annual base salary plus the average annual bonus paid or payable in respect of the last prior three years payable over the remaining term of his non-competition agreement;

- his prorated annual bonus for the year in which the termination occurs;

- health benefits for two years following the executive's termination of employment at the same cost to the executive as in effect immediately preceding such termination, subject to reduction to the extent that the executive receives comparable benefits from a subsequent employer; and

- excise tax equalization payments.

In March 2010, the employment agreements with Messrs. Bayless, Dowell, Graf and Hopke were amended, as described below under "Potential Payments Upon Termination or Change in Control."

In connection with Mr. Nickel's resignation, his employment agreement was terminated as of November 5, 2009.

Determination of Compensation

Roles and Responsibilities

Compensation Committee. The Compensation Committee determines the compensation, including related terms of employment agreements, for each of the named executive officers. The Compensation Committee's responsibilities include:

- developing compensation policies that will attract and retain the highest qualified executives, that will clearly articulate the relationship of corporate performance to executive compensation and that will reward executives for our progress;

- reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers and determine and approving the amount and types of compensation to be paid to executive officers based on these evaluations; and

- adopting and overseeing the administration of incentive-compensation plans and equity-based plans and approving the form and amount of awards made under these plans.

The Compensation Committee meets regularly outside of the presence of management to discuss compensation decisions and matters relating to the design of compensation programs.

Compensation Consultant. In 2008, the Compensation Committee retained the compensation consulting firm of FPL Associates L.P. to assist in the continual development and evaluation of compensation policies and the Compensation Committee's determinations of compensation awards. The consultant met with the Compensation Committee during 2008 to review an analysis of executive compensation competitiveness in the public REIT marketplace and other compensation matters prepared by the consultant.

Executive Officers. William C. Bayless, Jr., our president and chief executive officer, makes recommendations to the Compensation Committee based on the compensation philosophy and objectives set by the Compensation Committee as well as current business conditions. More specifically, for each named executive officer other than himself, Mr. Bayless recommends to the Compensation Committee the performance measures and target goals, in each case for the review, discussion and approval by the Compensation Committee. For each executive officer other than himself, Mr. Bayless also reviews the rationale and guidelines for compensation and annual RSA awards for the review, discussion and approval by the Compensation Committee. Mr. Bayless and other executive officers may attend meetings of the Compensation Committee at the request of the committee chair, but do not attend executive sessions and do not participate in any discussions relating to the final determination of their own compensation.

Base Salary

The objective of base salary is to provide fixed compensation to an individual that reflects his or her job responsibilities, experience, value to us, and demonstrated performance.

Salaries are determined by the Compensation Committee based on its subjective evaluation of a variety of factors, including:

- the nature and responsibility of the position;
- the impact, contribution, expertise and experience of the individual executive;
- competitive market information regarding salaries to the extent available and relevant;
- the importance of retaining the individual along with the competitiveness of the market for the individual executive's talent and services; and
- the recommendations of the president and chief executive officer other than with respect to himself.

Merit-based salary increases to named executive officers' salaries are based on these factors as well as, with respect to Mr. Bayless, the achievement of company-wide goals and, with respect to the other named executive officers, the achievement of goals tied to their respective business unit. These goals are described below under "Annual Bonus."

Annual Bonus

The compensation program provides for a cash bonus that is linked to annual performance. The objective of the program is to compensate individuals annually based on the achievement of specific annual goals that the Compensation Committee believes correlate closely with growth of long-term stockholder value.

The Compensation Committee determines the bonus awards for named executive officers other than Mr. Hopke using the following basic steps:

1. **Setting Target and Maximum Awards**. At the outset of each year, the Compensation Committee sets the target and maximum cash awards based on percentages of base salary that may be granted to each executive officer if threshold goals are achieved. The target awards are for achievement of the performance objectives and the maximum awards are for significantly exceeding the performance objective or rewarding significant achievement.

2. **Setting Performance Objectives**. Also at the outset of the year, the Compensation Committee receives recommended performance objectives for each named executive officer and, for each officer other than the president and chief executive officer, his individual business unit. These objectives are based on the recommendations of the president and chief executive officer. These objectives allow the Compensation Committee to play a more proactive role in identifying performance objectives beyond purely financial measures and allows bonus decisions to take into account each named executive officer's personal performance and contribution during the year and other factors related to company performance that may not have been fully captured by considering only financial performance measures.

3. **Setting Weightings of Performance Objectives**. At the same time it sets performance objectives, the Compensation Committee approves the weightings of the performance objectives to help to ensure that only a high level of performance by the individual and the company will allow an individual to realize increased compensation. These weightings are based on the recommendations of the president and chief executive officer.

4. **Measuring Performance**. In January of the following year, the Compensation Committee reviews actual performance against each of the performance objectives established for the preceding year. In determining the extent to which the financial goals are met for a given period, the Compensation Committee exercises its judgment whether to reflect or exclude the impact of changes in accounting principles and extraordinary, unusual or infrequently occurring events.

5. **Adjustment**. The next step in the process is adjustment to the preliminary bonus amount to reflect the Compensation Committee's subjective determination of equity relative to compensation of senior officers of our peer groups described above under "Competitive Considerations."

Long-Term Incentive Compensation

RSAs. The long-term incentive program provides an annual award in the form of RSAs that vest over time for the achievement of specified goals based on the individual's position. The objective of the program is to align compensation for named executive officers over a multi-year period directly with the interests of stockholders by motivating and rewarding creation and preservation of long-term stockholder value.

RSA awards to named executive officers (and to other employees) are made by the Compensation Committee only on dates the committee meets. Compensation Committee meetings are normally scheduled well in advance and are not scheduled with an eye to announcements of material information regarding us. RSA grants are impacted by all

stock price changes, so the value to named executive officers is affected by both increases and decreases in stock price from the market price at the date of grant.

Beginning on January 1, 2005, we began accounting for share-based payments to employees in accordance with the requirements of ASC 718, *Compensation-Stock Compensation.*

Outperformance Bonus Plan. Upon the consummation of our initial public offering, or IPO, we granted a special award of a bonus pool equal to the value on the date of vesting of 367,682 shares of common stock to executive officers and certain key employees, subject to continued service and attainment of certain performance measures. No dividends or dividend equivalent payments accrued with respect to the shares underlying this bonus pool. We do not anticipate making future awards under the outperformance bonus plan.

Vesting of the awards occurred on August 17, 2007, the third anniversary of the IPO, with respect to the employees that maintained continued service and was subject to the occurrence of our achievement of specified performance measures. Payments of vested awards were made on August 20, 2007. The Compensation Committee, in its sole discretion, elected to pay such awards through cash and the issuance of 132,400 performance incentive units, or PIUs, which were vested as of the time of award and valued based on the closing price of our common stock on the date of issuance. As a result of the October 2007 equity offering, a book-up event occurred for tax purposes, resulting in the 132,400 PIUs being converted to Common Units. The awards that vested to our named executive officers on August 17, 2007 were as follows:

Name	Cash Portion of Award	Market Value of PIUs on Date of Issuance (1)	Total
William C. Bayless, Jr.	$ 1,484,140	$ 1,470,000	$ 2,954,140
Brian B. Nickel	867,524	896,000	1,763,524
Greg A. Dowell	403,620	420,000	823,620
Jonathan A. Graf	210,000	210,000	420,000
James C. Hopke, Jr.	560,000	—	560,000

(1) Messrs. Bayless, Nickel, Dowell, Graf and Hopke received 52,500, 32,000, 15,000, 7,500 and 0 PIUs, respectively, valued (solely for the purpose of calculating the settlement of the outperformance awards) at $28.00 per PIU, which was the closing price of our common stock on August 20, 2007, the date of issuance of the PIUs.

Common Units / PIUs. PIUs are a special class of partnership interests in our operating partnership. Each PIU is deemed equivalent to an award of one share of our common stock under our 2004 Incentive Award Plan, reducing availability for other equity awards on a one-for-one basis. PIUs will receive the same quarterly per unit distributions as Common Units, which equals the per share distributions on our common stock.

Initially, PIUs do not have full parity with Common Units with respect to liquidating distributions. Under the terms of the PIUs, our operating partnership will revalue its assets upon the occurrence of certain "book-up events," and any increase in valuation from the time of the award of the PIUs until such book-up event will be allocated first to the holders of PIUs to equalize the capital accounts of such holders with the capital accounts of common unit holders. These book-up events will occur upon a contribution of cash or property to our operating partnership, including contributions by us of the proceeds from future issuances of our securities, or upon certain distributions of cash or property by our operating partnership to one or more partners of our operating partnership. Upon equalization of the capital accounts of the holders of PIUs with the other holders of Common Units, the PIUs will achieve full parity with Common Units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested PIUs will thereafter be automatically converted into an equal number of Common Units, which units are exchangeable for cash or, at our option, for shares of our common stock on a one-for-one basis. No equalization will occur unless a revaluation of our assets following a book-up event results in an increase in the value of its assets from the date of the PIU award.

Holders of the PIUs are entitled to customary registration rights with respect to the shares of common stock that may be received by the PIU holders upon an exchange of the PIUs. In general, we will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions.

Termination Payments

We provide named executive officers with severance payments plus a gross-up payment if we terminate an executive's employment without "cause" or the executive terminates his employment for "good reason" (each as defined in the applicable employment agreement). The objective of these benefits is to recruit and retain talent in a competitive market.

The employment agreements in effect during 2009 provide that if we terminate an executive's employment without "cause" or the executive terminates his employment for "good reason," the executive will be entitled to a cash payment equal to 299% for Mr. Bayless, 200% for Messrs. Nickel and Dowell and 100% for Messrs. Graf and Hopke, in each case times the sum of his then-current annual base salary plus the average annual bonus paid or payable in respect of the last prior three years payable over the remaining term of his non-competition agreement plus his prorated annual bonus for the year in which the termination occurs. These payments are more fully described below under "Potential Payments Upon Termination or Change in Control" starting on page 32.

In March 2010, the employment agreements with Messrs. Bayless, Dowell, Graf and Hopke were amended, as described below under "Potential Payments Upon Termination or Change in Control."

In connection with Mr. Nickel's resignation, his employment agreement was terminated effective November 5, 2009, he received payments and benefits described above under "Resignation of Named Executive Officer" and he is no longer entitled to receive any severance payments or benefits.

Perquisites and Other Personal Benefits

We provide the named executive officers with perquisites and other personal benefits that we and the Compensation Committee believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to the named executive officers.

We maintain executive benefits that we consider necessary in order to offer fully competitive opportunities to our executive officers. These include 401(k) retirement savings plans and business expense reimbursements. Executive officers are also eligible to participate in all of our employee benefit plans, such as medical, dental, group life, disability and accidental death and dismemberment insurance, in each case on the same basis as other employees.

2009 Decisions

The following is a discussion of the specific factors considered in determining salary, bonus and long-term incentive compensation for the named executive officers in 2009.

Base Salary

The following table identifies actions taken during 2009 with respect to salaries of the named executive officers:

Named Executive Officer	Action Effective January 1, 2009
William C. Bayless, Jr.	Increase from $400,000 to $450,000
Brian B. Nickel	Increase from $335,000 to $360,000
Greg A. Dowell	Increase from $290,000 to $345,000
Jonathan A. Graf	Increase from $225,000 to $260,000
James C. Hopke, Jr.	Increase from $210,000 to $225,000

In making each of the changes in salary described above, the Compensation Committee reviewed changes in job responsibility, historical salary levels, performance and contribution made to us, the impact on total compensation, competitive conditions and the relationship of compensation to that of other of our officers and determined that the compensation awarded was appropriate to reward performance, ensure retention and maintain appropriate compensation differentials among our officers.

Annual Bonus

For 2009, the Compensation Committee determined that target cash bonuses would be 50% to 75% of base salary for achievement of performance objectives and up to 100% of base salary for significantly exceeding the performance objectives or to reward significant accomplishments, in each case subject to the discretion of the Compensation Committee to determine the appropriate level of incentive compensation based on individual performance, company performance and other items the Committee may deem important.

For 2009, the company-wide performance objectives and weightings used in determining an award for Mr. Bayless were:

- achievement within our earnings guidance range of operating results related to net operating income ("NOI"), funds from operations ("FFO") and FFO modified ("FFOM"), taking into our account our debt service and dividend coverage ratios (30-35%);
- achievement within our earnings guidance range of same store revenue growth by re-leasing of our wholly-owned assets (15-20%);
- achievement of budgeted ACE development awards (15-20%)
- achievement of quarterly and annual same store NOI growth (10-15%); and
- effectiveness of overall performance (15-20%).

For the other four named executive officers, performance objectives were tied to their respective business unit. For Mr. Nickel, the 2009 performance objectives were as follows:

- successful execution of definitive agreements on various ACE awards (30-40%);
- achievement of budgeted ACE development awards (15-20%);
- optimization of our capital structure and liquidity (10-15%);
- achievement within our earnings guidance range of operating results related to NOI, FFO and FFOM, taking into account our debt service and dividend coverage ratios (15-20%); and
- effectiveness of overall performance (10-15%).

For Mr. Dowell, the 2009 performance objectives were as follows:

- achievement of quarterly and annual same store NOI growth (20-25%);
- achievement within our earnings guidance range of operating results related to NOI, FFO and FFOM, taking into account our debt service and dividend coverage ratios (15-20%);
- achievement within our earnings guidance range of same store revenue growth by re-leasing of our wholly-owned assets (10-15%);
- achievement of pro forma yield contributions for non-GMH newly acquired properties and developments (10-15%);
- achievement of third party service revenues at a level within our earnings guidance range (10-15%); and
- effectiveness of overall performance (10-15%).

For Mr. Graf, the 2009 performance objectives were as follows:

- achievement within our earnings guidance range of operating results related to NOI, FFO and FFOM, taking into account our debt service and dividend coverage ratios (30-35%);
- optimization of our capital structure and liquidity (20-25%);
- successful integration of growth assets into operational systems while ensuring timely reporting in a sound internal control environment (10-15%);
- successful management of efficiencies and process improvements of operational activities (10-15%); and
- effectiveness of overall performance (10-15%).

The Compensation Committee determined Mr. Hopke's annual bonus based on the Compensation Committee's judgment of his overall performance and the performance of our construction and project management group, reflecting his responsibilities as senior officer with direct responsibility for that group's activities.

In 2009, we:

- increased FFOM by 65.7% over 2008;
- increased annual same store wholly-owned NOI by 1.6% over 2008;
- increased same store wholly-owned occupancy to 96.0% as of December 31, 2009, compared to 92.2% as of December 31, 2008;
- were awarded five ACE transactions at Boise State University, the University of New Mexico, Portland State University, Arizona State University West and Northern Arizona University, bringing the total ACE pipeline to 10 potential projects including multiple phases;
- opened our second ACE development, Barrett Honors College at Arizona State University, a 1,721-bed owned asset which opened 95% occupied;
- achieved an average rental rate increase at same store legacy wholly-owned properties of 1.5% and an average rental rate increase at the GMH wholly-owned properties of 0.3% for the 2009-2010 academic year;
- completed our first full year of operating the GMH Communities Trust's student housing platform acquired in June 2008 which included 40 wholly-owned and 21 joint venture properties;
- obtained financing and commenced construction on a third-party development project at Cleveland State University containing 600 beds;

- increased third-party management revenue by 33.7% and established a pipeline of future contracts totaling $1.8 million in annual revenue commencing 2010 – 2011;
- renewed revolving credit facility for an additional three years and increased the size from $160 million to $225 million;
- entered into a $125 million five-year revolving credit facility, which was the first Freddie Mac structured revolving credit facility completed in the student housing sector; and
- raised $198.3 million of net proceeds through an equity offering on May 5, 2009, consisting of the sale of 9,775,000 shares of common stock at a price of $21.25 per share.

The following table identifies actions taken based on 2009 performance with respect to cash bonus awards to the named executive officers:

Named Executive Officer	Annual Cash Bonus
William C. Bayless, Jr.	$ 300,000
Brian B. Nickel	200,000
Greg A. Dowell	200,000
Jonathan A. Graf	200,000
James C. Hopke, Jr.	75,000

Long-Term Incentive Compensation

The Compensation Committee granted the following RSAs in January 2010 for 2009 performance based achievement of the performance objectives described above.

Name	Grant Date	Number of RSAs	Market Value on Date of Award
William C. Bayless, Jr.	1/25/10	28,891	$ 750,000
Brian B. Nickel	n/a	–	–
Greg A. Dowell	1/25/10	15,408	$ 400,000
Jonathan A. Graf	1/25/10	12,519	$ 325,000
James C. Hopke, Jr.	1/25/10	5,778	$ 150,000

The RSAs vest in five equal installments beginning on February 28 of the year following the date of grant.

Total Compensation

Based on company performance as described above, as well as each named executive officer's achievement of his individual 2009 performance objectives, the Compensation Committee determined that the named executive officers were entitled to receive the compensation detailed below for 2009.

Name	Salary	Cash Bonus	Long-Term Incentive Compensation	Total
William C. Bayless, Jr.	$ 450,000	$ 300,000	$ 750,000	$ 1,500,000
Brian B. Nickel	360,000	200,000	–	560,000
Greg A. Dowell	345,000	200,000	400,000	945,000
Jonathan A. Graf	260,000	200,000	325,000	785,000
James C. Hopke, Jr.	225,000	75,000	150,000	450,000

The cash bonuses awarded under our annual bonus program shown above appear in the Summary Compensation Table under the column headed "Non-Equity Incentive Plan Compensation."

The long-term incentive compensation was awarded in the form of RSAs on January 25, 2010. Because these awards for 2009 compensation were made in 2010, pursuant to applicable disclosure rules, such awards will be reflected in the Summary Compensation and Grants of Plan-Based Awards tables in our proxy statement for the 2011 annual meeting of stockholders. For the purpose of calculating the number of shares to be granted, the dollars allocated to share awards were divided by $25.96 per share, which was the closing price of our common stock on the date of grant.

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the named executive officers for the year ended December 31, 2009. We have entered into employment agreements with each of the named executive officers, which are described below under "Employment Contracts."

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	Non-Equity Incentive Plan Compensation (2)	All Other Compensation	Total
William C. Bayless, Jr.	2009	$ 450,000	$ —	$ 700,000	$ 300,000	$ 163,828 (3)	$1,613,828
President and Chief	2008	352,000	—	500,000	300,000	196,323 (4)	1,348,323
Executive Officer	2007	327,500	—	1,870,000	1,634,140	146,562 (5)	3,978,202
Brian B. Nickel (6)	2009	$ 360,000	$ —	$ 400,000	$ 200,000	$ 139,746 (3)	$1,099,746
Senior Executive Vice	2008	312,125	125,000	325,000	175,000	123,086 (4)	1,060,211
President and Chief	2007	277,000	—	1,196,000	967,524	92,895 (5)	2,533,419
Investment Officer							
Greg A. Dowell	2009	$ 345,000	$ —	$ 400,000	$ 200,000	$ 84,436 (3)	$1,029,436
Senior Executive Vice	2008	248,375	50,000	300,000	175,000	64,438 (4)	837,813
President and Chief	2007	198,750	—	645,000	503,620	44,005 (5)	1,391,375
Operating Officer							
Jonathan A. Graf	2009	$ 260,000	$ —	$ 325,000	$ 200,000	$ 46,016 (3)	$ 831,016
Executive Vice President,	2008	203,438	50,000	200,000	150,000	26,922 (4)	630,360
Chief Financial Officer,	2007	171,500	—	310,000	285,000	13,969 (5)	780,469
Treasurer and Secretary							
James C. Hopke, Jr.	2009	$ 225,000	$ —	$ 200,000	$ 75,000	$ 28,286 (3)	$ 528,286
Executive Vice President-	2008	198,525	35,000	175,000	75,000	18,579 (4)	502,104
Project Management and	2007	189,000	—	150,000	610,000	12,304 (5)	961,304
Construction							

(1) The dollar amount recognized for the following awards of shares were valued at aggregate grant date fair value of awards granted in accordance with ASC 718, *Compensation-Stock Compensation*. Assumptions used in the calculation of these amounts are included in note 12 to our audited financial statements for the year ended December 31, 2009 included in our annual report on Form 10-K for the year ended December 31, 2009.

	2007 (a)	2008 (b)	2009 (c)
William C. Bayless, Jr.	12,858	18,103	33,128
Brian B. Nickel	9,643	11,767	18,930
Greg A. Dowell	7,232	10,862	18,930
Jonathan A. Graf	3,214	7,241	15,381
James C. Hopke, Jr.	4,822	6,336	9,465

(a) Includes the portion of annual bonus paid in RSAs and long-term incentive compensation as determined by the Compensation Committee in January 2007 based on achievement of goals determined in January 2006. Also in 2007, PIUs were issued under an outperformance bonus plan adopted at the time of our IPO in partial payment of the vesting of the grant of outperformance awards as follows: Mr. Bayless-52,500 PIUs, Mr. Nickel-32,000 PIUs, Mr. Dowell-15,000 PIUs, Mr. Graf-7,500 PIUs and Mr. Hopke-0 PIUs.

(b) Includes the portion of annual bonus paid in RSAs and long-term incentive compensation as determined by the Compensation Committee in January 2008 based on achievement of goals determined in January 2007.

(c) Includes the portion of annual bonus paid in RSAs and long-term incentive compensation as determined by the Compensation Committee in January 2009 based on achievement of goals determined in January 2008.

(2) Includes the cash portion of annual bonuses as follows:

	2007	2008	2009
William C. Bayless, Jr.	$ 150,000	$ 300,000	$ 300,000
Brian B. Nickel	100,000	175,000	200,000
Greg A. Dowell	100,000	175,000	200,000
Jonathan A. Graf	75,000	150,000	200,000
James C. Hopke, Jr.	50,000	75,000	75,000

In addition, in 2007, the following cash was issued in partial payment of the vesting of the grant of outperformance awards as follows: Mr. Bayless-$1,484,140, Mr. Nickel-$867,524, Mr. Dowell-$403,620, Mr. Graf-$210,000 and Mr. Hopke-$560,000.

(3) Includes the following:

	Dividends on Common Units	Dividends on Unvested RSAs	401(k) Matching Contributions
William C. Bayless, Jr.	$ 70,875	$ 88,828	$ 4,125
Brian B. Nickel	82,404	55,553	1,789
Greg A. Dowell	34,952	47,428	2,056
Jonathan A. Graf	10,125	32,874	3,017
James C. Hopke, Jr.	—	26,117	2,169

(4) Includes the following:

	Dividends on Common Units	Dividends on Unvested RSAs	401(k) Matching Contributions
William C. Bayless, Jr.	$ 136,215	$ 58,269	$ 1,839
Brian B. Nickel	82,404	39,668	1,014
Greg A. Dowell	34,952	27,647	1,839
Jonathan A. Graf	10,125	14,958	1,839
James C. Hopke, Jr.	—	16,740	1,839

(5) Includes the following:

	Dividends on Common Units	Dividends on Unvested RSAs	401(k) Matching Contributions
William C. Bayless, Jr.	$ 100,777	$ 43,460	$ 2,325
Brian B. Nickel	60,804	30,420	1,671
Greg A. Dowell	24,827	16,853	2,325
Jonathan A. Graf	5,062	6,582	2,325
James C. Hopke, Jr.	—	9,979	2,325

(6) Mr. Nickel has resigned as Senior Executive Vice President and Chief Investment Officer effective March 31, 2010.

Grants of Plan Based Awards

The following table sets forth certain information with respect to RSAs granted during the year ended December 31, 2009 for each named executive officer with respect to annual bonus and long-term incentive compensation, all of which were granted under our 2004 Incentive Award Plan. We did not grant any options or other securities during the year ended December 31, 2009.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares	Grant Date Fair Value of Stock and Option Awards (3)
Name	Grant Date	Threshold	Target	Maximum	Threshold	Target	Maximum		
William C. Bayless, Jr.	1/25/10(1)	–	$ 225,000	$ 450,000	–	–	–	–	n/a
	1/26/09(2)	–	–	–	–	–	–	33,128	$ 700,000
Brian B. Nickel	1/25/10(1)	–	$ 180,000	$ 360,000	–	–	–	–	n/a
	1/26/09(2)	–	–	–	–	–	–	18,930	$ 400,000
Greg A. Dowell	1/25/10(1)	–	$ 172,500	$ 345,000	–	–	–	–	n/a
	1/26/09(2)	–	–	–	–	–	–	18,930	$ 400,000
Jonathan A. Graf	1/25/10(1)	–	$ 130,000	$ 260,000	–	–	–	–	n/a
	1/26/09(2)	–	–	–	–	–	–	15,381	$ 325,000
James C. Hopke, Jr.	1/25/10(1)	–	$ 112,500	$ 225,000	–	–	–	–	n/a
	1/26/09(2)	–	–	–	–	–	–	9,465	$ 200,000

(1) Information for annual bonus program for which the target award is 50% to 75% of base salary for achieving the stated objectives and the maximum award is up to 100% of base salary for significantly exceeding the stated objectives or to reward significant accomplishments, in each case subject to the discretion of the Compensation Committee to determine the appropriate level of incentive compensation based on individual performance, company performance and other items the Committee may deem important. We do not use pre-set thresholds or multiples to determine awards under our long-term incentive compensation program.

(2) RSAs granted in January 2009 for performance in 2008. Vest in five equal annual installments beginning on the first anniversary of the date of the grant.

(3) The base price is equal to the closing price of our common stock on the grant date.

Employment Contracts

As of December 31, 2009, we had employment agreements in effect with each of our named executive officers (Messrs. Bayless, Nickel, Dowell, Graf and Hopke) that provide that during the term of the respective agreement, the executive's base salary will not be reduced and that the executive will remain eligible for participation in our executive compensation and benefit programs. The employment agreements with our executive officers provide for Mr. Bayless to serve as a member of the Board and as our President and Chief Executive Officer, Mr. Nickel to serve as a member of the Board and our Senior Executive Vice President and Chief Investment Officer, Mr. Dowell to serve as our Senior Executive Vice President and Chief Operating Officer, Mr. Graf to serve as our Executive Vice President-Chief Financial Officer and Mr. Hopke to serve as our Executive Vice President-Project Management and Construction.

The employment agreements provide for the following:

- annual base salaries, subject in each case to increases in accordance with our normal executive compensation practices;

- eligibility for annual cash bonus awards determined by the Compensation Committee or in the event that we have a formal annual bonus plan for other senior executives, the bonus will be determined in accordance with the terms of the bonus plan on the same basis as other senior executives (with appropriate adjustments due to title and salary); and
- participation in other employee benefit plans applicable generally to our executives.

Additionally, we have entered into non-competition agreements with Messrs. Bayless, Nickel, Dowell, Graf and Hopke in which the executive agreed to comply with all obligations under the non-competition agreement and further agreed that the non-competition agreement will survive any termination of the respective employment agreement or the executive's employment, or subsequent service relationship with us, if any.

In connection with Mr. Nickel's resignation, his employment agreement was terminated effective November 5, 2009, he received payments and benefits described above under "Compensation Discussion and Analysis—Resignation of Named Executive Officer" and he is no longer entitled to receive any severance payments or benefits.

In March 2010, the employment agreements with Messrs. Bayless, Dowell, Graf and Hopke were amended, as described below under "Potential Payments Upon Termination or Change in Control."

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to the market value as of December 31, 2009 of all unvested RSAs held by each named executive officer as of December 31, 2009.

	Stock Awards	
	Number of Shares or Units of Stock That Have Not Vested (1)	Market Value of Shares or Units of Stock That Have Not Vested
William C. Bayless, Jr.	62,949	$ 1,768,875
Brian B. Nickel	39,213	1,101,875
Greg A. Dowell	33,975	954,708
Jonathan A. Graf	23,748	667,310
James C. Hopke, Jr.	18,637	523,690

(1) Vest in five equal annual installments beginning on the first anniversary of the date of the grant.

Awards Vested

The following table sets forth certain information with respect to RSAs vested during 2009.

	Stock Awards	
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting
William C. Bayless, Jr.	11,397 (1)	$ 195,116
Brian B. Nickel	7,752 (2)	132,713
Greg A. Dowell	4,627 (3)	79,212
Jonathan A. Graf	2,414 (4)	41,322
James C. Hopke, Jr.	2,836 (5)	48,558

(1) Of these shares, 3,015 shares were withheld to satisfy related tax liabilities.

(2) Of these shares, 2,051 shares were withheld to satisfy related tax liabilities.

(3) Of these shares, 1,224 shares were withheld to satisfy related tax liabilities.

(4) Of these shares, 639 shares were withheld to satisfy related tax liabilities.

(5) Of these shares, 750 shares were withheld to satisfy related tax liabilities.

Potential Payments Upon Termination or Change in Control

The following summarizes the compensation payable to each named executive officer under his employment agreement in the event of a termination of such executive's employment.

Each employment agreement provides that the respective executive may terminate the agreement at any time by delivering written notice of termination to us at least 30 days prior to the effective date of such termination, in which case he will be entitled to payment of his base salary through the effective date of termination, plus all other benefits to which he has a vested right at that time. Additionally, each employment agreement provides that he may terminate the agreement for "good reason," which is defined in the employment agreement, in general, as any substantial change by us in the nature of his employment without his express written consent; the requirement that he be based at a location at least 50 miles further than from his current principal location of employment; our failure to obtain a satisfactory agreement from any successor to assume the terms of the employment agreement; and our breach of any material provision of the employment agreement.

The employment agreements provide that, if we terminate an executive's employment without "cause" or the executive terminates his employment for "good reason" (each as defined in the applicable employment agreement), the executive will be entitled to the following payments and benefits, subject to his execution and non-revocation of a general release of claims:

- a cash payment equal to 299% for Mr. Bayless, 200% for Messrs. Nickel and Dowell and 100% for Messrs. Graf and Hopke, in each case times the sum of his then-current annual base salary plus the average annual bonus paid or payable in respect of the last prior three years payable over the remaining term of his non-competition agreement;

- his prorated annual bonus for the year in which the termination occurs;

- health benefits for two years following the executive's termination of employment at the same cost to the executive as in effect immediately preceding such termination, subject to reduction to the extent that the executive receives comparable benefits from a subsequent employer; and

- excise tax equalization payments.

The amounts set forth in the table below represent the compensation payable to each named executive officer under his respective employment agreement in the event of a termination of such executive's employment. The amounts shown assume such termination was effective as of December 31, 2009 and therefore include amounts earned through such time and are estimates of the amounts that would be paid to the executives upon their termination. The actual amounts to be paid can only be determined at the time of such executive's termination. As Mr. Nickel's employment agreement ended on November 5, 2009 in connection with his resignation, no information is presented with respect to Mr. Nickel.

Name	Benefit	Without Cause or For Good Reason
William C. Bayless, Jr.	Severance payment	$ 2,870,400
	Bonus	225,000
	Health benefits	36,315
	Excise tax equalization payments	—
		$ 3,131,715
Greg A. Dowell	Severance payment	$ 1,333,334
	Bonus	172,500
	Health benefits	36,315
	Excise tax equalization payments	—
		$ 1,542,149
Jonathan A. Graf (1)	Severance payment	$ 531,667
	Bonus	130,000
	Health benefits	36,315
	Excise tax equalization payments	—
		$ 697,982
James C. Hopke, Jr.	Severance payment	$ 373,333
	Bonus	112,500
	Health benefits	36,315
	Excise tax equalization payments	—
		$ 522,148

(1) Mr. Graf's employment agreement was amended in March 2010 to provide, among other things, that if we terminate his employment without cause or Mr. Graf terminates his employment for good reason, he will be entitled to a cash payment equal to 200% times the sum of his then-current annual base salary plus the average annual bonus paid or payable in respect of the last prior three years payable over the remaining term of his non-competition agreement plus his prorated annual bonus for the year in which the termination occurs. The amounts set forth below represent the compensation payable to Mr. Graf under his amended employment agreement in the event of a termination of his employment effective as of December 31, 2009 assuming the amended employment agreement was effective as of such date.

Severance payment	$ 1,063,334
Bonus	130,000
Health benefits	36,315
Excise tax equalization payments	—
	$ 1,229,649

In March 2010, the employment agreements with Messrs. Bayless, Dowell, Graf and Hopke were amended. Pursuant to the amendments, if we terminate an executive's employment without cause or the executive terminates his employment for good reason, retirement, death or disability, all of the executive's RSAs will vest. "Disability" is defined as any physical or mental disability or infirmity that prevents the performance of the Executive's duties for a period of (i) six consecutive months or (ii) an aggregate of 12 months in any 24 consecutive month period. Any question as to the existence, extent or potentiality of an executive's disability upon which we and the executive cannot agree will be determined by a qualified, independent physician selected by us and approved by the executive (which approval will not be unreasonably withheld), with the determination of any such physician being final and conclusive. "Retirement" is defined as a termination of employment other than for cause, disability or death, following the date on which the sum of the following equals or exceeds 70 years: (i) the number of full years of the executive's employment and other business relationships with us or our predecessors and (ii) the executive's age on the date of termination; provided that (x) the executive's employment by (or other business relationships with) us and any of our predecessors have continued for a period of at least 120 contiguous full months at the time of

termination and, on the date of termination, the executive is at least 50 years old; (y) the executive gives at least six months' prior written notice to us of his intention to retire; and (z) the noncompetition agreement remains in full force and effect and the executive enters into a general release of all claims in a form that is reasonably satisfactory to us. Under this formula, Messrs. Bayless, Dowell, Graf and Hopke will become eligible for retirement in 2014, 2018, 2020 and 2017, respectively.

The values of the RSAs for which vesting would accelerate for such a termination as of December 31, 2009, based on a closing price of $28.10 on December 31, 2009, are as follows: Mr. Bayless-$1,768,875, Mr. Dowell-$954,708, Mr. Graf-$667,310 and Mr. Hopke-$523,690.

Equity Compensation Plan

The following table summarizes information, as of December 31, 2009, relating to the 2004 Incentive Award Plan, our equity compensation plan, pursuant to which grants of options, RSAs and other rights to acquire common stock may be granted from time to time.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	855,440	$ -0-	354,560
Equity compensation plans not approved by security holders	n/a	n/a	n/a

(1) Consists of RSUs granted to non-employee Board of Director members, RSAs granted to executive officers and certain employees and common units of limited partnership interest in our operating partnership.

COMPENSATION OF DIRECTORS

During 2009, each non-employee director (other than the Chairman of the Board) received an annual fee of $27,500 for services as a director, payable quarterly. The Chairman of the Board received an annual fee of $60,000, payable quarterly, but is not entitled to receive any committee meeting fees.

During 2009, compensation to the members of the Board was as follows:

- each chairman of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee received an annual fee of $24,000, $12,000 and $15,000, respectively, payable quarterly in advance;

- each member of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee, other than the chairman of such committee and the Chairman of the Board, received an annual fee of $12,000, $6,000 and $6,000, respectively, payable quarterly in advance to cover attendance at eleven, five and six committee meetings, respectively, held during a calendar year and $1,000 per meeting attended in person by conference, telephone or similar communications equipment by such member in excess of such applicable number;

- each non-employee member of the Executive Committee received $1,000 for each committee meeting attended in person by conference, telephone or similar communications equipment; and

- each non-employee director other than the Chairman of the Board received $1,000 for each Board of Director meeting attended in person by conference, telephone or similar communications equipment.

Our 2004 Incentive Award Plan provides for formula grants of restricted stock units, or RSUs, to non-employee directors (other than the Chairman of the Board) on the date on which such non-employee director is initially appointed or re-elected to the Board of Directors of $41,500 of RSUs valued at 100% of the Fair Market Value (as defined in the 2004 Incentive Award Plan) of our common stock on the date of grant. The Chairman of the Board receives $51,500 of RSUs on the date on which he is re-elected to the Board of Directors valued at 100% of the Fair Market Value of our common stock on date of grant. On May 7, 2009, the date of our 2009 Annual Meeting, each member of the Board was re-elected to the Board of Directors and each non-employee director, other than the Chairman of the Board, received 1,902 RSUs, and the Chairman of the Board received 2,360 RSUs, valued at $21.82 per RSU, the Fair Market Value of our common stock on such date. These grants immediately vested and were settled in shares of our common stock and/or cash in lieu of the delivery of shares. A total of 45,632 RSUs have been issued, of which 5,376 are currently outstanding.

Members of the Board of Directors are also reimbursed for travel expenses incurred in connection with our business, including attendance at meetings of the Board and its committees.

The table below summarizes the compensation we paid to each non-employee director for 2009:

Name (1)	Fees Earned or Paid in Cash	Stock Awards (2)	All Other Compensation (3)	Total
R.D. Burck	$ 60,000	$ 51,500	$ 4,519	$ 116,019
G. Steven Dawson	61,500	41,500	4,519	107,519
Cydney C. Donnell	39,500	41,500	4,519	85,519
Edward Lowenthal	49,500	41,500	4,519	95,519
Joseph M. Macchione	32,500	41,500	—	74,000
Winston W. Walker	58,500	41,500	4,519	104,519

(1) William C. Bayless, Jr., our President and Chief Executive Officer, and Brian B. Nickel, our Senior Executive Vice President and Chief Investment Officer, are not included in this table as they are employees and thus receive no compensation for their services as directors. The compensation received by Messrs. Bayless and Nickel as employees is shown in the Summary Compensation Table on page 28.

(2) Represents aggregate grant date fair value of awards at date of grant. Assumptions used in the calculation of these amounts are included in note 12 to our audited financial statements for the year ended December 31, 2009 included in our annual report on Form 10-K for the year ended December 31, 2009.

(3) For RSUs granted prior to 2008, shares underlying RSUs granted to directors were settled on the third anniversary of the date of the grant and dividends accrued on the RSUs (without interest) equal to the cash dividends we paid on our common stock. The amounts in this column represent dividends accrued on RSUs granted on May 11, 2006 and paid in cash or stock at the discretion of the Compensation Committee on May 11, 2009, the third anniversary from the date of grant.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We are not a party to any transaction with executive officers or directors that is required to be disclosed under Item 404(a) of Regulation S-K.

APPROVAL OF THE AMERICAN CAMPUS COMMUNITIES, INC. 2010 INCENTIVE AWARD PLAN

Since our IPO, we have had an incentive award plan in place to encourage high levels of performance by individuals who are key to our success and enable us to attract, motivate and retain talented and experienced individuals essential to our continued success. All of our employees are eligible to benefit from our incentive award plan. Participants in our existing plan include our directors, executive and other officers and key employees.

Our existing plan expires in July 2014. As of March 15, 2010, all but 183,110 shares had been granted under our existing plan. We need to put in place a new incentive award plan to ensure we can continue to attract, motivate and retain qualified personnel and to provide motivation for our employees and directors to continue to seek increasing share price appreciation and dividend income for our stockholders. We also need a plan which will continue to align the interests of our employees and directors with those of our stockholders. On March 23, 2010, our Board of Directors adopted the American Campus Communities, Inc. 2010 Incentive Award Plan, effective such date, and directed the plan be submitted to stockholders for their approval. Below is a summary of the material provisions of the new plan. A complete copy of the new plan is included as Annex A to this proxy statement.

Administration

The plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee consists of two or more directors, each of whom is a "non-employee director" within the meaning of Rule 16b-3 of the Securities Exchange Act and an "outside director" within the meaning of section 162(m) of the Internal Revenue Code. Subject to the provisions of the plan, the Compensation Committee determines the persons to whom grants are made and other terms and conditions of the grant. All determinations of the Compensation Committee are final and conclusive on all persons having an interest in the plan or in any award made under the plan.

Eligible Persons

Directors, directors of our affiliates, key employees and consultants may be selected by the Compensation Committee to receive an award under the plan.

Shares Subject to Grants

Under the plan, we may issue up to a total of 1,683,110 shares of common stock, which represents 1,500,000 shares plus 183,110 shares (which represents the number of shares available under our 2004 incentive award plan as of March 15, 2010). This number will be adjusted for stock dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges or other relevant changes in our capitalization. Stock issued under the plan may consist of authorized and unissued stock or previously issued shares of stock we reacquire in the open market or by private purchase. If any award expires, is forfeited or otherwise terminates, the shares of stock not acquired under such award will revert to and become available for issuance under the plan.

Awards

The plan provides for the grant of incentive stock options which qualify under section 422 of the Internal Revenue Code and nonqualified stock options, RSAs, RSUs, PIUs and other stock-based awards, as set forth in the plan.

Terms and Conditions of Option Grants

Option Grants. Options to purchase our common stock may be granted under the plan. The Compensation Committee may, in its discretion, designate whether an option is to be an incentive stock option or not to be treated as an incentive stock option for purposes of the plan and the Internal Revenue Code. The exercise price of nonqualified stock options and incentive stock options granted under the plan must be at least 85% and 100%, respectively, of the fair market value of our common stock on the date of grant. However, incentive stock options granted to optionees who own more than 10% of our outstanding common stock on the date of grant must have an exercise price that is at least 110% of fair market value of our common stock on the grant date. Incentive stock

options granted under the plan will expire no later than ten years after the date of grant, or five years after the date of grant with respect to optionees who own more than 10% of our outstanding common stock on the grant date.

Option Exercise. Payment for shares of stock acquired pursuant to options granted under the plan will be made in full, upon exercise of the options (a) in cash or check, (b) by surrender to us of shares of stock which have either (1) have been held by the optionee for at least six months or (2) were acquired from a person other than us, (c) by a combination of (1) and (2), or (d) by any other means approved by the Compensation Committee.

Options will be exercisable at such time or times as determined by the Compensation Committee. The maximum term of options granted under the plan is ten years (or five years to the extent described above). Subject to adjustment, the aggregate number of share awards which may be granted to a participant during a calendar year under the plan will not exceed 750,000 shares.

Termination of Employment. In the event a participant's employment terminates for any reason other than as a result of retirement, permanent disability, death or cause, the participant's exercisable options will be exercisable by him or her only within three months after such termination. In the case of a participant's retirement, permanent disability or death while entitled to exercise an option, the participant or, if applicable, the participant's estate or beneficiary, will have the right to exercise the exercisable option at any time within one year from the date of retirement, permanent disability or death.

If a participant's employment terminates as a result of cause, all unexercised options of such participant will terminate immediately upon such termination and such participant will have no right after such termination to exercise any unexercised option.

For purposes of the plan, "cause" means, in the absence of any employment agreement with us otherwise defining cause, (i) incompetence, fraud, personal dishonesty, embezzlement or acts of gross negligence or gross misconduct on the part of Participant in the course of his or her employment or services; (ii) a participant's engagement in conduct that is materially injurious to us; (iii) a participant's conviction by a court of competent jurisdiction of, or pleading "guilty" or "no contest" to, (x) a felony, or (y) any other criminal charge (other than minor traffic violations) involving dishonesty or which could reasonably be expected to have a material adverse impact on our reputation or business; (iv) public or consistent drunkenness by a participant or his or her illegal use of narcotics (or other restricted substances) which is, or could reasonably be expected to become, materially injurious to our reputation or business or which impairs, or could reasonably be expected to impair, the performance of a participant's duties to us; or (v) willful failure by a participant to follow the lawful directions of a superior officer or the Board of Directors. In the event there is an employment or consulting agreement with a participant defining cause, "cause" will have the meaning provided in such agreement.

"Disability" means, in the absence of any employment agreement with a Participant otherwise defining disability, any physical disability or infirmity that prevents the performance of a participant's duties for a period of (i) six consecutive months or (ii) an aggregate of 12 months in any 24 consecutive month period, as determined by the Compensation Committee in its good faith and sole discretion. In the event there is an employment or consulting agreement with a participant defining disability, "disability" will have the meaning provided in such agreement.

"Retirement" means a termination of service other than for cause, disability or death, following the date on which the sum of the following equals or exceeds 70 years: (i) the number of full years of the participant's employment and other business relationships with us and any of our predecessors and (ii) the participant's age on the date of termination; provided that (x) the participant's employment by (or other business relationships with) us and any of our predecessors have continued for a period of at least 120 contiguous full months at the time of termination and, on the date of termination, the participant is at least 50 years old; (y) in the case of termination of employment, the employee gives at least six months' prior written notice to us of his or her intention to retire; and (z) in the case of termination of employment, the employee enters into a non-compete and non-solicitation agreement and a general release of all claims in a form that is reasonably satisfactory to us.

Terms and Conditions of RSAs

The compensation committee may award RSAs under the plan. Our policy generally is awards of RSAs made to officers are based on the officer's actual current and past performance rather than projected future performance. In this way, we assure that RSAs are earned for performance, not merely the passage of time, and we create a valuable tool for retaining key employees. The Compensation Committee will grant to such participant a RSA with respect to common stock having a fair market value on the date of the grant equal to a specified amount determined by the Compensation Committee of the amount of the award, thereby further delaying payment of compensation for the officer and helping to assure the officer's interest are aligned with our stockholders' interests. All RSAs are subject to such restrictions, terms and conditions as the Compensation Committee may establish, and a participant may not encumber or dispose of any RSAs until the terms and conditions set by the Compensation Committee have been satisfied. The participant will not be entitled to vote shares covered by an unvested RSA.

Unless otherwise provided in the award agreement, upon a termination of employment or other service for any reason other than death, disability or retirement, all unvested RSAs will terminate and upon a termination on account of death, disability or retirement, all RSAs will become vested.

Terms and Conditions of RSUs

The compensation committee may award RSUs under the plan, subject to conditions and restrictions determined by the Compensation Committee. Our current policy generally is awards of RSUs are made to non-management directors and immediately vest and are settled in shares of our common stock and/or cash in lieu of the delivery of shares. RSUs are essentially the same as RSAs except that instead of actual shares, RSUs represent a promise to pay out shares at some future date. RSUs have a tax advantage over RSAs because the recipient is not taxed at the time of vesting (as with RSAs) but only when the shares are actually received.

Terms and Conditions of Profits Interest Units

PIUs are a special class of partnership interests in our operating partnership. Each PIU awarded will be deemed equivalent to an award of one share of our common stock under the plan, reducing availability for other equity awards on a one-for-one basis. PIUs, whether vested or not, will receive the same quarterly per unit distributions as common units of our operating partnership, which equal the per share distributions on our common stock. PIUs vest in accordance with each holder's PIU vesting agreement.

Initially, PIUs will not have full parity with common units with respect to liquidating distributions. Under the terms of the PIUs, the operating partnership will revalue its assets upon the occurrence of certain "book-up events," and any increase in valuation from the time of grant until such book-up event will be allocated first to the holders of PIUs to equalize the capital accounts of such holders with the capital accounts of common unit holders. These book-up events will occur upon a contribution of cash or property to the operating partnership, including contributions by us of the proceeds from future issuances of our securities, or upon certain distributions of cash or property by the operating partnership to one or more partners of the operating partnership. Upon equalization of the capital accounts of the holders of PIUs with the other holders of common units, the PIUs will achieve full parity with Common Units of the operating partnership for all purposes, including with respect to liquidating distributions. If such parity is reached, vested PIUs will thereafter be automatically converted into an equal number of Common Units. No equalization will occur unless a revaluation of our assets following a book-up event results in an increase in the value of our assets from the date of grant. It is possible that equalization will not occur and the PIUs would therefore not achieve parity with respect to liquidating distributions. Until and unless such parity is reached, the value that may be realized for a given number of vested PIUs will likely be less than the value of an equal number of shares of our common stock.

Holders of the PIUs will be entitled to customary registration rights, including demand and piggyback registration rights, with respect to the shares of common stock that may be received by the PIU holders upon a conversion/exchange of the PIUs in accordance with the terms of the partnership agreement. In general, we will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions.

Terms and Conditions of Other Awards

Under the plan, the Compensation Committee may grant any other cash, stock or stock-related awards that the Committee deems appropriate, including, but not limited to, stock appreciation rights, limited stock appreciation rights, phantom stock awards and stock bonuses, and may grant Stock or PIUs to eligible individuals in settlement of bonus awards under any bonus program or plan adopted by the Compensation Committee. Any such awards and any related agreements shall contain such terms and conditions as the Compensation Committee deems appropriate, which awards and agreements need not be identical.

Acceleration and Change in Control

Under the plan, upon an involuntary termination by us other than for cause or a voluntarily termination by an employee because of good reason, in each case within one year of a change in control, all options will become immediately exercisable with respect to all of the shares subject to such options, RSAs will become fully vested, RSUs will be settled as if the settlement date occurred immediately prior to such change in control, and all other awards will become fully vested and/or payable.

Other Key Provisions

The Board of Directors may amend, suspend or terminate the plan, but stockholder approval is required to alter specified provisions of the plan. In general, options and unvested RSAs are not transferable.

New Plan Benefits

Because the grant of awards under the plan is within the discretion of the Compensation Committee, we cannot determine the dollar value or number of shares of common stock which will in the future be received by or allocated to any participant in the plan. Accordingly, in lieu of providing information regarding benefits that will be received under the plan, the following table provides information concerning the RSAs and RSUs granted to the following persons and groups for 2009: each named executive officer; all executive officers as a group; all directors who are not executive officers, as a group; and all employees who are not executive officers, as a group. The Compensation Committee did not grant any options to purchase common stock for 2009.

	Share Awards (1)	
Name and Position	**Dollar Value (2)**	**Number**
William C. Bayless, Jr. President and Chief Executive Officer	$ 700,000	33,128
Brian B. Nickel Senior Executive Vice President and Chief Investment Officer	$ 400,000	18,930
Greg A. Dowell Senior Executive Vice President and Chief Operating Officer	$ 400,000	18,930
Jonathan A. Graf Executive Vice President, Chief Financial Officer, Treasurer and Secretary	$ 325,000	15,381
James C. Hopke, Jr. Executive Vice President-Project Management and Construction	$ 200,000	9,465
All executive officers, as a group	$ 2,100,000	99,383
All directors who are not executive officers, as a group	$ 259,000	11,870
All employees who are not executive officers, as a group	$ 3,323,000	157,266

(1) Reflects RSA grants to executive officers and other employees under our 2004 incentive award plan, described in Compensation Discussion and Analysis under the heading "Long Term Compensation" and RSU grants to non-employee directors under our 2004 incentive award plan described in "Compensation of Directors."

(2) The value of share awards is based solely on the closing price of our common stock on the NYSE on the date of grant; as a result, no assumptions were used in the calculation of this value.

Tax Aspects Under the Plan

The following is a summary of the principal federal income tax consequences of certain transactions under the plan. It does not describe all federal tax consequences under the plan, nor does it describe state or local tax consequences.

Incentive Stock Options. No taxable income is generally realized by the participant upon the grant or exercise of an incentive stock option. If common stock issued to a participant pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (i) upon sale of such shares, any amount realized in excess of the option price (the amount paid for the shares) will be taxed to the participant as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) we will not be entitled to any deduction for federal income tax purposes. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the participant.

If common stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a "disqualifying disposition"), generally (i) the participant will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the common stock at exercise (or, if less, the amount realized on a sale of such common stock) over the option price thereof, and (ii) we will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering common stock.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a nonqualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Nonqualified Stock Options. No income is realized by the participant at the time the option is granted. Generally (i) at exercise, ordinary income is realized by the participant in an amount equal to the difference between the option price and the fair market value of the common stock on the date of exercise, and we receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the common stock has been held. Special rules will apply where all or a portion of the exercise price of the nonqualified stock option is paid by tendering common stock. Upon exercise, the participant will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

PIUs. The grant or vesting of PIUs is not expected to be a taxable transaction to recipients. Therefore, a recipient who wishes to hold incentive equity awards for the long term may be able to do so more efficiently with PIUs and ultimately enjoy a greater after-tax return when disposing of them. Conversely, we will not receive any tax deduction for compensation expense from the grant of PIUs.

Other Awards. We generally will be entitled to a tax deduction in connection with an award under the plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for a further deferral.

Parachute Payments. The vesting of any portion of an option or other award that is accelerated due to the occurrence of a change in control may cause a portion of the payments with respect to such accelerated awards to be

treated as "parachute payments" as defined in the Internal Revenue Code. Any such parachute payments may be non-deductible to us, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Limitation on Deductions. Under section 162(m) of the Internal Revenue Code, our deduction for certain awards under the plan may be limited to the extent that the chief executive officer or other executive officer whose compensation is required to be reported in the summary compensation table (other than the principal financial officer) receives compensation in excess of $1 million a year (other than performance-based compensation that otherwise meets the requirements of section 162(m) of the Internal Revenue Code). The plan is structured to allow certain awards to qualify as performance-based compensation.

Recent Stock Price

Based solely the closing price of our common stock as reported by the NYSE on March 15, 2010 of $27.40, the maximum aggregate market value of the 1,683,110 shares of common stock that could potentially be issued under the plan is $46,117,214.

Required Vote

The proposal will be approved if it receives the affirmative vote of a majority of shares represented in person or by proxy at the Annual Meeting.

The Board of Directors recommends you vote FOR the adoption of the American Campus Communities 2010 Incentive Award Plan.

AUDIT COMMITTEE INFORMATION

Report of the Audit Committee

The Audit Committee, on behalf of the Board of Directors, serves as an independent and objective party to monitor our financial reporting process and internal control system, and to review and appraise the audit efforts of our independent auditors. The Audit Committee performs these oversight responsibilities in accordance with its Audit Committee Charter (as amended and restated in March 2010), which is available on the investor relations section of our website at www.AmericanCampus.com.

Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed with management the audited financial statements in our Annual Report, and discussed with management the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also reviewed and discussed our earnings releases with management.

During 2009, the Audit Committee met with management and our independent auditors and internal auditor periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act and related regulations. The Audit Committee also discussed with management and our independent auditors and internal auditor the process used for certifications by our chief executive officer and chief financial officer that are required for certain of our filings with the Securities and Exchange Commission.

Ernst & Young LLP, our independent auditors, is responsible for auditing our financial statements and for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles. The Audit Committee reviewed and discussed with the independent auditors their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the Audit Committee under Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee also received the written disclosures and the letter from the independent auditors required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence and has discussed with the independent auditors the auditors' independence from management and us and considered the compatibility of non-audit services with the auditors' independence.

The Audit Committee discussed with the independent auditors the overall scope and plans for their audit. The Audit Committee meets at least quarterly with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls and the overall quality of our financial reporting. The Audit Committee also meets with management and the independent auditors prior to the filing of the quarterly reports on Form 10-Q with the SEC and release to the public of its quarterly and year-end financial results to, among other things, review and discuss such filings, review any related financial statements and related variances, review significant accounting policies and discuss any significant accounting treatments applied during the period.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the SEC.

This section of the proxy statement is not deemed "filed" with the SEC and is not incorporated by reference into our Annual Report on Form 10-K.

This Audit Committee report is given by the following members of the Audit Committee:

G. Steven Dawson, Chairman
R.D. Burck
Winston W. Walker

Independent Auditor Fees

The following summarizes the approximate aggregate fees billed to American Campus Communities for the fiscal years ended December 31, 2009 and 2008 by our principal accounting firm, Ernst & Young LLP:

Types of Services (1)	Total Approximate Fees	
	2009	2008
Audit Fees (2)	$ 849,000	$ 1,000,000
Audit-Related Fees (3)	—	268,072
Tax Fees	—	—
Total	$ 849,000	$ 1,268,072

(1) All such services were preapproved by the Audit Committee.

(2) Fees for audit services billed in 2009 and 2008 included the following: (i) audit of our annual financial statements; (ii) reviews of quarterly financial statements; (iii) audit of internal control over financial reporting; and (iv) services related to SEC matters, including review of registration statements filed and related issuances of comfort letters, consents and other services.

(3) Fees for audit-related services billed in 2008 included financial accounting and reporting consultations, audits of certain subsidiaries and analysis of GMH Communities Trust financial statements and internal controls.

In considering the nature of the services provided by Ernst & Young LLP, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with representatives of Ernst & Young LLP and management to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002, as well as by the American Institute of Certified Public Accountants.

The Audit Committee has developed policies and procedures concerning its pre-approval of audit and non-audit services provided to us by the independent auditors. These provide that the Audit Committee must pre-approve all audit and permitted non-audit services (including the fees and terms thereof) to be rendered to us by the independent auditors.

The independent auditors provide the Audit Committee with a list describing the services expected to be performed by the independent auditor. Any request for services not contemplated by this list must be submitted to the Audit Committee for specific pre-approval and the provision of such services cannot commence until such approval has been granted. Normally, pre-approval is provided at regularly scheduled meetings. However, the Audit Committee has authorized the committee's Chairman to approve the provision by our independent auditors of up to $50,000 per occurrence of non-audit services not prohibited by law. Each decision made by the Audit Committee Chairman will be reported to the full Audit Committee at its next meeting.

In addition, although not required by the rules and regulations of the SEC, the Audit Committee generally requests a range of fees associated with each proposed service. The Audit Committee believes that providing a range of fees for a service incorporates appropriate oversight and control of the independent auditor relationship, while permitting us to receive immediate assistance from the independent auditor when time is of the essence.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, and to be given an opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions.

Ratification of the Selection of the Independent Auditors

The audit committee has reappointed Ernst & Young LLP as our independent auditors for 2010.

The proposal will be approved if it receives the affirmative vote of a majority of shares represented in person or by proxy at the Annual Meeting.

The Audit Committee, which has the sole authority to retain our independent auditors, recommends that you vote FOR the ratification of the appointment of Ernst & Young LLP as our independent auditors for 2010.

STOCKHOLDER PROPOSALS

We must receive any stockholder proposal intended for inclusion in the proxy materials for the Annual Meeting to be held in 2011 no later than December 31, 2010. A stockholder may also nominate directors before the next Annual Meeting by submitting the nomination as described under "Board of Directors – Consideration of Director Nominees." We did not receive any formal proposals during 2009 from stockholders.

2009 ANNUAL REPORT

Our Annual Report to Stockholders is being mailed to stockholders along with this Proxy Statement. The Annual Report and the Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission, are on our website at www.AmericanCampus.com and available without charge to stockholders upon writing to our corporate secretary. Neither the Annual Report to Stockholders nor the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 is to be treated as part of the proxy solicitation materials or as having been incorporated herein by reference.

By Order of the Board of Directors,



JONATHAN A. GRAF
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Austin, Texas
March 23, 2010

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ANNEX A

AMERICAN CAMPUS COMMUNITIES, INC.

2010 INCENTIVE AWARD PLAN

Section 1. PURPOSE.

The Plan is intended as an incentive to improve the performance, encourage the continued employment and increase the proprietary interest of certain directors and employees of the Company or its Affiliates, participating in the Plan. The Plan is designed to grant such directors and employees the opportunity to share in the Company's long-term success through stock ownership and to afford them the opportunity for additional compensation related to the value of Stock of the Company. It is intended that certain options granted under this Plan may qualify as "incentive stock options" under Section 422 of the Code.

Section 2. DEFINITIONS.

(a) "Affiliate" means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(b) "Annual Director Amount" means an amount determined by the Committee from time to time.

(c) "Award" means any right granted under the Plan, including any Incentive Stock Option, Nonqualified Stock Option, Restricted Stock, Restricted Stock Unit, PIU or other Stock-based award.

(d) "Board" means the Board of Directors of the Company.

(e) "Business Combination" means any (i) sale of all or substantially all of the assets of the Company on a consolidated basis to one or more unrelated persons or entities, or (ii) sale or other transfer of all or substantially all of the Stock to one or more unrelated persons or entities (including by way of a merger, reorganization or consolidation in which the outstanding shares of Stock are converted into or exchanged for securities of the successor entity).

(f) "Cause" means, in the absence of any employment agreement between a Participant and the Company or its Affiliates otherwise defining Cause, (i) incompetence, fraud, personal dishonesty, embezzlement or acts of gross negligence or gross misconduct on the part of Participant in the course of his or her employment or services; (ii) a Participant's engagement in conduct that is materially injurious to the Company or an Affiliate; (iii) a Participant's conviction by a court of competent jurisdiction of, or pleading "guilty" or "no contest" to, (x) a felony, or (y) any other criminal charge (other than minor traffic violations) involving dishonesty or which could reasonably be expected to have a material adverse impact on the Company's or an Affiliate's reputation or business; (iv) public or consistent drunkenness by a Participant or his or her illegal use of narcotics (or other restricted substances) which is, or could reasonably be expected to become, materially injurious to the reputation or business of the Company or an Affiliate or which impairs, or could reasonably be expected to impair, the performance of a Participant's duties to the Company or an Affiliate; or (v) willful failure by a Participant to follow the lawful directions of a superior officer or the Board. In the event there is an employment or consulting agreement between a Participant and the Company defining Cause, "Cause" shall have the meaning provided in such agreement.

(g) "Change in Control" means:

(i) The acquisition by a person, or persons acting as a group (other than the Company or any employee benefit plan of the Company) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of securities which, together with beneficial ownership held by such person or group, represents more than 50% of the voting securities of the Company entitled to vote generally in the election of directors, determined on a fully-diluted basis ("Company Voting Securities"); provided, however, that such acquisition shall not constitute a Change in Control hereunder if a majority of

the holders of the Company Voting Securities immediately prior to such acquisition retain directly or through ownership of one or more holding companies, immediately following such acquisition, a majority of the voting securities entitled to vote generally in the election of directors of the successor entity;

(ii) The date a majority of members of the Board of is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of such appointment or election ; or

(iii) Consummation of a Business Combination if, following any such Business Combination, any one person, or more than one person acting as a group, (A) acquires ownership of Stock that, together with Stock previously held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the Stock, or (B) acquires assets from the Company that have a total gross fair market value equal to or greater than 40% of the total gross fair market value of all of the assets of the Company immediately before such acquisition.

It is the intent of the Company that, in the event of any ambiguity, the foregoing definition be interpreted in a manner that is consistent with the definition of "Change in Ownership or Effective Control" under the regulations promulgated under Section 409A of the Code.

(h) "Code" means the Internal Revenue Code of 1986, as amended.

(i) "Committee" means the Board or such other committee of at least two persons as the Board may appoint to administer the Plan; provided, however, that each member of the Committee shall, if practicable, be a "nonemployee director" within the meaning of the rules promulgated under Section 16(b) of the Exchange Act and an "outside director" within the meaning of U.S. Treas. Regs. §1.162-27(e)(3).

(j) "Company" means American Campus Communities, Inc., a Maryland corporation.

(k) "Consultant" means any consultant or advisor to the Board, the Company or its Affiliates.

(l) "Director" means any non-employee director of the Board or any non-employee director of a board of directors of an Affiliate.

(m) "Disability" means, in the absence of any employment agreement between a Participant and the Company or its Affiliates otherwise defining Disability, any physical disability or infirmity that prevents the performance of a Participant's duties for a period of (i) six consecutive months or (ii) an aggregate of 12 months in any 24 consecutive month period, as determined by the Committee in its good faith and sole discretion. In the event there is an employment or consulting agreement between a Participant and the Company defining Disability, "Disability" shall have the meaning provided in such agreement.

(n) "Disqualifying Disposition" means any disposition (including any sale) of Stock acquired by exercise of an Incentive Stock Option made within the period which is (a) two years after the date the Participant was granted the Incentive Stock Option or (b) one year after the date the Participant acquired Stock by exercising the Incentive Stock Option.

(o) "Dividend Equivalents" shall have the meaning set forth in Section 8(b) hereof.

(p) "Eligible Persons" means any Employee, Director or Consultant.

(q) "Employee" means any person employed by the Company or an Affiliate.

(r) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(s) "Expiration Date" means the date upon which the term of an Option, as determined under Section 6(a)(i) hereof, expires.

(t) "Fair Market Value" means (i) if the Stock is listed on a national securities exchange, the average between the highest and lowest sale prices reported as having occurred on the primary exchange with which the Stock is listed and traded on the date prior to such date, or, if there is no such sale on that date, then on the last preceding date on which such a sale was reported, or (ii) if the Stock is not listed on any national securities exchange but is quoted in the National Market System of the National Association of Securities Dealers Automated Quotation System on a last sale basis, the average between the high bid price and low ask price reported on the date prior to such date, or, if there is no such sale on that date then on the last preceding date on which such a sale was reported. If the Stock is not quoted on NASDAQ-NMS or listed on an exchange, or representative quotes are not otherwise available, the amount determined by the Board in good faith to be the fair market value per share of Stock, on a fully diluted basis, in accordance with Section 409A of the Code. The Board's determination of Fair Market Value (or the determination of the Committee if so delegated by the Board) shall be conclusive and binding on all persons.

(u) "Good Reason" means, in the absence of any employment agreement between a Participant and the Company or its Affiliates otherwise defining Good Reason, without the Participant's consent, (i) a decrease in the total amount of the Participant's base salary below the level in effect on the date of consummation of the Change in Control, (ii) any material diminution or change in the nature or scope of the Participant's functions, duties, position, responsibilities, or reporting relationships, or (iii) the relocation of the Participant's principal office location more than 50 miles from its current location In the event there is an employment or consulting agreement between a Participant and the Company defining Cause, "Good Reason" shall have the meaning provided in such agreement.

(v) "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(w) "Nonqualified Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

(x) "Option" means an Incentive Stock Option or a Nonqualified Stock Option granted pursuant to the Plan.

(y) "Option Agreement" means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Option grant.

(z) "Participant" means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(aa) "Profits Interest Units" or "PIUs" shall have the meaning set forth in the limited partnership agreement, as amended, of American Campus Communities Operating Partnership LP.

(bb) "Plan" means the American Campus Communities, Inc. 2010 Incentive Award Plan.

(cc) "Restricted Stock" means shares of Stock issued or transferred to a Participant subject to forfeiture and the other restrictions set forth in Section 7 hereof.

(dd) "Restricted Stock Agreement" means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Restricted Stock grant.

(ee) "Restricted Stock Unit" means a notional unit representing the right to receive one share of Stock on the Settlement Date.

(ff) "Restricted Stock Unit Agreement" means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Restricted Stock Unit grant.

(gg) "Retirement" means a Termination of Service other than for Cause, Disability or death, following the date on which the sum of the following equals or exceeds 70 years: (i) the number of full years of the

Participant's employment and other business relationships with the Company and any predecessor of the Company and (ii) the Participant's age on the date of termination; provided that (x) the Participant's employment by (or other business relationships with) the Company and any predecessor of the Company have continued for a period of at least 120 contiguous full months at the time of termination and, on the date of termination, the Participant is at least 50 years old; (y) in the case of termination of employment, the employee gives at least six months' prior written notice to the Company of his or her intention to retire; and (z) in the case of termination of employment, the employee enters into a Noncompete Agreement (as defined below) and a general release of all claims in a form that is reasonably satisfactory to the Company.

As used in the foregoing sentence, "Noncompete Agreement" shall mean a written agreement between the employee and the Company providing that, for a period of at least 12 months following the employee's termination of employment with the Company (the "Restricted Period"), (a) in any jurisdiction in which the Company is engaged in business during the Restricted Period, the employee shall not, directly or indirectly (i) engage in Competitive Activities (as defined below), whether individually or as principal, partner, officer, director, consultant, employee, stockholder or manager of any person, partnership, corporation, limited liability company or any other entity, or (ii) own interests in student housing properties that are competitive, directly or indirectly, with any business carried on by the Company, its successors, or its Affiliates (provided that this shall not preclude the employee from engaging in Competitive Activities for or on behalf of a non-profit entity or governmental subsidiary, agency, authority or similar entity in a single jurisdiction), provided that, notwithstanding the foregoing, the employee may, directly or indirectly, own, solely as an investment, securities of any entity engaged in Competitive Activities which are publicly traded on a national or regional stock exchange or on the over-the-counter market; provided that the employee is not a controlling person of, or member of a group which controls, such entity and does not, directly or indirectly, own 2% or more of any class of securities of any such entity; and (b) the employee shall not, directly or indirectly, for his or her own account or for the account of any other individual or entity, nor shall he or she assist any person or entity to (1) encourage, solicit or induce, or in any manner attempt to solicit or induce, any person employed by, as agent of, or a service provider to, the Company to terminate such person's employment, agency or service, as the case may be, with the Company, or (2) divert, or attempt to divert, any person, concern, or entity from doing business with the Company or any of its Affiliates, or attempt to induce any such person, concern or entity to cease being a customer or supplier of the Company. "Competitive Activities," for purposes of this section, shall mean any business activities involving the development, acquisition or management of facilities whose primary function and purpose is student housing and/or the provision of third party student housing services to providers of student housing. In the event there is an employment or consulting agreement between a Participant and the Company defining a Noncompete Agreement, "Noncompete Agreement" shall have the meaning provided in such agreement and Competitive Activities shall have the meaning provided in such Noncompete Agreement.

(hh) "Securities Act" means the Securities Act of 1933, as amended.

(ii) "Settlement Date" shall have the meaning set forth in Section 8(d) hereof.

(jj) "Stock" means the common stock of the Company, par value $.01 per share.

(kk) "Termination of Service" means, (i) with respect to an Employee, the termination of employment with the Company or its Affiliates, (ii) with respect to a Director, the termination of service as member of the Board, or (iii) with respect to a Consultant, the termination of service to the Board, the Company or its Affiliates. A Participant's service shall not be deemed to have terminated because of a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service. Furthermore, a Participant's service with the Company and all Affiliates shall not be deemed to have terminated if the Participant takes any military leave, sick leave, or other bona fide leave of absence approved by the Company; provided, however, that if any such leave exceeds 90 days, on the 91st day of such leave the Participant's service shall be deemed to have terminated unless the Participant's right to return to service is guaranteed by statute or contract or the Participant's extended leave of absence is approved by the Committee. The Participant's service shall be deemed to have terminated in the event the entity for which the Participant performs service ceases to be an Affiliate (or any successor). Subject to the foregoing, the Committee, in its discretion, shall determine whether a Participant's service has terminated and the effective date of such termination.

Section 3. **ADMINISTRATION.**

(a) General. The Plan shall be administered by the Committee.

(b) Powers of the Committee. Subject to the provisions of the Plan, the Committee shall have sole authority, in its absolute discretion:

(i) To determine from time to time which of the Eligible Persons shall be granted Awards, when and how each Award shall be granted, what type or combination of types of Award shall be granted, the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive Stock pursuant to an Award, and the number of shares of Stock with respect to which an Award shall be granted to each such person;

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration;

(iii) To amend the Plan or an Award as provided in Section 19; and

(iv) To exercise such powers and to perform such acts as the Committee deems necessary or expedient to promote the best interests of the Company which are not in conflict with the provisions of the Plan.

(c) Delegation of Authority. The Committee may delegate to one or more of its members, agents or to officers or managers of the Company, such administrative duties under this Section 3 as it may deem advisable.

(d) Committee Determinations. All determinations, interpretations and constructions made by the Committee in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

Section 4. **STOCK SUBJECT TO THE PLAN.**

(a) Share Reserve. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be the sum of (i) 1,500,000 shares, plus (ii) a number of shares equal to the number of shares available under the Company's 2004 Incentive Award Plan as of the Effective Date, subject to adjustment as provided in Section 11. For purposes of this limitation, the shares of Stock underlying any Awards under the Plan or awards under the Company's 2004 Incentive Award Plan that are forfeited, canceled or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan. Notwithstanding the foregoing, the following shares of Stock shall not be added to the shares authorized for grant under the Plan: (1) shares tendered or held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, and (2) shares subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right upon exercise thereof. Grants made in the form of PIUs will reduce the number of shares of Stock available for grant on a one-for-one basis.

(b) Source. The stock to be granted or optioned under the Plan shall be shares of authorized but unissued Stock or previously issued shares of Stock reacquired by the Company on the open market or by private purchase.

(c) Reversion of Shares. If any Award shall for any reason expire, be forfeited or otherwise terminate, in whole or in part, the shares of Stock not acquired under such Award shall revert to and again become available for issuance under the Plan.

(d) Code Section 162(m) Limitation. Subject to the provisions of Section 11 relating to adjustments upon changes in the shares of Stock, no Employee shall be eligible to be granted Options covering more than 750,000 shares of Stock during any calendar year.

Section 5. ELIGIBILITY.

(a) General. Participation shall be limited to Eligible Persons who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in the Plan. Except in the case of Incentive Stock Options, Awards may be granted to Employees, Directors and Consultants.

(b) Incentive Stock Option Limitation. Incentive Stock Options may be granted only to Employees.

Section 6. OPTIONS.

(a) General. Options granted hereunder shall be in such form and shall contain such terms and conditions as the Committee shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonqualified Stock Options at the time of grant, and, if certificates are issued, unless otherwise determined by the Committee, a separate certificate or certificates will be issued for shares of Stock purchased on exercise of each type of Option. The provisions of separate Options shall be set forth in an Option Agreement, which agreements need not be identical, and, except as otherwise provided by the Committee in the Option Agreement, each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

(i) Term. Subject to Section 6(b) hereof in the case of Incentive Stock Options, the term of each Option shall be set by the Committee at the time of grant; provided, however, that no Option granted hereunder shall be exercisable after the expiration of 10 years from the date it was granted.

(ii) Exercise Price. Subject to Section 6(b) hereof in the case of Incentive Stock Options, the exercise price per share of Stock for each Option shall be set by the Committee at the time of grant but shall not be less than 100% of the Fair Market Value per share as of the date of grant.

(iii) Payment for Stock. Payment for shares of Stock acquired pursuant to Options granted hereunder shall be made in full, upon exercise of the Options (A) in immediately available funds in United States dollars, by certified or bank cashier's check, (B) by surrender to the Company of shares of Stock which have either (1) have been held by the Participant for at least six months, or (2) were acquired from a person other than the Company, (C) by a combination of (1) and (2), or (D) by any other means approved by the Committee.

(iv) Vesting. Options shall vest and become exercisable in such manner and on such date or dates set forth in the Option Agreement, as may be determined by the Committee; provided, however, that notwithstanding any vesting dates contained herein or otherwise set by the Committee, the Committee may in its sole discretion accelerate the vesting of any Option, which acceleration shall not affect the terms and conditions of any such Option other than with respect to vesting. Unless otherwise specifically determined by the Committee, the vesting of an Option shall occur only while the Participant is employed or rendering services to the Company or its Affiliates and all vesting shall cease upon a Participant's termination of employment or services for any reason. If an Option is exercisable in installments, such installments or portions thereof which become exercisable shall remain exercisable until the Option expires.

(v) Transferability of Options. An Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Participant may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Participant, shall thereafter be entitled to exercise the Option. Notwithstanding the foregoing, a Nonqualified Stock Option shall be transferable to the extent provided in the Option Agreement or otherwise determined by the Committee.

(vi) Termination of Service. Except as may otherwise be provided by the Committee in the Option Agreement:

(A) If, prior to the Expiration Date, the Participant experiences a Termination of Service for any reason other than for Cause or on account of death, Disability or Retirement, (1) all vesting with respect to the Nonqualified Stock Options shall cease, (2) any unvested Nonqualified Stock Options shall expire as of the date of such termination, and (3) any vested Nonqualified Stock Options shall remain exercisable until the earlier of the Expiration Date or the date that is three months after the date of the Termination of Service. In the case of a Participant's Termination of Service on account of death, Disability or Retirement, while entitled to exercise a Nonqualified Stock Option, the Participant or, if applicable, the Participant's estate, personal representative or beneficiary, as the case may be, shall have the right, subject to the provisions of subparagraph (i) above, to exercise the Nonqualified Stock Option at any time within one year from the date of the Participant's Termination of Service.

(B) If, prior to the Expiration Date, the Participant experiences a Termination of Service for any reason other than for Cause or on account of death or Disability, (1) all vesting with respect to the Incentive Stock Options shall cease, (2) any unvested Incentive Stock Options shall expire as of the date of such termination, and (3) any vested Incentive Stock Options shall remain exercisable until the earlier of the Expiration Date or the date that is three months after the date of the Termination of Service. In the case of a Participant's Termination of Service on account of death or Disability, while entitled to exercise an Incentive Stock Option, the Participant or, if applicable, the Participant's estate, personal representative or beneficiary, as the case may be, shall have the right, subject to the provisions of subparagraph (i) above, to exercise the Incentive Stock Option at any time within one year from the date of the Participant's Termination of Service.

(C) If, prior to the Expiration Date, the Participant experiences a Termination of Service for Cause, all Options (whether or not vested) shall immediately expire as of the date of such termination.

(b) Special Provisions Applicable to Incentive Stock Options.

(i) Exercise Price of Incentive Stock Options. Subject to the provisions of subsection (ii) hereof, the exercise price of each Incentive Stock Option shall be not less than 100% of the Fair Market Value of the Stock subject to the Option on the date the Option is granted.

(ii) 10% Shareholders. No Incentive Stock Option may be granted to an Employee who, at the time the option is granted, owns directly, or indirectly within the meaning of Section 424(d) of the Code, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary thereof, unless such option (A) has an exercise price of at least 110% of the Fair Market Value on the date of the grant of such option; and (B) cannot be exercised more than five years after the date it is granted.

(iii) $100,000 Limitation. To the extent the aggregate Fair Market Value (determined as of the date of grant) of Stock for which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, such excess Incentive Stock Options shall be treated as Nonqualified Stock Options.

(iv) Disqualifying Dispositions. Each Participant who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Participant makes a Disqualifying Disposition of any Stock acquired pursuant to the exercise of an Incentive Stock Option.

Section 7. RESTRICTED STOCK.

(a) General. Restricted Stock granted hereunder shall be in such form and shall contain such terms and conditions as the Committee shall deem appropriate. The terms and conditions of each Restricted Stock grant shall be evidenced by a Restricted Stock Agreement, which agreements need not be identical. Subject to the

restrictions set forth in Section 7(b), except as otherwise in the applicable Restricted Stock Agreement, the Participant shall generally have the rights and privileges of a stockholder as to such Restricted Stock.

(b) Restrictions on Transfer. In addition to any other restrictions set forth in a Participant's Restricted Stock Agreement, until such time that the Restricted Stock has vested pursuant to the terms of the Restricted Stock Agreement, which vesting the Committee may in its sole discretion accelerate at any time, the Participant shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Stock. Notwithstanding anything contained herein to the contrary, the Committee shall have the authority to remove any or all of the restrictions on the Restricted Stock whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of the Restricted Stock Award, such action is appropriate.

(c) Voting of Restricted Stock Awards. After a Restricted Stock Award has been granted, but for which shares covered by such Restricted Stock Award have not yet vested, the Participant shall not be entitled to vote such shares.

(d) Certificates. Stock certificates for Restricted Stock shall be registered in the name of the Participant but shall be appropriately legended and returned to the Company by the Participant, together with a stock power, endorsed in blank by the Participant. Notwithstanding the foregoing, the Committee may determine, in its sole discretion, that the Restricted Stock shall be held in book entry form rather than delivered to the Participant pending the release of the applicable restrictions.

(e) Legends. Each certificate representing Restricted Stock awarded under the Plan shall bear a legend in the following form until the end of the applicable restricted period with respect to such Stock:

> "Transfer of this certificate and the shares represented hereby is restricted pursuant to the terms of a Restricted Stock Agreement, dated as of __________, between American Campus Communities, Inc. and ____________. A copy of such Agreement is on file at the offices of American Campus Communities, Inc."

Stop transfer orders shall be entered with the Company's transfer agent and registrar against the transfer of legended securities.

(f) Termination of Service. Unless otherwise determined by the Committee and reflected in the Restricted Stock Agreement:

(i) If the Participant experiences a Termination of Service for any reason other than on account of death, Disability or Retirement, the Participant's unvested Restricted Stock Awards as of the date of termination shall be forfeited and any rights the Participant had to such unvested Restricted Stock Awards shall become null and void.

(ii) If the Participant experiences a Termination of Service on account of death, Disability or Retirement, the Participant's Restricted Stock Awards shall become 100% vested.

Section 8. RESTRICTED STOCK UNITS.

(a) General. Restricted Stock Units granted hereunder shall be in such form and shall contain such terms and conditions as the Committee shall deem appropriate. The terms and conditions of each Restricted Stock Unit grant shall be evidenced by a Restricted Stock Unit Agreement. No shares of Stock shall be issued at the time a Restricted Stock Unit grant is made, and the Company will not be required to set aside a fund for the payment of any such Award; provided, however, that for purposes of Section 4(a) hereof, a share of Stock shall be deemed awarded at the time of grant.

(b) Dividend Equivalents. Recipients of Restricted Stock Units may, in the sole discretion of the Committee, be entitled to an amount equal to the cash dividends paid by the Company upon one share of Stock for each Restricted Stock Unit then credited to such recipient's account ("Dividend Equivalents"). To the extent a

Participant receiving Restricted Stock Units is entitled to Dividend Equivalents, the Committee shall, in its sole discretion, determine whether to credit to the account of, or to currently pay to, such Participant the Dividend Equivalents. This determination shall be made by the Committee as of the date of grant and irrevocably reflected within the terms of the applicable Restricted Stock Unit Agreement in a manner that is consistent with the requirements of Section 409A of the Code. In the event the Restricted Stock Unit Agreement does not specify the crediting and payment of Dividend Equivalents, any Dividend Equivalents shall be distributed to the Participant in a single cash payment within 90 days of the date on which such dividends are paid by the Company. A Participant's Restricted Stock Unit Agreement may provide that Dividends Equivalents shall be subject to forfeiture to the same degree as the shares of Restricted Stock Units to which they relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on Dividend Equivalents credited to a recipient's account. The Committee may, in its sole discretion, determine whether to cause Dividend Equivalents credited to the account of a Participant to be replaced, from time to time, by an award of additional Restricted Stock Units of equal value. The Committee may, in its sole discretion, establish a procedure for the automatic replacement of Dividend Equivalents which have been so credited with Restricted Stock Units. The Committee shall specify such terms and conditions as shall apply to Dividend Equivalents (if any) in the Restricted Stock Unit Agreement.

(c) Conditions of Grant. Restricted Stock Units awarded to any eligible individual shall be subject to (i) forfeiture until the expiration of the restricted period, to the extent provided in the Restricted Stock Unit Agreement, and to the extent such Awards are forfeited, all rights of the recipient to such Awards shall terminate without further obligation on the part of the Company, and (ii) such other terms and conditions as may be set forth in the applicable Award agreement. Notwithstanding anything contained herein to the contrary, the Committee shall have the authority to remove any or all of the restrictions on the Restricted Stock Units whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of the Restricted Stock Unit Award, such action is appropriate.

(d) Settlement of Restricted Stock Units. Upon a date or dates on or following the expiration of the restricted period, as may be set forth in a Participant's Restricted Stock Unit Agreement, as shall be determined by the Committee (the "Settlement Date"), unless earlier forfeited, the Company shall settle the Restricted Stock Unit by delivering (i) a number of shares of Stock equal to the number of Restricted Stock Units then vested and not otherwise forfeited, and (ii) if applicable, a number of shares of Stock having a value equal to any unpaid Dividend Equivalents accrued with respect to the Restricted Stock Units. The Settlement Date(s) that are applicable to a Participant's Award shall be determined by the Committee as of the date of grant and irrevocably reflected within the terms of the applicable Restricted Stock Unit Agreement in a manner that is consistent with the requirements of Section 409A of the Code. In the event the Restricted Stock Unit Agreement does not specify the manner in which a Restricted Stock Unit Award will be settled, the certificates evidencing the shares of Stock payable under a Restricted Stock Unit will be issued within an administratively reasonable period after the date on which the Restricted Stock Unit vests so that the payment of shares qualifies for the short term deferral exception under Section 409A of the Code. The Company may, in the Committee's sole discretion, settle a Restricted Stock Unit Award in cash in lieu of the delivery of shares of Stock or partially in cash and partially in shares of Stock. A settlement in cash shall be based on the value of the shares of Stock otherwise to be delivered on the Settlement Date.

(e) Creditor's Rights. A holder of Restricted Stock Units shall have no rights other than those of a general creditor of the Company. Restricted Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Restricted Stock Unit Agreement.

(f) Automatic Grants of Restricted Stock Units to Directors.

(i) Initial Grants. Each Director who is initially appointed or elected as such shall be automatically granted, without further action by the Board or the Committee, a number of Restricted Stock Units equal to the Annual Director Amount then in effect divided by the Fair Market Value per share of Stock on the date of grant.

(ii) Annual Grants. Thereafter, during the term of the Plan and provided he or she is reelected as a Director, on the date of each of the Company's Annual Meeting of Stockholders, each Director shall be automatically granted without further action by the Board or the Committee a number of

shares of Restricted Stock equal to the Annual Director Amount divided by the Fair Market Value per share of the Stock on the date of grant.

(iii) Terms and Conditions of Grant. Restricted Stock Units granted to Directors pursuant to this subsection (e) shall (A) have a Settlement Date on the date of grant of such Restricted Stock Units, and (B) be entitled to Dividend Equivalents, which shall be paid upon the Settlement Date.

(g) Termination of Service. Unless otherwise determined by the Committee and reflected in the Restricted Stock Unit Agreement:

(i) If the Participant experiences a Termination of Service for any reason other than on account of death, Disability or Retirement, the Participant's unvested Restricted Stock Unit Awards as of the date of termination shall be forfeited and any rights the Participant had to such unvested Restricted Stock Unit Awards shall become null and void.

(ii) If the Participant experiences a Termination of Service on account of death, Disability or Retirement, the Participant's Restricted Stock Unit Awards shall become 100% vested.

Section 9. PROFITS INTEREST UNITS.

(a) General. PIUs granted hereunder shall be in such form and shall contain such terms and conditions as the Committee shall deem appropriate. The terms and conditions of each PIU grant shall be evidenced by an Award agreement. For purposes of Section 4(a) hereof, one share of Stock shall be deemed awarded at the time of grant for each PIU granted.

(b) Conditions of Grant. PIUs awarded to any eligible individual shall be subject to (i) forfeiture until the expiration of the restricted period, to the extent provided in the Award agreement, and to the extent such Awards are forfeited, all rights of the recipient to such Awards shall terminate without further obligation on the part of the Company, and (ii) such other terms and conditions as may be set forth in the applicable Award agreement. Notwithstanding anything contained herein to the contrary, the Committee shall have the authority to remove any or all of the restrictions on the PIUs whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of the PIU Award, such action is appropriate.

Section 10. OTHER STOCK-BASED AWARDS.

The Committee may grant any other cash, stock or stock-related Awards to any Eligible Person under this Plan that the Committee deems appropriate, including, but not limited to, stock appreciation rights, limited stock appreciation rights, phantom stock awards and Stock bonuses, and may grant Stock or PIUs to eligible individuals in settlement of bonus awards under any bonus program or plan adopted by the Committee. Any such Awards and any related agreements shall contain such terms and conditions as the Committee deems appropriate, which Awards and agreements need not be identical. With respect to any benefit under which shares of Stock are or may in the future be issued for consideration other than prior services, the amount of such consideration shall not be less than the amount (such as the par value of such shares) required to be received by the Company in order to comply with applicable state law.

Section 11. ADJUSTMENT FOR RECAPITALIZATION, MERGER, ETC.

(a) Capitalization Adjustments. The aggregate number of shares of Stock which may be granted or purchased pursuant to Awards granted hereunder, the number of shares of Stock covered by each outstanding Award, the maximum number of shares of Stock with respect to which any one person may be granted Options in any calendar year, and the price per share thereof in each such Award may be subject to adjustment or substitution, as determined by the Committee in its sole discretion, as to the number, price or kind of a share of Stock or other consideration subject to such Awards or as otherwise determined by the Committee to be equitable (i) in the event of changes in the outstanding Stock or in the capital structure of Company by reason of stock dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or other

relevant changes in capitalization occurring after the date of grant of any such Award, (ii) in the event of any change in applicable laws or any change in circumstances which results in or would result in any substantial dilution or enlargement of the rights granted to, or available for, Participants in the Plan, or (iii) for any other reason which the Committee, in its sole discretion, determines otherwise warrants equitable adjustment because it interferes with the intended operation of the Plan. Any adjustment shall be conclusively determined by the Committee.

(b) Change in Control. Notwithstanding the foregoing, except as may otherwise be provided in an Award agreement, upon the occurrence of a Change in Control, in lieu of providing the adjustment set forth in subsection (a) above, the Committee may, in its discretion:

(i) cancel outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that if stockholders receive consideration other than publicly traded equity securities of the surviving entity, any determination by the Committee that the value of an Option or other Award with an exercise price or similar provision shall equal the excess, if any, of the value of the consideration being paid for each share of Stock in such transaction over the Exercise Price of such Option or other Award shall conclusively be deemed valid);

(ii) substitute other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for shares of Stock subject to outstanding Awards;

(iii) arrange for the assumption of Awards, or replacement of Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Affiliate or division or by the entity that controls such Affiliate or division following the transaction (as well as any corresponding adjustments to Awards that remain outstanding based upon Company securities); and

(iv) after giving Participants an opportunity to exercise their outstanding Options, terminate any or all unexercised Options. Such termination shall take place as of the date of the Change in Control or such other date as the Committee may specify.

No such adjustments may, however, materially change the value of benefits available to a Participant under an outstanding Award.

(c) Fractional Shares. Any such adjustment may provide for the elimination of any fractional share which might otherwise become subject to an Award.

(d) Code Section 409A Provisions with Respect to Adjustments. Notwithstanding the foregoing, (i) any adjustments made pursuant to this Section 11 to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code unless the Participant consents otherwise, (ii) any adjustments made to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either continue not to be subject to Section 409A of the Code or comply with the requirements of Section 409A of the Code unless the Participant consents otherwise, and (iii) the Committee shall not have the authority to make any adjustments under this Section 11 to the extent that the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code to be subject thereto.

Section 12. CHANGE IN CONTROL.

Except as otherwise determined by the Committee, in its discretion, at the time of grant and reflected in a particular Award agreement, in the event of a Change in Control, Options shall become immediately exercisable with respect to 100% of the shares subject to such Options, shares of Restricted Stock become 100% vested, Restricted Stock Units shall be settled as if the Settlement Date occurred immediately prior to such Change in Control, and all other Awards shall become fully vested and/or payable to the fullest extent of any Award or portion

thereof that has not then expired and any restrictions with respect thereto shall expire. Notwithstanding the foregoing, upon the occurrence of any of the following events with respect to an Employee within one year of a Change in Control: (i) involuntary Termination of Service of the Employee other than for Cause or (ii) voluntarily Termination of Service of the Employee because of Good Reason, Options shall become immediately exercisable with respect to 100% of the shares subject to such Options, shares of Restricted Stock become 100% vested, Restricted Stock Units shall be settled as if the Settlement Date occurred immediately prior to such Change in Control, and all other Awards shall become fully vested and/or payable to the fullest extent of any Award or portion thereof that has not then expired and any restrictions with respect thereto shall expire. The Committee shall have full authority and discretion to interpret this Section 12 and to implement any course of action with respect to any Award so as to satisfy the intent of this provision.

Section 13. **USE OF PROCEEDS.**

The proceeds received from the sale of Stock pursuant to the Plan shall be used for general corporate purposes.

Section 14. **RIGHTS AND PRIVILEGES AS A STOCKHOLDER.**

Except as otherwise specifically provided in the Plan, no person shall be entitled to the rights and privileges of stock ownership in respect of shares of Stock which are subject to Awards hereunder until such shares have been issued to that person.

Section 15. **EMPLOYMENT OR SERVICE RIGHTS.**

No individual shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. Neither the Plan nor any action taken hereunder shall be construed as giving any individual any right to be retained in the employ or service of the Company or an Affiliate.

Section 16. **COMPLIANCE WITH LAWS.**

(a) The obligation of the Company to make payment of Awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell and shall be prohibited from offering to sell or selling any shares of Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale or resale under the Securities Act any of the shares of Stock to be offered or sold under the Plan or any shares of Stock issued upon exercise of Options. If the shares of Stock offered for sale or sold under the Plan are offered or sold pursuant to an exemption from registration under the Securities Act, the Company may restrict the transfer of such shares and may legend the Stock certificates representing such shares in such manner as it deems advisable to ensure the availability of any such exemption.

(b) Notwithstanding anything contained in the Plan to the contrary, no Participant will be permitted to acquire, or have any rights to acquire, shares of stock if such acquisition would be prohibited by the Stock ownership limits contained in the Company's Charter.

Section 17. **MARKET STANDOFF AGREEMENT.**

As a condition of receiving any Award hereunder, the Participant agrees that in connection with any registration of the Stock and upon the request of the Committee or the underwriters managing any public offering of the Stock, the Participant will not sell or otherwise dispose of any Stock without prior written consent of the

Committee or such underwriters, as the case may be, for a period of time (not to exceed 180 days) from the effective date of such registration as the Committee or the underwriters may specify for employee-shareholders generally.

Section 18. WITHHOLDING OBLIGATIONS.

As a condition to the exercise or vesting, as applicable, of any Award, the Committee may require that a Participant satisfy, through deduction or withholding from any payment of any kind otherwise due to the Participant, or through such other arrangements as are satisfactory to the Committee, the minimum amount of all Federal, state and local income and other taxes of any kind required or permitted to be withheld in connection with such vesting or exercise. The Committee, in its discretion, may permit shares of Stock to be used to satisfy tax withholding requirements and such shares shall be valued at their Fair Market Value as of the settlement date of the Award. For purposes of this Section 18, the term "Company" shall be deemed to mean any Affiliate that may have a tax withholding obligation due to its relationship with a Participant.

Section 19. AMENDMENT OF THE PLAN OR AWARDS.

(a) Amendment of Plan. The Board at any time, and from time to time, may amend the Plan; provided, however, that without further stockholder approval the Board shall not make any amendment to the Plan which would increase the maximum number of shares of Stock which may be issued pursuant to Awards under the Plan, except as contemplated by Section 11 hereof, or which would otherwise violate the shareholder approval requirements of the national securities exchange on which the Stock is listed or Nasdaq, as applicable.

(b) No Impairment of Rights. Rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless the Participant consents in writing.

(c) Amendment of Stock Awards. The Committee, at any time, and from time to time, may amend the terms of any one or more Awards; provided, however, that the rights under any Award shall not be impaired by any such amendment unless the Participant consents in writing.

Section 20. TERMINATION OR SUSPENSION OF THE PLAN.

The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth anniversary of the date the Plan is adopted by the Board or approved by the stockholders of the Company, whichever is earlier. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

Section 21. EFFECTIVE DATE OF THE PLAN.

The Plan is effective as of March 23, 2010, the date upon which the Board approved the Plan.

Section 22. MISCELLANEOUS.

(a) No Liability of Committee Members. No member of the Committee shall be personally liable by reason of any contract or other instrument executed by such member or on his behalf in his capacity as a member of the Committee nor for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan unless arising out of such person's own fraud or willful bad faith; provided, however, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or By-Laws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

(b) Payments Following Accidents or Illness. If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(c) Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Texas without reference to the principles of conflicts of laws thereof.

(d) Funding. No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

(e) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in relying, acting or failing to act, and shall not be liable for having so relied, acted or failed to act in good faith, upon any report made by the independent public accountant of the Company and its Affiliates and upon any other information furnished in connection with the Plan by any person or persons other than himself.

(f) Titles and Headings. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.

(g) Prohibition on Deferred Compensation. It is the intention of the Company that no Award shall be "deferred compensation" subject to Section 409A of the Code unless and to the extent that the Committee specifically determines otherwise, and this Plan and the terms and conditions of all Awards shall be interpreted accordingly. The terms and conditions governing any Awards that the Committee determines will be subject to Section 409A of the Code, including any rules for elective or mandatory deferral of the delivery of cash or Stock pursuant thereto, shall be set forth in the applicable Award agreement, and shall comply in all respects with Section 409A of the Code. Notwithstanding any provision herein to the contrary, any Award issued under this Plan that constitutes a deferral of compensation under a "nonqualified deferred compensation plan" as defined under Section 409A(d)(1) of the Code and is not specifically designated as such by the Committee shall be modified or cancelled to comply with the requirements of Section 409A of the Code, including any rules for elective or mandatory deferral of the delivery of cash or Stock pursuant thereto.



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AMERICAN
CAMPUS
COMMUNITIES

Proving Our Thesis

2009 Annual Report

SEC Mail Processing
Section

APR 06 2010

Washington, DC
110

Visit americancampus.com to view the company's interactive 2009 Annual Review



Dear Fellow Shareholders,

2009 was a major test of ACC's business strategies, operating platform and adeptness in managing our balance sheet. We're pleased to report we passed those tests—frequently setting the grading curve for our peers.

No different than a student preparing for a graduate thesis, our performance in 2009 was predicated on years of preparation, mastery of relevant subject matter, and the practical application of proven theories. Since our first shareholder letter in 2004, we've linked sustained value creation to a disciplined investment strategy, staying true to the fundamentals of our business, and a specialized operating platform to handle the unique operational aspects of student housing. These have been and continue to be our guiding principles.

We've never grown for the sake of growth, but instead have always taken a qualitative approach, assembling a diversified portfolio of assets we believe have the characteristics necessary for long-term growth. We have gained significant competitive advantages through our technological aptitude and the development, implementation and on-going refinement of our proprietary, highly specialized operating platform. And we've always placed value on our employee development programs and our most important asset, our human capital.

As we reflect on 2009's operational and financial results, we believe it is appropriate to acknowledge that our adherence to these principals in more exuberant times was the basis for the year's success.

While many real estate companies experienced declining occupancies, rental rate depreciation, negative trends in net operating income, limited growth opportunities and balance sheet woes due to looming debt maturities, American Campus is pleased to report positive results in all these areas.

Operations: Proof in Results

The highlight of the year was proving our "turnaround thesis" on the GMH portfolio, a $1 billion acquisition of largely underperforming assets completed in 2008. We showed marked progress in virtually every operational and financial measurement related to GMH. We also saw growth in our ACC legacy assets for the fifth consecutive year since going public.

One of the most important metrics in our business is revenue growth via the balance of maximizing occupancy and rental rates. We increased year-end occupancy for our total same-store portfolio by 3.8% to 96.0%, compared to 92.2% in 2008. While fall occupancy at the ACC legacy properties held relatively steady to the prior academic year at 96.2%, the GMH properties saw substantial gains, picking up 8 percentage points and achieving fall 2009 occupancy of 95.8%.

And we didn't build occupancy at the expense of rental rates. In one of the most price-sensitive consumer markets in recent history, rental rates for the 2009-2010 academic year increased 1.0% over the prior year, with the ACC legacy portfolio growing 1.5% and the GMH portfolio 0.3%. The results of our fall 2009 lease-up are a testament to the ACC operating platform, especially LAMS, our proprietary leasing administration and marketing system, and the hard work of our corporate and field staffs across the country.

Our leasing success, coupled with prudent expense control, boosted net operating income (NOI) growth for our full-year same-store property grouping to 1.6%. But bottom line growth is nothing new to our portfolio. In each of the five years since going public, we've achieved growth in our full-year same-store portfolio—increasing rental rates and NOI by an average of 2.6% and 4.3%, respectively.

During that same five-year period, our growth properties drove substantial value creation, as well. When viewed on an annual basis, our average quarterly, same-store NOI growth rate, when compared to the same quarter the prior year, is an impressive 7.3%. These numbers demonstrate how the application of our operating platform continues to build value in our core assets, make immediate improvements in our acquisition properties, and enable our new developments to immediately stabilize and contribute.

Financials: Outperforming the Market

Our strong operational performance led to solid financial results in 2009. We increased revenues by 32.5% over 2008, for a total of $309.6 million. Wholly owned NOI increased $44.9 million, or 47% over the prior year. And we increased FFOM 66% over 2008 to $71.6 million, or $1.42 per fully diluted share. We also saw meaningful improvement in several key financial ratios, with our debt to total market capitalization improving to 43% in 2009 from 57%, and our interest coverage ratio increasing to 2.35 times, up from 2.06 times in 2008.

We prudently managed our capital structure to fortify our balance sheet. We executed a $208 million equity offering in May 2009. This public offering of 9,775,000 shares of common stock at $21.25 per share raised $198.3 million in net proceeds, which included 1,275,000 shares issued as a result of the underwriters' exercise of an over-allotment option in full at the closing. We then renewed our revolving credit facility for an additional three years, with a one-year extension option, while increasing the size of the facility from $160 million to $225 million. We also entered into an additional $125 million, five-year revolving credit facility with Freddie Mac, the agency's first in the student housing sector. We've benefited from careful management of our banking relationships through the years and are grateful for their continued support.

Growth: Seizing the Opportunity

The turbulent economy cut a broad swath. Public and private real estate companies saw limited growth. It seems many student housing competitors, mostly smaller private companies with third-party equity, were forced to abandon their near-term growth initiatives. With equity sources pulling back and access to new sources of equity and debt limited, it appeared some struggled to maintain

funding. College and university endowments shrank and state budget funds for capital projects dried up, as well.

In the convergence of these seemingly gloomy factors, American Campus saw opportunity to advance our growth strategy. The American Campus Equity (ACE) program, in which we invest our equity and own on-campus student housing under long-term leases with universities, gained momentum as we were awarded five new ACE transactions for potential development. The program received additional notoriety with the opening of Barrett Honors College. This 1,721-bed LEED Silver-certified project is the nation's first privately owned in-residence honors college and the second phase of our ACE program at Arizona State University.

We also benefited from a less-competitive environment with declining land prices and significantly reduced construction costs. We purchased three parcels for potential future development, bringing our land bank to seven parcels in seven markets.

While no property acquisitions were undertaken during the year, we did commence our strategic disposition program. In an effort to recycle capital into accretive transactions, we intend to harvest value at the appropriate time and/or mitigate future value diminution in markets with emerging negative trends. We disposed of two assets in 2009 consistent with these objectives.

Our third-party services saw notable growth in 2009, as we increased third-party management revenues 33.7% to $8.8 million, up $2.2 million over 2008. We made progress in third-party development where this fall, we expect to deliver the $178.3 million, 1,763-bed, phase three project at UC Irvine. This will bring our total third-party development on the campus to more than $346.8 million and 4,815 beds. In a difficult tax-exempt bond market, we closed financing and commenced construction on our Cleveland State University project, with completion of phase one anticipated for fall 2010. American Campus will manage both projects, positively contributing to our third-party management revenues in 2010. We're also very proud to have received two "A List" awards from the Department of the Navy for our management of the Homeport Hampton Roads community.

Perhaps the greatest satisfaction of 2009 was our stock performance and shareholder return: ACC had a total shareholder return of 45.3%—outperforming our public student housing peer, our multifamily peer group and the broader Morgan Stanley REIT index, which returned (0.2%), 30.6% and 28.6%, respectively. Since our 2004 IPO, we've outperformed each of those groups with a total shareholder return of 111.2%, as compared to (58.3%), 34.4% and 23.6%, respectively.

We're proud of our results, but it comes with an overwhelming sense of thankfulness and humility. We're grateful for your confidence in ACC. I'd also like to thank each and every American Campus employee for their commitment, drive and absolute resolve in delivering these results and creating this value. I've never witnessed greater effort; it's a privilege to lead this team.

2010 Outlook: Positioned for Value Creation

As we look forward in 2010, we intend to focus internally on improving productivity. With a full cycle of the GMH integration behind us, we're determined to further improve occupancy, revenue growth, operational efficiencies and NOI margins across our portfolio.

We'll continue the ongoing refinement of our operating platform to achieve even greater efficiencies and competitive advantage. Complimentary to our LAMS platform, we're launching an integrated Strategic Marketing Plan System, which we believe will take us to the next level of sophistication and efficiency in our annual lease-up.

We will continue to be stewards of our balance sheet, and to grow the number of unencumbered assets in our portfolio to support our goal of transitioning to an unsecured capital structure.

We will seek to advance our ACE program, while being just as selective and prudent with ACE transactions as we have been in our more traditional investments.

Looking at off-campus development, we'll move to take advantage of favorable land and construction pricing whenever possible. We'll position ourselves to enter or expand in select markets when we're able to build newer products at a competitive basis that allows us to achieve targeted yields and foster long-term rental rate and NOI growth.

We'll also continue to evaluate opportunistic acquisitions. While many real estate sectors have underperforming assets due to marketwide conditions, we believe many student housing properties underperform due to a lack of operational prowess and execution, given the highly specialized nature of our business. We feel our turnaround of the GMH portfolio is indicative of the operational results ACC can achieve on other underperforming assets.

And as we've always done, we'll strive to exceed the expectations of student residents, parents and each of our university partners. Their satisfaction has always been the basis of ACC's "best-in-class" reputation.

With the collective efforts of the entire American Campus family, we will endeavor to create long-term, sustainable value for you—our fellow shareholders.

Sincerely,



Bill Bayless
President and CEO
March 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009.

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Transition Period From ____________________ to ________________.

Commission file number 001-32265

AMERICAN CAMPUS COMMUNITIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	**76-0753089**
(State or Other Jurisdiction of Incorporation or Organization)	*(IRS Employer Identification No.)*
805 Las Cimas Parkway, Suite 400 Austin, TX	**78746**
(Address of Principal Executive Offices)	*(Zip Code)*

(512) 732-1000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

(Title of Each Class)	(Name of Each Exchange on Which Registered)
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was

$1,155,094,432 based on the last sale price of the common equity on June 30, 2009 which is the last business day of the Company's most recently completed second quarter.

There were 52,208,669 shares of the Company's common stock with a par value of $0.01 per share outstanding as of the close of business on February 24, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this report incorporates information by reference from the definitive Proxy Statement for the 2010 Annual Meeting of Stockholders.

FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

		PAGE NO.
PART I.		
Item 1.	Business	1
Item 1A.	Risk Factors	7
Item 1B.	Unresolved Staff Comments	16
Item 2.	Properties	17
Item 3.	Legal Proceedings	22
Item 4.	Submission of Matters to a Vote of Security Holders	22
PART II.		
Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	23
Item 6.	Selected Financial Data	25
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	26
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	46
Item 8.	Financial Statements and Supplementary Data	46
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	46
Item 9A.	Controls and Procedures	46
PART III.		
Item 10.	Directors, Executive Officers and Corporate Governance	48
Item 11.	Executive Compensation	48
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	48
Item 13.	Certain Relationships, Related Transactions and Director Independence	48
Item 14.	Principal Accounting Fees and Services	48
PART IV.		
Item 15.	Exhibits and Financial Statement Schedules	49
SIGNATURES		53

(This page intentionally left blank.)

PART I

Item 1. Business

Overview

American Campus Communities, Inc. (referred to herein as the "Company," "us," "we," and "our") is a real estate investment trust ("REIT") that was incorporated on March 9, 2004 and commenced operations effective with the completion of our initial public offering ("IPO") on August 17, 2004. Through our controlling interest in American Campus Communities Operating Partnership LP (the "Operating Partnership"), we are one of the largest owners, managers and developers of high quality student housing properties in the United States in terms of beds owned, developed, and under management. We are a fully integrated, self-managed and self-administered equity REIT with expertise in the acquisition, design, financing, development, construction management, leasing and management of student housing properties.

As of December 31, 2009, our property portfolio contained 85 student housing properties with approximately 52,100 beds and approximately 17,000 apartment units, including 39 properties containing approximately 22,800 beds and approximately 7,300 units added as a result of our acquisition of the student housing business of GMH Communities Trust ("GMH") on June 11, 2008. Our property portfolio consisted of 79 owned off-campus properties that are in close proximity to colleges and universities, two American Campus Equity ("ACE™") properties operated under ground/facility leases with a related university system and four on-campus participating properties operated under ground/facility leases with the related university systems. As of December 31, 2009, we also owned a noncontrolling interest in two joint ventures that owned an aggregate of 20 student housing properties with approximately 11,300 beds in approximately 3,400 units. Our communities contain modern housing units and are supported by a resident assistant system and other student-oriented programming, with many offering resort-style amenities.

Through our taxable REIT subsidiaries ("TRS"), we provide construction management and development services, primarily for student housing properties owned by colleges and universities, charitable foundations, and others. As of December 31, 2009, we provided third-party management and leasing services for 31 properties (five of which we served as the third-party developer and construction manager) that represented approximately 23,300 beds in approximately 9,100 units. Third-party management and leasing services are typically provided pursuant to multi-year management contracts that have initial terms that range from one to five years. As of December 31, 2009, our total owned, joint venture and third-party managed portfolio was comprised of 136 properties with approximately 86,700 beds in approximately 29,500 units.

Business Objectives, Investment Strategies, and Operating Segments

Business Objectives

Our primary business objectives are to create long-term stockholder value by deploying capital to develop, redevelop, acquire and operate student housing communities, and to sell communities when they no longer meet our long-term investment strategy and when market conditions are favorable. We believe we can achieve these objectives by continuing to implement our investment strategies and successfully manage our operating segments, which are described in more detail below.

Investment Strategies

We seek to own high quality, well designed and well located student housing properties. We seek to acquire or develop properties in markets that have stable or increasing student populations, are in submarkets with barriers to entry and provide opportunities for economic growth as a result of their product position and/or differentiated design and close proximity to campuses, or through our superior operational capabilities. We believe that our reputation and established relationships with universities give us an advantage in sourcing acquisitions and developments and obtaining municipal approvals and community support for our development projects.

GMH Acquisition: On June 11, 2008, we completed the acquisition of GMH's student housing business. At the time of closing, the GMH student housing portfolio consisted of 42 wholly-owned properties containing 24,939 beds located in various markets throughout the country. Two of the acquired properties totaling 1,468 beds were sold in the third quarter of 2008 and one property totaling 700 beds was sold on December 31, 2009. The total consideration paid for GMH was approximately $1,018.7 million, inclusive of transaction costs.

We believe our relationship with university systems and individual educational institutions, our knowledge of the student housing market and our prominence as the first publicly-traded REIT focused exclusively on student housing in the United States will afford us a competitive advantage in acquiring additional student housing properties.

Development: Since 1996, we have developed 14 of our owned properties, consisting of 10 wholly-owned properties and four on-campus participating properties. This includes one wholly-owned property that opened for occupancy in August 2009 and two wholly-owned properties that opened for occupancy in August 2008.

Our experienced development staff intends to continue to identify and acquire land parcels in close proximity to colleges and universities that offer location advantages or that allow for the development of unique products that offer a competitive advantage. We expect to continue to benefit from opportunities derived from our extensive network with colleges and universities as well as our relationship with certain developers with whom we have previously developed off-campus student housing properties.

Operating Segments

We define business segments by their distinct customer base and service provided. We have identified four reportable segments: Wholly-Owned Properties, On-Campus Participating Properties, Development Services and Property Management Services. For a detailed financial analysis of our segments' results of operations and financial position, please refer to Note 18 in the accompanying Notes to Consolidated Financial Statements contained in Item 8.

Property Operations

Unique Leasing Characteristics: Student housing properties are typically leased by the bed on an individual lease liability basis, unlike multifamily housing where leasing is by the unit. Individual lease liability limits each resident's liability to his or her own rent without liability for a roommate's rent. A parent or guardian is required to execute each lease as a guarantor unless the resident provides adequate proof of income or financial aid. The number of lease contracts that we administer is therefore equivalent to the number of beds occupied and not the number of units. Unlike traditional multifamily housing, most of our leases for an individual property commence and terminate on the same dates and typically have terms of 9 or 12 months. (Please refer to the property table contained in Item 2 – Properties for a listing of the typical lease terms at our properties.) As an example, in the case of our typical 12-month leases, the commencement date coincides with the commencement of the respective university's Fall academic term and the termination date is the last day of the subsequent summer school session. As such, we must re-lease each property in its entirety each year.

Management Philosophy: Our management philosophy is based upon meeting the following objectives:

- Satisfying the specialized needs of residents by providing the highest levels of customer service;
- Developing and maintaining an academically oriented environment via a premier residence life/student development program;
- Maintaining each project's physical plant in top condition;
- Maximizing revenue through the development and implementation of a strategic annual marketing plan and leasing administration program; and
- Maximizing cash flow through maximizing revenue coupled with prudent control of expenses.

Wholly-Owned Properties: As of December 31, 2009, our Wholly-Owned Properties segment consisted of 79 owned off-campus properties within close proximity to 59 colleges and universities in 23 states and two ACE owned on-campus properties operated under ground/facility leases with a related university system. Off-campus properties are generally located in close proximity to the school campus, generally with pedestrian, bicycle, or university shuttle access. Off-campus housing tends to offer more relaxed rules and regulations than on-campus housing, resulting in off-campus housing being generally more appealing to upper-classmen. We believe that the support of colleges and universities can be beneficial to the success of our wholly-owned properties. We actively seek to have these institutions recommend our facilities to their students or to provide us with mailing lists so that we may directly market to students and parents. In some cases, the institutions actually promote our off-campus facilities in their recruiting and admissions literature. In cases where the educational institutions do not provide mailing lists or recommendations for off-campus housing, most provide comprehensive lists of suitable properties to their students, and we continually work to ensure that our properties are on these lists in each of the markets that

we serve.

Off-campus housing is subject to competition for tenants with on-campus housing owned by colleges and universities, and vice versa. Colleges and universities can generally avoid real estate taxes and borrow funds at lower interest rates than us (and other private sector operators), thereby decreasing their operating costs. Residence halls owned and operated by the primary colleges and universities in the markets of our off-campus properties may charge lower rental rates, but typically offer fewer amenities than we offer at our properties. Additionally, most universities are only able to house a small percentage of their overall enrollment, and are therefore highly dependant upon the off-campus market to provide housing for their students. High-quality, well run off-campus student housing can be a critical component to an institution's ability to attract and retain students. Therefore, developing and maintaining good relationships with educational institutions can result in a privately owned off-campus facility becoming, in effect, an extension of the institution's housing program, with the institution providing highly valued references and recommendations to students and parents.

This segment also competes with national and regional owner-operators of off-campus student housing in a number of markets as well as with smaller local owner-operators. Therefore, the performance of this segment could be affected by the construction of new on-campus or off-campus residences, increases or decreases in the general levels of rents for housing in competing communities, increases or decreases in the number of students enrolled at one or more of the colleges or universities in the market of a property, and other general economic conditions.

American Campus Equity (ACE): An emerging opportunity in the wholly-owned property segment is the equity investment and ownership of on-campus housing via traditional long-term ground leases. Branded and marketed to colleges and universities as the ACE program, the transaction structure provides us with what we believe is a lower-risk opportunity compared to other off-campus projects, as our ACE projects will have premier on-campus locations with marketing and operational assistance from the university. The subject university substantially benefits by increasing its housing capacity with modern, well-amenitized student housing with no or minimal impacts to its own credit ratios, preserving the university's credit capacity to fund academic and research facilities.

On-Campus Participating Properties: Our On-Campus Participating Properties segment includes on-campus properties owned by one of our TRSs that are operated under ground/facility leases with the related university systems. We participate with two university systems in the operations and cash flows of four on-campus participating properties under long-term ground/facility leases. The subject universities hold title to both the land and improvements on these properties.

Under our ground/facility leases, we receive an annual distribution representing 50% of these properties' net cash available for distribution after payment of operating expenses (which includes our management fees), debt service (which includes repayment of principal) and capital expenditures. We also manage these properties under multi-year management agreements and are paid a management fee representing 5% of receipts. We have developed each of our on-campus participating properties. For purposes of our consolidated financial statements contained in Item 8, the development fee earned by our TRS during the construction period is deferred and recognized in revenue over the term of the underlying ground leases. However, for purposes of our calculation of Funds from Operations – Modified for Operational Performance of On-Campus Participating Properties ("FFOM") contained in Item 7, we reflect such development fees as earned over the construction period based on the percentage-of-completion method.

While the terms of each specific ground/facility lease agreement tend to vary in certain respects, the following terms are generally common to all: (i) a term of 30-40 years, subject to early termination upon repayment of the related financing, which generally has a 25-year amortization; (ii) ground/facility lease rent of a nominal amount (e.g., $100 per annum over the lease term) plus 50% of net cash flow; (iii) the right of first refusal by the institution to purchase our leasehold interest in the event we propose to sell it to any third-party; (iv) an obligation by the educational institution to promote the project, include information relative to the project in brochures and mailings and to permit us to advertise the project; (v) the requirement to receive the educational institution's consent to increase rental rates by a percentage greater than the percentage increase in our property operating expenses plus the amount of any increases in debt service, and (vi) the option of the institution to purchase our interest in and assume management of the facility, with the purchase price calculated at the discounted present cash value of our leasehold interest.

We do not have access to the cash flows and working capital of these on-campus participating properties except for the annual net cash distribution. Additionally, a substantial portion of these properties' cash flow is dedicated to capital reserves required under the applicable property indebtedness and to the amortization of such indebtedness. These amounts do not increase our economic interest in these properties since our interest, including our right to share in the net cash available for distribution from the properties, terminates upon the amortization of their indebtedness. Our economic interest in these properties is therefore limited to our interest in the net cash flow, management fees, and development fees from these

properties. Accordingly, when considering these properties' contribution to our operations, we focus upon our share of these properties' net cash available for distribution and the management/development fees that we receive from these properties rather than upon their contribution to our gross revenues and expenses for financial reporting purposes.

Our on-campus participating properties are susceptible to some of the same risks as our wholly-owned properties, including: (i) seasonality in rents; (ii) annual re-leasing that is highly dependent on marketing and university admission policies; and (iii) competition for tenants from other on-campus housing operated by educational institutions or other off-campus properties.

Third-Party Services

Our third-party services consist of development services and management services and are typically provided to university and college clients. Many of our third-party management services are provided to clients for whom we also provide development services. While management evaluates the operational performance of our third-party services based on the distinct segments identified below, at times we also evaluate these segments on a combined basis.

Development Services: Our Development Services segment consists of development and construction management services that we provide through one of our TRSs for third-party owners. These services range from short-term consulting projects to long-term full-scale development and construction projects. Development revenues are generally recognized based on a proportionate performance method based on contract deliverables and construction revenues are generally recognized based on the percentage-of-completion method. We typically provide these services to colleges and universities seeking to modernize their on-campus student housing properties. They look to us to bring our student housing experience and expertise to ensure they develop marketable, functional, and financially sustainable facilities. Educational institutions usually seek to build housing that will enhance their recruitment and retention of students while facilitating their academic objectives. Most of these development service contracts are awarded via a competitive request for proposal ("RFP") process that qualifies developers based on their overall capability to provide specialized student housing design, development, construction management, financial structuring, and property management services. Our development services typically include pre-development, design and financial structuring services. Our pre-development services typically include feasibility studies for third-party owners and design services. Feasibility studies include an initial feasibility analysis, review of conceptual design, and assistance with master planning. Some of the documents produced in this process include the conceptual design documents, preliminary development and operating budgets, cash flow projections and a preliminary market assessment. Our design services include coordination with the architect and other members of the design team, review of construction plans and assistance with project due diligence and project budgets.

Construction management services typically consist of hiring of project professionals and a general contractor, coordinating and supervising the construction, equipping and furnishing process on behalf of the project owner, including site visits, hiring of a general contractor and project professionals, and full coordination and administration of all activities necessary for project completion in accordance with plans and specifications and with verification of adequate insurance.

Our Development Services activities benefit our primary goal of owning and operating student housing properties in a number of ways. By providing these services to others, we are able to expand and refine our unit plan and community design, the operational efficiency of our material specifications and our ability to determine market acceptance of unit and community amenities. Our development and construction management personnel enable us to establish relationships with general contractors, architects and project professionals throughout the nation. Through these services, we gain experience and expertise in residential and commercial construction methodologies under various labor conditions, including right-to-work labor markets, markets subject to prevailing wage requirements and fully unionized environments. This segment is subject to competition from other specialized student housing development companies as well as from national real estate development companies.

Property Management Services: Our Property Management Services segment, conducted by our TRSs, includes revenues generated from third-party management contracts in which we are typically responsible for all aspects of operations, including marketing, leasing administration, facilities maintenance, business administration, accounts payable, accounts receivable, financial reporting, capital projects, and residence life student development. As of December 31, 2009, we provided third-party management and leasing services for 31 properties that represented approximately 23,300 beds in approximately 9,100 units, five of which we developed. We provide these services pursuant to multi-year management agreements (generally ranging between one to five years).

There are several housing options that compete with our third-party managed properties including, but not limited to, multifamily housing, for-rent single family dwellings, other off-campus specialized student housing and the aforementioned on-campus participating properties.

Americans with Disabilities Act and Federal Fair Housing Act

Many laws and governmental regulations are applicable to our properties and changes in the laws and regulations, or their interpretation by agencies and the courts, occur frequently. Our properties must comply with Title III of the Americans with Disabilities Act, or ADA, to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that the existing properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we intend to continue to assess our properties and to make alterations as appropriate in this respect.

Under the federal and state fair housing laws, discrimination on the basis of certain protected classes is prohibited. Violation of these laws can result in significant damage awards to victims.

Environmental Matters

Under various laws and regulations relating to the protection of the environment, an owner of real estate may be held liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in its property. These laws often impose liability without regard to whether the owner was responsible for, or even knew of, the presence of such substances. The presence of such substances may adversely affect the owner's ability to rent or sell the property or use the property as collateral. Independent environmental consultants conducted Phase I environmental site assessments (which involve visual inspection but not soil or groundwater analysis) on all of the wholly-owned properties and on-campus participating properties in our existing portfolio. Phase I environmental site assessments did not reveal any environmental liabilities that would have a material adverse effect on us. In addition, we are not aware of any environmental liabilities that management believes would have a material adverse effect on the Company. There is no assurance that Phase I environmental site assessments would reveal all environmental liabilities or that environmental conditions not known to us may exist now or in the future which would result in liability to the Company for remediation or fines, either under existing laws and regulations or future changes to such requirements.

From time to time, the United States Environmental Protection Agency, or EPA, designates certain sites affected by hazardous substances as "Superfund" sites pursuant to CERCLA. Superfund sites can cover large areas, affecting many different parcels of land. Although CERCLA imposes joint and several liability for contamination on property owners and operators regardless of fault, the EPA may choose to pursue potentially responsible parties ("PRPs") based on their actual contribution to the contamination. PRPs are liable for the costs of responding to the hazardous substances. Each of Villas on Apache, The Village on University (disposed of in December 2006) and University Village at San Bernardino (disposed of in January 2005) are located within federal Superfund sites. The EPA designated these areas as Superfund sites because groundwater underneath these areas is contaminated. We have not been named, and do not expect to be named, as a PRP with respect to these sites. However, there can be no assurance regarding potential future developments concerning such sites.

Insurance

We carry comprehensive liability and property insurance on our properties, which we believe is of the type and amount customarily obtained on real property assets. We intend to obtain similar coverage for properties we acquire in the future. However, there are certain types of losses, generally of a catastrophic nature, such as losses from floods or earthquakes, which may be subject to limitations in certain areas. When not otherwise contractually stipulated, we exercise our judgment in determining amounts, coverage limits, and deductibles, in an effort to maintain appropriate levels of insurance on our investments. If we suffer a substantial loss, our insurance coverage may not be sufficient due to market conditions at the time or other unforeseen factors. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace a property after it has been damaged or destroyed.

Employees

As of December 31, 2009, we had approximately 2,183 employees, consisting of:

- approximately 1,020 on-site employees in our wholly-owned properties segment, including 430 Resident Assistants;
- approximately 97 on-site employees in our on-campus participating properties segment, including 44 Resident Assistants;
- approximately 947 employees in our property management services segment, including 860 on-site employees and 87 corporate office employees;
- approximately 39 corporate office employees in our development services segment; and
- approximately 80 executive, corporate administration and financial personnel.

Our employees are not currently represented by a labor union.

Offices and Website

Our principal executive offices are located at 805 Las Cimas Parkway, Suite 400, Austin, Texas 78746. Our telephone number at that location is (512) 732-1000.

We file our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other reports required by Sections 13(a) and 15(d) of the Securities Exchange Act of 1934. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov.

Our website is located at www.americancampuscommunities.com or www.studenthousing.com. We make available free of charge through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our website also contains copies of our Corporate Governance Guidelines and Code of Business Ethics as well as the charters of our Nominating and Corporate Governance, Audit, and Compensation committees. The information on our website is not part of this filing.

Forward-looking Statements

This report contains forward-looking statements within the meaning of the federal securities laws. We caution investors that any forward-looking statements presented in this report, or which management may make orally or in writing from time to time, are based on management's beliefs and assumptions made by, and information currently available to, management. When used, the words "anticipate," "believe," "expect," "intend," "may," "might," "plan," "estimate," "project," "should," "will," "result" and similar expressions, do not relate solely to historical matters and are intended to identify forward-looking statements. Such statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you that forward-looking statements are not guarantees of future performance and will be impacted by actual events when they occur after we make such statements. We expressly disclaim any responsibility to update forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they were made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following: general risks affecting the real estate industry; risks associated with changes in University admission or housing policies; risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments; failure to manage effectively our growth and expansion into new markets or to integrate acquisitions successfully; risks and uncertainties affecting

property development and construction; risks associated with downturns in the national and local economies, volatility in capital and credit markets, increases in interest rates, and volatility in the securities markets; costs of compliance with the Americans with Disabilities Act and other similar laws; potential liability for uninsured losses and environmental contamination; risks associated with our Company's potential failure to qualify as a REIT under the Internal Revenue Code of 1986 (the "Code"), as amended, and possible adverse changes in tax and environmental laws; and the other factors discussed in the "Risk Factors" contained in Item 1A of this report.

Item 1A. Risk Factors

The following risk factors may contain defined terms that are different from those used in other sections of this report. Unless otherwise indicated, when used in this section, the terms "we" and "us" refer to American Campus Communities, Inc. and its subsidiaries, including American Campus Communities Operating Partnership LP, our Operating Partnership, and the term "securities" refers to shares of common stock of American Campus Communities, Inc. and units of limited partnership interest in our Operating Partnership.

The factors described below represent the Company's principal risks. Other factors may exist that the Company does not consider to be significant based on information that is currently available or that the Company is not currently able to anticipate.

Risks Related to Our Properties, Our Markets and Our Business

Volatility in capital and credit markets could adversely impact us.

The capital and credit markets have been experiencing volatility and disruption, which has made it more difficult to borrow money. If current levels of market disruption and volatility continue or worsen, we may not be able to obtain new debt financing or refinance our existing debt on favorable terms or at all. This market turmoil and tightening of credit have led to reduction of business activity generally, which may adversely impact us, including our ability to acquire and dispose of assets and continue our development pipeline.

Our results of operations are subject to an annual leasing cycle, short lease-up period, seasonal cash flows, changing university admission and housing policies and other risks inherent in the student housing industry.

We generally lease our owned properties under 12-month leases, and in certain cases, under nine-month or shorter-term semester leases. As a result, we may experience significantly reduced cash flows during the summer months at properties leased under leases having terms shorter than 12 months. Furthermore, all of our properties must be entirely re-leased each year, exposing us to increased leasing risk. In addition, we are subject to increased leasing risk on our properties under construction and future acquired properties based on our lack of experience leasing those properties and unfamiliarity with their leasing cycles. Student housing properties are also typically leased during a limited leasing season that usually begins in January and ends in August of each year. We are therefore highly dependent on the effectiveness of our marketing and leasing efforts and personnel during this season.

Changes in university admission policies could adversely affect us. For example, if a university reduces the number of student admissions or requires that a certain class of students, such as freshman, live in a university owned facility, the demand for beds at our properties may be reduced and our occupancy rates may decline. While we may engage in marketing efforts to compensate for such change in admission policy, we may not be able to effect such marketing efforts prior to the commencement of the annual lease-up period or our additional marketing efforts may not be successful.

We rely on our relationships with colleges and universities for referrals of prospective student-tenants or for mailing lists of prospective student-tenants and their parents. Many of these colleges and universities own and operate their own competing on-campus facilities. Any failure to maintain good relationships with these colleges and universities could therefore have a material adverse effect on us. If colleges and universities refuse to make their lists of prospective student-tenants and their parents available to us or increase the costs of these lists, there could be a material adverse effect on us.

Federal and state laws require colleges to publish and distribute reports of on-campus crime statistics, which may result in negative publicity and media coverage associated with crimes occurring on or in the vicinity of our on-campus properties. Reports of crime or other negative publicity regarding the safety of the students residing on, or near, our properties may have an adverse effect on both our on-campus and off-campus business.

We face significant competition from university-owned on-campus student housing, from other off-campus student housing properties and from traditional multifamily housing located within close proximity to universities.

On-campus student housing has certain inherent advantages over off-campus student housing in terms of physical proximity to the university campus and integration of on-campus facilities into the academic community. Colleges and universities can generally avoid real estate taxes and borrow funds at lower interest rates than us and other private sector operators. We also compete with national and regional owner-operators of off-campus student housing in a number of markets as well as with smaller local owner-operators.

Currently, the industry is fragmented with no participant holding a significant market share. There are a number of student housing complexes that are located near or in the same general vicinity of many of our owned properties and that compete directly with us. Such competing student housing complexes may be newer than our properties, located closer to campus, charge less rent, possess more attractive amenities or offer more services or shorter term or more flexible leases.

Rental income at a particular property could also be affected by a number of other factors, including the construction of new on-campus and off-campus residences, increases or decreases in the general levels of rents for housing in competing communities, increases or decreases in the number of students enrolled at one or more of the colleges or universities in the market of the property and other general economic conditions.

We believe that a number of other large national companies with substantial financial and marketing resources may be potential entrants in the student housing business. The entry of one or more of these companies could increase competition for students and for the acquisition, development and management of other student housing properties.

We may be unable to successfully complete and operate our properties or our third-party developed properties.

We intend to continue to develop and construct student housing. These activities may include any of the following risks:

- we may be unable to obtain financing on favorable terms or at all;
- we may not complete development projects on schedule, within budgeted amounts or in conformity with building plans and specifications;
- we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations;
- occupancy and rental rates at newly developed or renovated properties may fluctuate depending on a number of factors, including market and economic conditions, and may reduce or eliminate our return on investment;
- we may become liable for injuries and accidents occurring during the construction process and for environmental liabilities, including off-site disposal of construction materials;
- we may decide to abandon our development efforts if we determine that continuing the project would not be in our best interests; and
- we may encounter strikes, weather, government regulations and other conditions beyond our control.

Our newly developed properties will be subject to risks associated with managing new properties, including lease-up and integration risks. In addition, new development activities, regardless of whether or not they are ultimately successful, typically will require a substantial portion of the time and attention of our development and management personnel. Newly developed properties may not perform as expected.

We anticipate that we will, from time to time, elect not to proceed with ongoing development projects. If we elect not to proceed with a development project, the development costs associated therewith will ordinarily be charged against income for the then-current period. Any such charge could have a material adverse effect on our results of operations in the period in which the charge is taken.

We may in the future develop properties nationally, internationally or in geographic regions other than those in which we currently operate. We do not possess the same level of familiarity with development in these new markets, which could adversely affect our ability to develop such properties successfully or at all or to achieve expected performance. Future development opportunities may not be available to us on terms that meet our investment criteria or we may be unsuccessful in capitalizing on such opportunities. Our ability to capitalize on such opportunities will be largely dependent upon external sources of capital that may not be available to us on favorable terms or at all.

We typically provide guarantees of timely completion of projects that we develop for third parties. In certain cases, our contingent liability under these guarantees may exceed our development fee from the project. Although we seek to mitigate this risk by, among other things, obtaining similar guarantees from the project contractor, we could sustain significant losses if development of a project were to be delayed or stopped and we were unable to cover our guarantee exposure with the guarantee received from the project contractor.

We may be unable to successfully acquire properties on favorable terms.

Our future growth will be dependent upon our ability to successfully acquire new properties on favorable terms. With respect to recently acquired properties, and as we acquire additional properties, we will continue to be subject to risks associated with managing new properties, including lease-up and integration risks. Newly developed and recently acquired properties may not perform as expected and may have characteristics or deficiencies unknown to us at the time of acquisition. Future acquisition opportunities may not be available to us on terms that meet our investment criteria or we may be unsuccessful in capitalizing on such opportunities. Our ability to capitalize on such opportunities will be largely dependent upon external sources of capital that may not be available to us on favorable terms or at all, especially under the current credit environment.

Our ability to acquire properties on favorable terms and successfully operate them involves the following significant risks:

- our potential inability to acquire a desired property may be caused by competition from other real estate investors;
- competition from other potential acquirers may significantly increase the purchase price and decrease expected yields;
- we may be unable to finance an acquisition on favorable terms or at all;
- we may have to incur significant unexpected capital expenditures to improve or renovate acquired properties;
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations;
- market conditions may result in higher than expected costs and vacancy rates and lower than expected rental rates; and
- we may acquire properties subject to liabilities but without any recourse, or with only limited recourse, to the sellers, or with liabilities that are unknown to us, such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of our properties and claims for indemnification by members, directors, officers and others indemnified by the former owners of our properties.

Our failure to finance property acquisitions on favorable terms, or operate acquired properties to meet our financial expectations, could adversely affect us.

Difficulties of selling real estate could limit our flexibility.

We intend to evaluate the potential disposition of assets that may no longer help us meet our objectives. When we decide to sell an asset, we may encounter difficulty in finding buyers in a timely manner as real estate investments generally cannot be disposed of quickly, especially when market conditions are poor. These difficulties have been exacerbated in the current credit environment because buyers have experienced difficulty in obtaining the necessary financing. This may limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In addition, in order to maintain our status as a REIT, the Internal Revenue Code imposes restrictions on our ability to sell properties held fewer than two years, which may cause us to incur losses thereby reducing our cash flows and adversely impacting distributions to shareholders.

Our debt level reduces cash available for distribution and could have other important adverse consequences.

As of December 31, 2009, our total consolidated indebtedness was approximately $1,228.2 million (excluding unamortized debt premiums and discounts). Our debt service obligations expose us to the risk of default and reduce or eliminate cash resources that are available to operate our business or pay distributions that are necessary to maintain our qualification as a REIT. There is no limit on the amount of indebtedness that we may incur except as provided by the covenants in our corporate-level debt. We may incur additional indebtedness to fund future property development, acquisitions and other working capital needs, which may include the payment of distributions to our security holders. The amount available to us and our ability to borrow from time to time under our corporate-level debt is subject to certain conditions and the satisfaction of specified financial covenants. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

- We may be unable to borrow additional funds as needed or on favorable terms.
- We may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness.
- We may be forced to dispose of one or more of our properties, possibly on disadvantageous terms.
- We may default on our scheduled principal payments or other obligations as a result of insufficient cash flow or otherwise, and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases.
- Foreclosures could create taxable income without accompanying cash proceeds, a circumstance that could hinder our ability to meet the REIT distribution requirements imposed by the Internal Revenue Code.
- Compliance with the provisions of our debt agreements, including the financial and other covenants, such as the maintenance of specified financial ratios, could limit our flexibility and a default in these requirements, if uncured, could result in a requirement that we repay indebtedness, which could severely affect our liquidity and increase our financing costs.

We may be unable to renew, repay or refinance our outstanding debt.

We are subject to the risk that our indebtedness will not be able to be renewed, repaid or refinanced when due or that the terms of any renewal or refinancing will not be as favorable as the existing terms of such indebtedness. If we were unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to dispose of one or more of our properties on disadvantageous terms, which might result in losses to us. Such losses could have a material adverse effect on us and our ability to make distributions to our stockholders and pay amounts due on our debt.

Variable rate debt is subject to interest rate risk.

We have a construction loan with a varying interest rate that is dependent upon the market index. In addition, we have a secured revolving credit facility and secured agency facility both bearing interest at a variable rate on all amounts drawn on the facilities. We may incur additional variable rate debt in the future. Increases in interest rates on variable rate debt would increase our interest expense, unless we make arrangements that hedge the risk of rising interest rates, which would adversely affect net income and cash available for payment of our debt obligations and distributions to stockholders.

We may incur losses on interest rate swap and hedging arrangements.

We may periodically enter into agreements to reduce the risks associated with increases in interest rates. Although these agreements may partially protect against rising interest rates, they also may reduce the benefits to us if interest rates decline. If an arrangement is not indexed to the same rate as the indebtedness that is hedged, we may be exposed to losses to the extent which the rate governing the indebtedness and the rate governing the hedging arrangement change independently of each other. Finally, nonperformance by the other party to the arrangement may subject us to increased credit risks.

We face risks associated with land holdings.

We hold land for future development and may in the future acquire additional land holdings. The risks inherent in owning or purchasing and developing land increase as demand for student housing, or rental rates, decrease. As a result, we hold certain land and may in the future acquire additional land in our development pipeline at a cost we may not be able to recover fully or on which we cannot build and develop into a profitable student housing project. Also, real estate markets are highly uncertain and, as a result, the value of undeveloped land has fluctuated significantly and may continue to fluctuate as a result of changing market conditions. In addition, carrying costs can be significant and can result in losses or reduced margins in a poorly performing project. Under current market conditions, we may have impairments of our land held for development.

We may not be able to recover pre-development costs for third-party university developments.

University systems and educational institutions typically award us development services contracts on the basis of a competitive award process, but such contracts are typically executed following the formal approval of the transaction by the institution's governing body. In the intervening period, we may incur significant pre-development and other costs in the expectation that the development services contract will be executed. If an institution's governing body does not ultimately approve our selection and the terms of the pending development contract, we may not be able to recoup these costs from the institution and the resulting losses could be material.

Our awarded projects may not be successfully structured or financed and may delay our recognition of revenues.

The recognition and timing of revenues from our awarded development services projects will, among other things, be contingent upon successfully structuring and closing project financing as well as the timing of construction. The development projects that we have been awarded have at times been delayed beyond the originally scheduled construction commencement date. If such delays were to occur with our current awarded projects, our recognition of expected revenues and receipt of expected fees from these projects would be delayed.

We may encounter delays in completion or experience cost overruns with respect to our properties under construction.

Although we do not currently have any projects under construction, in the long term we intend to continue to construct student housing projects for our portfolio. Properties under construction may be exposed to various risks referred to elsewhere in these risk factors, including the risks that we may encounter delays in completion and that any such project may experience cost overruns or may not be completed on time. Additionally, if we do not complete the construction of properties on schedule, we may be required to provide alternative housing to the students with whom we have signed leases. We generally do not make any arrangements for such alternative housing for these properties and we would likely incur significant expenses in the event we provide such housing. If construction is not completed on schedule, students may attempt to break their leases and our occupancy at such properties for that academic year may suffer.

Our guarantees could result in liabilities in excess of our development fees.

In third-party developments, we typically provide guarantees of the obligations of the developer, including development budgets and timely project completion. These guarantees include, among other things, the cost of providing alternate housing for students in the event we do not timely complete a development project. These guarantees typically exclude delays resulting from force majeure and also, in third-party transactions, are typically limited in amount to the amount of our development fees from the project. In certain cases, however, our contingent liability under these guarantees has exceeded our development fee from the project and we may agree to such arrangements in the future. Our obligations under alternative housing guarantees typically expire five days after construction is complete. Project cost guarantees are normally satisfied within one year after completion of the project.

Universities have the right to terminate our participating ground leases.

The ground leases through which we own our on-campus participating properties provide that the university lessor may purchase our interest in and assume the management of the facility, with the purchase price calculated at the discounted present value of cash flows from our leasehold interest. The exercise of any such buyout would result in a reduction in our portfolio.

Changes in laws and litigation risks could affect our business.

We are generally not able to pass through to our residents under existing leases real estate taxes, income taxes or other taxes. Consequently, any such tax increases may adversely affect our financial condition and limit our ability to satisfy our financial obligations and make distributions to security holders. Changes that increase our potential liability under environmental laws or our expenditures on environmental compliance could have the same impact.

As a publicly traded owner of properties, we may become involved in legal proceedings, including consumer, employment, tort or commercial litigation, that if decided adversely to or settled by us, and not adequately covered by insurance, could result in liability that is material to our financial condition or results of operations.

Risks Related to the Real Estate Industry

Our performance and value are subject to risks associated with real estate assets and with the real estate industry.

Our ability to satisfy our financial obligations and make expected distributions to our security holders depends on our ability to generate cash revenues in excess of expenses and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include:

- general economic conditions;

- rising level of interest rates;
- local oversupply, increased competition or reduction in demand for student housing;
- inability to collect rent from tenants;
- vacancies or our inability to rent units on favorable terms;
- inability to finance property development and acquisitions on favorable terms;
- increased operating costs, including insurance premiums, utilities, and real estate taxes;
- costs of complying with changes in governmental regulations;
- the relative illiquidity of real estate investments;
- decreases in student enrollment at particular colleges and universities;
- changes in university policies related to admissions and housing; and
- changing student demographics.

In addition, periods of economic slowdown or recession, such as are being currently experienced, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect us.

Potential losses may not be covered by insurance.

We carry fire, earthquake, terrorism, business interruption, vandalism, malicious mischief, boiler and machinery, commercial general liability and workers' compensation insurance covering all of the properties in our portfolio under various policies. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. There are, however, certain types of losses, such as property damage from generally unsecured losses such as riots, wars, punitive damage awards or acts of God that may be either uninsurable or not economically insurable. Some of our properties are insured subject to limitations involving large deductibles and policy limits that may not be sufficient to cover losses. In addition, we may discontinue earthquake, terrorism or other insurance on some or all of our properties in the future if the cost of premiums from any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss.

If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged and require substantial expenditures to rebuild or repair. In the event of a significant loss at one or more of our properties, the remaining insurance under our policies, if any, could be insufficient to adequately insure our other properties. In such event, securing additional insurance, if possible, could be significantly more expensive than our current policies.

Unionization or work stoppages could have an adverse effect on us.

We are at times required to use unionized construction workers or to pay the prevailing wage in a jurisdiction to such workers. Due to the highly labor intensive and price competitive nature of the construction business, the cost of unionization and/or prevailing wage requirements for new developments could be substantial. Unionization and prevailing wage requirements could adversely affect a new development's profitability. Union activity or a union workforce could increase the risk of a strike, which would adversely affect our ability to meet our construction timetables.

We could incur significant costs related to government regulation and private litigation over environmental matters.

Under various environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), a current or previous owner or operator of real property may be liable for contamination resulting from the release or threatened release of hazardous or toxic substances or petroleum at that property, and an entity that arranges for the disposal or treatment of a hazardous or toxic substance or petroleum at another property may be held jointly and severally liable for the cost to investigate and clean up such property or other affected property. Such parties are known as potentially responsible parties ("PRPs"). Such environmental laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and the costs of any required investigation or cleanup of these substances can be substantial. PRPs are liable to the government as well as to other PRPs who may have claims for contribution. The liability is generally not limited under such laws and could exceed the property's value and the aggregate assets of the liable party. The presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for personal injury or property damage, or adversely affect our ability to sell, lease or develop the real property or to borrow using the real property as collateral.

Environmental laws also impose ongoing compliance requirements on owners and operators of real property. Environmental laws potentially affecting us address a wide variety of matters, including, but not limited to, asbestos-containing building materials ("ACBM"), storage tanks, storm water and wastewater discharges, lead-based paint, wetlands, and hazardous wastes. Failure to comply with these laws could result in fines and penalties or expose us to third-party liability. Some of our properties may have conditions that are subject to these requirements and we could be liable for such fines or penalties or liable to third parties.

Existing conditions at some of our properties may expose us to liability related to environmental matters.

Some of the properties in our portfolio may contain asbestos-containing building materials, or ACBMs. Environmental laws require that ACBMs be properly managed and maintained, and may impose fines and penalties on building owners or operators for failure to comply with these requirements. Also, some of the properties in our portfolio contain, or may have contained, or are adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products or other hazardous or toxic substances. These operations create a potential for the release of petroleum products or other hazardous or toxic substances. Third parties may be permitted by law to seek recovery from owners or operators for personal injury associated with exposure to contaminants, including, but not limited to, petroleum products, hazardous or toxic substances, and asbestos fibers. Also, some of the properties may contain regulated wetlands that can delay or impede development or require costs to be incurred to mitigate the impact of any disturbance. Absent appropriate permits, we can be held responsible for restoring wetlands and be required to pay fines and penalties.

Over the past several years, there have been an increasing number of lawsuits against owners and managers of residential properties, although not against us, alleging personal injury and property damage caused by the presence of mold in residential real estate. Some of these lawsuits have resulted in substantial monetary judgments or settlements. Insurance carriers have reacted to these liability awards by excluding mold related programs designed to minimize the existence of mold in any of our properties as well as guidelines for promptly addressing and resolving reports of mold to minimize any impact mold might have on residents or the property.

We do not carry environmental insurance on our properties. Environmental liability at any of our properties may have a material adverse effect on our financial condition, results of operations, cash flow, the trading price of our stock or our ability to satisfy our debt service obligations and pay dividends or distributions to our security holders.

We may incur significant costs complying with the Americans with Disabilities Act and similar laws.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Additional federal, state and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. For example, the Fair Housing Amendments Act of 1988, or FHAA, requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. We have not conducted an audit or investigation of all of our properties to determine our compliance with present requirements. Noncompliance with the ADA or FHAA could result in the imposition of fines or an award or damages to the government or private litigants and also could result in an order to correct any non-complying feature. Also, discrimination on the basis of certain protected classes can result in significant awards to victims. We cannot predict the ultimate amount of the cost of compliance with the ADA, FHAA or other legislation. If we incur substantial costs to comply with the ADA, FHAA or any other legislation, we could be materially and adversely affected.

We may incur significant costs complying with other regulations.

The properties in our portfolio are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. Furthermore, existing requirements could change and require us to make significant unanticipated expenditures that would materially and adversely affect us.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers' financial condition and disputes between our co-venturers and us.

We have co-invested, and anticipate that we will continue in the future to co-invest, with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In connection with joint venture investments, we do not have sole decision-making control regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third-party not involved,

including the possibility that our partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Our partners or co-venturers also may have economic or other business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our preferences, policies or objectives. Such investments also will have the potential risk of impasses on decisions, such as a sale, because neither we nor our partners or co-venturers would have full control over the partnership or joint venture. Disputes between us and our partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort exclusively on our business. Consequently, actions by or disputes with our partners or co-venturers might result in subjecting properties owned by the partnership, joint venture or other entity to additional risk. In addition, we may in certain circumstances be liable for the actions of our partners or co-venturers.

Risks Related to Our Organization and Structure

Our stock price will fluctuate.

The market price and volume of our common stock will fluctuate due not only to general stock market conditions but also to the risk factors discussed above and below and the following:

- operating results that vary from the expectations of securities analysts and investors;
- investor interest in our property portfolio;
- the reputation and performance of REITs;
- the attractiveness of REITs as compared to other investment vehicles;
- our financial condition and the results of our operations;
- the perception of our growth and earnings potential;
- dividend payment rates and the form of the payment;
- increases in market rates, which may lead purchasers of our common stock to demand a higher yield; and
- changes in financial markets and national economic and general market conditions.

To qualify as a REIT, we may be forced to limit the activities of a TRS.

To qualify as a REIT, no more than 25% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries, or TRSs. Certain of our activities, such as our third-party development, management and leasing services, must be conducted through a TRS for us to qualify as a REIT. In addition, certain non-customary services must be provided by a TRS or an independent contractor. If the revenues from such activities create a risk that the value of our TRS entities, based on revenues or otherwise, approaches the 25% threshold, we will be forced to curtail such activities or take other steps to remain under the 25% threshold. Since the 25% threshold is based on value, it is possible that the IRS could successfully contend that the value of our TRS entities exceeds the 25% threshold even if the TRS accounts for less than 25% of our consolidated revenues, income or cash flow. Our on-campus participating properties and our third-party services are held by a TRS. Consequently, income earned from our on-campus participating properties and our third-party services will be subject to regular federal income taxation and state and local income taxation where applicable, thus reducing the amount of cash available for distribution to our security holders.

A TRS is not permitted to directly or indirectly operate or manage a "hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis." We believe that our method of operating our TRS entities will not be considered to constitute such an activity. Future Treasury Regulations or other guidance interpreting the applicable provisions might adopt a different approach, or the IRS might disagree with our conclusion. In such event we might be forced to change our method of operating our TRS entities, which could adversely affect us, or of one of our TRS entities could fail to qualify as a taxable REIT subsidiary, which would likely cause us to fail to qualify as a REIT.

Failure to qualify as a REIT would have significant adverse consequences to us and the value of our securities.

We intend to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes under the Internal Revenue Code. If we lose our REIT status, we will face serious tax consequences that would substantially reduce or eliminate the funds available for investment and for distribution to security holders for each of the years involved, because:

- we would not be allowed a deduction for dividends to security holders in computing our taxable income and such amounts would be subject to federal income tax at regular corporate rates;
- we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

- unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

In addition, if we fail to qualify as a REIT, we will not be required to pay dividends to stockholders, and all dividends to stockholders will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and would adversely affect the value of our common stock.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury Regulations that have been promulgated under the Internal Revenue Code is greater in the case of a REIT that, like us, holds its assets through a partnership or a limited liability company. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the composition of our assets and two "gross income tests": (a) at least 75% of our gross income in any year must be derived from qualified sources, such as rents from real property, mortgage interest, dividends from other REITs and gains from sale of such assets, and (b) at least 95% of our gross income must be derived from sources meeting the 75% income test above, and other passive investment sources, such as other interest and dividends and gains from sale of securities. Also, we must pay dividends to stockholders aggregating annually at least 90% of our REIT taxable income, excluding any net capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect our investors, our ability to qualify as a REIT for federal income tax purposes or the desirability of an investment in a REIT relative to other investments.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property and, in certain cases, a 100% penalty tax, in the event we sell property as a dealer or if a TRS enters into agreements with us or our tenants on a basis that is determined to be other than an arm's length basis.

To qualify as a REIT, we may be forced to borrow funds on a short-term basis during unfavorable market conditions.

In order to qualify as a REIT, we are required under the Internal Revenue Code to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. A TRS may, in its discretion, retain any income it generates net of any tax liability it incurs on that income without affecting the 90% distribution requirements to which we are subject as a REIT. Net income of our TRS entities is included in REIT taxable income and increases the amount required to be distributed, only if such amounts are paid out as a dividend by a TRS. If a TRS distributes any of its after-tax income to us, that distribution will be included in our REIT taxable income. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we will be compelled to rely on third-party sources to fund our capital needs. We may not be able to obtain this financing on favorable terms or at all. Any additional indebtedness that we incur will increase our leverage. Our access to third-party sources of capital depends, in part, on:

- general market conditions;
- our current debt levels and the number of properties subject to encumbrances;
- our current performance and the market's perception of our growth potential;
- our cash flow and cash dividends; and
- the market price per share of our stock.

If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, satisfy our debt service obligations or make cash distributions to our security holders, including those necessary to qualify as a REIT.

Our charter contains restrictions on the ownership and transfer of our stock.

Our charter provides that, subject to certain exceptions, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% by value of all our outstanding shares, including both common and preferred stock. We refer to this restriction as the "ownership limit." A person or entity that becomes subject to the ownership limit by virtue of a violative transfer that results in a transfer

to a trust is referred to as a "purported beneficial transferee" if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of our stock, or is referred to as a "purported record transferee" if, had the violative transfer been effective, the person or entity would have been solely a record owner of our stock.

The constructive ownership rules under the Internal Revenue Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our stock (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding stock and thereby subject the stock to the ownership limit. Our charter, however, requires exceptions to be made to this limitation if our board of directors determines that such exceptions will not jeopardize our tax status as a REIT. This ownership limit could delay, defer or prevent a change of control or other transaction that might involve a premium price for our common stock or otherwise be in the best interest of our security holders.

Certain tax and anti-takeover provisions of our charter and bylaws may inhibit a change of our control.

Certain provisions contained in our charter and bylaws and the Maryland General Corporation Law may discourage a third-party from making a tender offer or acquisition proposal to us. If this were to happen, it could delay, deter or prevent a change in control or the removal of existing management. These provisions also may delay or prevent the security holders from receiving a premium for their securities over then-prevailing market prices. These provisions include:

- the REIT ownership limit described above;
- authorization of the issuance of our preferred shares with powers, preferences or rights to be determined by our board of directors;
- the right of our board of directors, without a stockholder vote, to increase our authorized shares and classify or reclassify unissued shares;
- advance-notice requirements for stockholder nomination of directors and for other proposals to be presented to stockholder meetings; and
- the requirement that a majority vote of the holders of common stock is needed to remove a member of our board of directors for "cause."

The Maryland business statutes also impose potential restrictions on a change of control of our company.

Various Maryland laws may have the effect of discouraging offers to acquire us, even if the acquisition would be advantageous to security holders. Our bylaws exempt us from some of those laws, such as the control share acquisition provisions, but our board of directors can change our bylaws at any time to make these provisions applicable to us.

Our rights and the rights of our security holders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believe to be in our best interests and with the care that an ordinary prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors' and officers' liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our bylaws require us to indemnify directors and officers for liability resulting from actions taken by them in those capacitates to the maximum extent permitted by Maryland law. As a result, we and our security holders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

Item 1B. Unresolved Staff Comments

There were no unresolved comments from the staff of the SEC at December 31, 2009.

Item 2. Properties

The following table presents certain summary information about our properties. Our properties generally are modern facilities, and amenities at most of our properties include a swimming pool, basketball courts and a large community center featuring a fitness center, computer center, tanning beds, study areas, and a recreation room with billiards and other games. Some properties also have a jacuzzi/hot tub, volleyball courts, tennis courts and in-unit washers and dryers. Callaway House also has a food service facility. One wholly-owned property completed construction and opened in August 2009. Lease terms are generally 12 months at wholly-owned properties and 9 months at our on-campus participating properties. These properties are included in the Wholly-Owned Properties and On-Campus Participating Properties segments discussed in Item 1 and the accompanying Notes to Consolidated Financial Statements contained in Item 8. All dollar amounts in this table and others herein, except share and per share amounts, are stated in thousands unless otherwise indicated.

We own fee title to all of these properties except for:

- University Village at TU, which is subject to a 75-year ground lease with Temple University (with four additional six-year extensions);
- University Centre, which is subject to a 95-year ground lease;
- Vista del Sol, which is subject to a 65-year ground/facility lease with Arizona State University (with two additional ten-year extensions);
- Barrett Honors College, which is subject to a 65-year ground/facility lease with Arizona State University (with two additional ten-year extensions); and
- Four on-campus participating properties held under ground/facility leases with two university systems.

Property	Year Built	Date Acquired/ Developed	Primary University Served	Typical Lease Term (Mos)	Year Ended December 31, 2009 Revenue	Average Monthly Revenue/ Bed (1)	2009 Average Occupancy (1)	Occupancy as of 12/31/09	# of Buildings	# of Units	# of Beds
WHOLLY-OWNED PROPERTIES											
Villas on Apache	1987	May-99	Arizona State University Main Campus	12	$ 1,794	$ 568	86.4%	69.8%	6	111	288
The Village at Blacksburg	1990/ 1998	Dec-00	Virginia Polytechnic Institute and State University	12	4,952	381	99.4%	99.4%	26	288	1,056
River Club Apartments	1996	Aug-99	The University of Georgia - Athens	12	3,301	365	92.8%	96.0%	18	266	792
River Walk Townhomes	1998	Aug-99	The University of Georgia - Athens	12	1,421	362	94.7%	98.5%	20	100	336
The Callaway House (2)	1999	Mar-01	Texas A&M University	9	7,083 (3)	n/a (3)	103.5%	103.5%	1	173	538
The Village at Alafaya Club	1999	Jul-00	The University of Central Florida	12	6,093	576	99.3%	99.4%	20	228	839
The Village at Science Drive	2000	Nov-01	The University of Central Florida	12	5,372	586	99.4%	99.6%	17	192	732
University Village at Boulder Creek	2002	Aug-02	The University of Colorado at Boulder	12	2,703	697	98.5%	98.4%	4	82	309
University Village at Fresno	2004	Aug-04	California State University - Fresno	12	2,690	510	98.5%	98.3%	9	105	406
University Village at TU (4)	2004	Aug-04	Temple University	12	6,544	669	99.1%	99.2%	3	220	749
University Village at Sweet Home	2005	Aug-05	State University of New York – Buffalo	12	6,076	641	93.7%	99.4%	11	269	828
University Club Tallahassee (5)	2000	Feb-05	Florida State University	12	4,217	436	99.1%	99.0%	19	152	608
The Grove at University Club (5)	2002	Feb-05	Florida State University	12	888	448	96.5%	93.8%	8	64	128
College Club Tallahassee (5)	2001	Feb-05	Florida A&M University	12	2,068	374	87.9%	94.0%	12	96	384
The Greens at College Club (5)	2004	Feb-05	Florida A&M University	12	862	366	89.7%	95.6%	5	40	160
University Club Gainesville	1999	Feb-05	University of Florida	12	2,260	426	96.7%	94.7%	9	94	376
The Estates	2002	Mar-05	University of Florida	12	7,105	566	96.1%	96.9%	20	396	1,044
City Parc at Fry Street	2004	Mar-05	University of North Texas	12	2,923	566	98.6%	98.3%	8	136	418
Entrada Real	2000	Mar-06	University of Arizona	12	2,420	526	99.0%	99.2%	8	98	363
Royal Oaks (5)	1990	Mar-06	Florida State University	12	1,222	434	97.7%	99.1%	4	82	224
Royal Pavilion (5)	1991	Mar-06	Florida State University	12	1,113	427	99.3%	99.5%	4	60	204
Royal Village Tallahassee (5)	1992	Mar-06	Florida State University	12	1,571	432	98.1%	98.3%	4	75	288
Royal Village Gainesville	1996	Mar-06	University of Florida	12	2,838	507	97.8%	97.8%	8	118	448
Northgate Lakes	1997/98	Mar-06	The University of Central Florida	12	4,881	551	98.7%	98.5%	13	194	710
Royal Lexington	1994	Mar-06	The University of Kentucky	12	1,884	399	97.9%	95.9%	4	94	364
The Woods at Greenland	2001	Mar-06	Middle Tennessee State University	12	1,344	402	97.4%	96.0%	3	78	276
Raider's Crossing	2002	Mar-06	Middle Tennessee State University	12	1,438	423	98.2%	98.2%	4	96	276
Raider's Pass	2002/03	Mar-06	Texas Tech University	12	4,556	443	99.1%	98.9%	12	264	828
Aggie Station	2003	Mar-06	Texas A&M University	12	2,696	488	99.7%	99.8%	5	156	450
The Outpost San Marcos	2003/04	Mar-06	Texas State University – San Marcos	12	2,761	456	99.1%	98.8%	5	162	486
The Outpost San Antonio	2005	Mar-06	University of Texas – San Antonio	12	5,563	517	99.6%	100.0%	10	276	828

Property	Year Built	Date Acquired/ Developed	Primary University Served	Typical Lease Term (Mos)	Year Ended December 31, 2009 Revenue	Average Monthly Revenue/ Bed (1)	2009 Average Occupancy (1)	Occupancy as of 12/31/09	# of Buildings	# of Units	# of Beds
Callaway Villas	2006	Aug-06	Texas A&M University	12	5,357	646	92.8%	83.9%	20	236	704
Village on Sixth	2000/ 2006	Jan-07	Marshall University	12	3,827	430	95.6%	97.5%	14	248	752
Newtown Crossing	2005/ 2007	Feb-07	University of Kentucky	12	5,637	539	88.8%	88.5%	7	356	942
Olde Town University Square	2005	Feb-07	University of Toledo	12	3,691	533	98.3%	97.3%	4	224	550
Peninsular Place	2005	Feb-07	Eastern Michigan University	12	2,743	479	92.6%	94.8%	2	183	478
University Centre	2007	Aug-07	Rutgers University, NJIT, Essex CCC	9/12	6,585	753	81.2%	89.4%	2	234	838
Subtotal – Same Store Wholly-Owned Properties (6)					130,479	515	96.1%	96.5%	349	6,246	20,000
Sunnyside Commons	1925-2001	Feb-08	West Virginia University	12	791	404	98.7%	98.8%	9	68	161
Pirate's Place	1996	Feb-08	East Carolina University	12	1,727	265	87.7%	83.0%	12	144	528
The Highlands	2004	June-08	University of Nevada at Reno	12	3,121	426	80.0%	98.8%	17	216	732
Jacob Heights I (5)	2004	June-08	Minnesota State University	12	816	548	74.0%	72.8%	11	42	162
Jacob Heights III (5)	2006	June-08	Minnesota State University	12	484	505	80.3%	72.9%	14	24	96
The Summit (5)	2003	June-08	Minnesota State University	12	3,386	421	96.3%	98.2%	9	192	672
GrandMarc – Seven Corners	2000	June-08	University of Minnesota	12	4,284	745	93.6%	110.0%	1	186	440
University Village – Sacramento	1979	June-08	California State University – Sacramento	12	2,509	571	90.3%	90.1%	41	250	394
Aztec Corner	1995	June-08	San Diego State University	12	4,855	650	99.3%	99.3%	3	180	606
University Crossings	1926/ 2003	June-08	University of Pennsylvania / Drexel	12	7,627	523	97.7%	98.7%	1	260	1,016
Campus Corner	1997	June-08	Indiana University	12	3,189	400	80.0%	97.4%	23	254	796
Tower at 3rd	1973	June-08	University of Illinois	12	2,719	655	97.5%	99.0%	1	147	295
University Mills	2002	June-08	University of Northern Iowa	12	2,132	369	95.5%	98.8%	11	121	481
Pirates Cove	2000	June-08	East Carolina University	12	3,653	321	83.3%	95.8%	26	264	1,056
University Manor	2002	June-08	East Carolina University	12	2,544	351	92.7%	99.3%	18	168	600
Brookstone Village	1993	June-08	UNC – Wilmington	12	1,248	429	94.8%	100.4%	12	124	238
Campus Walk – Wilmington	1989	June-08	UNC – Wilmington	12	1,875	545	93.2%	86.2%	12	289	290
Cambridge at Southern	2006	June-08	Georgia Southern University	12	3,139	508	88.4%	96.1%	13	228	564
Campus Club – Statesboro	2003	June-08	Georgia Southern University	12	4,704	411	90.7%	95.2%	26	276	984
University Pines	2001	June-08	Georgia Southern University	12	2,685	415	92.1%	97.1%	13	144	552
Lakeside	1991	June-08	University of Georgia	12	3,478	384	92.9%	92.7%	20	244	776
The Club	1989	June-08	University of Georgia	12	1,696	306	93.4%	98.3%	17	120	480
The Edge	1999	June-08	Central Florida	12	6,358	554	96.1%	99.5%	21	306	930
University Place	2003	June-08	University of Virginia	12	2,161	400	83.1%	89.0%	12	144	528

Property	Year Built	Date Acquired/ Developed	Primary University Served	Typical Lease Term (Mos)	Year Ended December 31 ,2009 Revenue	Average Monthly Revenue/ Bed (1)	2009 Average Occupancy (1)	Occupancy as of 12/31/09	# of Buildings	# of Units	# of Beds
Southview	1998	June-08	James Madison University	12	5,092	436	98.2%	96.5%	21	240	960
Stonegate	2000	June-08	James Madison University	12	3,645	447	98.9%	97.9%	15	168	672
The Commons	1991	June-08	James Madison University	12	2,352	389	91.7%	84.8%	11	132	528
University Gables	2001	June-08	Middle Tennessee State University	12	2,659	351	88.7%	96.1%	15	168	648
Campus Ridge	2003	June-08	East Tennessee State University	12	2,204	361	90.7%	90.0%	10	132	528
The Enclave I	2002	June-08	Bowling Green State University	12	1,337	280	78.8%	99.2%	11	120	480
Hawks Landing	1994	June-08	Miami University of Ohio	12	1,780	449	66.6%	83.3%	13	122	484
Willowtree Apartments (5)	1968	June-08	University of Michigan	12	3,003	480	89.7%	84.9%	13	310	568
Willowtree Towers (5)	1974	June-08	University of Michigan	12	1,496	480	89.6%	84.8%	3	163	283
Abbott Place	1999	June-08	Michigan State University	12	3,085	400	94.3%	99.4%	9	222	654
University Centre – Kalamazoo	2004	June-08	Western Michigan University	12	2,516	366	78.1%	98.4%	23	232	700
University Meadows	2001	June-08	Central Michigan University	12	2,340	355	83.8%	96.6%	23	184	616
Campus Way	1993	June-08	University of Alabama	12	3,293	400	96.3%	98.5%	9	196	684
Campus Walk – Oxford	2001	June-08	University of Mississippi	12	1,505	366	75.6%	91.9%	10	108	432
Campus Trails	1991	June-08	Mississippi State University	12	2,038	350	96.9%	98.5%	14	156	480
University Pointe	2004	June-08	Texas Tech University	12	4,210	506	97.4%	98.8%	11	204	682
University Trails	2003	June-08	Texas Tech University	12	3,930	465	97.9%	98.4%	20	240	684
Vista del Sol (7)	2008	Aug-08	Arizona State University	12	14,921	602	97.5%	95.2%	12	613	1,866
Villas at Chestnut Ridge	2008	Aug-08	State University of New York – Buffalo	12	4,449	670	98.6%	99.3%	12	196	552
Barrett Honors College (7)(8)	2009	Aug-09	Arizona State University	12	5,538	716	95.3%	95.5%	7	602	1,721
Subtotal – New Wholly-Owned Properties					142,574	465	91. 3%	95.6%	605	8,899	27,599
Total – Wholly-Owned Properties					273,053	486	93.3%	96.0%	954	15,145	47,599
***ON-CAMPUS PARTICIPATING PROPERTIES* (9) (10)**											
University Village – PVAMU	1996/ 97/98	Aug-96 Aug-98	Prairie View A&M University	9	8,744	502	72.5%	97.7%	30	612	1,920
University College – PVAMU	2000/ 2003	Aug-00 Aug-03	Prairie View A&M University	9	6,398	489	69.6%	99.7%	14	756	1,470
University Village – TAMIU	1997	Aug-97	Texas A&M International University	9	1,253	489	85.1%	93.2%	4	84	250
Cullen Oaks	2001/ 2005	Aug-01 Aug-05	The University of Houston	9	6,332	684	85.3%	98.0%	4	411	879
Total - On-Campus Participating Properties					22,727	533	74.7%	98.1%	52	1,863	4,519
Grand Total- All Properties					$ 295,780	$ 490 (11)	91.7%	96.2%	1,006	17,008	52,118

(1) Average monthly revenue per bed is calculated based upon our base rental revenue earned during typical lease terms for the year ended December 31, 2009 divided by average occupied beds over the typical lease term. Average occupancy is calculated based on the average number of occupied beds during typical lease terms for the year ended December 31, 2009 divided by total beds.

(2) Although we hold an 80% interest in the property, because of our preferred distribution rights, we currently receive substantially all of the property's net cash flow.

(3) As rent at this property includes food services, revenue is not comparable to the other properties in this chart.

(4) Subject to a 75-year ground lease with Temple University.

(5) For lease administration purposes, University Club Tallahassee and The Grove at University Club are reported combined, College Club Tallahassee and The Greens at College Club are reported combined, Royal Oaks, Royal Pavilion, and Royal Village Tallahassee are reported combined, Jacob Heights I, Jacob Heights III, and The Summit are reported combined, and Willowtree Apartments and Willowtree Towers are reported combined. As a result, revenue for the year ended December 31, 2009 is allocated to the respective properties based on relative bed count.

(6) Our same store wholly-owned portfolio represents properties that were owned by us for both of the full years ended December 31, 2009 and 2008.

(7) Subject to a 65-year ground/facility lease with Arizona State University.

(8) This property completed construction and opened in the Fall 2009 semester. Average occupancy is calculated based on the period this property was operating in 2009.

(9) Although our on-campus participating properties accounted for 11.0% of our units, 8.7% of our beds and 7.7% of our revenues for the year ended December 31, 2009, because of the structure of their ownership and financing we have only received approximately $1.0 million in distributions of excess cash flow during the year ended December 31, 2009. The ground/facility leases through which we own our on-campus participating properties provide that the university lessor may purchase our interest in and assume the management of the facility.

(10) Subject to ground/facility leases with their primary university systems. Average occupancy is calculated based on the nine month academic year (excluding the summer months).

(11) Does not include revenues from The Callaway House because of its food service component.

Item 3. Legal Proceedings

From time to time, we are subject to various lawsuits, claims and proceedings arising in the ordinary course of business. As of December 31, 2009, none of these were expected to have a material adverse effect on our cash flows, financial condition, or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of our stockholders during the quarter ended December 31, 2009.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

Market Information

The Company's common stock has been listed and is traded on the New York Stock Exchange ("NYSE") under the symbol "ACC". The following table sets forth, for the periods indicated, the high and low sale prices in dollars on the NYSE for our common stock and the distributions we declared with respect to the periods indicated.

	High	Low	Distributions Declared
Quarter ended March 31, 2008	$ 29.50	$ 24.84	$ 0.3375
Quarter ended June 30, 2008	$ 32.08	$ 26.53	$ 0.3375
Quarter ended September 30, 2008	$ 34.75	$ 27.28	$ 0.3375
Quarter ended December 31, 2008	$ 37.00	$ 15.05	$ 0.3375
Quarter ended March 31, 2009	$ 23.43	$ 14.88	$ 0.3375
Quarter ended June 30, 2009	$ 24.17	$ 16.65	$ 0.3375
Quarter ended September 30, 2009	$ 29.09	$ 19.33	$ 0.3375
Quarter ended December 31, 2009	$ 28.86	$ 25.62	$ 0.3375

Holders

As of January 31, 2010, there were approximately 16,500 holders of record of the Company's common stock and 52,208,669 shares of common stock outstanding.

Distributions

We intend to continue to declare quarterly distributions on our common stock. The actual amount, timing and form of payment of distributions, however, will be at the discretion of our Board of Directors and will depend upon our financial condition in addition to the requirements of the Code, and no assurance can be given as to the amounts, timing or form of payment of future distributions. The payment of distributions is subject to restrictions under the Company's corporate-level debt described in Note 11 to the Consolidated Financial Statements in Item 8 and discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 under Liquidity and Capital Resources.

Equity Compensation Plans

We have adopted the 2004 Incentive Award Plan (the "Plan"). The Plan provides for the grant of various stock-based incentive awards to selected employees and directors of the Company and the Company's affiliates. The Company has reserved a total of 1,210,000 shares of the Company's common stock for issuance pursuant to the Plan, subject to certain adjustments for changes in the Company's capital structure, as defined in the Plan. Refer to Note 12 in the accompanying Notes to Consolidated Financial Statements in Item 8 for a more detailed description of the Plan. As of December 31, 2009, the total units and shares issued under the Plan were as follows:

	# of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	# of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Security Holders	855,440 [(1)]	$-0-	354,560
Equity Compensation Plans Not Approved by Security Holders	n/a	n/a	n/a

[(1)] Consists of restricted stock units granted to non-employee Board of Director members, restricted stock awards granted to executive officers and certain employees and common units of limited partnership interest in the Operating Partnership.

Item 6. Selected Financial Data

The following table sets forth selected financial and operating data on a consolidated historical basis for the Company.

The following data should be read in conjunction with the Notes to Consolidated Financial Statements in Item 8 and Management's Discussion and Analysis of Financial Condition and Results of Operations included in Item 7.

	As of and for the Year Ended December 31,				
	2009	2008	2007	2006	2005
Statements of Operations Information:					
Revenues	$ 309,590	$ 233,579	$ 147,135	$ 118,953	$ 82,522
(Loss) income from continuing operations	(2,392)	(12,474)	(1,431)	3,700	1,915
Discontinued operations:					
(Loss) income attributable to discontinued operations	(710)	(345)	-	2,287	2,028
(Loss) gain from disposition of real estate	(9,358)	-	-	18,648	5,883
Net (loss) income	(12,460)	(12,819)	(1,431)	24,635	9,826
Income attributable to noncontrolling interests	(380)	(236)	(255)	(2,038)	(164)
Net (loss) income attributable to common shareholders	(12,840)	(13,055)	(1,686)	22,597	9,662
Per Share and Distribution Data:					
Earnings per diluted share:					
(Loss) income from continuing operations	$ (0.08)	$ (0.35)	$ (0.08)	$ 0.08	$ 0.11
Discontinued operations	(0.20)	(0.01)	-	1.08	0.53
Net (loss) income	(0.28)	(0.36)	(0.08)	1.16	0.64
Cash distributions declared per share / unit	1.35	1.35	1.35	1.35	1.35
Cash distributions declared	64,492	50,563	32,931	25,287	20,180
Balance Sheet Data:					
Total assets	$ 2,234,981	$ 2,183,909	$ 1,076,296	$ 884,381	$ 550,862
Secured mortgage, construction and bond debt	1,029,455	1,162,221	533,430	432,294	291,646
Senior secured term loan	100,000	100,000	-	-	-
Secured revolving credit facilities	94,000	14,700	9,600	-	-
Capital lease obligations	2,314	2,555	2,798	2,348	1,679
Stockholders' equity	899,030	785,119	428,562	341,944	221,799
Selected Owned Property Information:					
Owned properties	85	86	44	38	25
Units	17,008	17,212	9,519	7,711	5,620
Beds	52,118	52,817	28,657	23,663	17,109
Occupancy as of December 31,	96.2%	92.4%	95.1%	96.2%	97.0%
Net cash provided by operating activities	$ 79,562	$ 32,887	$ 29,047	$ 35,237	$ 20,429
Net cash used in investing activities	(122,125)	(432,410)	(187,591)	(102,718)	(111,755)
Net cash provided by financing activities	83,056	413,050	91,510	121,947	111,332
Funds From Operations ("FFO"):					
Net (loss) income attributable to common shareholders	$ (12,840)	$ (13,055)	$ (1,686)	$ 22,597	$ 9,662
Noncontrolling interests	380	236	255	2,038	164
Loss (gain) from disposition of real estate	9,358	-	-	(18,648)	(5,883)
Loss from unconsolidated joint ventures	2,073	1,619	108	-	-
FFO from unconsolidated joint ventures	246	(487)	(108)	-	-
Real estate related depreciation and amortization	75,814	56,459	29,824	24,956	16,032
Funds from operations [(1) (2)]	$ 75,031	$ 44,772	$ 28,393	$ 30,943	$ 19,975

(1) As defined by the National Association of Real Estate Investment Trusts or NAREIT, funds from operations or FFO represents income (loss) before allocation to minority interests (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures. We present FFO because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.

We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay distributions.

(2) When considering our FFO, we believe it is also a meaningful measure of our performance to make certain adjustments related to our on-campus participating properties. See Management's Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations in Item 7 contained herein.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Company and Our Business

Overview

We are one of the largest owners, managers and developers of high quality student housing properties in the United States in terms of beds owned and under management. We are a fully integrated, self-managed and self-administered equity REIT with expertise in the acquisition, design, financing, development, construction management, leasing and management of student housing properties.

On June 11, 2008, we completed the acquisition of GMH's student housing business. At the time of closing, the GMH student housing portfolio consisted of 42 wholly-owned properties containing 24,939 beds located in various markets throughout the country. Two of the acquired properties totaling 1,468 beds were sold in the third quarter of 2008 and one property totaling 700 beds was sold on December 31, 2009. The total consideration paid for GMH was approximately $1,018.7 million, inclusive of transaction costs.

Property Portfolio

As of December 31, 2009, our total property portfolio contained 85 student housing properties with approximately 52,100 beds and 17,000 apartment units, all of which we manage. Our communities contain modern housing units and are supported by a resident assistant system and other student-oriented programming, with many offering resort-style amenities.

As of December 31, 2009, our property portfolio included 81 wholly-owned properties, which consisted of 79 owned off-campus properties that are in close proximity to 59 colleges and universities in 23 states and two owned on-campus properties. The net operating income of these student housing communities, which is one of the financial measures that we use to evaluate community performance, is affected by the demand and supply dynamics within our markets, which drives our rental rates and occupancy levels and is affected by our ability to control operating costs. Our overall operating performance is also impacted by the general availability and cost of capital and the performance of our newly developed and acquired student housing communities. Our primary business objectives are to create long-term stockholder value by accessing capital on cost effective terms, deploying that capital to develop, redevelop and acquire student housing communities and selling communities when they no longer meet our long-term investment strategy and when market conditions are favorable.

The construction of our two owned on-campus properties was funded with our equity through the ACE program which enables colleges and universities to preserve their credit capacity to fund core academic infrastructure. Each of these properties operate under a ground/facility lease with a related university system.

Additionally, we participate with two university systems in the ownership of four on-campus properties under long-term ground/facility leases; we refer to these properties as our "on-campus participating properties."

Third-Party Development and Management Services

We also provide development and construction management services for student housing properties owned by universities, 501(c) 3 foundations and others. Our clients have included some of the nation's most prominent systems of higher education, including the State University of New York System, the University of California System, the University of Houston System, the Texas A&M University System, the Texas State University System, the University of Georgia System, the University of North Carolina System, the Purdue University System, the University of Colorado System, and the West Virginia University System. We have developed student housing properties for these clients and a majority of the time have been retained to manage these properties following their opening. Since 1996, we have developed and assisted in securing financing for 35 third-party student housing properties. As of December 31, 2009, we were under contract on three projects that are currently in progress and whose fees range from $2.5 million to $7.6 million. As of December 31, 2009, fees of approximately $2.8 million remained to be earned by us with respect to these projects, which have scheduled completion dates of March 2010 through August 2011.

As of December 31, 2009, we owned a noncontrolling interest in two joint ventures that owned an aggregate of 20 student housing properties with approximately 11,300 beds in approximately 3,400 units. We also provided third-party management and leasing services for 31 properties that represented approximately 23,300 beds in approximately 9,100 units, five of which we developed. Our third-party management and leasing services are typically provided pursuant to multi-year management contracts that have an initial term that ranges from one to five years. As of December 31, 2009, our total owned, joint venture and third-party managed portfolio was comprised of 136 properties that represented approximately 86,700 beds in approximately 29,500 units.

We believe that the ownership and operation of student housing communities in close proximity to selected colleges and universities presents an attractive long-term investment opportunity for our investors. We intend to continue to execute our strategy of identifying existing differentiated, typically highly amenitized, student housing communities or development opportunities in close proximity to university campuses with high barriers to entry which are projected to experience substantial increases in enrollment and/or are under-serviced in terms of existing on and/or off-campus student housing. While fee revenue from our third-party development, construction management and property management services allows us to develop strong and key relationships with colleges and universities, this area has over time become a smaller portion of our operations due to the continued focus on and growth of our wholly-owned property portfolio. Nevertheless, we believe these services continue to provide synergies with respect to our ability to identify, close, and successfully operate student housing properties.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions in certain circumstances that affect amounts reported in our consolidated and combined financial statements and related notes. In preparing these financial statements, management has utilized all available information, including its past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments of certain amounts included in the consolidated and combined financial statements, giving due consideration to materiality. It is possible that the ultimate outcome anticipated by management in formulating its estimates may not be realized. Application of the critical accounting policies below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies in similar businesses may utilize different estimation policies and methodologies, which may impact the comparability of our results of operations and financial condition to those companies.

Revenue and Cost Recognition of Third-Party Development and Management Services

Development revenues are generally recognized based on a proportionate performance method based on contract deliverables, while construction revenues are recognized using the percentage of completion method, as determined by construction costs incurred relative to total estimated construction costs. Costs associated with such projects are deferred and recognized in relation to the revenues earned on executed contracts. For projects where our fee is based on a fixed price, any cost overruns incurred during construction, as compared to the original budget, will reduce the net fee generated on those projects. Incentive fees are generally recognized when the project is complete and performance has been agreed upon by all

parties, or when performance has been verified by an independent third-party.

We also evaluate the collectibility of fee income and expense reimbursements generated through the provision of development and construction management services based upon the individual facts and circumstances, including the contractual right to receive such amounts in accordance with the terms of the various projects, and reserve any amounts that are deemed to be uncollectible.

Pre-development expenditures such as architectural fees, permits and deposits associated with the pursuit of third-party and owned development projects are expensed as incurred, until such time that management believes it is probable that the contract will be executed and/or construction will commence. Because we frequently incur these pre-development expenditures before a financing commitment and/or required permits and authorizations have been obtained, we bear the risk of loss of these pre-development expenditures if financing cannot ultimately be arranged on acceptable terms or we are unable to successfully obtain the required permits and authorizations. As such, management evaluates the status of third-party and owned projects that have not yet commenced construction on a periodic basis and expenses any deferred costs related to projects whose current status indicates the commencement of construction is unlikely and/or the costs may not provide future value to us in the form of revenues. Such write-offs are included in third-party development and management services expenses (in the case of third-party development projects) or general and administrative expenses (in the case of owned development projects) on the accompanying consolidated statements of operations.

Third-party management fees are generally received and recognized on a monthly basis and are computed as a percentage of property receipts, revenues or a fixed monthly amount, in accordance with the applicable management contract. Incentive management fees are recognized when the contractual criteria have been met.

Student Housing Rental Revenue Recognition and Accounts Receivable

Student housing rental revenue is recognized on a straight-line basis over the term of the contract. Ancillary and other property related income is recognized in the period earned. In estimating the collectibility of our accounts receivable, we analyze the aging of resident receivables, historical bad debts, and current economic trends. These estimates have a direct impact on our net income, as an increase in our allowance for doubtful accounts reduces our net income.

Allocation of Fair Value to Acquired Properties

The price that we pay to acquire a property is impacted by many factors, including the condition of the buildings and improvements, the occupancy of the building, favorable or unfavorable financing, and numerous other factors. Accordingly, we are required to make subjective assessments to allocate the purchase price paid to acquire investments in real estate among the assets acquired and liabilities assumed based on our estimate of the fair values of such assets and liabilities. This includes, among other items, determining the value of the buildings and improvements, land, in-place tenant leases, and any debt assumed from the seller. Each of these estimates requires a great deal of judgment and some of the estimates involve complex calculations. Our calculation methodology is summarized in Note 2 to our consolidated financial statements contained in Item 8 herein. These allocation assessments have a direct impact on our results of operations because if we were to allocate more value to land there would be no depreciation with respect to such amount or if we were to allocate more value to the buildings as opposed to allocating to the value of in-place tenant leases, this amount would be recognized as an expense over a much longer period of time, since the amounts allocated to buildings are depreciated over the estimated lives of the buildings whereas amounts allocated to in-place tenant leases are amortized over the terms of the leases (generally less than one year).

Long-Lived Assets–Impairment

On a periodic basis, management is required to assess whether there are any indicators that the value of our real estate properties may be impaired. A property's value is considered impaired if management's estimate of the aggregate future undiscounted cash flows to be generated by the property are less than the carrying value of the property. These estimates of cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property, thereby reducing our net income.

Outperformance Bonus Plan

The Outperformance Bonus Plan was adopted upon consummation of our IPO in August 2004, and consisted of awards to key employees equal to the value of 367,682 shares of our common stock. Compensation related to these awards was not recorded until 2007 when management determined that certain of the required performance measures were probable of achievement. Such awards vested on the third anniversary of the IPO (August 2007), upon our achievement of specified

performance measures. Upon vesting, the Compensation Committee of the Board of Directors exercised its permitted discretion and granted 132,400 of the awards to selected recipients in the form of profits interest units ("PIUs"), with the remainder of the awards paid in cash in the amount of $6.7 million. A compensation charge of approximately $10.4 million was recorded during the year ended December 31, 2007, to reflect the value of such awards.

Capital Expenditures

We distinguish between capital expenditures necessary for the ongoing operations of our properties and acquisition-related improvements incurred within one to two years of acquisition of the related property. (Acquisition-related improvements are expenditures that have been identified at the time the property is acquired, and which we intended to incur in order to position the property to be consistent with our physical standards). We capitalize non-recurring expenditures for additions and betterments to buildings and land improvements. In addition, we generally capitalize expenditures for exterior painting, roofing, and other major maintenance projects that substantially extend the useful life of the existing assets. The cost of ordinary repairs and maintenance that do not improve the value of an asset or extend its useful life are charged to expense when incurred. Planned major repair, maintenance and improvement projects are capitalized when performed. In some circumstances, lenders require us to maintain a reserve account for future repairs and capital expenditures. These amounts are classified as restricted cash on the accompanying consolidated balance sheets, as the funds are not available to us for current use.

Results of Operations

Comparison of the Years Ended December 31, 2009 and December 31, 2008

The following table presents our results of operations for the years ended December 31, 2009 and 2008, including the amount and percentage change in these results between the two periods.

	Year Ended December 31, 2009	Year Ended December 31, 2008	Change ($)	Change (%)
Revenues:				
Wholly-owned properties	$ 271,938	$ 194,701	$ 77,237	39.7%
On-campus participating properties	22,727	22,042	685	3.1%
Third-party development services	5,015	7,922	(2,907)	(36.7 %)
Third-party management services	8,795	6,578	2,217	33.7%
Resident services	1,115	2,336	(1,221)	(52.3%)
Total revenues	**309,590**	**233,579**	**76,011**	**32.5%**
Operating expenses:				
Wholly-owned properties	132,965	101,804	31,161	30.6%
On-campus participating properties	10,200	10,771	(571)	(5.3%)
Third-party development and management services	11,250	11,123	127	1.1%
General and administrative	10,955	11,274	(319)	(2.8%)
Depreciation and amortization	76,201	56,853	19,348	34.0%
Ground/facility leases	2,107	1,778	329	18.5%
Total operating expenses	**243,678**	**193,603**	**50,075**	**25.9%**
Operating income	**65,912**	**39,976**	**25,936**	**64.9%**
Nonoperating income and (expenses):				
Interest income	120	1,131	(1,011)	(89.4%)
Interest expense	(62,747)	(49,497)	(13,250)	26.8%
Amortization of deferred financing costs	(3,466)	(2,563)	(903)	35.2%
Loss from unconsolidated joint ventures	(2,073)	(1,619)	(454)	28.0%
Other nonoperating income	402	486	(84)	(17.3%)
Total nonoperating expenses	**(67,764)**	**(52,062)**	**(15,702)**	**30.2%**
Loss before income taxes and discontinued operations	(1,852)	(12,086)	10,234	(84.7%)
Income tax provision	(540)	(388)	(152)	39.2%
Loss from continuing operations	(2,392)	(12,474)	10,082	(80.8%)
Discontinued operations:				
Loss attributable to discontinued operations	(710)	(345)	(365)	105.8%
Loss from disposition of real estate	(9,358)	-	(9,358)	100.0%
Total discontinued operations	(10,068)	(345)	(9,723)	2,818.3%
Net loss	**(12,460)**	**(12,819)**	**359**	**(2.8%)**
Income attributable to noncontrolling interests	(380)	(236)	(144)	61.0%
Net loss attributable to common shareholders	**$ (12,840)**	**$ (13,055)**	**$ 215**	**(1.6%)**

Wholly-Owned Properties Operations

Revenues from our wholly-owned properties for the year ended December 31, 2009 compared to the year ended December 31, 2008 increased by $77.2 million primarily due to the acquisition of GMH's student housing business in June 2008, the completion of construction and opening of Vista del Sol and Villas at Chestnut Ridge in August 2008, and the completion of construction and opening of Barrett Honors College in August 2009. Operating expenses increased approximately $31.2

million for the year ended December 31, 2009 as compared to the prior year, primarily due to the same factors which affected the increase in revenues.

New Property Operations. For the year ended December 31, 2009, the GMH student housing properties contributed an additional $55.6 million of revenues and an additional $24.6 million of operating expenses. In addition, we acquired two properties in February 2008: Pirate's Place, located near the campus of East Carolina University in Greenville, North Carolina, and Sunnyside Commons, located near the campus of West Virginia University in Morgantown, West Virginia. In August 2008, we completed construction of and opened Vista del Sol and Villas at Chestnut Ridge, and in August 2009 we completed construction of and opened Barrett Honors College. These five non-GMH new properties contributed an additional $18.1 million of revenues and an additional $5.4 million of operating expenses during the year ended December 31, 2009 as compared to the year ended December 31, 2008.

Same Store Property Operations (Excluding New Property Activity). We had 37 properties containing 20,000 beds which were operating during both the years ended December 31, 2009 and 2008. These properties produced revenues of $130.5 million and $128.2 million during the years ended December 31, 2009 and 2008, respectively, an increase of $2.3 million. This increase was primarily due to an increase in average rental rates during the year ended December 31, 2009 as compared to the prior year, in addition to an increase in average occupancy from 95.1% during the year ended December 31, 2008 to 95.5% during the year ended December 31, 2009. Future revenues will be dependent on our ability to maintain our current leases in effect for the 2009/2010 academic year and our ability to obtain appropriate rental rates and desired occupancy for the 2010/2011 academic year at our various properties during our leasing period, which typically begins in January and ends in August.

At these existing same store properties, operating expenses increased from $60.1 million for the year ended December 31, 2008 to $61.2 million for the year ended December 31, 2009, an increase of $1.1 million. This increase was primarily due to an increase in marketing costs incurred to stimulate leasing velocity for the 2009/2010 academic year. We anticipate that operating expenses for our same store property portfolio in 2010 will increase slightly as compared with 2009 as a result of expected increases in utility costs, employee benefit costs, property taxes and general inflation.

On-Campus Participating Properties ("OCPP") Operations

We had four participating properties containing 4,519 beds which were operating during both the years ended December 31, 2009 and 2008. Revenues from our participating properties increased to $22.7 million during the year ended December 31, 2009 from $22.0 million for the year ended December 31, 2008, an increase of $0.7 million. This increase was primarily a result of an increase in average rental rates during the year ended December 31, 2009 as compared to the prior year.

At these properties, operating expenses decreased from $10.8 million for the year ended December 31, 2008 to $10.2 million for the year ended December 31, 2009, a decrease of $0.6 million. This decrease was primarily due to hurricane costs incurred during the year ended December 31, 2008 that were not incurred in the current year. We anticipate that operating expenses in 2010 will increase slightly as compared with 2009 as a result of expected increases in utility costs, employee benefit costs and general inflation.

Third Party Development Services Revenue

Third party development services revenue decreased by $2.9 million, from $7.9 million during the year ended December 31, 2008 to $5.0 million for the year ended December 31, 2009. This decrease was primarily related to the closing and commencement of construction of the University of California, Irvine Phase III project in August 2008, which contributed an additional $2.2 million to third party development services revenue during the year ended December 31, 2008 compared to the year ended December 31, 2009. In addition, the University of Hawaii – Manoa and Concordia University projects were completed in August 2008 and closing and commencement of construction occurred for The Highlands at Edinboro University of Pennsylvania project in February 2008. These three projects combined contributed $2.4 million of additional third party development services revenue during the year ended December 31, 2008 as compared to the year ended December 31, 2009. These decreases were offset by the commencement of construction of the Cleveland State University Phase II project in August 2009, which resulted in $1.5 million in third party development services revenue recognized during the year ended December 31, 2009. Closing of third-party development services projects during 2010 will be dependent upon the Company's university clients obtaining project financing, which has been adversely affected by current capital market conditions.

Development services revenues are dependent on our ability to successfully be awarded such projects, the amount of the contractual fee related to the project and the timing and completion of the development and construction of the project. In addition, to the extent projects are completed under budget, we may be entitled to a portion of such savings, which are recognized as revenue when performance has been agreed upon by all parties, or when performance has been verified by an

independent third-party. It is possible that projects for which we have deferred pre-development costs will not close and that we will not be reimbursed for such costs. The pre-development costs associated therewith will ordinarily be charged against income for the then-current period.

Third Party Management Services Revenue

Third party management services revenues increased by $2.2 million from $6.6 million for the year ended December 31, 2008 to $8.8 million for the year ended December 31, 2009. This increase was primarily due to an additional $1.6 million in management fees recognized during the year ended December 31, 2009 from third party management contracts assumed as part of the GMH acquisition in June 2008, including 20 properties owned in two joint ventures with Fidelity in which we have a 10% interest. Additionally, we assumed management of four properties located in Canada, which contributed an additional $0.2 million of third party management services revenue for the year ended December 31, 2009. Finally, during 2008 and 2009 we assumed management of additional phases at our Hampton Roads military housing project, which also contributed an additional $0.2 million of third party management services revenue during the year ended December 31, 2009. We anticipate that third-party management services revenues in 2010 will increase as compared with 2009 as a result of new contracts obtained during 2009 and contracts anticipated to commence in 2010.

Resident Services Revenue

Revenue from resident services represents certain services and resident amenities deemed to be noncustomary for a property's geographic region that are required under federal tax laws to be provided by our TRS entities. Resident services revenues decreased approximately $1.2 million, from $2.3 million for the year ended December 31, 2008 to $1.1 million for the year ended December 31, 2009. This decrease was primarily due to a decrease in the type and level of such services provided during the year ended December 31, 2009 as compared to the prior year.

Third Party Development and Management Services Expenses

Third party development and management services expenses increased by $0.1 million, from $11.1 million during the year ended year ended December 31, 2008 to $11.2 million for the year ended December 31, 2009. This increase was primarily due to an increase in payroll and related costs as a result of an increase in activity for potential ACE projects and new management contracts assumed from GMH. Third-party development and management services expenses for 2010 will be dependent on the level of awards we pursue, the level of new management contracts obtained, and as previously mentioned, any pre-development costs charged against income for projects which do not close.

General and Administrative

General and administrative expenses decreased approximately $0.3 million, from $11.3 million during the year ended December 31, 2008 to $11.0 million for the year ended December 31, 2009. This decrease was primarily due to merger costs incurred during the year ended year ended December 31, 2008 related to our acquisition of GMH in June 2008. We anticipate general and administrative expenses to increase in 2010 as a result of an increase in employee benefit costs and general inflation.

Depreciation and Amortization

Depreciation and amortization increased by $19.3 million, from $56.9 million during the year ended December 31, 2008 to $76.2 million for the year ended December 31, 2009. This increase was primarily due to the acquisition of the GMH student housing business in June 2008, which contributed an additional $14.1 million to depreciation and amortization expense for the year ended December 31, 2009, of which $0.7 million related to the valuation assigned to in-place leases for such properties. The increase was also due to the completion of construction and opening of Vista del Sol and Villas at Chestnut Ridge in August 2008 and Barrett Honors College in August 2009, which contributed an additional $4.5 million to depreciation and amortization expense for the year ended December 31, 2009. We expect depreciation and amortization expense to decrease in 2010 as a result of the value assigned to in-place leases at the time of the GMH acquisition being fully amortized in 2009, which should be slightly offset by increased depreciation on both Barrett Honors College, placed in service during 2009, and renovations during 2009 at several GMH properties.

Ground Lease Expense

Ground lease expense increased $0.3 million from $1.8 million during the year ended December 31, 2008 to $2.1 million for the year ended December 31, 2009, primarily due to ground/facility lease costs incurred for Vista del Sol and Barrett Honors College, which completed construction and opened in August 2008 and August 2009, respectively. We expect ground lease

expense in 2010 to increase slightly due to anticipated improved operating results of the on-campus participating properties which should increase our portion of cash flow available for distribution.

Interest Income

Interest income decreased by $1.0 million, from $1.1 million for the year ended December 31, 2008 to $0.1 million for the year ended December 31, 2009. This decrease was primarily due to interest earned on proceeds from our April 2008 equity offering, which were not utilized until the closing of our acquisition of GMH in June 2008, as well as a decrease in interest rates during the year ended December 31, 2009 as compared to the prior year.

Interest Expense

Interest expense increased $13.2 million, from $49.5 million during the year ended December 31, 2008 to $62.7 million for the year ended December 31, 2009. This increase was primarily due to $598.8 million of mortgage debt assumed from GMH in June 2008, which contributed an additional $12.8 million of interest expense for the year ended December 31, 2009. We also incurred an additional $0.9 million of interest expense during the year ended December 31, 2009 related to the senior secured term loan entered into in May 2008, as well as an additional $0.8 million of interest expense related to the $125 million secured Freddie Mac revolving credit facility entered into in September 2009. These increases were offset by a $1.8 million decrease to interest expense related to the pay-off of $80.8 million of mortgage loans during the year ended December 31, 2009. Assuming that variable interest rates only increase slightly during 2010, we expect interest expense in 2010 to be consistent with 2009 due to the pay-off of mortgage debt scheduled to mature in 2010, which would be offset by additional interest expense incurred on anticipated borrowings from our corporate-level debt.

Amortization of Deferred Financing Costs

Amortization of deferred financing costs increased approximately $0.9 million from $2.6 million during the year ended December 31, 2008 to $3.5 million for the year ended December 31, 2009, primarily due to the amortization of additional finance costs incurred to assume debt on properties acquired from GMH, the senior secured term loan entered into in May 2008, and the Freddie Mac revolving credit facility entered into in September 2009. We anticipate that amortization of deferred financing costs will increase in 2010 due to the refinancing of our existing secured revolving credit facility in August 2009, and the secured agency facility entered into in September 2009.

Loss from Unconsolidated Joint Ventures

Loss from unconsolidated joint ventures represents our share of the net loss from the Hampton Roads military housing joint venture in which we have a minimal economic interest, as well as our 10% share of the loss from two joint ventures owning 20 properties formed or assumed as part of our acquisition of GMH in June 2008.

Loss from unconsolidated joint ventures increased approximately $0.5 million from $1.6 million during the year ended December 31, 2008 to $2.1 million for the year ended December 31, 2009. This increase was primarily due to the loss from the two joint ventures formed or assumed as part of our acquisition of GMH in June 2008.

Income Tax Provision

The Company's provision for income taxes increased by $0.1 million, from $0.4 million for the year ended December 31, 2008 to $0.5 million for the year ended December 31, 2009. This increase was primarily a result of additional state tax liabilities accrued related to the acquisition of the GMH portfolio in June 2008.

Discontinued Operations

Riverside Estates, a wholly-owned property, was sold in December 2009 for $18.2 million and the resulting loss from disposition of $9.4 million is included in discontinued operations for the year ended December 31, 2009. In addition, as part of the acquisition of GMH on June 11, 2008, the Company acquired two properties (The Courtyards and The Verge) that were under contract to be sold as of such date. The Courtyards was sold in July 2008 for approximately $17.4 million, and The Verge was sold in August 2008 for approximately $36.4 million. There was no gain or loss recorded on these dispositions for book purposes. The net loss attributable to these three properties is included in discontinued operations for the years ended December 31, 2009 and 2008. Refer to Note 6 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 herein for a table summarizing the results of operations of the properties sold during the years ended December 31, 2009 and 2008.

Noncontrolling Interests

Noncontrolling interests represent holders of common and preferred units in our Operating Partnership as well as certain third-party partners in joint ventures consolidated by us for financial reporting purposes. Accordingly, these external partners are allocated their share of income/loss during the respective reporting periods. See Note 9 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 herein for a detailed discussion of noncontrolling interests.

Comparison of the Years Ended December 31, 2008 and December 31, 2007

The following table presents our results of operations for the years ended December 31, 2008 and 2007, including the amount and percentage change in these results between the two periods.

	Year Ended December 31,			
	2008	2007	Change($)	Change(%)
Revenues:				
Wholly-owned properties	$ 194,701	$ 116,286	$ 78,415	67.4%
On-campus participating properties	22,042	20,966	1,076	5.1%
Third-party development services	7,922	5,490	2,432	44.3%
Third-party management services	6,578	2,821	3,757	133.2%
Resident services	2,336	1,572	764	48.6%
Total revenues	**233,579**	**147,135**	**86,444**	**58.8%**
Operating expenses:				
Wholly-owned properties	101,804	55,155	46,649	84.6%
On-campus participating properties	10,771	9,379	1,392	14.8%
Third-party development and management services	11,123	5,708	5,415	94.9%
General and administrative	11,274	17,660	(6,386)	(36.2%)
Depreciation and amortization	56,853	30,444	26,409	86.7%
Ground/facility lease	1,778	1,622	156	9.6%
Total operating expenses	**193,603**	**119,968**	**73,635**	**61.4%**
Operating income	**39,976**	**27,167**	**12,809**	**47.1%**
Nonoperating income and (expenses):				
Interest income	1,131	1,477	(346)	(23.4%)
Interest expense	(49,497)	(27,871)	(21,626)	77.6%
Amortization of deferred financing costs	(2,563)	(1,340)	(1,223)	91.3%
Loss from unconsolidated joint ventures	(1,619)	(108)	(1,511)	1,399.1%
Other nonoperating income	486	-	486	100.0%
Total nonoperating expenses	**(52,062)**	**(27,842)**	**(24,220)**	**87.0%**
Loss before income taxes and discontinued operations	(12,086)	(675)	(11,411)	1,690.5%
Income tax provision	(388)	(756)	368	(48.7%)
Loss from continuing operations	(12,474)	(1,431)	(11,043)	771.7%
Loss from discontinued operations	(345)	-	(345)	100.0%
Net loss	**(12,819)**	**(1,431)**	**(11,388)**	**795.8%**
Income attributable to noncontrolling interests	(236)	(255)	19	(7.5%)
Net loss attributable to common shareholders	**$ (13,055)**	**$ (1,686)**	**$ (11,369)**	**674.3%**

Wholly-Owned Properties Operations

Revenues from our wholly-owned properties increased by $78.4 million in 2008 as compared to 2007 primarily due to the acquisition of GMH's student housing business in June 2008, the acquisition of two properties during the first quarter 2008, the completion of construction and opening of Vista del Sol and Villas at Chestnut Ridge in August 2008, and the completion of construction and opening of University Centre in August 2007. Operating expenses increased by approximately $46.6 million in 2008 compared to 2007, primarily due to the same factors which affected the increase in revenues.

New Property Operations. On June 11, 2008, we acquired GMH's student housing business, including 42 properties containing 24,939 beds located in various markets throughout the country. Of the 42 properties acquired, two were under contract to be sold on the acquisition date and were sold in July and August 2008 and another property was sold on December 31, 2009. The sold properties' net loss through the date of disposition is reflected as discontinued operations for 2008. During 2008, the remaining 39 properties acquired from GMH contributed an additional $59.5 million of revenues and an

additional $38.3 million of operating expenses. In addition, we acquired two properties in February 2008, Pirate's Place and Sunnyside Commons. In August 2008, we completed construction of and opened Vista del Sol and Villas at Chestnut Ridge. Additionally, in August 2007, we completed construction of and opened University Centre, serving students attending Rutgers University, NJIT and various surrounding educational institutions. These non-GMH new properties contributed an additional $16.1 million of revenues and an additional $6.2 million of operating expenses during 2008 as compared to 2007.

Same Store Property Operations (Excluding New Property Activity). We had 32 properties containing 16,440 beds which were operating during both 2008 and 2007. These properties produced revenues of $106.2 million and $102.6 million during 2008 and 2007, respectively, an increase of $3.6 million. This increase was primarily due to an increase in average rental rates during 2008 as compared to 2007. The average occupancy for this group of properties remained relatively flat at 96.9% for both 2008 and 2007.

At these same store properties, operating expenses increased by $2.1 million, to $49.0 million in 2008 as compared to $46.9 million in 2007. This increase was primarily due to marketing costs, costs associated with the 2008 hurricane season, property taxes, and utilities.

On-Campus Participating Properties ("OCPP") Operations

Same Store OCPP Operations. We had four participating properties containing 4,519 beds which were operating during both 2008 and 2007. Revenues from our same store participating properties increased to $22.0 million in 2008 from $21.0 million in 2007, an increase of $1.0 million. This increase was primarily due to an increase in average rental rates, offset by a decrease in average occupancy from 78.2% in 2007 to 73.7% in 2008.

At these properties, operating expenses increased to $10.8 million in 2008 from $9.4 million in 2007, an increase of $1.4 million. This increase was primarily due to costs associated with the 2008 hurricane season and utilities.

Third-Party Development Services Revenue

Third-party development services revenue increased by $2.4 million from $5.5 million in 2007 to $7.9 million in 2008. This increase was primarily due to projects with larger fees in progress during 2008 as compared to 2007. We had six projects in progress during 2008 with an average contractual fee of approximately $3.1 million, as compared to 2007 during which we had seven projects in progress with an average contractual fee of approximately $1.7 million.

Third-Party Management Services Revenue

Third-party management services revenues increased by $3.8 million from $2.8 million in 2007 to $6.6 million in 2008. This increase was primarily due to an additional $2.5 million in management fees recognized during 2008 from third party management contracts assumed as part of the GMH acquisition, including 21 properties owned in two joint ventures in which we have a 10% interest. The remainder of the increase was primarily the result of the commencement of five management contracts in the fourth quarter of 2007 and the commencement of six management contracts in the second quarter of 2008.

Resident Services

Revenue from resident services increased approximately $0.7 million from $1.6 million in 2007 to $2.3 million in 2008. This increase was primarily due to additional revenue earned during 2008 from the acquired properties discussed above and the timing of completion of construction and opening of wholly-owned properties.

Third Party Development and Management Services Expenses

Third party development and management services expenses increased by $5.4 million, from $5.7 million in 2007 to $11.1 million in 2008. This increase was primarily due to an increase in payroll and related costs as a result of an increase in activity for potential ACE projects and new management contracts assumed from GMH.

General and Administrative

General and administrative expenses decreased approximately $6.4 million, from $17.7 million in 2007 to $11.3 million in 2008. This decrease was primarily due to a $10.4 million compensation charge recorded in 2007 related to the Company's 2004 Outperformance Bonus Plan. This decrease was offset by additional transition and integration expenses related to the acquisition of GMH and additional staffing, benefits, rent and public company costs related to both the GMH acquisition and company growth experienced during 2008.

Depreciation and Amortization

Depreciation and amortization increased approximately $26.4 million from $30.4 million in 2007 to $56.8 million in 2008. This increase was primarily due to the acquisition of the GMH student housing business in June 2008, the acquisition of two properties during the first quarter 2008, the completion of construction and opening of Vista del Sol and Villas at Chestnut Ridge in August 2008, and the completion of construction and opening of University Centre in August 2007. The GMH properties contributed an additional $22.0 million to depreciation expense in 2008, of which $8.7 million related to the valuation assigned to in-place leases for such properties.

Amortization of deferred financing costs increased approximately $1.2 million from $1.3 million in 2007 to $2.5 million in 2008, primarily due to the amortization of additional finance costs incurred to assume debt on properties acquired from GMH and the senior secured term loan entered into in May 2008.

Ground Lease Expense

Ground lease expense increased by $0.2 million, from $1.6 million in 2007 to $1.8 million in 2008, primarily due to ground/facility lease costs incurred for Vista del Sol which completed construction and opened in August 2008.

Interest Income

Interest income decreased by approximately $0.4 million, from $1.5 million in 2007 to $1.1 million in 2008. This decrease was primarily due to interest earned during 2007 on the remaining proceeds from our September 2006 equity offering and net proceeds from the disposition of an owned off-campus property in December 2006, which was offset by interest earned during 2008 on proceeds from our April 2008 equity offering.

Interest Expense

Interest expense increased approximately $21.6 million, from $27.9 million in 2007 to $49.5 million in 2008. This increase was primarily due to $598.8 million of mortgage debt assumed from GMH in June 2008 at a weighted average rate of 5.43% (including a net discount of $9.4 million to reflect the fair market value of debt assumed.) The debt assumed for properties acquired from GMH contributed an additional $17.4 million of interest expense in 2008. We also incurred an additional $2.4 million of interest expense related to the senior secured term loan entered into in May 2008 to fund a portion of the cash consideration paid in our acquisition of GMH. An additional $1.9 million of interest expense was incurred during 2008 related to the loans for Vista del Sol and Villas at Chestnut Ridge, which completed construction and were placed into service in August 2008. Acquisitions during 2007 and 2008 also contributed an additional $0.9 million of interest expense during 2008. These increases were offset by a decrease in interest expense of approximately $0.4 million associated with the pay-down of the construction loan for University Centre in October 2007, as well as a decrease of approximately $0.2 million associated with a lower interest rate incurred on our variable rate revolving credit facility.

Loss from unconsolidated joint ventures

Loss from unconsolidated joint ventures represents our share of the net income (loss) from the Hampton Roads military housing joint venture in which we have a minimal economic interest, as well as our 10 % share of the income (loss) from two joint ventures owning 21 properties formed or assumed as part of our acquisition of GMH in June 2008.

The loss from unconsolidated joint ventures of $1.6 million for 2008 was primarily due to the loss from a 15-property joint venture entered into in connection with our acquisition of GMH. The joint venture recognized a net loss for 2008 primarily because of the amortization recorded on the value assigned to in-place leases on the joint venture formation date. In addition, this 15-property joint venture includes two properties located in Louisiana that incurred significant maintenance costs during 2008 associated with the hurricane season.

Other Nonoperating Income

Other nonoperating income of $0.5 million for 2008 represents tax incentive amounts received in cash during the period related to a property we acquired in February 2007 located in Ypsilanti, Michigan. Upon acquisition of this property, any future potential benefit of such tax incentive was assumed from the seller.

Income Tax Provision

The provision for income taxes decreased by $0.4 million, from $0.8 million in 2007 to $0.4 million in 2008. This decrease was primarily related to the write-off of the Company's deferred tax asset in the amount of $0.5 million during 2007 in order to account for the tax impact of the 2004 Outperformance Bonus Plan.

Cash Flows

Comparison of Years Ended December 31, 2009 and December 31, 2008

Operating Activities

For the year ended December 31, 2009, net cash provided by operating activities was approximately $79.6 million, as compared to $32.9 million for the year ended December 31, 2008, an increase of $46.7 million. This increase was primarily due to operating cash flows provided from the timing of the acquisition of the GMH student housing business on June 11, 2008 and the completion of construction and opening of Vista del Sol and Villas at Chestnut Ridge in August 2008 and Barrett Honors College in August 2009.

Investing Activities

Investing activities utilized $122.1 million and $432.4 million for the years ended December 31, 2009 and 2008, respectively. The $310.3 million decrease in cash utilized in investing activities during the year ended December 31, 2009 related primarily to a $276.5 million decrease in the use of cash to acquire properties and undeveloped land. We acquired a total of 44 properties during the year ended December 31, 2008 and no properties during the year ended December 31, 2009. In June 2008, we used approximately $269.4 million of cash to acquire the GMH student housing business, including 42 properties containing 24,939 beds located in various markets throughout the country. We also experienced a $50.5 million decrease in cash used to fund the construction of our wholly-owned development properties. During the year ended December 31, 2009, one wholly-owned property was under development, which was completed and opened for occupancy in August 2009, while three properties were under development during the year ended December 31, 2008, two of which were completed and opened for occupancy in August 2008. These decreases in cash utilized in investing activities were offset by a $25.6 million increase in cash used for capital expenditures at our wholly-owned properties during the year ended December 31, 2009, as we continued with renovations at several GMH properties. For the years ended December 31, 2009, 2008 and 2007, our cash utilized in investing activities was comprised of the following:

	Year Ended December 31,		
	2009	**2008**	**2007**
Property dispositions	$ 1,485	$ 4,418	$ -
Property and land acquisitions	(7,385)	(283,871)	(53,205)
Capital expenditures for on-campus participating properties	(739)	(719)	(480)
Capital expenditures for wholly-owned properties	(40,992)	(15,346)	(8,097)
Investments in wholly-owned properties under development	(73,737)	(124,224)	(123,723)
Purchase of corporate furniture, fixtures, and equipment	(606)	(2,178)	(486)
Investment in unconsolidated joint ventures	(401)	(10,610)	(1,600)
Distributions received from unconsolidated joint ventures	250	120	-
Total	**$ (122,125)**	**$ (432,410)**	**$ (187,591)**

Financing Activities

Cash provided by financing activities totaled $83.1 million and $413.1 million for the years ended December 31, 2009 and 2008, respectively. The $330.0 million decrease in cash provided by financing activities was primarily a result of the following: (i) the May 2009 equity offering which raised $198.3 million, net of offering costs, as compared to $252.2 million, net of offering costs, raised in our April 2008 equity offering; (ii) the $100 million senior secured term loan which was fully funded on June 11, 2008, the proceeds of which were used to pay a portion of the cash consideration for the acquisition of GMH; (iii) the contribution of 15 GMH student housing properties in 2008 to a joint venture in which we received $74.4 million in proceeds and retained a 10% equity interest in the joint venture; (iv) a $75.8 million decrease in proceeds from construction loans used to fund the construction of Vista del Sol, an owned ACE development property, and Villas at Chestnut Ridge, an owned off-campus development property, which both opened for occupancy in August 2008; (v) the pay-off of $110.9 million in mortgage and construction loan debt that matured during the year ended December 31, 2009, as compared to the pay-off of $24.4 million in mortgage loan debt during the year ended December 31, 2008; (vi) a $74.2 million increase in proceeds (net of paydowns) received from our secured revolving credit facilities as a result of us closing a

$125 million secured agency facility in September 2009, of which we borrowed $94 million at closing; and (vii) a $13.9 million increase in distributions to stockholders as a result of issuances of common stock in our April 2008 and May 2009 equity offerings and as partial consideration for the acquisition of GMH in 2008.

Comparison of Years Ended December 31, 2008 and December 31, 2007

Operating Activities

For the year ended December 31, 2008, net cash provided by operating activities before changes in working capital accounts provided $50.3 million, as compared to $34.5 million for the year ended December 31, 2007, an increase of $15.8 million. Changes in working capital accounts utilized $17.5 million and $5.5 million for the years ended December 31, 2008 and 2007, respectively, an increase of $12.0 million. This increase in cash utilized for operating activities was primarily due to increased activity in accounts payable, accrued expenses, and lender escrow accounts resulting from the additional properties acquired from GMH and overall company growth.

Investing Activities

Investing activities utilized $432.4 million and $187.6 million for the years ended December 31, 2008 and 2007, respectively. The $244.8 million increase in cash utilized in investing activities during the year ended December 31, 2008 related primarily to a $230.7 million increase in the use of cash to acquire GMH in 2008 compared to the acquisition of four properties during 2007. We experienced a $7.8 million increase in cash used in 2008 for capital expenditures at our wholly-owned properties as we began renovations at several GMH properties. Finally, in connection with the acquisition of GMH, we contributed 15 GMH properties to a joint venture in exchange for cash and a 10% minority interest in the joint venture, and assumed GMH's 10% equity interest in an existing joint venture that owns six properties. These increases in cash utilized in investing activities were offset by proceeds received from the disposition of two properties in July and August 2008.

Financing Activities

Cash provided by financing activities totaled $413.1 million and $91.5 million for the years ended December 31, 2008 and 2007, respectively. The $321.6 million increase in cash provided by financing activities was a result of the following: (i) the April 2008 equity offering which raised $252.2 million, net of offering costs, as compared to $98.8 million, net of offering costs, raised in our October 2007 equity offering; (ii) the pay-off of a construction loan with $43.9 million of proceeds from our October 2007 equity offering; (iii) the $100 million senior secured term loan which was fully funded on June 11, 2008, the proceeds of which were used to pay a portion of the cash consideration for the acquisition of GMH; (iv) the contribution of 15 GMH student housing properties in 2008 to a joint venture in which we received $74.4 million in proceeds and retained a 10% equity interest in the joint venture; and (v) the $15.0 million increase in proceeds from construction loans used to fund the construction of Vista del Sol, an owned ACE development property, and Villas at Chestnut Ridge, an owned off-campus development property, which both opened for occupancy in August 2008. These increases were partially offset by the following: (i) the pay-off of $24.4 million in mortgage loan debt assumed in connection with the acquisition of GMH; (ii) a $17.7 million increase in distributions to stockholders as a result of our October 2007 and April 2008 equity offerings and the issuance of common stock as partial consideration for the acquisition of GMH in 2008; (iii) a $12.7 million decrease in our construction accounts payable balance as a result of the completion of Vista del Sol and Villas at Chestnut Ridge in August 2008; (iv) a $4.5 million decrease in proceeds (net of paydowns) received from our revolving credit facility; and (v) a $4.2 million increase in debt issuance and assumption costs associated with mortgage debt assumed in connection with acquisitions of properties and fees paid to obtain the secured term loan in May 2008.

Structure of Owned On-campus Properties

We have entered into two 65-year ground/facility leases (each with two ten-year extensions available) with a university system to finance, construct, and manage two student housing facilities. Under the terms of these ground/facility leases, the university system owns both the land and improvements, and we make annual minimum rent payments to the university system during the first five years of operation for one property and the first ten years of operation for the other property. In addition, we pay the university system variable rent payments based upon the operating performance of the properties.

Structure of On-campus Participating Properties

At our on-campus participating properties, the subject universities own both the land and improvements. We then have a leasehold interest under a ground/facility lease. Under the lease, we receive an annual distribution representing 50% of these properties' net cash available for distribution after payment of operating expenses (which includes our management fees), debt service (which includes repayment of principal) and capital expenditures. We also manage these properties under multi-year management agreements and are paid a management fee representing 5% of receipts.

We do not have access to the cash flows and working capital of these participating properties except for the annual net cash distribution as described above. Additionally, a substantial portion of these properties' cash flow is dedicated to capital reserves required under the applicable property indebtedness and to the amortization of such indebtedness. These amounts do not increase our economic interest in these properties since our interest, including our right to share in the net cash available for distribution from the properties, terminates upon the amortization of their indebtedness. Our economic interest in these properties is therefore limited to our interest in the net cash flow and management and development fees from these properties, as reflected in our calculation of Funds from Operations modified for the operational performance of on-campus participating properties ("FFOM") contained herein. Accordingly, when considering these properties' contribution to our operations, we focus upon our share of these properties' net cash available for distribution and the management fees that we receive from these properties, rather than upon their contribution to our gross revenues and expenses for financial reporting purposes.

The following table reflects the amounts related to our on-campus participating properties included in our consolidated financial statements for the years ended December 31, 2009, 2008, and 2007:

	Year Ended December 31,		
	2009	**2008**	**2007**
Revenues	$ 22,727	$ 22,042	$ 20,966
Direct operating expenses [1]	(9,650)	(10,073)	(8,701)
Amortization	(4,351)	(4,322)	(4,263)
Amortization of deferred financing costs	(180)	(185)	(189)
Ground/facility lease [2]	(1,086)	(1,401)	(1,622)
Net operating income	7,460	6,061	6,191
Interest income	42	206	359
Interest expense [3]	(6,183)	(6,166)	(6,225)
Net income	**$ 1,319**	**$ 101**	**$ 325**

(1) Excludes property management fees of $1.0 million for each of the years ended December 31, 2009, 2008, and 2007. This expense and the corresponding fee revenue recognized by us have been eliminated in consolidation. Also excludes allocation of expenses related to corporate management and oversight.

(2) Represents the universities' 50% share of the properties' net cash available for distribution after payment of operating expenses, debt service (including payment of principal) and capital expenditures.

(3) Debt service expenditures for these properties totaled $8.4 million for each of the years ended December 31, 2009, 2008 and 2007.

Liquidity and Capital Resources

Cash Balances and Liquidity

As of December 31, 2009, excluding our on-campus participating properties, we had $87.5 million in cash and cash equivalents and restricted cash as compared to $48.6 million in cash and cash equivalents and restricted cash as of December 31, 2008. Restricted cash primarily consists of escrow accounts held by lenders and resident security deposits, as required by law in certain states. This increase in cash and cash equivalents was primarily due to the completion of our equity offering in May 2009 and the closing of a $125 million secured agency facility in September 2009. Our May 2009 equity offering generated net proceeds of approximately $198.3 million. We used approximately $102.6 million of the offering proceeds to paydown the outstanding balance on our secured revolving credit facility and an additional $81.1 million of cash proceeds to pay-off mortgage and construction debt. In addition, we used these proceeds to fund development costs on our recently completed ACE property serving students at Arizona State University. Upon closing of our secured agency facility in September, we borrowed $94 million and used $27.5 million to paydown the outstanding balance on our secured revolving credit facility. Additionally, restricted cash as of December 31, 2009 also included $0.1 million of funds held in escrow in connection with potential development opportunities.

As of December 31, 2009, our short-term liquidity needs included, but were not limited to, the following: (i) anticipated distribution payments to our common and restricted stockholders totaling approximately $71.1 million based on an assumed annual cash distribution of $1.35 per share based on the number of our shares outstanding as of December 31, 2009, (ii) anticipated distribution payments to our Operating Partnership unitholders totaling approximately $1.8 million based on an assumed annual distribution of $1.35 per common unit of limited partnership interest ("Common Unit") and a cumulative preferential per annum cash distribution rate of 5.99% on our preferred units of limited partnership interest ("Series A

Preferred Units") based on the number of units outstanding as of December 31, 2009, (iii) payments of approximately $83.6 million of fixed-rate mortgage debt scheduled to mature during the next 12 months, and (iv) funds for capital improvements at acquired properties and other potential development projects. As of December 31, 2009, we had $100.0 million of outstanding variable rate construction debt scheduled to mature in December 2010. We expect to extend the maturity date into December 2011 by exercising the remaining 12-month extension option available to us. In August 2009, we amended our existing $160 million revolving credit facility to increase the size of the facility to $225 million, extend the maturity date through August 2012 and currently secure the facility with seven of our wholly-owned properties. In September 2009, we closed on a $125 million secured revolving credit facility with Freddie Mac. The facility has a five-year term and is currently secured by 11 of our wholly-owned properties. We expect to meet our short-term liquidity requirements by (i) borrowing under our existing secured revolving credit facilities discussed above, (ii) potentially disposing of properties depending on market conditions, and (iii) utilizing net cash provided by operations.

We may seek additional funds to undertake initiatives not contemplated by our business plan or obtain additional cushion against possible shortfalls. We also may pursue additional financing as opportunities arise. Future financings may include a range of different sizes or types of financing, including the incurrence of additional secured debt and the sale of additional debt or equity securities. These funds may not be available on favorable terms or at all. Our ability to obtain additional financing depends on several factors, including future market conditions, our success or lack of success in penetrating our markets, our future creditworthiness, and restrictions contained in agreements with our investors or lenders, including the restrictions contained in the agreements governing our revolving credit facilities and term loan. These financings could increase our level of indebtedness or result in dilution to our equity holders.

2009 Equity Offering

On May 11, 2009, we completed an equity offering, consisting of the sale of 9,775,000 shares of our common stock at a price of $21.25 per share, including 1,275,000 shares issued as a result of the exercise of the underwriters' overallotment option in full at closing. The offering generated gross proceeds of $207.7 million. The aggregate proceeds, net of the underwriting discount and expenses of the offering, were approximately $198.3 million.

Secured Revolving Credit Facility

In August 2009, the Operating Partnership renewed its revolving credit facility and increased the size of the facility from $160 million to $225 million. The facility may be expanded by up to an additional $75 million upon the satisfaction of certain conditions. The maturity date of the facility is August 14, 2012 and can be extended 12 months through August 2013. The facility is currently secured by seven of our wholly-owned properties.

Availability under the revolving credit facility is limited to an "aggregate borrowing base amount" equal to the lesser of (i) 50% to 65% of the value of certain properties, calculated as set forth in the credit facility, and (ii) the adjusted net operating income from these properties divided by a formula amount. The facility bears interest at a variable rate, at our option, based upon a base rate or one-, two-, or three-month LIBOR, with a LIBOR floor of 2.0%, plus, in each case, a spread based upon our total leverage. Additionally, we are required to pay an unused commitment fee of 0.35% per annum. In September 2009, we paid off the entire balance on the revolving credit facility using proceeds from the secured agency facility discussed below. As of December 31, 2009, availability under the facility totaled $155.0 million.

The terms of the facility include certain restrictions and covenants, which limit, among other items, the incurrence of additional indebtedness, liens, and the disposition of assets. The facility contains customary affirmative and negative covenants and also contains financial covenants that, among other things, require us to maintain certain minimum ratios of "EBITDA" (earnings before interest, taxes, depreciation and amortization) to fixed charges and total indebtedness. We may not pay distributions that exceed a specified percentage of funds from operations, as adjusted, for any four consecutive quarters. The financial covenants also include consolidated net worth and leverage ratio tests. As of December 31, 2009, we were in compliance with all such covenants.

Secured Agency Facility

In September 2009, we closed a $125 million secured revolving credit facility with a Freddie Mac lender. The facility has a five-year term and is currently secured by 11 properties referred to as the "Collateral Pool." The facility bears interest at one- or three-month LIBOR plus a spread that varies based on the debt service ratio of the Collateral Pool. Additionally, we are required to pay an unused commitment fee of 1.0% per annum. As of December 31, 2009, the balance outstanding on the facility totaled $94.0 million, bearing interest at a weighted average rate of 2.2%. The secured agency facility includes certain financial covenants which are the same as are required for the secured revolving credit facility, described above.

Senior Secured Term Loan

On May 23, 2008, the Operating Partnership obtained a $100 million senior secured term loan. The secured term loan has an initial term of 36 months and can be extended through May 2012 through the exercise of a 12-month extension period. The secured term loan bears interest at a variable rate, at our option, based upon a base rate or one-, two-, three-, or six-month LIBOR plus, in each case, a spread based upon our total leverage. On June 11, 2008, we borrowed in full from the secured term loan and used the proceeds to fund a portion of the total cash consideration for the GMH acquisition. As of December 31, 2009, the balance outstanding on the secured term loan was $100 million.

On February 23, 2009, we entered into two $50.0 million interest rate swap agreements effective March 20, 2009 through February 20, 2012, which are both used to hedge our exposure to fluctuations in interest payments on its LIBOR-based senior secured term loan. Under the terms of the two interest rate swap agreements, we pay an average fixed rate of 1.7925% and receive one-month LIBOR floating rate. As a result of these two interest rate swaps, we have effectively fixed the interest rate on our senior secured term loan to 3.55% as of December 31, 2009 (1.7925% + 1.75% spread). In the event that the swaps at any time have a negative fair value below a certain threshold level, we could be required to post cash into a collateral account pledged to the interest rate swap providers. As of December 31, 2009, we had deposited approximately $0.7 million into a collateral account related to one of the interest rate swaps. Refer to Note 14 in the accompanying Notes to Consolidated Financial Statements in Item 8 for a more detailed discussion of our derivative instruments and hedging activities.

Distributions

We are required to distribute 90% of our REIT taxable income (excluding capital gains) on an annual basis in order to qualify as a REIT for federal income tax purposes. Distributions to common stockholders are at the discretion of the Board of Directors. We may use borrowings under our secured revolving credit facility to fund distributions. The Board of Directors considers a number of factors when determining distribution levels, including market factors and our Company's performance in addition to REIT requirements.

On January 29, 2010, we declared a fourth quarter 2009 distribution per share of $0.3375, which was paid on February 26, 2010 to all common stockholders of record as of February 15, 2010. At the same time, the Operating Partnership paid an equivalent amount per unit to holders of Common Units, as well as the quarterly cumulative preferential distribution to holders of Series A Preferred Units.

Recurring Capital Expenditures

Our properties require periodic investments of capital for general capital expenditures and improvements. Our policy is to capitalize costs related to the acquisition, development, rehabilitation, construction, and improvement of properties, including interest and certain internal personnel costs related to the communities under rehabilitation and construction. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Recurring capital expenditures represent non-incremental building improvements required to maintain current revenues and typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring capital expenditures include expenditures that were taken into consideration when underwriting the purchase of a property which were considered necessary to bring the property up to "operating standard," and incremental improvements that include, among other items: community centers, new windows, and kitchen/bath apartment upgrades. Additionally, we are required by certain of our lenders to contribute amounts to reserves for capital repairs and improvements at their mortgaged properties. These annual contributions may exceed the amount of capital expenditures actually incurred in such year at such properties.

Our historical recurring capital expenditures at our wholly-owned properties are set forth below:

	As of and for the Year Ended December 31,		
	2009	**2008**	**2007**
Average beds	47,223	45,069	19,125
Total recurring capital expenditures	$ 9,190	$ 8,032	$ 3,390
Average per bed	$ 195	$ 178	$ 177

Pre-Development Expenditures

Our third-party and owned development activities have historically required us to fund pre-development expenditures such as architectural fees, permits and deposits. The closing and/or commencement of construction of these development projects is subject to a number of risks such as our inability to obtain financing on favorable terms and delays or refusals in obtaining necessary zoning, land use, building, and other required governmental permits and authorizations As such, we cannot always predict accurately the liquidity needs of these activities. We frequently incur these pre-development expenditures before a financing commitment and/or required permits and authorizations have been obtained. Accordingly, we bear the risk of the loss of these pre-development expenditures if financing cannot ultimately be arranged on acceptable terms or we are unable to successfully obtain the required permits and authorizations. Historically, our third-party and owned development projects have been successfully structured and financed; however, these developments have at times been delayed beyond the period initially scheduled, causing revenue to be recognized in later periods. As of December 31, 2009, we have deferred approximately $7.5 million in pre-development costs related to third-party and owned development projects that have not yet commenced construction.

Indebtedness

As of December 31, 2009, we had approximately $1,228.2 million of outstanding consolidated indebtedness (excluding net unamortized debt discounts and debt premiums of approximately $8.5 million and $3.8 million, respectively), comprised of a $100.0 million balance on our senior secured term loan, $94.0 million balance on our secured agency facility, $950.1 million in mortgage and construction loans secured by our wholly-owned properties, $32.7 million in mortgage loans secured by two phases of an on-campus participating property, and $51.4 million in bond issuances secured by three of our on-campus participating properties. The weighted average interest rate on our consolidated indebtedness as of December 31, 2009 was 5.06% per annum. As of December 31, 2009, approximately 15.9% of our total consolidated indebtedness was variable rate debt, comprised of our secured agency facility and the Vista del Sol construction loan discussed below.

Wholly-Owned Properties

The weighted average interest rate of the $950.1 million of wholly-owned mortgage and construction debt was 5.31% per annum as of December 31, 2009. Each of the mortgage loans is a non-recourse obligation subject to customary exceptions. Each of these mortgages has a 30-year amortization, and none are cross-defaulted or cross-collateralized to any other indebtedness. The loans generally may not be prepaid prior to maturity; in certain cases prepayment is allowed, subject to prepayment penalties.

In August 2008, we completed the final stages of construction on Vista del Sol, an ACE property. The development and construction of Vista del Sol was partially financed with a $100.0 million construction loan. For each borrowing we had the option of choosing the Prime rate or one-, two-, or three-month LIBOR plus 1.45%. The interest rate was reduced to LIBOR plus 1.20% in October 2009 upon the satisfaction of certain operations hurdles. The loan requires payments of interest only during the term of the loan and any accrued interest and outstanding borrowings become due on the maturity date. In October 2009, we elected to exercise the first of two extension options available to us, which extended the maturity date to December 2010. As of December 31, 2009, the balance outstanding on the construction loan totaled $100.0 million, bearing interest at a rate of 1.45% per annum.

In August 2008, we completed the final stages of construction on Villas at Chestnut Ridge, an owned off-campus property. The development and construction of Villas at Chestnut was partially financed with a $31.6 million construction loan. For each borrowing we had the option of choosing the Prime rate or one-, two-, three-, or six-month LIBOR plus 1.25%. The loan required payments of interest only during the term of the loan and any accrued interest and outstanding borrowings became due on the maturity date. We extended the term of the loan to August 4, 2009, at which time we paid off the outstanding balance.

On-Campus Participating Properties

Three of our on-campus participating properties are 100% financed with $51.4 million of outstanding project-based taxable bonds. Under the terms of these financings, one of our special purpose subsidiaries publicly issued three series of taxable bonds and loaned the proceeds to three special purpose subsidiaries that each hold a separate leasehold interest. Although a default in payment by these special purpose subsidiaries could result in a default under one or more series of bonds, the indebtedness of any of these special purpose subsidiaries is not cross-defaulted or cross-collateralized with indebtedness of the Company, the Operating Partnership or other special purpose subsidiaries. Repayment of principal and interest on these bonds is insured by MBIA, Inc. The loans encumbering the leasehold interests are non-recourse, subject to customary exceptions.

Cullen Oaks Phase I and Phase II loans are currently encumbered by mortgage loans with balances as of December 31, 2009 of approximately $16.3 million and $16.4 million, respectively. In February 2007, we extended the maturity date of these loans to February 2014. The loans bear interest at a rate of LIBOR plus 1.35% and required payments of interest only through May 2008 and monthly payments of principal and interest from May 2008 through the maturity date. In connection with these loan extensions, we terminated the existing interest rate swap agreement on the Cullen Oaks Phase I loan and entered into a new interest rate swap agreement effective February 15, 2007 through February 15, 2014, that is designated to hedge our exposure to fluctuations on interest payments attributed to changes in interest rates associated with payments on the Cullen Oaks Phase I and Phase II loans. Under the terms of the interest rate swap agreement, we pay a fixed rate of 6.69% per annum and receive a floating rate of LIBOR plus 1.35%. Pursuant to the Leases, in the event the leasehold estate does not achieve Financial Break Even (defined as revenues less operating expenses, excluding management fees, less debt service), the applicable Lessor would be required to make a rental payment, also known as the Contingent Payment, sufficient to achieve Financial Break Even. The Contingent Payment provision remains in effect until such time as any financing placed on the facilities would receive an investment grade rating without the Contingent Payment provision. In the event that the Lessor is required to make a Contingent Payment, future net cash flow distributions would be first applied to repay such Contingent Payments and then to unpaid management fees prior to normal distributions. We have guaranteed payment of this property's indebtedness.

The weighted average interest rate of the indebtedness encumbering our on-campus participating properties was 7.18% at December 31, 2009.

Off Balance Sheet Items

As discussed in Note 17 in the accompanying Notes to Consolidated Financial Statements contained in Item 1 herein, we hold a 10% equity interest in two unconsolidated joint ventures with mortgage debt outstanding of approximately $330.4 million as of December 31, 2009. Our Operating Partnership serves as non-recourse, carve-out guarantor of this debt, which means we are liable to the lender for any loss, damage, cost, expense, liability, claim or other obligation incurred by the lender arising out of or in connection with certain non-recourse exceptions in connection with the debt. Pursuant to the limited liability company agreements of the joint ventures, the joint ventures agreed to indemnify, defend and hold harmless the Operating Partnership with respect to such obligations, except to the extent such obligations were caused by the willful misconduct, gross negligence, fraud or bad faith of the Operating Partnership or its employees, agents or affiliates.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2009:

	Total	2010	2011	2012	2013	2014	Thereafter
Long-term debt (1)	$ 1,469,074	$ 254,498 (2)	$ 253,644	$ 124,243	$ 118,870	$ 249,258	$ 468,561
Operating leases (3)	45,239	1,902	1,530	1,531	771	661	38,844
Capital leases	2,565	1,053	826	439	148	99	-
	$ 1,516,878	$ 257,453	$ 256,000	$ 126,213	$ 119,789	$ 250,018	$ 507,405

(1) Long-term debt obligations reflect the payment of both principal and interest. For long-term obligations with a variable interest rate, the rate in effect at December 31, 2009 was assumed to remain constant over all periods presented.

(2) Assumes we do not exercise the extension option available to us on our $100 million Vista del Sol construction loan, which is more fully discussed in Note 11 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 herein.

(3) Includes minimum annual lease payments under the ground/facility leases for University Village at TU, University Centre, Vista del Sol and Barrett Honors College.

Funds From Operations

As defined by NAREIT, FFO represents income (loss) before allocation to noncontrolling interests (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures. We present FFO because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.

We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

The following table presents a reconciliation of our FFO to our net loss attributable to common shareholders:

	Year Ended December 31,		
	2009	**2008**	**2007**
Net loss attributable to common shareholders	$ (12,840)	$ (13,055)	$ (1,686)
Noncontrolling interests	380	236	255
Loss from disposition of real estate	9,358	-	-
Loss from unconsolidated joint ventures	2,073	1,619	108
FFO from unconsolidated joint ventures [(1)]	246	(487)	(108)
Real estate related depreciation and amortization	75,814	56,459	29,824
Funds from operations ("FFO") [(2)]	**$ 75,031**	**$ 44,772**	**$ 28,393**
FFO per share – diluted [(2)]	**$ 1.49**	**$ 1.16**	**$ 1.08**
Weighted average common shares outstanding - diluted	**50,451,767**	**38,595,230**	**26,266,836**

(1) Represents our share of the FFO from three joint ventures in which we are a noncontrolling partner. Includes the Hampton Roads Military Housing joint venture in which we have a minimal economic interest as well as our 10% noncontrolling interest in two joint ventures formed or assumed as part of the company's acquisition of GMH.

(2) During the year ended December 31, 2007, we recorded a compensation charge and related tax impact of approximately $10.9 million, or $0.42 per fully diluted share, related to the 2004 Outperformance Bonus Plan. Excluding this compensation charge and related tax impact, FFO for the year ended December 31, 2007 would have been $39.3 million, or $1.50 per fully diluted share. For a detailed discussion of the 2004 Outperformance Bonus Plan, refer to Note 12 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 herein.

While our on-campus participating properties contributed $22.7 million, $22.0 million and $21.0 million to our revenues for the years ended December 31, 2009, 2008, and 2007, respectively, under our participating ground leases, we and the participating university systems each receive 50% of the properties' net cash available for distribution after payment of operating expenses, debt service (which includes significant amounts towards repayment of principal) and capital expenditures. A substantial portion of our revenues attributable to these properties is reflective of cash that is required to be used for capital expenditures and for the amortization of applicable property indebtedness. These amounts do not increase our economic interest in these properties or otherwise benefit us since our interest in the properties terminates upon the repayment of the applicable property indebtedness.

As noted above, FFO excludes GAAP historical cost depreciation and amortization of real estate and related assets because these GAAP items assume that the value of real estate diminishes over time. However, unlike the ownership of our owned

off-campus properties, the unique features of our ownership interest in our on-campus participating properties cause the value of these properties to diminish over time. For example, since the ground/facility leases under which we operate the participating properties require the reinvestment from operations of specified amounts for capital expenditures and for the repayment of debt while our interest in these properties terminates upon the repayment of the debt, such capital expenditures do not increase the value of the property to us and mortgage debt amortization only increases the equity of the ground lessor. Accordingly, when considering our FFO, we believe it is also a meaningful measure of our performance to modify FFO to exclude the operations of our on-campus participating properties and to consider their impact on performance by including only that portion of our revenues from those properties that are reflective of our share of net cash flow and the management fees that we receive, both of which increase and decrease with the operating measure of the properties, a measure referred to herein as FFOM.

Funds From Operations—Modified ("FFOM"):

	Year Ended December 31,		
	2009	2008	2007
Funds from operations	$ 75,031	$ 44,772	$ 28,393
Elimination of operations of on-campus participating properties and unconsolidated joint venture:			
Net income from on-campus participating properties	(1,319)	(101)	(325)
Amortization of investment in on-campus participating Properties	(4,350)	(4,322)	(4,263)
FFO from Hampton Roads unconsolidated joint venture [1]	(288)	419	108
	69,074	40,768	23,913
Modifications to reflect operational performance of on-campus participating properties:			
Our share of net cash flow [2]	979	1,409	1,398
Management fees	1,042	1,006	973
Impact of on-campus participating properties	2,021	2,415	2,371
Elimination of our share of impairment charges recorded for unconsolidated joint ventures [3]	464	-	-
Funds from operations – modified ("FFOM") [4]	**$ 71,559**	**$ 43,183**	**$ 26,284**
FFOM per share – diluted [4]	**$ 1.42**	**$ 1.12**	**$ 1.00**
Weighted average common shares outstanding - diluted	**50,451,767**	**38,595,230**	**26,266,836**

(1) Our share of the FFO from the Hampton Roads Military Housing unconsolidated joint venture is excluded from the calculation of the FFOM, as management believes this amount does not accurately reflect the company's participation in the economics of this transaction.

(2) 50% of the properties' net cash available for distribution after payment of operating expenses, debt service (including repayment of principal) and capital expenditures. Amounts represent actual cash received for the year-to-date periods and amounts accrued for the interim periods. As a result of using accrual-based results in interim periods and cash-based results for year-to-date periods, the sum of reported interim results may not agree to annual cash received.

(3) Represents our share of impairment charges recorded in the third quarter 2009 for two properties owned through our unconsolidated Fidelity Joint Ventures.

(4) During the year ended December 31, 2007, we recorded a compensation charge and related tax impact of approximately $10.9 million, or $0.42 per fully diluted share, related to the 2004 Outperformance Bonus Plan. Excluding this compensation charge and related tax impact, FFOM for the year ended December 31, 2007 would have been $37.2 million, or $1.42 per fully diluted share. For a detailed discussion of the 2004 Outperformance Bonus Plan, refer to Note 12 in the accompanying Notes to Consolidated Financial Statements contained in Item 8 herein.

This narrower measure of performance measures our profitability for these properties in a manner that is similar to the measure of our profitability from our services business where we similarly incur no initial or ongoing capital investment in a property and derive only consequential benefits from capital expenditures and debt amortization. We believe, however, that this narrower measure of performance is inappropriate in traditional real estate ownership structures where debt amortization and capital expenditures enhance the property owner's long-term profitability from its investment.

Our FFOM may have limitations as an analytical tool because it reflects the unique contractual calculation of net cash flow from our on-campus participating properties, which is different from that of our off campus owned properties. Additionally, FFOM reflects features of our ownership interests in our on-campus participating properties that are unique to us. Companies that are considered to be in our industry may not have similar ownership structures; and therefore those companies may not calculate a FFOM in the same manner that we do, or at all, limiting its usefulness as a comparative measure. We compensate for these limitations by relying primarily on our GAAP and FFO results and using our modified FFO only supplementally.

Inflation

Our leases do not typically provide for rent escalations. However, they typically do not have terms that extend beyond 12 months. Accordingly, although on a short term basis we would be required to bear the impact of rising costs resulting from inflation, we have the opportunity to raise rental rates at least annually to offset such rising costs. However, a weak economic environment or declining student enrollment at our principal universities may limit our ability to raise rental rates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We use fixed and floating rate debt to finance acquisitions, developments and maturing debt. These borrowings expose us to market risk related to changes in interest rates. For fixed rate debt, interest rate changes affect the fair market value but do not impact net income to common stockholders or cash flows. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact net income to common stockholders and cash flows, assuming other factors are held constant.

At December 31, 2009 and 2008 we had fixed rate debt of $882.8 million and $988.8 million, respectively (excluding net unamortized debt discounts and debt premiums). Holding other variables constant (such as debt levels), a one percentage point increase in interest rates (100 basis points) would cause a $32.5 million and $39.5 million decline in the fair value of our fixed rate debt as of December 31, 2009 and 2008, respectively. Conversely, a one percentage point decrease in interest rates would cause a $34.2 million and $41.8 million increase in the fair value of our fixed rate debt as of December 31, 2009 and 2008, respectively. Due to the structure of our floating rate debt and interest rate protection instruments, the impact of a one percentage point increase or decrease in interest rates on our net income to common stockholders and cash flows would not be significant at December 31, 2009 or 2008.

All of our outstanding indebtedness is effectively fixed rate except for our secured revolving credit facilities and our Vista del Sol construction loan. Our secured agency facility had an outstanding balance of $94.0 million at December 31, 2009 and bears interest at one- or three-month LIBOR plus a spread that varies based on the debt service ratio of the Collateral Pool. The Vista del Sol construction loan had an outstanding balance of $100.0 million at December 31, 2009 and bears interest at the lender's Prime rate or LIBOR plus 1.20%, at our election. We have in place two $50.0 million interest rate swap agreements, designated as cash flow hedges, which effectively fix the interest rate on the outstanding balance of the senior secured term loan at 3.55% through maturity in May 2011. In addition, we have in place an interest rate swap agreement, designated as a cash flow hedge, which effectively fixes the interest rate on the outstanding balance of the Cullen Oaks Phase I and Phase II mortgage loans at 6.69% through maturity in 2014. We anticipate incurring additional variable rate indebtedness in the future, including draws under our secured revolving credit facilities. We may in the future use derivative financial instruments to manage, or hedge, interest rate risks related to such variable rate borrowings. We do not, and do not expect to, use derivatives for trading or speculative purposes, and we expect to enter into contracts only with major financial institutions.

Item 8. Financial Statements and Supplementary Data

The information required herein is included as set forth in Item 15 (a) – Financial Statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have adopted and maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely

decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we have carried out an evaluation, under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures for the period covered by this report were effective.

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

The management of American Campus Communities, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. We have designed our internal control over financial reporting to provide reasonable assurance that our published financial statements are fairly presented, in all material respects, in conformity with generally accepted accounting principles.

Our management is required by paragraph (c) of Rule 13a-15 of the Securities Exchange Act of 1934, as amended, to assess the effectiveness of our internal control over financial reporting as of the end of each fiscal year. In making this assessment, our management used the *Internal Control — Integrated Framework* issued in July 1994 by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Our management conducted the required assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009. Based upon this assessment, our management believes that our internal control over financial reporting is effective as of December 31, 2009. Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report regarding the effectiveness of our internal control over financial reporting, which is included herein.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information with respect to this Item 10 is incorporated by reference from our Proxy Statement, which we intend to file on or before March 26, 2010 in connection with the Annual Meeting of Stockholders to be held May 6, 2010.

Item 11. Executive Compensation

Information with respect to this Item 11 is incorporated by reference from our Proxy Statement, which we intend to file on or before March 26, 2010 in connection with the Annual Meeting of Stockholders to be held May 6, 2010.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to this Item 12 is incorporated by reference from our Proxy Statement, which we intend to file on or before March 26, 2010 in connection with the Annual Meeting of Stockholders to be held May 6, 2010.

Item 13. Certain Relationships, Related Transactions and Director Independence

Information with respect to this Item 13 is incorporated by reference from our Proxy Statement, which we intend to file on or before March 26, 2010 in connection with the Annual Meeting of Stockholders to be held May 6, 2010.

Item 14. Principal Accounting Fees and Services

Information with respect to this Item 14 is incorporated by reference from our Proxy Statement, which we intend to file on or before March 26, 2010 in connection with the Annual Meeting of Stockholders to be held May 6, 2010.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements

The following consolidated financial information is included as a separate section of this Annual Report on Form 10-K:

	Page No.
Report of Independent Registered Public Accounting Firm – Internal Control over Financial Reporting	F-1
Report of Independent Registered Public Accounting Firm - Audit	F-2
Consolidated Balance Sheets as of December 31, 2009 and December 31, 2008	F-3
Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007	F-4
Consolidated Statements of Changes in Equity for the years ended December 31, 2009, 2008 and 2007	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007	F-6
Notes to Consolidated Financial Statements	F-7

(b) Exhibits

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger, dated as of February 11, 2008, among GMH Communities Trust, GMH Communities, Inc., GMH Communities, LP, American Campus Communities, Inc., American Campus Communities Operating Partnership LP, American Campus Communities Acquisition LLC and American Campus Communities Acquisition Limited Partnership. Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on February 14, 2008.
3.1	Articles of Amendment and Restatement of American Campus Communities, Inc. Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.
3.2	Bylaws of American Campus Communities, Inc. Incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.
4.1	Form of Certificate for Common Stock of American Campus Communities, Inc. Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.
10.1	Form of Amended and Restated Partnership Agreement of American Campus Communities Operating Partnership LP. Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.
10.2	Form of First Amendment to Amended and Restated Agreement of Limited Partnership of American Campus Communities Operating Partnership LP, dated as of March 1, 2006, between American Campus Communities Holdings LLC and those persons who have executed such amendment as limited partners. Incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on March 7, 2006.
10.3*	American Campus Communities, Inc. 2004 Incentive Award Plan. Incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.
10.4*	Amendment No. 1 to American Campus Communities, Inc. 2004 Incentive Award Plan. Incorporated by reference to Exhibit 99.7 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on November 5, 2007.
10.5*	Amendment No. 2 to American Campus Communities, Inc. 2004 Incentive Award Plan. Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on March 11, 2008.

10.6 American Campus Communities, Inc. 2004 Outperformance Bonus Plan. Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.

10.7 Form of PIU Grant Notice (including Registration Rights). Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.

10.8 Form of PIU Grant Notice (including Registration Rights), dated as of August 20, 2007. Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on August 23, 2007.

10.9 Form of Indemnification Agreement between American Campus Communities, Inc. and certain of its directors and officers. Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.

10.10 Form of Employment Agreement between American Campus Communities, Inc. and William C. Bayless, Jr. Incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.

10.11 Amendment No. 1 to Employment Agreement, dated as of April 28, 2005, between American Campus Communities, Inc. and William C. Bayless, Jr. Incorporated by reference to Exhibit 99.6 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on May 3, 2005.

10.12 Amendment No. 2 to Employment Agreement, dated as of November 1, 2007, between American Campus Communities, Inc. and William C. Bayless, Jr. Incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on November 5, 2007.

10.13 Form of Employment Agreement between American Campus Communities, Inc. and Brian B. Nickel. Incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.

10.14 Amendment No. 1 to Employment Agreement, dated as of April 28, 2005, between American Campus Communities, Inc. and Brian B. Nickel. Incorporated by reference to Exhibit 99.7 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on May 3, 2005.

10.15 Amendment No. 2 to Employment Agreement, dated as of November 1, 2007, between American Campus Communities, Inc. and Brian B. Nickel. Incorporated by reference to Exhibit 99.4 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on November 5, 2007.

10.16 Separation Agreement, dated as of November 5, 2009, between American Campus Communities, Inc. and Brian B. Nickel. Incorporated by reference to Exhibit 99.41to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on November 5, 2009.

10.17 Employment Agreement, dated as of April 18, 2005, between American Campus Communities, Inc. and James C. Hopke. Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on May 3, 2005.

10.18 Amendment No. 1 to Employment Agreement, dated as of November 1, 2007, between American Campus Communities, Inc. and James C. Hopke. Incorporated by reference to Exhibit 99.6 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on November 5, 2007.

10.19 Employment Agreement, dated as of April 28, 2005, between American Campus Communities, Inc. and Greg A. Dowell. Incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on May 3, 2005.

10.20 Amendment No. 1 to Employment Agreement, dated as of November 1, 2007, between American Campus Communities, Inc. and Greg A. Dowell. Incorporated by reference to Exhibit 99.5 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on November 5, 2007.

10.21 Employment Agreement, dated as of November 1, 2007, between American Campus Communities, Inc. and Jonathan A. Graf. Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on November 5, 2007.

10.22 Form of Confidentiality and Noncompetition Agreement. Incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.

10.23 Form of Second Amended and Restated Credit Agreement, dated as of August 14, 2009, among American Campus Communities Operating Partnership LP, as Borrower, American Campus Communities, Inc., as Parent Guarantor, the Subsidiary Guarantors listed on the signature pages thereto, the banks, financial institutions and other institutional lenders listed on the signature pages thereto as Initial Lenders, KeyBank National Association, as the initial issuer of Letters of Credit, Swing Line Bank and Administrative Agent, JPMorgan Chase Bank, N.A. and Bank of America, N.A., as Co-Syndication Agents, Deutsche Bank Trust Company Americas and U.S. Bank National Association, as Co-Documentation Agents, and KeyBank Capital Markets Inc., as Lead Arranger. Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on August 14, 2009.

10.24 Form of Senior Secured Term Loan Agreement among American Campus Communities, Inc., as Parent Guarantor, American Campus Communities Operating Partnership LP, as Borrower, the Subsidiary Guarantors named therein, the Initial Lenders named therein, KeyBank National Association, as Administrative Agent, and KeyBanc Capital Markets Inc., as Lead Arranger. Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on May 29, 2008.

10.25 Form of Contribution and Sale Agreement, dated as of December 2, 2005, among Royal Tallahassee Partnership, Royal Tallahassee Partnership II Limited Partnership, Royal Tallahassee III Partnership, Royal Gainesville Limited Partnership, Royal Orlando Limited Partnership, Royal Lexington Limited Partnership, Royal Tucson Entrada Real Limited Partnership, Royal Texas-Tennessee Limited Partnership, Royal Texas-Tennessee II Limited Partnership, Raiders Pass Phase II Limited Partnership, Royal San Marcos Limited Partnership and Royal San Antonio Limited Partnership, on the one hand, and American Campus Communities, Inc. and American Campus Communities Operating Partnership LP, on the other hand. Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on February 13, 2006.

10.26 Form of First Amendment to Contribution and Sale Agreement, dated as of December 16, 2005, among Royal Tallahassee Partnership, Royal Tallahassee Partnership II Limited Partnership, Royal Tallahassee III Partnership, Royal Gainesville Limited Partnership, Royal Orlando Limited Partnership, Royal Lexington Limited Partnership, Royal Tucson Entrada Real Limited Partnership, Royal Texas-Tennessee Limited Partnership, Royal Texas-Tennessee II Limited Partnership, Raiders Pass Phase II Limited Partnership, Royal San Marcos Limited Partnership and Royal San Antonio Limited Partnership, on the one hand, and American Campus Communities, Inc. and American Campus Communities Operating Partnership LP, on the other hand. Incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on February 13, 2006.

10.27 Form of Second Amendment to Contribution and Sale Agreement, dated as of January 30, 2006, among Royal Tallahassee Partnership, Royal Tallahassee Partnership II Limited Partnership, Royal Tallahassee III Partnership, Royal Gainesville Limited Partnership, Royal Orlando Limited Partnership, Royal Lexington Limited Partnership, Royal Tucson Entrada Real Limited Partnership, Royal Texas-Tennessee Limited Partnership, Royal Texas-Tennessee II Limited Partnership, Raiders Pass Phase II Limited Partnership, Royal San Marcos Limited Partnership and Royal San Antonio Limited Partnership, on the one hand, and American Campus Communities, Inc. and American Campus Communities Operating Partnership LP, on the other hand. Incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on February 13, 2006.

10.28 Form of Third Amendment to Contribution and Sale Agreement, dated as of February 7, 2006, among Royal Tallahassee Partnership, Royal Tallahassee Partnership II Limited Partnership, Royal Tallahassee III Partnership, Royal Gainesville Limited Partnership, Royal Orlando Limited Partnership, Royal Lexington Limited Partnership, Royal Tucson Entrada Real Limited Partnership, Royal Texas-Tennessee Limited Partnership, Royal Texas-Tennessee II Limited Partnership, Raiders Pass Phase II Limited Partnership, Royal San Marcos Limited Partnership and Royal San Antonio Limited Partnership, on the one hand, and American Campus Communities, Inc. and American Campus Communities Operating Partnership LP, on the other hand. Incorporated by reference

to Exhibit 99.4 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on February 13, 2006.

10.29 Form of Fourth Amendment to Contribution and Sale Agreement, dated as of February 8, 2006, among Royal Tallahassee Partnership, Royal Tallahassee Partnership II Limited Partnership, Royal Tallahassee III Partnership, Royal Gainesville Limited Partnership, Royal Orlando Limited Partnership, Royal Lexington Limited Partnership, Royal Tucson Entrada Real Limited Partnership, Royal Texas-Tennessee Limited Partnership, Royal Texas-Tennessee II Limited Partnership, Raiders Pass Phase II Limited Partnership, Royal San Marcos Limited Partnership and Royal San Antonio Limited Partnership, on the one hand, and American Campus Communities, Inc. and American Campus Communities Operating Partnership LP, on the other hand. Incorporated by reference to Exhibit 99.5 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on February 13, 2006.

10.30 Form of Registration Rights and Lock-Up Agreement, dated as of March 1, 2006, between American Campus Communities, Inc. and each of the persons who are signatory thereto. Incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on March 7, 2006.

10.31 Form of Tax Matters Agreement, dated as of March 1, 2006, among American Campus Communities Operating Partnership LP, American Campus Communities, Inc., American Campus Communities Holdings LLC and each of the limited partners of American Campus Communities Operating Partnership LP who have executed a signature page thereto. Incorporated by reference to Exhibit 99.4 to Current Report on Form 8-K of American Campus Communities, Inc. (File No. 001-32265) filed on March 7, 2006.

21.1 List of Subsidiaries of the Registrant.

23.2 Consent of Ernst & Young LLP.

31.1 Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer Pursuant to 18 U. S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* **Indicates management compensation plan.**

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 1, 2010 AMERICAN CAMPUS COMMUNITIES, INC.

By: /s/ William C. Bayless, Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ William C. Bayless, Jr. William C. Bayless, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	March 1, 2010
/s/ Brian B. Nickel Brian B. Nickel	Senior Executive Vice President, Chief Investment Officer, Secretary and Director	March 1, 2010
/s/ Jonathan A. Graf Jonathan A. Graf	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	March 1, 2010
/s/ R.D. Burck R.D. Burck	Chairman of the Board of Directors	March 1, 2010
/s/ G. Steven Dawson G. Steven Dawson	Director	March 1, 2010
/s/ Cydney Donnell Cydney Donnell	Director	March 1, 2010
/s/ Edward Lowenthal Edward Lowenthal	Director	March 1, 2010
/s/ Joseph Macchione Joseph Macchione	Director	March 1, 2010
/s/ Winston W. Walker Winston W. Walker	Director	March 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
American Campus Communities, Inc.

We have audited American Campus Communities Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). American Campus Communities Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, American Campus Communities, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of American Campus Communities, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2009 of American Campus Communities, Inc. and Subsidiaries and our report dated March 1, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Austin, Texas
March 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
American Campus Communities, Inc.

We have audited the accompanying consolidated balance sheets of American Campus Communities, Inc. and Subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Campus Communities, Inc. and Subsidiaries at December 31, 2009 and 2008 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, during 2009 the Company changed its method of calculating and disclosing earnings per share as a result of adopting new guidance applicable to the allocation of undistributed earnings to participating securities. Additionally, as discussed in Note 9 to the consolidated financial statements, during 2009 the Company changed its method of disclosing noncontrolling interests as a result of adopting new guidance requiring the disclosure of noncontrolling interests as a component of shareholders' equity.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Austin, Texas
March 1, 2010

AMERICAN CAMPUS COMMUNITIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2009	December 31, 2008
Assets		
Investments in real estate:		
Wholly-owned properties, net	$ 2,014,970	$ 1,986,833
On-campus participating properties, net	65,690	69,302
Investments in real estate, net	2,080,660	2,056,135
Cash and cash equivalents	66,093	25,600
Restricted cash	29,899	32,558
Student contracts receivable, net	5,381	5,185
Other assets	52,948	64,431
Total assets	**$ 2,234,981**	**$ 2,183,909**
Liabilities and equity		
Liabilities:		
Secured mortgage, construction and bond debt	$ 1,029,455	$ 1,162,221
Senior secured term loan	100,000	100,000
Secured revolving credit facility	-	14,700
Secured agency facility	94,000	-
Accounts payable and accrued expenses	26,543	35,440
Other liabilities	45,487	56,052
Total liabilities	**1,295,485**	**1,368,413**
Redeemable noncontrolling interests	36,722	26,286
Equity:		
American Campus Communities, Inc. stockholders' equity:		
Common stock, $.01 par value, 800,000,000 shares authorized, 52,203,893 and 42,354,283 shares issued and outstanding at December 31, 2009 and 2008, respectively	521	423
Additional paid in capital	1,092,030	901,641
Accumulated earnings and dividends	(189,165)	(111,828)
Accumulated comprehensive loss	(4,356)	(5,117)
Total American Campus Communities, Inc. stockholders' equity	899,030	785,119
Noncontrolling interests	3,744	4,091
Total equity	**902,774**	**789,210**
Total liabilities and equity	**$ 2,234,981**	**$ 2,183,909**

See accompanying notes to consolidated financial statements.

AMERICAN CAMPUS COMMUNITIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31,		
	2009	**2008**	**2007**
Revenues:			
Wholly-owned properties	$ 271,938	$ 194,701	$ 116,286
On-campus participating properties	22,727	22,042	20,966
Third-party development services	5,015	7,922	5,490
Third-party management services	8,795	6,578	2,821
Resident services	1,115	2,336	1,572
Total revenues	**309,590**	**233,579**	**147,135**
Operating expenses:			
Wholly-owned properties	132,965	101,804	55,155
On-campus participating properties	10,200	10,771	9,379
Third-party development and management services	11,250	11,123	5,708
General and administrative	10,955	11,274	17,660
Depreciation and amortization	76,201	56,853	30,444
Ground/facility leases	2,107	1,778	1,622
Total operating expenses	**243,678**	**193,603**	**119,968**
Operating income	**65,912**	**39,976**	**27,167**
Nonoperating income and (expenses):			
Interest income	120	1,131	1,477
Interest expense	(62,747)	(49,497)	(27,871)
Amortization of deferred financing costs	(3,466)	(2,563)	(1,340)
Loss from unconsolidated joint ventures	(2,073)	(1,619)	(108)
Other nonoperating income	402	486	-
Total nonoperating expenses	**(67,764)**	**(52,062)**	**(27,842)**
Loss before income taxes and discontinued operations	(1,852)	(12,086)	(675)
Income tax provision	(540)	(388)	(756)
Loss from continuing operations	**(2,392)**	**(12,474)**	**(1,431)**
Discontinued operations:			
Loss attributable to discontinued operations	(710)	(345)	-
Loss from disposition of real estate	(9,358)	-	-
Total discontinued operations	**(10,068)**	**(345)**	**-**
Net loss	**(12,460)**	**(12,819)**	**(1,431)**
Income attributable to noncontrolling interests	(380)	(236)	(255)
Net loss attributable to common shareholders	**$ (12,840)**	**$ (13,055)**	**$ (1,686)**
Loss per share attributable to common shareholders – Basic and diluted:			
Loss from continuing operations per share	$ (0.08)	$ (0.35)	$ (0.08)
Net loss per share	$ (0.28)	$ (0.36)	$ (0.08)
Weighted-average common shares outstanding: Basic and diluted	48,706,480	36,947,656	24,186,213
Distributions declared per common share	$ 1.35	$ 1.35	$ 1.35

See accompanying notes to consolidated financial statements.

AMERICAN CAMPUS COMMUNITIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands, except share data)

	Preferred Stock	Common Shares	Par Value of Common Shares	Additional Paid in Capital	Accumulated Earnings and Distributions	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total
Equity, December 31, 2006	$ -	22,903,073	$ 229	$ 382,367	$ (13,533)	$ 411	$ 1,208	$ 370,682
Net proceeds from sale of common stock	-	3,500,000	35	98,593	-	-	-	98,628
Issuance of fully vested restricted stock units	-	-	-	160	-	-	-	160
Reclassification of noncontrolling interests	-	-	-	(22,292)	-	-	-	(22,292)
Amortization of restricted stock awards	-	-	-	1,095	-	-	-	1,095
Vesting of restricted stock awards	-	22,102	-	(262)	-	-	-	(262)
Distributions to common and restricted stockholders	-	-	-	-	(32,962)	-	-	(32,962)
Land contribution by joint venture partner	-	-	-	-	-	-	2,756	2,756
Distributions to joint venture partners	-	-	-	-	-	-	(126)	(126)
Conversion of common units to common stock	-	850,316	9	18,684	-	-	-	18,693
Amortization of gain on swap termination to earnings	-	-	-	-	-	(211)	-	(211)
Comprehensive loss:								
Change in fair value of interest rate swaps	-	-	-	-	-	(2,075)	-	(2,075)
Net loss	-	-	-	-	(1,686)	-	303	(1,383)
Total comprehensive loss								(3,458)
Equity, December 31, 2007	-	27,275,491	273	478,345	(48,181)	(1,875)	4,141	432,703
Net proceeds from sale of common stock	-	9,200,000	92	251,994	-	-	-	252,086
Common stock consideration for GMH	-	5,442,801	54	154,643	-	-	-	154,697
Issuance of preferred stock	131	-	-	-	-	-	-	131
Redemption of preferred stock	(131)	-	-	-	-	-	-	(131)
Reclassification of noncontrolling interests	-	-	-	7,201	-	-	-	7,201
Amortization of restricted stock awards	-	-	-	1,908	-	-	-	1,908
Vesting of restricted stock awards	-	44,409	-	(147)	-	-	-	(147)
Distributions to common, preferred and restricted stockholders	-	-	-	-	(50,592)	-	-	(50,592)
Distributions to joint venture partners	-	-	-	-	-	-	(316)	(316)
Conversion of common units to common stock	-	391,582	4	7,697	-	-	-	7,701
Amortization of gain on swap termination to earnings	-	-	-	-	-	(211)	-	(211)
Comprehensive loss:								
Change in fair value of interest rate swaps	-	-	-	-	-	(3,031)	-	(3,031)
Net loss	-	-	-	-	(13,055)	-	266	(12,789)
Total comprehensive loss								(15,820)
Equity, December 31, 2008	-	42,354,283	423	901,641	(111,828)	(5,117)	4,091	789,210
Net proceeds from sale of common stock	-	9,775,000	98	198,252	-	-	-	198,350
Reclassification of noncontrolling interests	-	-	-	(10,676)	-	-	-	(10,676)
Amortization of restricted stock awards	-	-	-	2,709	-	-	-	2,709
Vesting of restricted stock awards	-	59,210	-	(257)	-	-	-	(257)
Distributions to common and restricted stockholders	-	-	-	-	(64,497)	-	-	(64,497)
Distributions to joint venture partners	-	-	-	-	-	-	(840)	(840)
Conversion of common units to common stock	-	15,400	-	361	-	-	-	361
Comprehensive loss:	-							
Change in fair value of interest rate swaps	-	-	-	-	-	761	-	761
Net loss	-	-	-	-	(12,840)	-	493	(12,347)
Total comprehensive loss								(11,586)
Equity, December 31, 2009	$ -	52,203,893	$ 521	$ 1,092,030	$ (189,165)	$ (4,356)	$ 3,744	$ 902,774

See accompanying notes to consolidated financial statements.

AMERICAN CAMPUS COMMUNITIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2009	2008	2007
Operating activities			
Net loss attributable to common shareholders	$ (12,840)	$ (13,055)	$ (1,686)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Loss from disposition of real estate	9,358	-	-
Income attributable to noncontrolling interests	380	236	255
Depreciation and amortization	77,348	57,555	30,444
Amortization of deferred financing costs and debt premiums/discounts	3,430	1,734	(127)
Share-based compensation	2,811	2,099	4,962
Loss from unconsolidated joint ventures	2,073	1,619	108
Amortization of gain on interest rate swap termination	-	(211)	(211)
Income tax provision	540	375	756
Changes in operating assets and liabilities:			
Restricted cash	2,561	(4,433)	(1,946)
Student contracts receivable, net	(290)	(34)	(478)
Other assets	3,359	(6,998)	(5,386)
Accounts payable and accrued expenses	(9,387)	(3,177)	(222)
Other liabilities	219	(2,823)	2,578
Net cash provided by operating activities	79,562	32,887	29,047
Investing activities			
Net proceeds from disposition of real estate	1,485	4,418	-
Cash paid for GMH acquisition	-	(269,358)	-
Cash paid for property acquisitions	-	(11,287)	(42,760)
Cash paid for land acquisitions	(7,385)	(3,226)	(10,445)
Investments in wholly-owned properties	(114,729)	(139,570)	(131,820)
Investments in on-campus participating properties	(739)	(719)	(480)
Investments in unconsolidated joint ventures	(401)	(10,610)	(1,600)
Purchase of corporate furniture, fixtures and equipment	(606)	(2,178)	(486)
Distributions received from unconsolidated joint ventures	250	120	-
Net cash used in investing activities	(122,125)	(432,410)	(187,591)
Financing activities			
Proceeds from sale of common stock	207,719	264,500	99,015
Offering costs	(9,369)	(12,249)	(243)
Proceeds from sale of preferred stock	-	131	-
Redemption of preferred stock	-	(131)	-
Pay-off of mortgage and construction loans	(110,949)	(24,362)	(43,862)
Proceeds from contribution of properties to joint venture	-	74,368	-
Proceeds from secured term loan	-	100,000	-
Proceeds from secured agency facility	94,000	-	-
Secured revolving credit facility, net	(14,700)	5,100	9,600
Proceeds from construction loans	5,334	81,167	66,128
Principal payments on debt	(10,963)	(10,243)	(7,792)
Change in construction accounts payable	(2,747)	(6,591)	6,077
Debt issuance and assumption costs	(8,094)	(5,808)	(1,638)
Distributions to common and restricted stockholders	(64,565)	(50,637)	(32,985)
Distributions to noncontrolling partners	(2,610)	(2,195)	(2,790)
Net cash provided by financing activities	83,056	413,050	91,510
Net change in cash and cash equivalents	40,493	13,527	(67,034)
Cash and cash equivalents at beginning of period	25,600	12,073	79,107
Cash and cash equivalents at end of period	$ 66,093	$ 25,600	$ 12,073
Supplemental disclosure of non-cash investing and financing activities			
Loans assumed in connection with company and property acquisitions	$ -	$ (615,175)	$ (88,307)
Issuance of common stock in connection with company acquisition	$ -	$ (154,697)	$ -
Issuance of Common Units in connection with company acquisition	$ -	$ (199)	$ -
Issuance of Common Units in connection with land acquisition	$ (2,005)	$ -	$ -
Financing of equipment through capital lease obligations	$ 629	$ -	$ 1,491
Change in fair value of derivative instruments, net	$ 761	$ (3,031)	$ (2,075)
Contribution of land from noncontrolling partner in development joint venture	$ -	$ -	$ 2,756
Supplemental disclosure of cash flow information			
Interest paid	$ 62,263	$ 52,108	$ 31,222
Income taxes paid	$ 642	$ 282	$ 64

See accompanying notes to consolidated financial statements.

AMERICAN CAMPUS COMMUNITIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

American Campus Communities, Inc. (the "Company") is a real estate investment trust ("REIT") that was incorporated on March 9, 2004 and commenced operations effective with the completion of an initial public offering ("IPO") on August 17, 2004. Through the Company's controlling interest in American Campus Communities Operating Partnership LP (the "Operating Partnership"), the Company is one of the largest owners, managers and developers of high quality student housing properties in the United States in terms of beds owned and under management. The Company is a fully integrated, self-managed and self-administered equity REIT with expertise in the acquisition, design, financing, development, construction management, leasing and management of student housing properties.

As of December 31, 2009, the Company's property portfolio contained 85 student housing properties with approximately 52,100 beds and approximately 17,000 apartment units, including 39 properties containing approximately 22,800 beds and approximately 7,300 units added as a result of the Company's acquisition on June 11, 2008 of the student housing business of GMH Communities Trust ("GMH"), as more fully discussed in Note 5 herein. The Company's property portfolio consisted of 79 owned off-campus properties that are in close proximity to colleges and universities, two American Campus Equity ("ACE™") properties operated under ground/facility leases with a related university system and four on-campus participating properties operated under ground/facility leases with the related university systems. As of December 31, 2009, the Company also owned a noncontrolling interest in two joint ventures that owned an aggregate of 20 student housing properties with approximately 11,300 beds in approximately 3,400 units. The Company's communities contain modern housing units and are supported by a resident assistant system and other student-oriented programming, with many offering resort-style amenities.

Through the Company's taxable REIT subsidiaries ("TRS"), it also provides construction management and development services, primarily for student housing properties owned by colleges and universities, charitable foundations, and others. As of December 31, 2009, the Company provided third-party management and leasing services for 31 properties (five of which the Company served as the third-party developer and construction manager) that represented approximately 23,300 beds in approximately 9,100 units. Third-party management and leasing services are typically provided pursuant to multi-year management contracts that have initial terms that range from one to five years. As of December 31, 2009, the Company's total owned, joint venture and third-party managed portfolio included 136 properties with approximately 86,700 beds in approximately 29,500 units.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the financial position, results of operations and cash flows of the Company, the Operating Partnership and subsidiaries of the Operating Partnership, including joint ventures in which the Company has a controlling interest. Third-party equity interests in the Operating Partnership and consolidated joint ventures are reflected as noncontrolling interests in the consolidated financial statements. The Company also has a noncontrolling interest in three unconsolidated joint ventures, which are accounted for under the equity method. All intercompany amounts have been eliminated. All dollar amounts in the tables herein, except share and per share amounts, are stated in thousands unless otherwise indicated. Certain prior period amounts have been reclassified to conform to the current period presentation.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued the Accounting Standards Codification (the "Codification"). Effective July 1, 2009, the Codification is the single source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in accordance with GAAP. The guidance explicitly recognizes rules and interpretive releases of the Securities and Exchange Commission ("SEC") under federal securities laws as authoritative GAAP for SEC registrants. Adoption of the Codification did not materially impact the Company's consolidated financial statements.

In December 2009, the FASB issued Accounting Standards Update ("ASU") 2009-17, "*Consolidations (Topic 810) – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*," which codified the previously issued SFAS No. 167, "*Amendments to FASB Interpretation No. 46(R).*" ASU 2009-17 changes the consolidation analysis

for Variable Interest Entities ("VIE's") and requires a qualitative analysis to determine the primary beneficiary. The determination of the primary beneficiary of a VIE is based on whether the entity has the power to direct matters which most significantly impact the activities of the VIE and has the obligation to absorb losses, or the right to receive benefits, of the VIE which could potentially be significant to the VIE. The ASU requires an ongoing reconsideration of the primary beneficiary and also amends the event triggering a reassessment of whether an entity is a VIE. ASU 2009-17 requires additional disclosures for VIE's, including disclosures about a reporting entity's involvement with VIE's, how a reporting entity's involvement with a VIE affects the reporting entity's financial statements, and significant judgments and assumptions made by the reporting entity to determine whether it must consolidate the VIE. ASU 2009-17 is effective for the Company beginning on January 1, 2010. The Company is currently evaluating what impact, if any, the adoption of ASU 2009-17 will have on its consolidated financial statements.

Effective June 30, 2009, the Company adopted a policy related to subsequent events which involves accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The adoption of this new accounting guidance did not have any impact on the Company's consolidated financial statements.

Effective January 1, 2009, the Company adopted policies related to disclosures about derivative instruments and hedging activities, which provides enhanced disclosures about (a) how and why the Company uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under the Company's accounting policy, and (c) how derivative instruments and related hedged items affect the Company's financial position, financial performance and cash flows. This adoption did not have a material effect on the Company's consolidated financial statements.

Effective January 1, 2009, the Company retrospectively adopted newly issued accounting and reporting policies related to noncontrolling interests in consolidated financial statements (previously referred to as minority interests). See Note 9 herein for a more detailed discussion of noncontrolling interests and the effect of the new accounting guidance on the Company's consolidated financial statements.

Effective January 1, 2009, the Company adopted policies related to accounting for business combinations, which changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition-related transaction costs and the recognition of changes in the acquirer's income tax valuation allowance. This adoption did not have a material effect on the Company's financial statements.

Effective January 1, 2009, the Company adopted a policy which clarifies that share-based payment awards that entitle their holders to receive nonforfeitable dividends before vesting should be considered participating securities. As participating securities, these instruments should be included in the computation of earnings per share ("EPS") using the two-class method. Pursuant to this adoption, the Company's computation of EPS has been retrospectively adjusted in Note 3 for the years ended December 31, 2008 and 2007 and in Note 19 for the quarters ended March 31, 2009, December 31, 2008, September 30, 2008, June 30, 2008 and March 31, 2008.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments in Real Estate

Investments in real estate are recorded at historical cost. Major improvements that extend the life of an asset are capitalized and depreciated over the remaining useful life of the asset. The cost of ordinary repairs and maintenance are charged to expense when incurred. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	7-40 years
Leasehold interest - on-campus participating properties	25-34 years (shorter of useful life or respective lease term)
Furniture, fixtures and equipment	3-7 years

Project costs directly associated with the development and construction of an owned real estate project, which include interest, property taxes, and amortization of deferred finance costs, are capitalized as construction in progress. Upon completion of the project, costs are transferred into the applicable asset category and depreciation commences. Interest totaling approximately $2.9 million, $5.5 million and $5.4 million was capitalized during the years ended December 31, 2009, 2008 and 2007, respectively. Amortization of deferred financing costs totaling approximately $0.2 million and $0.4 million was capitalized during the years ended December 31, 2008 and 2007, respectively.

Management assesses whether there has been an impairment in the value of the Company's investments in real estate whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is recognized when estimated expected future undiscounted cash flows are less than the carrying value of the property. The estimation of expected future net cash flows is inherently uncertain and relies on assumptions regarding current and future economics and market conditions. If such conditions change, then an adjustment to the carrying value of the Company's long-lived assets could occur in the future period in which the conditions change. To the extent that a property is impaired, the excess of the carrying amount of the property over its estimated fair value is charged to earnings. The Company believes that there were no impairments of the carrying values of its investments in real estate as of December 31, 2009.

The Company allocates the purchase price of acquired properties to net tangible and identified intangible assets based on relative fair values. Fair value estimates are based on information obtained from a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. Information obtained about each property as a result of due diligence, marketing and leasing activities is also considered. The value of in-place leases is based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued "as-if" vacant. As lease terms are typically one year or less, rates on in-place leases generally approximate market rental rates. Factors considered in the valuation of in-place leases include an estimate of the carrying costs during the expected lease-up period considering current market conditions, nature of the tenancy, and costs to execute similar leases. Carrying costs include estimates of lost rentals at market rates during the expected lease-up period, as well as marketing and other operating expenses. The value of in-place leases is amortized over the remaining initial term of the respective leases, generally less than one year. The purchase price of property acquisitions is not expected to be allocated to tenant relationships, considering the terms of the leases and the expected levels of renewals.

Long-Lived Assets–Held for Sale

Long-lived assets to be disposed of are classified as held for sale in the period in which all of the following criteria are met:

a. Management, having the authority to approve the action, commits to a plan to sell the asset.

b. The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.

c. An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.

d. The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year.

e. The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Concurrent with this classification, the asset is recorded at the lower of cost or fair value, and depreciation ceases.

Owned On-Campus Properties

Under its ACE program, the Company as lessee, entered into two 65-year ground and facility leases with a university system to finance, construct, and manage two student housing facilities. One property was completed in August 2008 and the other property was completed in August 2009. Both leases include the option to extend the lease term for two additional terms of

ten years each, and the lessor has title to the land and any improvements placed thereon. The Company's involvement in construction requires the lessor's post construction ownership of the improvements to be treated as a sale with a subsequent leaseback by the Company. However, these sale-leaseback transactions do not qualify for sale-leaseback accounting because of the Company's continuing involvement in the constructed assets. As a result of the Company's continuing involvement, these leases are accounted for by the deposit method, in which the assets subject to the ground and facility leases are reflected at historical cost, less amortization, and the financing obligations are reflected at the terms of the underlying financing.

On-Campus Participating Properties

The Company entered into ground and facility leases with two university systems and colleges to finance, construct, and manage four on-campus student housing facilities. Under the terms of the leases, the lessor has title to the land and any improvements placed thereon. Each lease terminates upon final repayment of the construction related financing, the amortization period of which is contractually stipulated. The Company's involvement in construction requires the lessor's post construction ownership of the improvements to be treated as a sale with a subsequent leaseback by the Company. The sale-leaseback transaction has been accounted for as a financing, and as a result, any fee earned during construction is deferred and recognized over the term of the lease. The resulting financing obligation is reflected at the terms of the underlying financing, i.e., interest is accrued at the contractual rates and principal reduces in accordance with the contractual principal repayment schedules.

The Company reflects these assets subject to ground/facility leases at historical cost, less amortization. Costs are amortized, and deferred fee revenue in excess of the cost of providing the service are recognized, over the lease term.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash balances in various banks. At times the Company's balances may exceed the amount insured by the FDIC. As the Company only uses money-centered financial institutions, the Company does not believe it is exposed to any significant credit risk related to its cash and cash equivalents.

Restricted Cash

Restricted cash consists of funds held in trust and invested in low risk investments, generally consisting of government backed securities, as permitted by the indentures of trusts, which were established in connection with three bond issues. Additionally, restricted cash includes escrow accounts held by lenders and resident security deposits, as required by law in certain states. Certain funds held by a trustee in a required escrow account are being invested under a forward delivery agreement in government backed securities that have a remaining maturity when purchased of six months. Restricted cash also consists of escrow deposits made in connection with potential property acquisitions and development opportunities. These escrow deposits are invested in an interest-bearing account at a federally-insured bank. Realized and unrealized gains and losses are not material for the periods presented.

Intangible Assets

In connection with property acquisitions completed during 2008 and 2007, the Company capitalized approximately $19.0 million and $1.2 million, respectively, related to management's estimate of the fair value of the in-place leases assumed. These intangible assets were amortized on a straight-line basis over the average remaining term of the underlying leases. Amortization expense was approximately $9.7 million, $9.1 million and $1.2 million for the years ended December 31, 2009, 2008 and 2007, respectively. The Company also capitalized $1.5 million related to management's estimate of the fair value of third-party management contracts acquired from GMH in June 2008. These intangible assets are amortized on a straight-line basis over a period of three years. Amortization expense related to these acquired management contracts was approximately $0.5 million and $0.3 million for the years ended December 31, 2009 and 2008, respectively. The amortization of intangible assets is included in depreciation and amortization expense in the accompanying consolidated statements of operations. See Note 5 herein for a detailed discussion of the property acquisitions completed during 2008 and 2007.

Deferred Financing Costs

The Company defers financing costs and amortizes the costs over the terms of the related debt using the effective interest

method. Upon repayment of or in conjunction with a material change in the terms of the underlying debt agreement, any unamortized costs are charged to earnings. Amortization expense, net of amounts capitalized, was approximately $3.5 million, $2.5 million and $1.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. Accumulated amortization at December 31, 2009 and 2008 approximated $9.0 million and $8.9 million, respectively. Deferred financing costs, net of amortization, are included in other assets on the accompanying consolidated balance sheets.

Joint Ventures

The Company holds interests in both consolidated and unconsolidated joint ventures. The Company consolidates joint ventures when it exhibits financial or operational control, which is determined using accounting standards related to the consolidation of joint ventures and VIE's. For joint ventures that are defined as VIE's, the primary beneficiary consolidates the entity. In instances where the Company is not the primary beneficiary, it does not consolidate the joint venture for financial reporting purposes. For joint ventures that are not defined as variable interest entities, management first considers whether the Company is the general partner or a limited partner (or the equivalent in such investments which are not structured as partnerships). The Company consolidates joint ventures where it is the general partner (or the equivalent) and the limited partners (or the equivalent) in such investments do not have rights which would preclude control and, therefore, consolidation for financial reporting purposes. For joint ventures where the Company is the general partner (or the equivalent), but does not control the joint venture as the other partners (or the equivalent) hold substantive participating rights, the Company uses the equity method of accounting. For joint ventures where the Company is a limited partner (or the equivalent), management considers factors such as ownership interest, voting control, authority to make decisions, and contractual and substantive participating rights of the partners (or the equivalent) to determine if the presumption that the general partner controls the entity is overcome. In instances where these factors indicate the Company controls the joint venture, the Company consolidates the joint venture; otherwise it uses the equity method of accounting.

Debt Premiums and Discounts

Debt premiums and discounts represent fair value adjustments to account for the difference between the stated rates and market rates of debt assumed in connection with the Company's property acquisitions. The debt premiums and discounts are amortized to interest expense over the term of the related loans using the effective-interest method. As of December 31, 2009 and 2008, net unamortized debt premiums were approximately $3.8 million and $5.7 million, respectively, and net unamortized debt discounts were approximately $8.5 million and $10.4 million, respectively. Debt premiums and discounts are included in secured mortgage debt on the accompanying consolidated balance sheets.

Rental Revenues and Related Receivables

Students are required to execute lease contracts with payment schedules that vary from single to monthly payments. Receivables are recorded when billed, revenues and related lease incentives are recognized on a straight-line basis over the term of the contracts, and balances are considered past due when payment is not received on the contractual due date. Generally, the Company requires each executed contract to be accompanied by a refundable security deposit and a signed parental guaranty. Security deposits are refundable, net of any outstanding charges, upon expiration of the underlying contract.

Allowances for receivables are established when management determines that collection of such receivables are doubtful. When management has determined receivables to be uncollectible, they are removed as an asset with a corresponding reduction in the allowance for doubtful accounts.

The allowance for doubtful accounts is summarized as follows:

	Balance, Beginning of Period	Charged to Expense	Write-Offs	Balance, End of Period
Year ended December 31, 2007	$ 2,158	$ 1,919	$ (1,077)	$ 3,000
Year ended December 31, 2008	$ 3,000	$ 2,955	$ (2,106)	$ 3,849
Year ended December 31, 2009	$ 3,849	$ 4,327	$ (2,066)	$ 6,110

Third-Party Development Services Revenue and Costs

Development revenues are generally recognized based on a proportionate performance method based on contract deliverables, while construction revenues are recognized using the percentage of completion method, as determined by construction costs incurred relative to total estimated construction costs. Costs associated with such projects are deferred and recognized in relation to the revenues earned on executed contracts. For projects where the Company's fee is based on a fixed price, any cost overruns incurred during construction, as compared to the original budget, will reduce the net fee generated on those projects. Incentive fees are generally recognized when the project is complete and performance has been agreed upon by all parties, or when performance has been verified by an independent third-party. The Company also evaluates the collectibility of fee income and expense reimbursements generated through the provision of development and construction management services based upon the individual facts and circumstances, including the contractual right to receive such amounts in accordance with the terms of the various projects, and reserves any amounts that are deemed to be uncollectible.

Pre-development expenditures such as architectural fees, permits and deposits associated with the pursuit of third-party and owned development projects are expensed as incurred, until such time that management believes it is probable that the contract will be executed and/or construction will commence. Because the Company frequently incurs these pre-development expenditures before a financing commitment and/or required permits and authorizations have been obtained, the Company bears the risk of loss of these pre-development expenditures if financing cannot ultimately be arranged on acceptable terms or the Company is unable to successfully obtain the required permits and authorizations. As such, management evaluates the status of third-party and owned projects that have not yet commenced construction on a periodic basis and expenses any deferred costs related to projects whose current status indicates the commencement of construction is unlikely and/or the costs may not provide future value to the Company in the form of revenues. Such write-offs are included in third-party development and management services expenses (in the case of third-party development projects) or general and administrative expenses (in the case of owned development projects) on the accompanying consolidated statements of operations. As of December 31, 2009, the Company has deferred approximately $7.5 million in pre-development costs related to third-party and owned development projects that have not yet commenced construction. Such costs are included in other assets on the accompanying consolidated balance sheets.

Third-Party Management Services Revenue

Management fees are recognized when earned in accordance with each management contract. Incentive management fees are recognized when the incentive criteria have been met.

Advertising Costs

Advertising costs are expensed during the period incurred. The Company uses no direct response advertising. Advertising expense approximated $9.5 million, $5.2 million and $2.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Derivative Instruments and Hedging Activities

The Company records all derivative financial instruments on the balance sheet at fair value. Changes in fair value are recognized either in earnings or as other comprehensive income, depending on whether the derivative has been designated as a fair value or cash flow hedge and whether it qualifies as part of a hedging relationship, the nature of the exposure being hedged, and how effective the derivative is at offsetting movements in underlying exposure. The Company discontinues hedge accounting when: (i) it determines that the derivative is no longer effective in offsetting changes in the fair value or

cash flows of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; (iii) it is no longer probable that the forecasted transaction will occur; or (iv) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings. The Company uses interest rate swaps to effectively convert a portion of its floating rate debt to fixed rate, thus reducing the impact of rising interest rates on interest payments. These instruments are designated as cash flow hedges and the interest differential to be paid or received is accrued as interest expense. The Company's counter-parties are major financial institutions. See Note 14 herein for an expanded discussion on derivative instruments and hedging activities.

Common Stock Issuances and Costs

Specific incremental costs directly attributable to the Company's equity offerings were deferred and charged against the gross proceeds of the offering. As such, underwriting commissions and other common stock issuance costs are reflected as a reduction of additional paid in capital.

On May 11, 2009, the Company completed an equity offering, consisting of the sale of 9,775,000 shares of the Company's common stock at a price of $21.25 per share, including 1,275,000 shares issued as a result of the exercise of the underwriters' overallotment option in full at closing. The offering generated gross proceeds of $207.7 million. The aggregate proceeds to the Company, net of the underwriting discount and expenses of the offering, were approximately $198.3 million.

On April 23, 2008, the Company completed an equity offering, consisting of the sale of 9,200,000 shares of the Company's common stock at a price of $28.75 per share, including the exercise of 1,200,000 shares issued as a result of the exercise of the underwriters' overallotment option in full at closing. The offering generated gross proceeds of $264.5 million. The aggregate proceeds to the Company, net of the underwriting discount, structuring fee and expenses of the offering, was approximately $252.1 million.

On October 10, 2007, the Company completed an equity offering, consisting of the sale of 3,500,000 shares of the Company's common stock at a price of $28.29 per share, resulting in gross proceeds of approximately $99.0 million. The company received approximately $98.7 million in net proceeds after deducting estimated expenses of approximately $0.3 million.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss), consisting of unrealized gains (losses) on derivative instruments. Comprehensive income (loss) is presented in the accompanying consolidated statements of changes in equity, and accumulated other comprehensive loss is displayed as a separate component of stockholders' equity.

Stock-Based Compensation

The Company has recognized compensation expense related to certain stock-based awards (see Note 12) over the underlying vesting periods, which amounted to approximately $3.0 million, $2.1 million and $1.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company's Outperformance Bonus Plan vested on August 17, 2007 and the Compensation Committee of the Board of Directors elected to pay a portion of the awards to selected recipients in the form of profits interest units ("PIUs"), which are discussed in more detail in Note 12. Approximately $3.7 million of the compensation charge recorded during the year ended December 31, 2007 reflects the settlement of the Outperformance Bonus Plan through the issuance of PIUs.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its stockholders. As a REIT, the Company will generally not be subject to corporate level federal income tax on taxable income it currently distributes to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for the subsequent four

taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local income and excise taxes on its income and property, and to federal income and excise taxes on its undistributed income.

The Company owns two TRS entities that manage the Company's non-REIT activities and each is subject to federal, state and local income taxes.

Other Nonoperating Income

Other nonoperating income of $0.4 million and $0.5 million was recognized for the years ended December 31, 2009 and 2008, respectively, related to tax incentive amounts received in cash during the periods related to a property we acquired in February 2007 located in Ypsilanti, Michigan. Upon acquisition of this property, any future potential benefit of such tax incentive was assumed from the seller.

3. Earnings per Share

Basic earnings per share is computed using net loss attributable to common shareholders and the weighted average number of shares of the Company's common stock outstanding during the period. Diluted earnings per share reflects common shares issuable from the assumed conversion of common and preferred Operating Partnership units and common share awards granted. Only those items having a dilutive impact on basic earnings per share are included in diluted earnings per share. On January 1, 2009, the Company adopted newly issued guidance relating to share-based payment transactions and participating securities and, as a result, the Company's unvested share-based payment awards are considered participating securities and are included in the basic and diluted earnings per share calculations. The Company's computation of earnings per share has been retrospectively adjusted for the years ended December 31, 2008 and 2007 to conform to this new guidance.

A reconciliation of the numerators and denominators for basic and diluted earnings per share computations is not required as the Company reported a loss from continuing operations for all periods presented, and therefore the effect of the inclusion of all potentially dilutive securities would be anti-dilutive when computing diluted earnings per share. Thus, the computation for both basic and diluted earnings per share is the same. The following potentially dilutive securities were outstanding for the years ended December 31, 2009, 2008 and 2007 but were not included in the computation of diluted earnings per share because the effects of their inclusion would be anti-dilutive.

	Year Ended December 31,		
	2009	2008	2007
Common Operating Partnership units (Note 12)	1,170,469	1,253,650	1,797,964
Preferred Operating Partnership units (Note 12)	114,963	114,963	114,963
Restricted Stock Awards (Note 9)	459,855	278,961	167,696
Total potentially dilutive securities	1,745,287	1,647,574	2,080,623

The following is a summary of the elements used in calculating basic earnings per share:

	Year Ended December 31,		
	2009	2008	2007
Basic earnings per share calculation:			
Loss from continuing operations	$ (2,392)	$ (12,474)	$ (1,431)
Income from continuing operations attributable to noncontrolling interests	(630)	(248)	(255)
Loss from continuing operations attributable to common shareholders	(3,022)	(12,722)	(1,686)
Amount allocated to participating securities	(652)	(398)	(232)
Loss from continuing operations attributable to common shareholders, net of amount allocated to participating securities	(3,674)	(13,120)	(1,918)
Loss from discontinued operations	(10,068)	(345)	-
Loss from discontinued operations attributable to noncontrolling interests	250	12	-
Loss from discontinued operations attributable to common shareholders	(9,818)	(333)	-
Net loss attributable to common shareholders, as adjusted – basic	$ (13,492)	$ (13,453)	$ (1,918)
Loss from continuing operations attributable to common shareholders, as adjusted – per share	$ (0.08)	$ (0.35)	$ (0.08)
Loss from discontinued operations attributable to common shareholders – per share	$ (0.20)	$ (0.01)	$ -
Net loss attributable to common shareholders, as adjusted – per share	$ (0.28)	$ (0.36)	$ (0.08)
Basic weighted average common shares outstanding	48,706,480	36,947,656	24,186,213

4. Income Taxes

As mentioned in Note 2, the Company qualifies as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company is not subject to federal income tax as long as it distributes at least 90% of its taxable income to its shareholders each year. Therefore, no provision for federal income taxes for the REIT has been included in the accompanying consolidated financial statements. If the Company fails to qualify as a REIT, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income and to federal income and excise taxes on its undistributed income.

The Company's TRSs are subject to federal, state, and local income taxes. As such, deferred income taxes result from temporary differences between the carrying amounts of assets and liabilities of the TRSs for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Significant components of the deferred tax assets and liabilities of the TRSs are as follows:

	December 31,	
	2009	2008
Deferred tax assets:		
Fixed and intangible assets	$ 7,760	$ 7,674
Net operating loss carryforwards	3,246	3,961
Prepaid and deferred rent	2,313	2,212
Bad debt reserves	240	365
Accrued expenses and other	1,049	92
Stock compensation	933	340
Total deferred tax assets	15,541	14,644
Valuation allowance for deferred tax assets	(15,053)	(14,103)
Deferred tax assets, net of valuation allowance	488	541
Deferred tax liability:		
Deferred financing costs	488	541
Net deferred tax liabilities	$ -	$ -

Significant components of the Company's income tax provision are as follows:

	Year Ended December 31,		
	2009	2008	2007
Current:			
State	$ (540)	$ (388)	$ (240)
Deferred:			
Federal	-	-	(493)
State	-	-	(23)
Total provision -- continuing operations	$ (540)	$ (388)	$ (756)

TRS earnings subject to tax consisted of an approximate $2.7 million loss, $2.0 million loss and $4.0 million loss for the years ended December 31, 2009, 2008 and 2007, respectively. The reconciliation of income tax attributable to continuing operations for the TRSs computed at the U.S. statutory rate to income tax provision is as follows:

	Year Ended December 31,		
	2009	2008	2007
Tax benefit at U.S. statutory rates on TRS income subject to tax	$ 908	$ 673	$ 1,361
State income tax, net of federal income tax benefit	33	(8)	(144)
Effect of permanent differences and other	217	(23)	(8)
Increase in valuation allowance	(1,158)	(665)	(1,743)
TRS income tax provision	**$ -**	**$ (23)**	**$ (534)**

At December 31, 2009, the TRSs had net operating loss carryforwards ("NOLs") of approximately $9.1 million for income tax purposes that begin to expire in 2025. These NOLs may be used to offset future taxable income generated by each of the respective TRSs. Due to the various limitations to which the use of NOLs are subject, the Company has applied a valuation allowance to the NOLs given the likelihood that the NOLs will expire unused. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states' jurisdictions as required and, as of December 31, 2009, the 2006, 2007 and 2008 calendar tax years are subject to examination by the tax authorities.

Beginning on January 1, 2007, the Company adopted accounting guidance related to uncertainty in income taxes, which clarifies the accounting and disclosure for uncertainty in tax positions and seeks to reduce the diversity of practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company had no unrecognized tax benefits for the years ended December 31, 2009, 2008, or 2007, and as of December 31, 2009, the Company does not expect to record any unrecognized tax benefits. Because no unrecognized tax benefits have been recorded, no related interest or penalties have been calculated and this guidance had no impact on the Company's consolidated financial statements.

5. Property Acquisitions

2008 Acquisitions

On June 11, 2008, the Company completed the acquisition of GMH's student housing business pursuant to an Agreement and Plan of Merger dated as of February 11, 2008 (the "Merger Agreement"). Concurrent with the closing of the GMH acquisition, the Company formed a joint venture with a wholly-owned subsidiary of Fidelity Real Estate Growth Fund III, LP ("Fidelity") and contributed 15 GMH student housing properties to the venture with an estimated value of $325.9 million. The Company also assumed GMH's equity interest in an existing joint venture with Fidelity that owns six properties. At the time of closing, the GMH student housing portfolio consisted of 42 wholly-owned properties containing 24,939 beds located in various markets throughout the country. Two of the acquired wholly-owned properties totaling 1,468 beds were sold during the third quarter of 2008 and one property totaling 700 beds was sold on December 31, 2009 (see Note 6).

The total consideration paid for the GMH student housing portfolio (exclusive of 15 properties contributed to the Fidelity joint venture) was approximately $1,018.7 million, inclusive of transaction costs. Under the terms of the Merger Agreement, each GMH common share and each unit in GMH Communities, LP (the "GMH Operating Partnership") issued and outstanding as of the date of closing, received cash consideration of $3.36 and 0.07642 of a share of the Company's common stock, or at the election of the GMH Operating Partnership unitholder, 0.07642 of a unit in the Operating Partnership. The value of the Company's common stock and Common Operating Partnership units issued was based on the closing price of the Company's common stock on February 11, 2008. The Company issued 5.4 million shares of common stock and 7,004 Common Operating Partnership units, each valued at $28.43 per share or unit.

The following summarizes our allocation of total consideration to the assets and liabilities acquired from GMH, excluding the 15 properties contributed to the joint venture with Fidelity:

Land	$ 130,164
Buildings	799,667
Furniture, fixtures and equipment	32,160
In-place leases and other intangible assets	20,283
Investments in unconsolidated joint ventures	10,610
Debt discounts, net of debt premiums	9,464
Undeveloped land parcels	5,000
Deferred financing costs	4,126
Working capital assets, net of liabilities	7,270
Total consideration	$ 1,018,744

In February 2008, the Company acquired a 144-unit, 528-bed property (Pirate's Place) located near the campus of East Carolina University in Greenville, North Carolina, for a purchase price of $10.6 million, which excludes $0.8 million of transaction costs, initial integration expenses and capital expenditures. As part of the transaction, the Company assumed approximately $7.0 million in fixed-rate mortgage debt with an annual interest rate of 7.15% and remaining term to maturity of 14.9 years.

In February 2008, the Company also acquired a 68-unit, 161-bed property (Sunnyside Commons) located near the campus of West Virginia University in Morgantown, West Virginia, for a purchase price of $7.5 million, which excludes $0.6 million of transaction costs, initial integration expenses and capital expenditures. The Company did not assume any debt as part of this transaction.

2007 Acquisitions

In January 2007, the Company acquired a 248-unit, 752-bed property (Village on Sixth) located near the campus of Marshall University in Huntington, West Virginia, for a purchase price of $25.6 million, which excludes $1.7 million of transaction costs, initial integration expenses and capital expenditures necessary to bring this property up to the Company's operating standards. As part of the transaction, the Company assumed two fixed-rate mortgage loans, which includes one for $16.2 million with an annual interest rate of 5.5% and remaining term to maturity of 7.5 years and a second loan for $1.4 million with an annual interest rate of 6.6% and remaining term to maturity of 9.9 years.

In February 2007, the Company acquired a three property portfolio (the "Edwards Portfolio") for a purchase price of $102.0 million, which excludes $3.7 million of transaction costs, initial integration expenses and capital expenditures necessary to bring these properties up to the Company's operating standards. As part of the transaction, the Company assumed $70.7 million in fixed-rate mortgage debt with a weighted average annual interest rate of 5.7% and an average remaining term to maturity of 8.5 years. In August 2007, construction was completed on an additional phase at one of these properties. As contemplated in the original transaction, concurrent with the completion of construction in August 2007, the Company purchased this additional phase consisting of 24 units and 84 beds, for approximately $4.6 million.

The Edwards Portfolio consists of one property in Lexington, Kentucky located near the campus of the University of Kentucky, one property in Toledo, Ohio located near the campus of the University of Toledo and one property in Ypsilanti, Michigan located near the campus of Eastern Michigan University. Including the purchase of the additional phase discussed above, these three properties contain 763 units and 1,970 beds.

The acquired properties' results of operations have been included in the accompanying consolidated statements of operations since their respective acquisition closing dates. The following pro forma information for the years ended December 31, 2008 and 2007, present consolidated financial information for the Company as if the property acquisitions discussed above, the $100 million senior secured term loan borrowing, and the April 2008 and October 2007 equity offerings had occurred at the beginning of the earliest period presented. The unaudited pro forma information is provided for informational purposes only and is not indicative of results that would have occurred or which may occur in the future:

	Year Ended December 31,	
	2008	2007
Total revenues	$ 289,435	$ 275,359
Net loss attributable to common shareholders	$ (10,576)	$ (3,679)
Net loss per share attributable to common shareholders, as adjusted – basic and diluted	$ (0.26)	$ (0.09)

6. Property Dispositions and Discontinued Operations

On December 31, 2009, the Company sold Riverside Estates for a purchase price of $18.2 million, including the assumption of the existing $16.2 million mortgage loan, resulting in net proceeds of approximately $1.3 million. The resulting loss on disposition of approximately $9.4 million is included in discontinued operations in the accompanying consolidated statement of operations for the year ended December 31, 2009.

As part of the acquisition of GMH on June 11, 2008, the Company acquired two properties (The Courtyards and The Verge) that were under contract to be sold as of such date. The Courtyards was sold in July 2008 for approximately $17.4 million, including the assumption of the existing $16.9 million mortgage loan, resulting in net cash proceeds of approximately $0.4 million. The Verge was sold in August 2008 for approximately $36.4 million, including the assumption of the existing $31.4 million mortgage loan, resulting in net proceeds of approximately $3.6 million. There was no gain or loss recorded on these dispositions for book purposes.

The related net loss for the afore-mentioned properties is reflected in the accompanying consolidated statements of operations as discontinued operations for the periods presented. Below is a summary of the results of operations for the properties sold through their respective disposition dates:

	Year Ended December 31,	
	2009	2008
Total revenues	$ 3,408	$ 2,729
Total operating expenses	3,141	2,160
Operating income	267	569
Total nonoperating expenses	(977)	(914)
Net loss	**$ (710)**	**$ (345)**

7. Investments in Wholly-Owned Properties

Wholly-owned properties consisted of the following:

	December 31,	
	2009	2008
Land [(1)]	$ 250,044	$ 242,653
Buildings and improvements	1,825,915	1,706,184
Furniture, fixtures and equipment	112,831	87,633
Construction in progress	-	63,715
	2,188,790	2,100,185
Less accumulated depreciation	(173,820)	(113,352)
Wholly-owned properties, net	**$ 2,014,970**	**$ 1,986,833**

(1) The land balance above includes undeveloped land parcels with book values of $27.6 million and $18.2 million as of December 31, 2009 and December 31, 2008, respectively.

8. On-Campus Participating Properties

The Company is a party to ground/facility lease agreements ("Leases") with certain state university systems and colleges (each, a "Lessor") for the purpose of developing, constructing, and operating student housing facilities on university campuses. Under the terms of the Leases, title to the constructed facilities is held by the applicable Lessor and such Lessor receives a de minimus base rent paid at inception and 50% of defined net cash flows on an annual basis through the term of

the lease. The Leases terminate upon the earlier to occur of the final repayment of the related debt, the amortization period of which is contractually stipulated, or the end of the lease term.

Pursuant to the Leases, in the event the leasehold estates do not achieve Financial Break Even (defined as revenues less operating expenses, excluding management fees, less debt service), the applicable Lessor would be required to make a rental payment, also known as the Contingent Payment, sufficient to achieve Financial Break Even. The Contingent Payment provision remains in effect until such time as any financing placed on the facilities would receive an investment grade rating without the Contingent Payment provision. In the event that the Lessor is required to make a Contingent Payment, future net cash flow distributions would be first applied to repay such Contingent Payments and then to unpaid management fees prior to normal distributions. Beginning in November 1999 and December 2002, as a result of the debt financing on the facilities achieving investment grade ratings without the Contingent Payment provision, the Texas A&M University System is no longer required to make Contingent Payments under either the Prairie View A&M University Village or University College Leases. The Contingent Payment obligation continues to be in effect for the Texas A&M International University and University of Houston leases.

In the event the Company seeks to sell its leasehold interest, the Leases provide the applicable Lessor the right of first refusal of a bona fide purchase offer and an option to purchase the lessee's rights under the applicable Lease.

In conjunction with the execution of each Lease, the Company has entered into separate five-year agreements to manage the related facilities for 5% of defined gross receipts. The five-year terms of the management agreements are not contingent upon the continuation of the Leases. Upon expiration of the initial five year terms, the agreements continue on a month-to-month basis.

On-campus participating properties are as follows:

Lessor/University	Lease Commencement	Required Debt Repayment [1]	Historical Cost – December 31, 2009	2008
Texas A&M University System / Prairie View A&M University [2]	2/1/96	9/1/23	$ 38,918	$ 38,732
Texas A&M University System / Texas A&M International	2/1/96	9/1/23	6,216	6,163
Texas A&M University System / Prairie View A&M University [3]	10/1/99	8/31/25 / 8/31/28	24,398	24,191
University of Houston System / University of Houston [4]	9/27/00	8/31/35	35,192	34,899
			104,724	103,985
Less accumulated amortization			(39,034)	(34,683)
On-campus participating properties, net			**$ 65,690**	**$ 69,302**

[1] Represents the effective lease termination date. The Leases terminate upon the earlier to occur of the final repayment of the related debt or the end of the contractual lease term.

[2] Consists of three phases placed in service between 1996 and 1998.

[3] Consists of two phases placed in service in 2000 and 2003.

[4] Consists of two phases placed in service in 2001 and 2005.

9. Noncontrolling Interests

Third-party joint venture partners: Effective January 1, 2009, the Company adopted accounting guidance governing the portions of equity (net assets) in subsidiaries that are held by owners other than the parent, referred to as noncontrolling interests (formerly minority interests). The Company consolidates four joint ventures that own and operate the Callaway House, University Village at Sweet Home, University Centre and Villas at Chestnut Ridge owned-off campus properties. The portion of net assets attributable to the third-party partners in these joint ventures is classified as "noncontrolling

interests" within equity on the accompanying consolidated balance sheets. Accordingly, the third-party partners' share of the income or loss of the joint ventures is reported on the consolidated statements of operations as "noncontrolling interests share of net income / loss."

Operating Partnership units: Certain partners in the Operating Partnership hold their ownership through common and preferred units of limited partnership interest, hereinafter referred to as "Common Units" or "Series A Preferred Units." Common Units and Series A Preferred Units are exchangeable into an equal number of shares of the Company's common stock, or, at the Company's election, cash. A Common Unit and a share of the Company's common stock have essentially the same economic characteristics, as they effectively participate equally in the net income and distributions of the Operating Partnership. Series A Preferred Units have a cumulative preferential per annum cash distribution rate of 5.99%, payable quarterly concurrently with the payment of dividends on the Company's common stock.

The Company follows accounting guidance stipulating that securities that are redeemable for cash or other assets at a fixed or determinable price on a fixed or determinable date, at the option of the holder, or upon the occurrence of an event that is not solely within the control of the issuer, must be classified outside of permanent equity in the mezzanine section of the consolidated balance sheets. In accordance with such guidance, management evaluates whether the Company controls the actions or events necessary to issue the maximum number of shares that could be required to be delivered under share settlement of the contract. Based on this assessment, which includes evaluating terms in the applicable agreements related to redemption provisions, the Company has determined that Common Units and Series A Preferred Units in the Operating Partnership should be classified as "redeemable noncontrolling interests" in the mezzanine section of the consolidated balance sheets. The value of redeemable noncontrolling interests on the consolidated balance sheets is reported at the greater of fair value or historical cost at the end of each reporting period. Accordingly, income or loss allocated to these redeemable noncontrolling interests on the Company's consolidated statements of operations includes the Series A Preferred Unit distributions as well as the pro rata share of the Operating Partnership's net income or loss allocated to Common Units.

During the years ended December 31, 2009 and 2008, 15,400 and 391,582 Common Units, respectively, were converted into shares of the Company's common stock. As of December 31, 2009 and December 31, 2008, approximately 2% and 3%, respectively, of the equity interests of the Operating Partnership was held by owners of Common Units and Series A Preferred Units.

10. Investment in Unconsolidated Joint Ventures

Investments in unconsolidated joint ventures are accounted for utilizing the equity method. As discussed in Note 2 herein, the equity method is used when the Company has the ability to exercise significant influence over operating and financial policies of the joint venture but does not have control of the joint venture. Under the equity method, these investments are initially recognized in the balance sheet at cost and are subsequently adjusted to reflect the Company's proportionate share of net earnings or losses of the joint venture, distributions received, contributions, and certain other adjustments, as appropriate. When circumstances indicate there may have been a loss in value of an equity method investment, the Company evaluates the investment for impairment by estimating the Company's ability to recover its investment from future expected discounted cash flows. If the Company determines the loss in value is other than temporary, the Company recognizes an impairment charge to reflect the investment at fair value. The Company believes that there were no impairments of the carrying values of its equity method investments as of December 31, 2009.

Fidelity Joint Ventures: Concurrent with the closing of the GMH acquisition, a wholly-owned subsidiary of the Company formed a joint venture with a subsidiary of Fidelity and transferred 15 GMH student housing properties to the venture with an estimated value of $325.9 million. One property owned by this joint venture was sold in November 2009, resulting in the joint venture owning 14 properties as of December 31, 2009. The Company also assumed GMH's equity interest in an existing joint venture with Fidelity that owns six properties. The Company serves as property manager for all of the joint venture properties and owns a 10% equity interest in these joint ventures (hereinafter referred to collectively as the "Fidelity Joint Ventures").

The Fidelity Joint Ventures are funded in part with secured third party debt in the amount of $330.4 million. The Operating Partnership serves as non-recourse, carve-out guarantor of this debt, which means the Operating Partnership is liable to the lender for any loss, damage, cost, expense, liability, claim or other obligation incurred by the lender arising out of or in connection with certain non-recourse exceptions in connection with the debt. Pursuant to the respective limited liability company agreements, the Fidelity Joint Ventures agreed to indemnify, defend and hold harmless the Operating Partnership with respect to such obligations, except to the extent such obligations were caused by the willful misconduct, gross

negligence, fraud or bad faith of the Operating Partnership or its employees, agents or affiliates. Therefore, the Operating Partnership's exposure under the guarantees for obligations not caused by the willful misconduct, gross negligence, fraud or bad faith of the Operating Partnership or its employees, agents or affiliates is not expected to exceed the Company's 10% proportionate interest in the related mortgage debt.

The Company's $8.0 million and $9.4 million investment in these two joint ventures at December 31, 2009 and 2008, respectively, is included in other assets in the accompanying consolidated balance sheets, and the Company's $1.6 million and $1.1 million share in the loss from these two joint ventures for the years December 31, 2009 and 2008, respectively, is included in loss from unconsolidated joint ventures in the accompanying consolidated statements of operations. For the years ended December 31, 2009 and 2008, the Company earned $2.3 million and $1.3 million, respectively, in property management fees from these joint ventures. Due to the respective limited liability company agreements not providing for maximum capital commitments from the members, the Company's maximum exposure to loss stemming from its investment in the Fidelity Joint Ventures could be unlimited.

Hampton Roads Joint Venture: The Company also holds a noncontrolling equity interest in a joint venture that owns a military housing privatization project with the United States Navy to design, develop, construct, renovate, and manage unaccompanied soldier housing located on naval bases in Norfolk and Newport News, Virginia. The project is financed through taxable revenue bonds. The Company's $0.5 million and $1.0 million investment in this joint venture at December 31, 2009 and 2008, respectively, is included in other assets in the accompanying consolidated balance sheets, and the Company's share in the loss from this joint venture of $0.5 million, $0.5 million and $0.1 million for the years ended December 31, 2009, 2008 and 2007, respectively, is included in loss from unconsolidated joint ventures in the accompanying consolidated statements of operations. The Company earned combined development and management fees from this joint venture of $1.2 million, $0.8 million and $2.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

11. Debt

A summary of the Company's outstanding consolidated indebtedness, including unamortized debt premiums and discounts, is as follows:

	December 31, 2009	December 31, 2008
Debt secured by wholly-owned properties:		
Mortgage loans payable	$ 850,046	$ 955,847
Construction loans payable	100,000	124,819
	950,046	1,080,666
Debt secured by on-campus participating properties:		
Mortgage loan payable	32,718	32,991
Bonds payable	51,390	53,275
	84,108	86,266
Senior secured term loan	100,000	100,000
Secured revolving credit facility	-	14,700
Secured agency facility	94,000	-
Unamortized debt premiums	3,765	5,682
Unamortized debt discounts	(8,464)	(10,393)
Total debt	**$ 1,223,455**	**$ 1,276,921**

During the twelve months ended December 31, 2009, the following transactions occurred:

	Year Ended December 31, 2009
Balance, beginning of period	$ 1,276,921
Additions:	
Draws on secured revolving credit facility	115,405
Draws on secured agency facility	94,000
Draws under advancing construction loans	5,334
Deductions:	
Pay down of secured revolving credit facility	(130,105)
Pay off of maturing mortgage and construction loans	(110,949)
Pay off of mortgage loan in connection with property disposition	(16,140)
Scheduled repayments of principal	(10,963)
Amortization of debt premiums and discounts	(48)
	$ 1,223,455

Loans Assumed or Entered Into in Conjunction with Property Acquisitions

In connection with the June 11, 2008 acquisition of GMH's student housing business (see Note 5), the Company assumed approximately $608.2 million of fixed-rate mortgage debt. At the time of assumption, the debt had a weighted average annual interest rate of 5.43% and an average term to maturity of 6.2 years. Upon assumption of this debt, the Company recorded debt discounts and debt premiums of approximately $11.8 million and $2.3 million, respectively, to reflect the estimated fair value of the debt assumed. These mortgage loans are secured by liens on the related properties.

In connection with the February 2008 acquisition of Pirate's Place (see Note 5), a wholly-owned property, the Company assumed approximately $7.0 million of fixed-rate mortgage debt with an annual interest rate of 7.15% and January 2023 maturity date. Upon assumption of this debt, the Company recorded a debt premium of approximately $0.3 million, to reflect the estimated fair value of the debt assumed. This mortgage loan is secured by a lien on the related property.

In connection with the January 2007 acquisition of Village on Sixth (see Note 5), a wholly-owned property, the Company assumed approximately $17.6 million of fixed-rate mortgage debt, which is comprised of one $16.2 million mortgage loan with an annual interest rate of 5.5% and May 2014 maturity date, and a second mortgage loan for $1.4 million with an annual interest rate of 6.6% and October 2016 maturity date. Upon assumption of this debt, the Company recorded a debt discount of approximately $0.3 million on the $16.2 million mortgage loan and a debt premium of approximately $0.1 million on the $1.4 million mortgage loan, in each case to reflect the estimated fair value of the debt assumed. These mortgage loans are secured by liens on the related properties.

In connection with the February 2007 acquisition of the Edwards Portfolio (see Note 5), the Company assumed approximately $70.7 million in fixed-rate mortgage debt. At the time of assumption, the debt had a weighted average annual interest rate of 5.7% and an average remaining term to maturity of 8.3 years. Upon assumption of these three loans, the Company recorded debt premiums of approximately $0.1 million to reflect the estimated fair value of the debt assumed. These three mortgage loans are secured by liens on the related properties.

Secured Revolving Credit Facility

In August 2009, the Operating Partnership renewed its revolving credit facility and increased the size of the facility from $160 million to $225 million. The facility may be expanded by up to an additional $75 million upon the satisfaction of certain conditions. The maturity date of the facility is August 14, 2012 and can be extended 12 months through August 2013. The facility is currently secured by seven of the Company's wholly-owned properties.

Availability under the revolving credit facility is limited to an "aggregate borrowing base amount" equal to the lesser of (i) 50% to 65% of the value of certain properties, calculated as set forth in the credit facility, and (ii) the adjusted net operating income from these properties divided by a formula amount. The facility bears interest at a variable rate, at the Company's option, based upon a base rate or one-, two-, or three-month LIBOR, with a LIBOR floor of 2.0%, plus, in each case, a spread based upon the Company's total leverage. Additionally, the Company is required to pay an unused commitment fee of 0.35% per annum. In September 2009, the Company paid off the entire balance on the revolving credit facility using proceeds from the secured agency facility discussed below. As of December 31, 2009, availability under the facility totaled $155.0 million.

The terms of the facility include certain restrictions and covenants, which limit, among other items, the incurrence of additional indebtedness, liens, and the disposition of assets. The facility contains customary affirmative and negative covenants and also contains financial covenants that, among other things, require the Company to maintain certain minimum ratios of "EBITDA" (earnings before interest, taxes, depreciation and amortization) to fixed charges and total indebtedness. The Company may not pay distributions that exceed a specified percentage of funds from operations, as adjusted, for any four consecutive quarters. The financial covenants also include consolidated net worth and leverage ratio tests. As of December 31, 2009, the Company was in compliance with all such covenants.

Secured Agency Facility

In September 2009, the Company closed a $125 million secured revolving credit facility with a Freddie Mac lender. The facility has a five-year term and is currently secured by 11 properties referred to as the "Collateral Pool." The facility bears interest at one- or three-month LIBOR plus a spread that varies based on the debt service ratio of the Collateral Pool. Additionally, the Company is required to pay an unused commitment fee of 1.0% per annum. As of December 31, 2009, the balance outstanding on the secured agency facility totaled $94.0 million, bearing interest at a weighted average rate of 2.2%. The secured agency facility includes certain financial covenants which are the same as are required for the secured revolving credit facility, described above.

Senior Secured Term Loan

On May 23, 2008, the Operating Partnership obtained a $100 million senior secured term loan. The secured term loan has an initial term of 36 months and can be extended through May 2012 through the exercise of a 12-month extension period. The secured term loan bears interest at a variable rate, at the Company's option, based upon a base rate or one-, two-, three-, or six-month LIBOR plus, in each case, a spread based upon the Company's total leverage. On June 11, 2008, the Operating Partnership borrowed in full from the secured term loan and used the proceeds to fund a portion of the total cash consideration for the GMH acquisition. As of December 31, 2009, the balance outstanding on the secured term loan was $100 million. The Company guarantees the Operating Partnership's obligations under the secured term loan. The secured term loan includes the same restrictions and covenants as the secured revolving credit facility, described above.

On February 23, 2009, the Company entered into two $50.0 million interest rate swap agreements effective March 20, 2009 through February 20, 2012, which are both used to hedge the Company's exposure to fluctuations in interest payments on its LIBOR-based senior secured term loan. Under the terms of the two interest rate swap agreements, the Company pays an average fixed rate of 1.7925% and receives a one-month LIBOR floating rate. As a result of these two interest rate swaps, the Company effectively fixed the interest rate on its senior secured term loan to 3.55% as of December 31, 2009 (1.7925% + 1.75% spread). In the event that the swaps at any time have a negative fair value below a certain threshold level, the Company is required to post cash into a collateral account pledged to the interest rate swap providers. As of December 31, 2009, the Company had deposited approximately $0.7 million into a collateral account related to one of the interest rate swaps. See Note 14 herein for a more detailed discussion of the Company's derivative instruments and hedging activities.

Construction Loans and Mortgage Notes Payable

Construction loans and mortgage notes payable at December 31, 2009, excluding debt premiums and discounts, consisted of 62 loans secured by wholly-owned properties and on-campus participating properties consisting of:

Property	Principal Outstanding [1]	Interest Rate at December 31, 2009	Maturity Date	Amortization
Cullen Oaks – Phase I [2]	$ 16,275	6.69% [3]	February 2014	30 years
Cullen Oaks – Phase II [2]	16,443	6.69% [3]	February 2014	30 years
University Village at Boulder Creek	15,248	5.71%	November 2012	30 years
River Club Apartments	17,430	8.18%	August 2010	30 years
The Village at Alafaya Club	19,237	8.16%	August 2010 [4]	30 years
University Club Tallahassee	12,867	7.99%	October 2010	30 years
The Grove at University Club Tallahassee	4,068	5.75%	March 2013	30 years
College Club Tallahassee	8,327	6.74%	December 2011	30 years
The Estates	36,218	5.20%	June 2015	30 years
The Village at Blacksburg	19,926	7.50%	January 2011	30 years
The Woods at Greenland	5,819	5.69%	October 2012	30 years
Raiders Crossing	6,248	6.18%	December 2012	30 years

Property	Principal Outstanding[1]		Interest Rate at December 31, 2009	Maturity Date	Amortization
Entrada Real	9,143		5.61%	November 2012	30 years
The Outpost San Marcos	13,013		5.74%	October 2013	30 years
The Outpost San Antonio	22,945		4.99%	October 2014	30 years
City Parc at Fry Street	10,957		5.96%	September 2014	30 years
Raiders Pass - Phase I	14,838		5.91%	October 2012	30 years
Raiders Pass – Phase II	3,649		5.66%	October 2012	30 years
The Callaway House	18,340		7.10%	April 2011	30 years
Aggie Station	10,988		5.96%	October 2012	30 years
Village on Sixth – Phase I	15,444		5.48%	May 2014	30 years
Village on Sixth – Annex	1,376		6.63%	October 2016	30 years
Newtown Crossing	31,138		5.65%	June 2015	30 years
Olde Town University Square	20,159		5.65%	June 2015	30 years
Peninsular Place	16,563		5.65%	June 2015	30 years
Vista del Sol	100,000	(5)	1.45%	December 2010	n/a
Pirate's Place	6,495		7.15%	January 2023	30 years
Jacob Heights I	3,850		5.54%	February 2016	Interest only
Jacob Heights III	2,948		6.19%	August 2016	Interest only
The Summit	23,825		5.60%	March 2017	Interest only
GrandMarc – Seven Corners	18,020		5.19%	June 2014	30 years
University Village – Sacramento	14,740		5.32%	February 2016	Interest only
Aztec Corner	28,600		5.97%	August 2016	30 years
University Crossings	33,201		5.42%	November 2013	30 years
University Crossings - Annex	8,108		5.90%	November 2013	30 years
Campus Corner	22,266		5.84%	November 2016	Interest only
Tower at 3rd	14,491		4.96%	September 2015	Interest only
University Mills	8,806		4.92%	August 2014	30 years
University Manor	14,233		4.92%	August 2014	30 years
Brookstone Village	4,141		5.38%	February 2016	Interest only
Campus Walk – Wilmington	6,700		5.00%	September 2015	Interest only
Cambridge at Southern	18,388		5.78%	December 2016	Interest only
Campus Club – Statesboro	18,811		4.24%	March 2010	Interest only
University Pines	11,036		6.95%	June 2013	30 years
Lakeside	14,100		5.84%	November 2016	Interest only
The Edge	29,914		5.22%	January 2011	Interest only
Southview	18,918		4.56%	June 2015	Interest only
Stonegate	14,264		4.56%	June 2015	Interest only
The Commons	5,569		5.60%	April 2024	30 years
University Gables	13,925		6.95%	June 2013	30 years
The Enclave I	9,762		4.92%	August 2014	30 years
Hawks Landing	15,600		5.84%	November 2016	Interest only
Willowtree Apartments	13,441		7.09%	October 2011	30 years
Willowtree Towers	6,576		7.09%	October 2011	30 years
Abbott Place	17,850		5.84%	November 2016	Interest only
University Centre – Kalamazoo	19,875		5.60%	March 2017	Interest only
University Meadows	9,633		4.92%	October 2015	Interest only
Campus Way	15,375		5.84%	November 2016	Interest only
Campus Walk – Oxford	8,133		4.70%	March 2012	Interest only
Campus Trails	7,486		5.84%	November 2016	Interest only
University Pointe	21,300		5.28%	October 2015	Interest only
University Trails	15,725		4.24%	March 2010	Interest only
Total	$ **982,764**	**Wtd Avg Rate**	**5.36%**		

(1) For federal income tax purposes, the aggregate cost of the loans is equal to the carrying amount.

(2) Both loans bear interest at a rate of LIBOR plus 1.35%.

(3) The floating rate on both loans was swapped to a fixed rate of 6.69%. This interest rate swap terminates in February 2014, at which time the interest rate will revert back to a variable rate. The TRS has guaranteed payment of the indebtedness of the Phase I loan and the indebtedness of the Phase II loan, up to a limit of $4.0 million of loan principal

plus interest and litigation fees potentially incurred by the lender. This guaranty will remain in effect until the balance on the loan is paid in full.

(4) Represents the Anticipated Repayment Date, as defined in the loan agreement. If the loan is not repaid on the Anticipated Repayment Date, then certain monthly payments including excess cash flow, as defined, become due through the maturity date of August 2030.

(5) For each borrowing on the construction loan, the Company has the option of choosing Prime rate or one-, two-, or three-month LIBOR plus 1.20%. The loan can be extended through December 2011 through the exercise of a 12-month extension period.

Bonds Payable

Bonds payable consist of three issues secured by student housing ground/facility leases, with interest and principal paid semi-annually and annually, respectively, through maturity. Covenants include, among other items, budgeted and actual debt service coverage ratios. The bonds are nonrecourse to the Company. Payment of regularly scheduled principal payments is guaranteed by MBIA Insurance Corporation. Bonds payable at December 31, 2009 consisted of the following:

Series	Mortgaged Facilities Subject to Leases	Original	Principal December 31, 2009	Weighted Average Rate	Maturity Date	Required Monthly Debt Service
1999	University Village-PVAMU/TAMIU	$ 39,270	$ 30,345	7.70%	September 2023	$ 302
2001	University College–PVAMU	20,995	17,320	7.45%	August 2025	158
2003	University College–PVAMU	4,325	3,725	5.97%	August 2028	28
	Total/weighted average rate	**$ 64,590**	**$ 51,390**	**7.49%**		**$ 488**

Schedule of Debt Maturities

Scheduled debt maturities (reflecting automatic extensions where applicable) for each of the five years subsequent to December 31, 2009 and thereafter, are as follows:

	Scheduled Principal	Due at Maturity	Total
2010	$ 10,975	$ 183,577	$ 194,552
2011	10,409	194,875	205,284
2012	10,398	70,242	80,640
2013	9,302	77,509	86,811
2014	7,217	216,283	223,500
Thereafter	49,804	387,563	437,367
	$ 98,105	$ 1,130,049	$ 1,228,154

The $183.6 million of debt scheduled to mature in 2010 is comprised of a $100.0 million construction loan which can be extended through December 2011 through the exercise of a 12-month extension, and $83.6 million of fixed-rate mortgage debt that we expect to pay-off on or before their respective maturity dates.

Payment of principal and interest were current at December 31, 2009. Mortgage notes and bonds payable are subject to prepayment penalties.

12. Incentive Award Plan

The Company has adopted the 2004 Incentive Award Plan (the "Plan"). The Plan provides for the grant of various stock-based incentive awards to selected employees and directors of the Company and the Company's affiliates. The Company has reserved a total of 1,210,000 shares of the Company's common stock for issuance pursuant to the Plan, subject to certain adjustments for changes in the Company's capital structure, as defined in the Plan. As of December 31, 2009, 354,560 shares were available for issuance under the Plan.

Restricted Stock Units

Upon initial appointment to the Board of Directors and reelection to the Board of Directors at each Annual Meeting of Stockholders, each outside member of the Board of Directors is granted restricted stock units ("RSUs"). For all 2006 and 2007 RSU grants, no shares of stock were issued at the time of the RSU awards, and the Company was not required to set aside a fund for the payment of any such award; however, the stock was deemed to be awarded on the date of grant. Upon the Settlement Date, which is three years from the date of grant, the Company will deliver to the recipients a number of shares of common stock or cash, as determined by the Compensation Committee of the Board of Directors, equal to the number of RSUs held by the recipients. In addition, recipients of RSUs are entitled to dividend equivalents equal to the cash distributions paid by the Company on one share of common stock for each RSU issued, payable currently or on the Settlement Date, as determined by the Compensation Committee of the Board of Directors.

Upon reelection to the Board of Directors in May 2009, the Chairman of the Board of Directors was granted RSUs valued at $51,500 and the remaining outside members were each granted RSUs valued at $41,500. The number of RSUs was determined based on the fair market value of the Company's stock on the date of grant, as defined in the Plan. All awards vested and settled immediately on the date of grant, and the Company delivered shares of common stock and cash, as determined by the Compensation Committee of the Board of Directors.

A summary of the Company's RSUs under the Plan for the three years ended December 31, 2009 and changes during the two years ended December 31, 2009, are presented below:

	Number of RSUs	Weighted-Average Grant Date Fair Value Per RSU
Outstanding at December 31, 2007	18,786	$ 24.50
Granted	7,831	30.34
Settled in common shares	(11,897)	25.82
Settled in cash	(3,164)	25.43
Outstanding at December 31, 2008	11,556	26.83
Granted	11,870	21.82
Settled in common shares	(8,594)	22.89
Settled in cash	(9,456)	22.46
Outstanding at December 31, 2009	5,376	$ 29.77

The RSUs are fully vested on the date of grant. Accordingly, the Company recognized expense of approximately $0.3 million for the year ended December 31, 2009 and $0.2 million for each of the years ended December 31, 2008 and 2007, respectively, reflecting the fair value of the RSUs issued on the date of grant. The weighted-average grant-date fair value for each RSU granted during the year ended December 31, 2007 was $29.77.

Restricted Stock Awards

The Company awards restricted stock awards ("RSAs") to its executive officers and certain employees that vest in equal annual installments over a five year period. Unvested awards are forfeited upon the termination of an individual's employment with the Company under specified circumstances. Recipients of RSAs receive dividends, as declared by the Company's Board of Directors, on unvested shares, provided that the recipient continues to be employed by the Company. A summary of the Company's RSAs under the Plan for the three years ended December 31, 2009 and changes during the two years ended December 31, 2009, are presented below:

	Number of RSAs	Weighted-Average Grant Date Fair Value Per RSA
Nonvested balance at December 31, 2007	178,921	$ 27.64
Granted	151,492	27.62
Vested	(32,353)	26.54
Forfeited	(15,652)	26.97
Nonvested balance at December 31, 2008	282,408	27.79
Granted	256,650	21.13
Vested	(50,210)	27.46
Forfeited	(26,913)	26.28
Nonvested balance at December 31, 2009	461,935	$ 24.21

The weighted-average grant date fair value for each RSA granted and forfeited during the year ended December 31, 2007 was $30.21 and $25.68, respectively. The Company recognizes the value of these awards as an expense over the vesting periods, which amounted to approximately $2.7 million, $1.9 million and $1.1 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The total fair value of RSAs vested during the year ended December 31, 2009, was approximately $0.9 million. Additionally, as of December 31, 2009, the Company had approximately $8.6 million of total unrecognized compensation cost related to these RSAs, which is expected to be recognized over a remaining weighted-average period of 3.5 years.

Common Units

The Outperformance Bonus Plan was adopted upon consummation of the Company's IPO in August 2004, and consisted of awards to key employees equal to the value of 367,682 shares of the Company's common stock. Such awards vested on the third anniversary of the IPO (August 2007), upon the Company's achievement of specified performance measures. Upon vesting, the Compensation Committee of the Board of Directors exercised its permitted discretion and granted 132,400 of the awards to selected recipients in the form of profits interest units ("PIUs") of the Operating Partnership, with the remainder of the awards paid in cash in the amount of $6.7 million. During the year ended December 31, 2007, the Company recorded a compensation charge of approximately $10.4 million to reflect the value of such awards. As a result of the October 2007 equity offering discussed in Note 2, a book-up event occurred for tax purposes, resulting in the 132,400 PIUs being converted to Common Units.

Each common unit is deemed equivalent to one share of the Company's common stock. Common units receive the same quarterly per unit distribution as the per share distributions on the Company's common stock.

13. Preferred Stock

As part of the Company's acquisition of GMH's student housing business, the Company acquired the GMH REIT, an entity that elected to be taxed as a REIT under the Code. In order to ensure that the entity met certain organizational requirements, on the Merger date the entity issued 131 shares of 15% Series A Cumulative Non-voting Preferred Stock. Holders of Series A Preferred Stock were entitled to receive, when and as authorized by the Company's Board of Directors, cumulative preferential cash dividends at the rate of 15% per annum of the total of $1,000 per share plus all accumulated and unpaid dividends thereon. On December 31, 2008, as contemplated as part of the merger transactions, the Company converted the GMH REIT into a Delaware limited liability company, at which time the preferred shares were redeemed at a redemption price of $1,200 per share, including a redemption premium of $200 per share.

14. Derivatives Instruments and Hedging Activities

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's investments and borrowings.

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in Accumulated Other Comprehensive Income (Loss) and is subsequently reclassified into earnings in the period that the

hedged forecasted transaction affects earnings. During the year ended December 31, 2009, such derivatives were used to hedge the variable cash flows associated with the Company's $100 million senior secured term loan and the Cullen Oaks Phase I and Phase II loans.

The following table summarizes the Company's outstanding interest rate swap contracts as of December 31, 2009:

Date Entered	Effective Date	Maturity Date	Pay Fixed Rate	Receive Floating Rate Index	Notional Amount	Fair Value
Feb. 12, 2007	Feb. 15, 2007	Feb. 15, 2014	6.689%	LIBOR – 1 mo. plus 1.35%	$ 33,156	$ (3,504)
Feb. 23, 2009	March 20, 2009	Feb. 20, 2012	1.785%	LIBOR – 1 month	50,000	(419)
Feb. 23, 2009	March 20, 2009	Feb. 20, 2012	1.800%	LIBOR – 1 month	50,000	(433)

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the consolidated balance sheets as of December 31, 2009 and December 31, 2008:

	Derivative Liabilities as of			
	December 31, 2009		December 31, 2008	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swap contracts	Other liabilities	$ 4,356	Other Liabilities	$ 5,117
Total derivatives designated as hedging instruments		$ 4,356		$ 5,117

The tables below present the effects of the Company's derivative financial instruments on other comprehensive income ("OCI") and the consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007:

	Amount of Income (Loss) Recognized in OCI on Derivative (Effective Portion)		
	Year Ended December 31,		
Cash Flow Hedging Relationships	2009	2008	2007
Interest rate swap contracts	$ 761	$ (3,031)	$ (2,075)
Total	$ 761	$ (3,031)	$ (2,075)

	Amount of Gain Reclassified from Accumulated OCI Into Income (Effective Portion)		
	Year Ended December 31,		
Location of Gain Reclassified from Accumulated OCI Into Income	2009	2008	2007
Interest expense	$ -	$ 211	$ 211
Total	$ -	$ 211	$ 211

15. Fair Value Disclosures

The following table presents information about the Company's liabilities measured at fair value on a recurring basis as of December 31, 2009, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices observable for the asset or liability, such as interest rates and yield curves observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or

liability.

In instances in which the inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined is based on the lowest level input significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Disclosures concerning assets and liabilities measured at fair value are as follows:

	Liabilities Measured at Fair Value on a Recurring Basis			
	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2009
Derivative financial instruments	$ -	$ 4,356	$ -	$ 4,356

The Company uses derivative financial instruments, specifically interest rate swaps, for nontrading purposes. The Company uses interest rate swaps to manage interest rate risk arising from previously unhedged interest payments associated with variable rate debt. Through December 31, 2009, derivative financial instruments were designated and qualified as cash flow hedges. Derivative contracts with positive net fair values inclusive of net accrued interest receipts or payments, are recorded in other assets. Derivative contracts with negative net fair values, inclusive of net accrued interest payments or receipts, are recorded in other liabilities. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

The Company incorporates credit valuation adjustments to appropriately reflect its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds and guarantees.

Although the Company has determined the majority of the inputs used to value its derivative fall within Level 2 of the fair value hierarchy, the credit valuation adjustment associated with its derivative utilizes Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparty. However, as of December 31, 2009, the Company has assessed the significance of the impact of the credit valuation adjustment on the overall valuation of its derivative position and has determined that the credit valuation adjustment is not significant to the overall valuation of the Company's derivative. As a result, the Company has determined its derivative valuation in its entirety is classified in Level 2 of the fair value hierarchy.

Other Fair Value Disclosures

Cash and Cash Equivalents, Restricted Cash, Student Contracts Receivable, Other Assets, Account Payable and Accrued Expenses and Other Liabilities: The Company estimates that the carrying amount approximates fair value, due to the short maturity of these instruments.

Derivative Instruments: These instruments are reported on the balance sheet at fair value, which is based on calculations provided by independent, third-party financial institutions and represent the discounted future cash flows expected, based on the projected future interest rate curves over the life of the instrument.

Senior Secured Term Loan, Secured Credit Facilities and Construction Loans: the fair value of the Company's secured term

loan, secured credit facilities and construction loans approximate carrying values due to the variable interest rate feature of these instruments.

Mortgage Loans: the fair value of mortgage loans is based on the present value of the cash flows at current rates through maturity.

Bonds Payable: the fair value of bonds payable is based on market quotes for bonds outstanding.

The table below contains the estimated fair value and related carrying amounts for the Company's mortgage loans and bonds payable as of December 31, 2009 and December 31, 2008:

	December 31, 2009		December 31, 2008	
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Mortgage loans	$ 912,332	$ 878,065	$ 1,000,105	$ 984,127
Bonds payable	49,865	51,390	52,814	53,275

16. Lease Commitments

The Company entered into a 65-year ground/facility lease agreement on October 30, 2007 for the purpose of constructing Barrett Honors College, a student housing facility on the campus of Arizona State University in Tempe, Arizona. The agreement will terminate on the 65th anniversary date of the opening date (August 2074) and has two ten year extensions available. During the first ten years, under the terms of the ground lease, the lessor will receive annual minimum rents of approximately $0.3 million. For the remaining years of the lease, the lessor will receive variable rent payments based upon the operating performance of the property. Straight-lined rental amounts were capitalized during the construction period and expensed upon the commencement of operations in August 2009. Rent expense under this agreement was approximately $14,000 for the year ended December 31, 2009.

The Company entered into a 65-year ground/facility lease agreement on December 22, 2006 for the purpose of constructing Vista del Sol, a student housing facility on the campus of Arizona State University in Tempe, Arizona. The agreement will terminate on the 65th anniversary date of the opening date (August 2073) and has two ten year extensions available. During the first five years, under the terms of the ground lease, the lessor will receive annual minimum rents of approximately $0.7 million and variable rent payments based upon the operating performance of the property. For the remaining years of the lease, the lessor will receive variable rent payments based upon the operating performance of the property. Straight-lined rental amounts were capitalized during the construction period and expensed upon the commencement of operations in August 2008. Rent expense under this agreement was approximately $1.0 million and $0.4 million for the years ended December 31, 2009 and 2008, respectively.

The Company entered into a 95-year ground lease agreement on August 3, 2005 for the purpose of constructing University Centre, a student housing facility near the campuses of Rutgers University and the New Jersey Institute of Technology in Newark, New Jersey. The agreement terminates in July 2102 with no extensions or renewals available. Under the terms of the ground lease, the lessor receives escalating annual rents ranging from $0.1 million to $0.4 million and contingent rental payments based upon the operating performance of the property. Straight-lined rental amounts were capitalized during the construction period and expensed upon the commencement of operations in August 2007. Rent expense under the ground lease agreement was approximately $0.3 million for each of the years ended December 31, 2009 and 2008 and $0.1 million for the year ended December 31, 2007.

The Company entered into a ground lease agreement on October 2, 2003 for the purpose of constructing a student housing facility near the campus of Temple University in Philadelphia, Pennsylvania. The agreement terminates June 30, 2079 and has four six year extensions available. Under the terms of the ground lease, the lessor receives annual minimum rents of $0.1 million and contingent rental payments which are based upon the operating performance of the property. The contingent rental payment was approximately $0.1 million for each of the years ended December 31, 2009, 2008 and 2007.

The Company is a party to a sublease for corporate office space beginning August 15, 2002, and expiring December 31, 2010. The Company is also party to a lease for corporate office space beginning June 19, 2008, and expiring July 31, 2013. The terms of the sublease and lease provide for a period of free rent and scheduled rental rate increases and common area maintenance charges upon expiration of the free rent period.

The Company also has various operating and capital leases for furniture, office and technology equipment, which expire through 2014. Rental expense under the operating lease agreements approximated $2.2 million, $1.4 million and $0.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Wholly-owned properties, net at December 31, 2009 included approximately $3.5 million related to capital leases of furniture, net of approximately $1.8 million of accumulated amortization. Other assets at December 31, 2009 included approximately $150,000 related to corporate assets under capital leases, net of approximately $130,000 of accumulated amortization.
Future minimum commitments over the life of all leases subsequent to December 31, 2009, are as follows:

	Operating	Capital
2010	$ 1,902	$ 1,053
2011	1,530	826
2012	1,531	439
2013	771	148
2014	661	99
Thereafter	38,844	-
Total minimum lease payments	45,239	2,565
Amount representing interest	-	(251)
Balance of minimum lease payments	**$ 45,239**	**$ 2,314**

The capital lease obligations are reflected in other liabilities in the accompanying consolidated balance sheets and amortization of assets recorded under capital leases is included in depreciation expense.

17. Commitments and Contingencies

Commitments

Development-related guarantees: For its third-party development projects, the Company commonly provides alternate housing and project cost guarantees, subject to force majeure. These guarantees are typically limited, on an aggregate basis, to the amount of the projects' related development fees or a contractually agreed-upon maximum exposure amount. Alternate housing guarantees typically expire five days after construction is complete and generally require the Company to provide substitute living quarters and transportation for students to and from the university if the project is not complete by an agreed-upon completion date. Under project cost guarantees, the Company is responsible for the construction cost of a project in excess of an approved budget. The budget consists primarily of costs included in the general contractors' guaranteed maximum price contract ("GMP"). In most cases, the GMP obligates the general contractor, subject to force majeure and approved change orders, to provide completion date guarantees and to cover cost overruns and liquidated damages. In addition, the GMP is typically secured with payment and performance bonds. Project cost guarantees expire upon completion of certain developer obligations, which are normally satisfied within one year after completion of the project.

In the normal course of business, the Company enters into various development-related purchase commitments with parties that provide development-related goods and services. In the event that the Company was to terminate development services prior to the completion of projects under construction, the Company could potentially be committed to satisfy outstanding purchase orders with such parties. At December 31, 2009, management did not anticipate any material deviations from schedule or budget related to third-party development projects currently in progress.

Guaranty of Joint Venture Mortgage Debt: As mentioned in Note 10, the Fidelity Joint Ventures are funded in part with secured third party debt in the amount of $330.4 million. The Operating Partnership serves as non-recourse, carve-out guarantor of this debt, which means the Operating Partnership is liable to the lender for any loss, damage, cost, expense, liability, claim or other obligation incurred by the lender arising out of or in connection with certain non-recourse exceptions in connection with the debt. Pursuant to the respective limited liability company agreements, the Fidelity Joint Ventures agreed to indemnify, defend and hold harmless the Operating Partnership with respect to such obligations, except to the extent such obligations were caused by the willful misconduct, gross negligence, fraud or bad faith of the Operating Partnership or its employees, agents or affiliates. Therefore, the Operating Partnership's exposure under the guarantees for obligations not caused by the willful misconduct, gross negligence, fraud or bad faith of the Operating Partnership or its employees, agents or affiliates is not expected to exceed the Company's 10% proportionate interest in the related mortgage

debt.

The Company has estimated the fair value of guarantees entered into to be immaterial. The Company's estimated maximum exposure amount under the above guarantees is approximately $340.0 million.

Contingencies

Litigation: In the normal course of business, the Company is subject to claims, lawsuits, and legal proceedings. While it is not possible to ascertain the ultimate outcome of such matters, management believes that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

Letters of Intent: In the ordinary course of the Company's business, the Company enters into letters of intent indicating a willingness to negotiate for acquisitions, dispositions or joint ventures. Such letters of intent are non-binding, and neither party to the letter of intent is obligated to pursue negotiations unless and until a definitive contract is entered into by the parties. Even if definitive contracts are entered into, the letters of intent relating to the acquisition and disposition of real property and resulting contracts generally contemplate that such contracts will provide the acquirer with time to evaluate the property and conduct due diligence, during which periods the acquiror will have the ability to terminate the contracts without penalty or forfeiture of any deposit or earnest money. There can be no assurance that definitive contracts will be entered into with respect to any matter covered by letters of intent or that the Company will consummate any transaction contemplated by any definitive contract. Furthermore, due diligence periods for real property are frequently extended as needed. Once the due diligence period expires, the Company is then at risk under a real property acquisition contract, but only to the extent of any earnest money deposits associated with the contract.

Environmental Matters: The Company is not aware of any environmental liability with respect to the properties that would have a material adverse effect on the Company's business, assets or results of operations. However, there can be no assurance that such a material environmental liability does not exist. The existence of any such material environmental liability could have an adverse effect on the Company's results of operations and cash flows.

18. Segments

The Company defines business segments by their distinct customer base and service provided. The Company has identified four reportable segments: Wholly-Owned Properties, On-Campus Participating Properties, Development Services, and Property Management Services. Management evaluates each segment's performance based on operating income before depreciation, amortization, minority interests and allocation of corporate overhead. Intercompany fees are reflected at the contractually stipulated amounts.

	Year Ended December 31,		
	2009	2008	2007
Wholly-Owned Properties			
Rental revenues	$ 273,053	$ 197,037	$ 117,858
Interest and other income	42	113	324
Total revenues from external customers	273,095	197,150	118,182
Operating expenses before depreciation, amortization, ground/facility lease, and allocation of corporate overhead	134,267	101,246	54,411
Ground/facility leases	1,021	376	-
Interest expense	53,990	43,741	24,226
Other nonoperating income	402	486	-
Operating income before depreciation, amortization and allocation of corporate overhead	$ 84,219	$ 52,273	$ 39,545
Depreciation and amortization	$ 70,479	$ 51,558	$ 25,648
Capital expenditures	$ 114,729	$ 142,796	$ 142,265
Total segment assets at December 31,	$ 2,093,638	$ 2,060,591	$ 978,275
On-Campus Participating Properties			
Rental revenues	$ 22,727	$ 22,042	$ 20,966
Interest and other income	42	206	359
Total revenues from external customers	22,769	22,248	21,325
Operating expenses before depreciation, amortization, ground/facility lease, and allocation of corporate overhead	9,650	10,073	8,701
Ground/facility lease	1,086	1,402	1,622
Interest expense	6,183	6,166	6,226
Operating income before depreciation, amortization and allocation of corporate overhead	$ 5,850	$ 4,607	$ 4,776
Depreciation and amortization	$ 4,350	$ 4,322	$ 4,263
Capital expenditures	$ 739	$ 719	$ 480
Total segment assets at December 31,	$ 78,718	$ 83,946	$ 85,708
Development Services			
Development and construction management fees from external customers	$ 5,015	$ 7,922	$ 5,490
Intersegment revenues	-	2,502	-
Total revenues	5,015	10,424	5,490
Operating expenses	8,590	9,471	5,588
Operating (loss) income before depreciation, amortization and allocation of corporate overhead	$ (3,575)	$ 953	$ (98)
Total segment assets at December 31,	$ 4,338	$ 7,196	$ 7,624
Property Management Services			
Property management fees from external customers	$ 8,795	$ 6,578	$ 2,821
Intersegment revenues	10,730	7,532	4,289
Total revenues	19,525	14,110	7,110
Operating expenses	7,406	6,485	3,102
Operating income before depreciation, amortization and allocation of corporate overhead	$ 12,119	$ 7,625	$ 4,008
Total segment assets at December 31,	$ 4,545	$ 7,258	$ 2,220
Reconciliations			
Total segment revenues	$ 320,404	$ 243,932	$ 152,107
Unallocated interest income earned on corporate cash	36	812	794
Elimination of intersegment revenues	(10,730)	(10,034)	(4,289)
Total consolidated revenues, including interest income	$ 309,710	$ 234,710	$ 148,612
Segment operating income before depreciation, amortization and allocation of corporate overhead	$ 98,613	$ 65,458	$ 48,231
Depreciation and amortization	(79,667)	(59,416)	(31,784)
Net unallocated expenses relating to corporate overhead	(18,725)	(16,509)	(17,014)
Loss from unconsolidated joint ventures	(2,073)	(1,619)	(108)
Income tax provision	(540)	(388)	(756)
Loss from continuing operations	$ (2,392)	$ (12,474)	$ (1,431)
Total segment assets	$ 2,181,239	$ 2,158,991	$ 1,073,827
Unallocated corporate assets	53,742	24,918	2,469
Total assets	$ 2,234,981	$ 2,183,909	$ 1,076,296

19. Quarterly Financial Information (Unaudited)

The information presented below represents the consolidated financial results of the Company for the years ended December 31, 2009 and 2008.

	2009				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total revenues	$ 77,740	$ 73,270	$ 78,445	$ 83,543	$ 312,998 (1)
Net income (loss)	$ 277	$ (5,310)	$ (5,804)	$ (2,003)	$ (12,840)
Net income (loss) per share- basic	$ 0.00	$ (0.11)	$ (0.11)	$ (0.04)	$ (0.28)
Net income (loss) per share- diluted	$ 0.00	$ (0.11)	$ (0.11)	$ (0.04)	$ (0.28)

	2008				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total revenues	$ 41,441	$ 43,889	$ 72,688	$ 78,290	$ 236,308 (1)
Net income (loss)	$ 4,909	$ (1,450)	$ (13,094)	$ (3,420)	$ (13,055)
Net income (loss) per share- basic	$ 0.18	$ (0.04)	$ (0.31)	$ (0.08)	$ (0.36)
Net income (loss) per share- diluted	$ 0.18	$ (0.04)	$ (0.31)	$ (0.08)	$ (0.36)

(1) Includes revenues from discontinued operations of $3.4 million and $2.7 million for the years ended December 31, 2009 and 2008, respectively.

20. Subsequent Events

Distributions: On January 29, 2010, the Company declared a fourth quarter 2009 distribution per share of $0.3375 which was paid on February 26, 2010 to all common stockholders of record as of February 15, 2010. At the same time, the Operating Partnership paid an equivalent amount per unit to holders of Common Units, as well as the quarterly cumulative preferential distribution to holders of Series A Preferred Units (see Note 9).

Pay-off of mortgage debt: On the scheduled maturity date of March 1, 2010, the Company paid off approximately $34.5 million of fixed-rate mortgage debt secured by two of our wholly-owned properties (Campus Club – Statesboro and University Trails).

21. Schedule of Real Estate and Accumulated Depreciation

			Initial Cost		Basis Step-Up			Total Costs					
	Units	Beds	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Costs Capitalized Subsequent to Acquisition	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Total (1)	Accumulated Depreciation (2)	Encumbrances (3)	Year Built
Wholly-Owned Properties													
Villas on Apache	111	288	$ 1,465	$ 8,071	$ -	$ -	$ 3,151	$1,465	$ 11,222	$ 12,687	$ 4,423	$ -	1987
The Village at Blacksburg	288	1,056	3,826	22,155	-	-	3,640	3,826	25,795	29,621	7,229	19,926	1990/ 1998
River Club Apartments	266	792	3,478	19,655	-	-	1,736	3,478	21,391	24,869	6,440	17,430	1996
River Walk Townhomes	100	336	1,442	8,194	-	-	698	1,442	8,892	10,334	2,647	-	1998
The Callaway House	173	538	5,081	20,499	-	-	1,592	5,081	22,091	27,172	6,301	18,340	1999
The Village at Alafaya Club	228	839	3,788	21,851	-	-	1,562	3,788	23,414	27,201	6,386	19,237	1999
The Village at Science Drive	192	732	4,673	19,021	-	-	971	4,673	19,992	24,665	4,607	-	2000
University Village at Boulder Creek	82	309	939	14,887	96	1,506	831	1,035	17,224	18,259	4,068	15,248	2002
University Village at Fresno	105	406	900	15,070	29	483	248	929	15,801	16,730	2,938	-	2004
University Village at TU	220	749	-	38,739	-	2,380	516	-	41,635	41,635	6,842	-	2004
University Village at Sweet Home	269	828	2,473	34,626	-	-	278	2,473	34,904	37,377	5,146	-	2005
University Club Tallahassee (4)	152	608	4,065	17,368	-	-	2,348	4,065	19,716	23,781	4,228	12,867	2000
The Grove at University Club (4)	64	128	600	5,735	-	-	458	600	6,193	6,793	930	4,068	2002
College Club Tallahassee (5)	96	384	1,498	11,156	-	-	1,285	1,498	12,441	13,939	2,412	8,327	2001
The Greens at College Club (5)	40	160	601	4,893	-	-	536	601	5,429	6,030	980	-	2004

			Initial Cost		Basis Step-Up			Total Costs					
	Units	Beds	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Costs Capitalized Subsequent to Acquisition	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Total (1)	Accumulated Depreciation (2)	Encumbrances (3)	Year Built
University Club Gainesville	94	376	$ 1,416	$ 11,848	$ -	$ -	$ 1,219	$ 1,416	$ 13,067	$ 14,483	$ 2,005	$ -	1999
The Estates	396	1,044	4,254	43,164	-	-	1,742	4,254	44,906	49,160	6,402	36,218	2002
City Parc at Fry Street	136	418	1,902	17,678	-	-	717	1,902	18,395	20,297	2,870	10,957	2004
Entrada Real	98	363	1,475	15,859	-	-	509	1,475	16,368	17,843	1,878	9,143	2000
Royal Oaks (6)	82	224	1,346	8,153	-	-	483	1,346	8,636	9,982	1,031	-	1990
Royal Pavilion (6)	60	204	1,212	7,304	-	-	439	1,212	7,743	8,955	939	-	1991
Royal Village Tallahassee (6)	75	288	1,764	10,768	-	-	620	1,764	11,388	13,152	1,326	-	1992
Royal Village Gainesville	118	448	2,484	15,153	-	-	806	2,484	15,959	18,443	2,025	-	1996
Northgate Lakes	194	710	4,807	27,284	-	-	1,146	4,807	28,430	33,237	3,401	-	1997/ 1998
Royal Lexington	94	364	2,848	12,783	-	-	817	2,848	13,600	16,448	1,707	-	1994
The Woods at Greenland	78	276	1,050	7,286	-	-	505	1,050	7,791	8,841	987	5,819	2001
Raider's Crossing	96	276	1,089	8,404	-	-	532	1,089	8,936	10,025	1,100	6,248	2002
Raider's Pass	264	828	3,877	32,445	-	-	1,184	3,877	33,629	37,506	3,918	18,487	2002/ 2003
Aggie Station	156	450	1,634	18,821	-	-	577	1,634	19,398	21,032	2,180	10,988	2003
The Outpost San Marcos	162	486	1,987	18,973	-	-	451	1,987	19,424	21,411	2,149	13,013	2003/ 2004
The Outpost San Antonio	276	828	3,262	36,252			444	3,262	36,696	39,958	3,997	22,945	2005
Callaway Villas	236	704	3,903	32,286	-	-	262	3,903	32,548	36,451	3,674	-	2006
Village on Sixth	248	752	2,763	22,480	-	-	2,083	2,763	24,563	27,326	2,354	16,820	2000/ 2006
Newtown Crossing	356	942	6,763	53,597	-	-	729	6,763	54,326	61,089	4,988	31,138	2005/ 2007
Olde Town University Square	224	550	2,277	24,614	-	-	703	2,277	25,317	27,594	2,521	20,159	2005

	Units	Beds	Initial Cost		Basis Step-Up		Costs Capitalized Subsequent to Acquisition	Total Costs			Accumulated Depreciation (2)	Encumbrances (3)	Year Built
			Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Land	Buildings and Improvements and Furniture, Fixtures and Equipment		Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Total (1)			
Peninsular Place	183	478	$ 2,306	$ 16,559	$ -	$ -	$ 369	$ 2,306	$ 16,928	$ 19,234	$ 1,803	$ 16,563	2005
University Centre	234	838	-	77,378	-	-	1,713	-	79,091	79,091	5,614	-	2007
Sunnyside Commons	68	161	6,933	768	-	-	57	6,933	825	7,758	51	-	1925-2001
Pirate's Place	144	528	1,159	9,652	-	-	950	1,159	10,602	11,761	609	6,495	1996
The Highlands	216	732	4,821	24,822	-	-	988	4,821	25,810	30,631	1,322	-	2004
Jacob Heights I (7)	42	162	407	5,888	-	-	103	407	5,991	6,398	295	3,850	2004
Jacob Heights III (7)	24	96	233	3,637	-	-	61	233	3,698	3,931	175	2,948	2006
The Summit (7)	192	672	1,678	26,939	-	-	427	1,678	27,366	29,044	1,227	23,825	2003
GrandMarc – Seven Corners	186	440	4,491	28,807	-	-	787	4,491	29,594	34,085	1,311	18,020	2000
University Village – Sacramento	250	394	7,275	12,639	-	-	375	7,275	13,014	20,289	638	14,740	1979
Aztec Corner	180	606	17,460	32,209	-	-	308	17,460	32,517	49,977	1,471	28,600	1995
University Crossings	260	1,016	20,622	47,830	-	-	2,011	20,622	49,841	70,463	2,197	41,309	1926/2003
Campus Corner	254	796	1,591	20,928	-	-	473	1,591	21,401	22,992	1,066	22,266	1997
Tower at 3rd	147	295	1,145	19,128	-	-	2,000	1,145	21,128	22,273	951	14,491	1973
University Mills	121	481	524	12,334	-	-	485	524	12,819	13,343	671	8,806	2002
Pirates Cove	264	1,056	2,173	26,704	-	-	2,784	2,173	29,488	31,661	1,639	-	2000
University Manor	168	600	1,387	14,889	-	-	1,614	1,387	16,503	17,890	909	14,233	2002
Brookstone Village	124	238	1,203	7,024	-	-	793	1,203	7,817	9,020	347	4,141	1993
Campus Walk – Wilmington	289	290	2,794	11,718	-	-	530	2,794	12,248	15,042	512	6,700	1989
Cambridge at Southern	228	564	3,317	20,301	-	-	444	3,317	20,745	24,062	1,084	18,388	2006

			Initial Cost		Basic Step-Up			Total Costs					
	Units	Beds	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Costs Capitalized Subsequent to Acquisition	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Total (1)	Accumulated Depreciation (2)	Encumbrances (3)	Year Built
Campus Club – Statesboro	276	984	$ 3,075	$ 31,100	$ -	$ -	$ 3,067	$ 3,075	$ 34,167	$ 37,242	$ 1,847	$ 18,811	2003
University Pines	144	552	1,707	17,527	-	-	654	1,707	18,181	19,888	862	11,036	2001
Lakeside	244	776	2,347	22,999	-	-	1,811	2,347	24,810	27,157	1,299	14,100	1991
The Club	120	480	1,164	11,979	-	-	1,509	1,164	13,488	14,652	722	-	1989
The Edge	306	930	6,053	37,802	-	-	1,493	6,053	39,295	45,348	1,836	29,914	1999
University Place	144	528	2,794	15,639	-	-	433	2,794	16,072	18,866	799	-	2003
Southview	240	960	3,492	41,760	-	-	1,143	3,492	42,903	46,395	2,051	18,918	1998
Stonegate	168	672	2,929	28,164	-	-	933	2,929	29,097	32,026	1,407	14,264	2000
The Commons	132	528	2,173	17,786	-	-	1,125	2,173	18,911	21,084	959	5,569	1991
University Gables	168	648	1,309	13,148	-	-	1,661	1,309	14,809	16,118	882	13,925	2001
Campus Ridge	132	528	960	12,831	-	-	305	960	13,136	14,096	668	-	2003
The Enclave I	120	480	582	9,205	-	-	784	582	9,989	10,571	514	9,762	2002
Hawks Landing	122	484	1,445	13,735	-	-	2,596	1,445	16,331	17,776	878	15,600	1994
Willowtree Apartments (8)	310	568	6,014	15,135	-	-	369	6,014	15,504	21,518	754	13,441	1968
Willowtree Towers (8)	163	283	3,793	6,745	-	-	183	3,793	6,928	10,721	376	6,576	1974
Abbott Place	222	654	1,833	18,313	-	-	1,775	1,833	20,088	21,921	1,118	17,850	1999
University Centre – Kalamazoo	232	700	1,804	19,395	-	-	807	1,804	20,202	22,006	1,068	19,875	2004
University Meadows	184	616	1,426	14,870	-	-	1,091	1,426	15,961	17,387	847	9,633	2001
Campus Way	196	684	1,581	21,845	-	-	1,545	1,581	23,390	24,971	1,176	15,375	1993
Campus Walk – Oxford	108	432	1,096	11,271	-	-	1,681	1,096	12,952	14,048	760	8,133	2001
Campus Trails	156	480	1,358	11,291	-	-	1,129	1,358	12,420	13,778	650	7,486	1991
University Pointe	204	682	989	27,576	-	-	610	989	28,186	29,175	1,334	21,300	2004
University Trails	240	684	1,183	25,173	-	-	812	1,183	25,985	27,168	1,263	15,725	2003

			Initial Cost		Basis Step-Up			Total Costs					
	Units	Beds	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Costs Capitalized Subsequent to Acquisition	Land	Buildings and Improvements and Furniture, Fixtures and Equipment	Total (1)	Accumulated Depreciation (2)	Encumbrances (3)	Year Built
Vista del Sol	613	1,866	$ -	$ 136,144	$ -	$ -	$ 572	$ -	$ 136,716	$ 136,716	$ 5,859	$ 100,000	2008
Villas at Chestnut Ridge	196	552	2,756	33,510	-	-	55	2,756	33,565	36,321	1,498	-	2008
Barrett Honors College	602	1,721	-	130,953	-	-	20	-	130,973	130,973	1,471	-	2009
Subtotal	15,145	47,599	$222,322	$ 1,853,124	$ 125	$ 4,369	$ 81,253	$ 222,447	$ 1,938,746	$ 2,161,193	$ 173,820	$ 950,046	
On-Campus Participating Properties													
University Village – PVAMU	612	1,920	$ -	$ 36,506	$ -	$ -	$ 2,412	$ -	$ 38,918	$ 38,918	$ 18,784	$ 26,319	1996/97/98
University College – PVAMU	756	1,470	-	22,650	-	-	1,748	-	24,398	24,398	9,143	21,045	2000/2003
University Village – TAMIU	84	250	-	5,844	-	-	372	-	6,216	6,216	2,944	4,026	1997
Cullen Oaks Phase I and II	411	879	-	33,910	-	-	1,282	-	35,192	35,192	8,163	32,718	2001/2005
Subtotal	1,863	4,519	-	98,910	-	-	5,814	-	104,724	104,724	39,034	84,108	
Total-all properties	17,008	52,118	$222,322	$ 1,952,034	$ 125	$ 4,369	$ 87,067	$ 222,447	$ 2,043,470	$ 2,265,917	$ 212,854	$ 1,034,154	

(1) Total aggregate costs for Federal income tax purposes is $2,337.1 million.
(2) The depreciable lives for buildings and improvements and furniture, fixtures and equipment range from three to forty years.
(3) Total encumbrances exclude net unamortized debt premiums of $3.8 million and net unamortized debt discounts of $8.5 million as of December 31, 2009.
(4) For lease administration purposes, University Club Tallahassee and The Grove at University Club are reported combined. As a result, costs capitalized subsequent to acquisition and accumulated depreciation are allocated to the respective properties based on relative bed count.
(5) For lease administration purposes, College Club Tallahassee and The Greens at College Club are reported combined. As a result, costs capitalized subsequent to acquisition and accumulated depreciation are allocated to the respective properties based on relative bed count.
(6) For lease administration purposes, Royal Oaks, Royal Pavilion, and Royal Village Tallahassee are reported combined. As a result, costs capitalized subsequent to acquisition and accumulated depreciation are allocated to the respective properties based on relative bed count.
(7) For lease administration purposes, Jacob Heights I, Jacob Heights III and The Summit are reported combined. As a result, costs capitalized subsequent to acquisition and accumulated depreciation are allocated to the respective properties based on relative bed count.
(8) For lease administration purposes, Willowtree Apartments and Willowtree Towers are reported combined. As a result, costs capitalized subsequent to acquisition and accumulated depreciation are allocated to the respective properties based on relative bed count.

AMERICAN CAMPUS COMMUNITIES, INC.AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The changes in the Company's investments in real estate and related accumulated depreciation for each of the years ended December 31, 2009, 2008, and 2007 are as follows:

	For the Year Ended December 31,					
	2009		2008		2007	
	Wholly-Owned [1]	On-Campus [2]	Wholly-Owned [1]	On-Campus [2]	Wholly-Owned [1]	On-Campus [2]
Investments in Real Estate:						
Balance, beginning of year	$ 2,100,185	$ 103,985	$ 1,017,425	$ 103,266	$ 740,238	$ 102,786
Acquisition of land for development	9,390	-	8,226	-	10,022	-
Acquisition of properties	-	-	980,504	-	131,319	-
Improvements and development expenditures	107,647	739	145,011	719	133,090	480
Contribution of land from minority partner in development joint venture	-	-	-	-	2,756	-
Disposition of properties	(28,432)	-	(50,981)	-	-	-
Balance, end of year	$ 2,188,790	$ 104,724	$ 2,100,185	$ 103,985	$ 1,017,425	$ 103,266
Accumulated Depreciation:						
Balance, beginning of year	$ (113,352)	$ (34,683)	$ (70,363)	$ (30,361)	$ (46,041)	$ (26,098)
Depreciation for the year	(61,765)	(4,351)	(42,989)	(4,322)	(24,322)	(4,263)
Disposition of properties	1,297	-	-	-	-	-
Balance, end of year	$ (173,820)	$ (39,034)	$ (113,352)	$ (34,683)	$ (70,363)	$ (30,361)

[1] Owned off-campus properties and owned on-campus properties

[2] On-campus participating properties

Exhibit 31.1

Certification Of Chief Executive Officer
Pursuant To Section 302 Of The Sarbanes–Oxley Act Of 2002

I, William C. Bayless, Jr, certify that:

1. I have reviewed this annual report on Form 10-K of American Campus Communities, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 1, 2010

By: /s/ William C. Bayless, Jr.

William C. Bayless, Jr.
President and Chief Executive Officer

Exhibit 31.2

Certification Of Chief Financial Officer
Pursuant To Section 302 Of The Sarbanes–Oxley Act Of 2002

I, Jonathan A. Graf, certify that:

1. I have reviewed this annual report on Form 10-K of American Campus Communities, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 1, 2010

By: /s/ Jonathan A. Graf

Jonathan A. Graf
Executive Vice President, Chief Financial Officer and Treasurer

Certification of Chief Executive Officer Pursuant to 18 U. S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, William C. Bayless, Jr., Chief Executive Officer of American Campus Communities, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(i) The Annual Report on Form 10-K of the Company for the annual period ended December 31, 2009 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 1, 2010 /s/ William C. Bayless, Jr.

William C. Bayless, Jr.
President and Chief Executive Officer

Exhibit 32.2

Certification of Chief Financial Officer Pursuant to 18 U. S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Jonathan A. Graf, Chief Financial Officer of American Campus Communities, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(i) The Annual Report on Form 10-K of the Company for the annual period ended December 31, 2009 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 1, 2010 /s/ Jonathan A. Graf

Jonathan A. Graf
Executive Vice President, Chief
Financial Officer and Treasurer

COMMON STOCK PERFORMANCE GRAPH



The following performance graph compares the cumulative total return on our common stock with the cumulative total return of the Standard & Poor's 500 Stock Index and the MSCI US REIT Index for the period December 31, 2004 through December 31, 2009. The performance graph assumes an investment of $100 on December 31, 2004 in American Campus Communities and the two previously mentioned indices, and the reinvestment of any dividends. The performance reflected in the graph is not necessarily indicative of future performance.



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2009 Corporate Information

Board of Directors

William C. Bayless, Jr.
President, Chief Executive Officer
Director,
Executive Committee Chair

R.D. Burck
(Retired Chancellor of
The University of Texas System)
Independent Chairman of
the Board,
Audit Committee Member,
Nominating and Corporate
Governance Committee Member

G. Steven Dawson
(private investor)
Director,
Audit Committee Chairman,
Compensation Committee
Member

Cydney C. Donnell
(Director of Real Estate Programs
and Executive Professor,
Mays Business School of
Texas A&M University)
Director,
Executive Committee Member,
Nominating and Corporate
Governance Committee Member

Edward Lowenthal
(President of Ackerman
Management LLC—private invest-
ment managing and advising)
Director,
Compensation Committee
Member,
Nominating and Corporate
Governance Committee Chair

Joseph M. Macchione
(Chief Operating Officer of
GMH Associates, Inc.—private
real estate investing)
Director,
Compensation Committee
Member,
Executive Committee Member

Brian B. Nickel
Senior Executive Vice President,
*Chief Investment Officer**
Director

Winston W. Walker
(President and Chief Executive
Officer of Walker & Associates—
strategic consulting)
Director,
Audit Committee Member,
Compensation Committee Chair

Executive Officers

William C. Bayless, Jr.
President, Chief Executive Officer

Greg A. Dowell
Senior Executive Vice President,
Chief Operating Officer

Brian B. Nickel
Senior Executive Vice President,
*Chief Investment Officer**

Jonathan A. Graf
Executive Vice President,
Chief Financial Officer, Treasurer,
Secretary

James C. Hopke, Jr.
Executive Vice President, Project
Management & Construction

James E. Wilhelm III
Executive Vice President,
Public-Private Transactions

*Resigned as an officer effective March 31, 2010

Legal Counsel

Locke Lord Bissell & Liddell LLP
Dallas, TX

Auditors

Ernst & Young LLP
Austin, TX

Transfer Agent

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139
(800) 468-9716
www.wellsfargo.com/
shareownerservices

Shareholder Information

Copies of the Company's Form 10-K and all amendments filed with the Securities and Exchange Commission for the year ended December 31, 2009, committee charters, Guidelines on Governance, Code of Business Conduct and Ethics and Code of Ethical Conduct for Senior Financial Officers may be obtained free of charge by contacting:
Investor Relations
American Campus Communities
805 Las Cimas Parkway
Suite 400
Austin, TX 78746
ir@americancampus.com
www.americancampus.com

The information on our website is not part of this report.

Annual Meeting

May 6, 2010
10:00 a.m. CT
American Campus Communities
805 Las Cimas Parkway
Suite 400
Austin, TX 78746



Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SW-COC-001941

© 1996 Forest Stewardship Council

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com



AMERICAN
CAMPUS
COMMUNITIES

805 Las Cimas Parkway, Suite 400

Austin, Texas 78746

T. (512) 732-1000 F. (512) 732-2450

www.americancampus.com